Form 10KSB, Exhibit 13
period 1996-09-30
WINTON FINANCIAL CORP
filed 1996-12-23
CIK 857907

                                                                      Exhibit 13

                          WINTON FINANCIAL CORPORATION


                          BUSINESS OF WINTON FINANCIAL


Winton Financial Corporation, an Ohio corporation ("Winton Financial"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings and Loan Co. ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed a merger with Blue Chip Savings Bank ("Blue Chip") in January 1996. The merger was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements contained herein have been restated to reflect the business combination as of October 1, 1991. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its four branch offices in Hamilton County, Ohio, and is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Winton Savings also invests in U.S. government guaranteed mortgage-backed and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal repayments and borrowings from the Federal Home Loan Bank of Cincinnati (the "FHLB"), of which Winton Savings is a member.

Winton Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Winton Savings is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions. Deposits in Winton Savings are insured up to applicable limits by the FDIC.


                       MARKET PRICE OF WINTON FINANCIAL'S
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS


As of November 30, 1996, Winton Financial had 1,986,152 common shares outstanding and held of record by approximately 445 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Winton Financial's common shares have been listed on The Nasdaq System since April 1993, when it was approved for listing on the SmallCap Market. Presented on the next page are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of the last three fiscal years. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from The Nasdaq System.

                          WINTON FINANCIAL CORPORATION



                                                                           CASH
FISCAL YEAR ENDING SEPTEMBER 30,    HIGH             LOW               DIVIDENDS

1996

Quarter ending December 31, 1995     $15.00           $11.00              $.100
Quarter ending March 31, 1996         15.00            11.00               .105
Quarter ending June 30, 1996          14.25            12.00               .105
Quarter ending September 30, 1996     13.75            11.25               .105

1995

Quarter ending December 31, 1994     $15.00           $15.00              $.100
Quarter ending March 31, 1995         15.00            15.00               .100
Quarter ending June 30, 1995          15.00            11.00               .100
Quarter ending September 30, 1995     15.00            11.00               .100

1994

Quarter ending December 31, 1993     $13.00           $11.50              $.100
Quarter ending March 31, 1994         15.00            11.00               .100
Quarter ending June 30, 1994          15.00            11.00               .100
Quarter ending September 30, 1994     15.00            11.00               .100

The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amounts of its fully phased-in capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed the greater of (1) the sum of 100% of its net earnings to date during the calendar year, plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the calendar year or (2) 75% of its net earnings over the most recent four-quarter period. Savings associations which have total capital in excess of the fully phased-in capital requirement, and which have been notified by the OTS that they are in need of more than normal supervision will be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. Winton Savings currently meets its fully phased-in capital requirements and, unless the OTS determines that Winton Savings is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                          WINTON FINANCIAL CORPORATION


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated.

                                                                 AT SEPTEMBER 30,
STATEMENT FINANCIAL CONDITION DATA: (1)           1996       1995       1994        1993      1992
                                                                    (In thousands)
Total amount of:
  Assets                                         $292,241   $250,180   $239,513   $220,212   $215,629
  Interest-bearing deposits in other financial
    institutions                                     --        2,360      1,712      4,914      4,579
  Investment securities (2)                        12,174     13,080      9,316      7,528      6,995
  Mortgage-backed securities (2)                   19,356     19,442     20,624     26,791     19,961
  Loans receivable, net (3)                       250,490    205,964    198,879    171,940    174,951
  Deposit accounts                                221,533    197,905    185,327    181,950    189,120
  FHLB advances                                    46,376     29,830     33,671     19,229      9,374
  Shareholders' equity - net, restricted (4)       20,831     20,397     18,879     17,568     15,716

                                                                YEAR ENDED SEPTEMBER 30,
STATEMENT OF EARNINGS: (1)                        1996       1995       1994        1993      1992
                                                                        (In thousands)

Total interest income                            $ 21,114   $ 18,942   $ 17,187   $ 17,848   $ 20,130
Total interest expense                             12,696     10,959      9,130      9,755     12,427
                                                 --------   --------   --------   --------   --------
Net interest income                                 8,418      7,983      8,057      8,093      7,703
Provision for loan losses                            (253)       (88)       (45)      (247)      (442)
                                                 --------   --------   --------   --------   --------
Net interest income after provision for
  loan losses                                       8,165      7,895      8,012      7,846      7,261
Other income                                        1,135        589        407      1,063        873
General, administrative and other expense          (7,491)    (5,529)    (5,497)    (5,006)    (4,413)
                                                 --------   --------   --------   --------   --------
Earnings before income taxes                        1,809      2,955      2,922      3,903      3,721
Federal income taxes                                 (628)      (994)      (971)    (1,338)    (1,255)
                                                 --------   --------   --------   --------   --------
Net earnings                                     $  1,181   $  1,961   $  1,951   $  2,565   $  2,466
                                                 ========   ========   ========   ========   ========
Earnings per share (5)                           $    .60   $    .99   $    .99   $   1.30   $   1.25
                                                 ========   ========   ========   ========   ========

                                                               YEAR ENDED SEPTEMBER 30,
OTHER DATA: (1)                                      1996       1995       1994        1993      1992

Interest rate spread                                 2.91%      3.06%      3.39%      3.61%      3.32%
Return on equity                                     5.67       9.94      10.58      15.41      16.71
Return on assets                                      .44        .80        .85       1.19       1.13
Shareholders' equity to assets                       7.11       8.15       7.88       7.98       7.29

Number of:
  Loans outstanding                                 5,146      4,604      4,329      3,596      3,577
  Deposit accounts                                 20,735     20,209     19,278     20,119     20,582
  Full service offices                                  5           5         5          5          5


(1) The consolidated financial statements as of and for the fiscal years ended September 30, 1992, through September 30, 1995, inclusive, have been restated to give effect to the business combination with Blue Chip as if such merger occurred as of October 1, 1991.

(2) Includes securities designated as available for sale. Winton Financial adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 1, 1994. See Note A-2 of the Consolidated Financial Statements for additional information regarding SFAS No. 115.

(3)  Includes loans held for sale.

(4) Shareholders' equity for fiscal 1992 and fiscal 1993 were previously restated for a $178,000 charge which reflects retroactive adoption of SFAS No. 109, as of October 1, 1989. There was no material effect on reported net earnings for any of the periods subsequent to that date. See Notes H and J of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(5) Earnings per share for fiscal 1992 and fiscal 1993 have been restated to give effect to each one of the distributions in the nature of two-for-one stock splits in fiscal 1993 and fiscal 1994. Additionally, earnings per share for fiscal 1992 through 1995, inclusive, have been restated to give effect to the issuance of 361,952 shares in connection with the Blue Chip merger.

                          WINTON FINANCIAL CORPORATION


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General
-------

Since 1990, Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 1996, fiscal 1995 and fiscal 1994.

On January 5, 1996, Winton Financial acquired Blue Chip by means of a merger of Blue Chip, with assets of approximately $34 million, into Winton Savings (the "Merger"). On the effective date of the Merger, all outstanding shares of Blue Chip were canceled and extinguished in consideration for 361,952 Winton Financial shares. Blue Chip had one office in downtown Cincinnati, Ohio, which became a branch of Winton Savings.

Forward-Looking Statements
--------------------------

In the following pages, management presents an analysis of Winton Financial's financial condition as of September 30, 1996, and the results of operations for fiscal 1996, as compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the forward looking statements included herein are the statements under the following headings in respect of the referenced matters:

1. ASSET/LIABILITY MANAGEMENT - Management's expectation that its asset/liability management efforts have reduced Winton Savings' overall vulnerability to interest rate risk, and that Winton Savings' results of operations are sensitive to general changes in interest rates, because interest-rate-sensitive liabilities exceed interest-rate-sensitive assets.

2. LIQUIDITY AND CAPITAL RESOURCES - Management's belief that Winton Savings' liquidity position is adequate to meet its needs for funds, and that Winton Savings' regulatory capital requirements will not increase as a result of proposed changes in the requirements for all savings associations.

3. CHARTER UNIFICATION LEGISLATION - Legislation changes that may change the regulatory requirements of Winton Financial and Winton Savings.

4. CHANGES IN FINANCIAL CONDITION - Management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses.

5. PROVISION FOR LOAN LOSSES - Management's belief that the allowance for loan losses is adequate.

6. COMPARISON OF RESULTS OF OPERATIONS - GENERAL, ADMINISTRATIVE AND OTHER EXPENSES - Management's anticipation regarding a rebate of certain deposit insurance premiums.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management
--------------------------

Winton Savings' earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between such interest-earning assets and such interest-bearing liabilities, Winton Savings' earnings will be affected differently under various interest rate scenarios. Management believes that the steps which have been taken in asset/liability management have reduced the overall vulnerability of Winton Savings to interest rate risk. For example, Winton Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and by purchasing relatively short-term and variable-rate investments and securities. However, in order to better compete for deposits, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. At September 30, 1996, approximately $138.3 million, or 46.7%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

Winton Savings' principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Savings has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain its investment portfolio with a relatively short term to maturity, (3) otherwise to shorten asset maturities, (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit, and (5) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment.

Management and the Board of Directors generally review Winton Savings' interest rate risk posture monthly and perform a detailed review quarterly on interest rate risk data provided by the OTS. This interest rate risk data reflects the degree of change in net interest income and market value of portfolio equity given an instantaneous and parallel shift in overall interest rates of 100-400 basis points. Management and the Board have formulated what they believe to be acceptable levels of interest rate risk based on the ongoing analysis of this data, and Winton Savings has been operated within the targeted operating range over the last three years. Based on the most recent data provided by the OTS, Winton Savings' interest rate risk posture at September 30, 1996 indicated that the market value of portfolio equity would decline by 37% at a 200 basis point (100 basis points equal one percent) instantaneous increase in interest rates. Management is of the opinion that this level of interest rate risk is acceptable in the current operating environment.

                          WINTON FINANCIAL CORPORATION


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources
-------------------------------

Winton Savings is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States government and agency obligations and other similar investments having maturities of five years or less. Such investments are intended to provide a source of relatively liquid funds upon which Winton Savings may rely, if necessary, to fund deposit withdrawals and for other short-term funding needs. The required level of such liquid investments is currently 5% of certain liabilities as defined by the OTS.

The liquidity of Winton Savings, as measured by the ratio of cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and investment securities to the sum of total deposits, plus borrowings payable within one year, was 6.8% at September 30, 1996. At September 30, 1996, Winton Savings' "liquid" assets totaled approximately $15.5 million, which was $3.3 million in excess of the current OTS minimum requirements. Management has generally strived to maintain excess regulatory liquidity in a range of 6-8%, or $2.5 million to $6.6 million in excess of the minimum requirement. Winton Financial believes that the Company's liquidity posture at September 30, 1996 was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1996, Winton Savings' tangible capital of $19.9 million, or 6.8% of adjusted total assets, exceeded the 1.5% requirement by $15.5 million; its core capital of $19.9 million, or 6.8% of adjusted total assets, exceeded the minimum 3.0% requirement by $11.1 million; and, its risk-based capital of $20.6 million, or 11.5% of risk-weighted assets, exceeded the 8% requirement by $6.3 million.

In fiscal 1993, the OTS adopted an amendment to the regulatory risk-based capital requirement to include an interest rate risk component, though implementation of the component has been delayed. Additionally, the OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to 4% of adjusted total assets for substantially all savings associations. Management anticipates no material change to Winton Savings' excess regulatory capital position due to the interest rate risk component or the core capital proposal, if it is adopted in its present form.

Impact of Inflation and Changing Prices
---------------------------------------

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Impact of Inflation and Changing Prices (continued)
---------------------------------------------------

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. The liquidity and maturity structures of Winton Savings' assets and liabilities are critical to the maintenance of acceptable performance levels.

Charter Unification Legislation
-------------------------------

The deposit accounts of Winton Savings and other savings associations are insured up to applicable limits by the FDIC in the Savings Association Insurance Fund ("SAIF"). Legislation to recapitalize the SAIF was enacted on September 30, 1996. Such legislation provided that the SAIF will be merged into the Bank Insurance Fund if there are no more savings associations. Such legislation also requires the Department of Treasury to submit a report to Congress on the development of a common charter for all financial institutions. In addition, in September 1996, a bill was introduced to address this charter unification by eliminating the federal thrift charter and the separate federal regulation of savings and loan associations.

Pursuant to such legislation, Congress may eliminate the OTS, and Winton Savings may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Winton Savings may engage and would probably subject Winton Savings to more regulation by the FDIC. In addition, Winton Financial might become subject to a different form of holding company regulation, which may limit the activities in which Winton Financial may engage, and subject Winton Financial to other additional regulatory requirements, including separate capital requirements. At this time, Winton Financial cannot predict when or whether Congress may actually pass legislation regarding Winton Financial's and Winton Savings' regulatory requirements or charter. Although such legislation may change the activities in which either Winton Financial and Winton Savings may engage, it is not anticipated that the current activities of both Winton Financial and Winton Savings will be materially affected by those activity limits.

Changes in Financial Condition
------------------------------

Winton Financial's consolidated assets totaled $292.2 million at September 30, 1996, an increase of $42.1 million, or 16.8%, over September 30, 1995 levels. The current year's growth followed an increase in assets of $10.7 million, or 4.5%, during fiscal 1995. Winton Financial's growth over the last two years is generally indicative of management's efforts to sustain net interest income levels in any rising interest rate environment. Fiscal 1996 growth was primarily funded by savings deposit growth of $23.6 million and an increase in advances from the FHLB of $16.5 million.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Changes in Financial Condition (continued)
------------------------------

Cash and interest-bearing deposits declined during fiscal 1996 by $2.1 million, or 58.1%, and totaled $1.5 million at September 30, 1996. Investment securities totaled $12.2 million at September 30, 1996, a decrease of $906,000, or 6.9%, from 1995 levels. These declines resulted from management's decision to redeploy excess liquidity to fund growth in higher yielding loans.

Loans receivable increased $42.9 million, or 20.9%, during fiscal 1996. The increase is generally indicative of the favorable interest rate spreads that were available on Winton's portfolio loans during the current fiscal year. Loans held for sale totaled $2.7 million at September 30, 1996, representing an increase of $1.6 million over the prior year level of $1.1 million.

The growth in the loan portfolio consisted primarily of $27.7 million of one-to-four family residential loans, $12.3 million of multi-family residential loans and $7.4 million of nonresidential real estate loans. At September 30, 1996, the allowance for loan losses of Winton Savings totaled $857,000, an increase of $203,000 over the level maintained at September 30, 1995. At September 30, 1996, the allowance represented approximately .33% of the total loan portfolio and 92.8% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .35%, as compared to
 .28% at September 30, 1995. Although management believes that its allowance for loan losses at September 30, 1996, was adequate based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $221.5 million at September 30, 1996, an increase of $23.6 million, or 11.9%, over 1995 levels. This increase was comprised of $25.0 million in growth of certificates of deposit, and was partially offset by a $1.3 million decline in transaction accounts. Winton Financial has generally not engaged in sporadic increases or decreases in interest rates paid, or offered the highest rates available in its deposit market.

Advances from the FHLB totaled $46.4 million at September 30, 1996, an increase of $16.5 million, or 55.5%, over the amount outstanding at September 30, 1995. The increase in such advances was used primarily to fund growth in the loan portfolio.


Comparison of Results of Operations for the Year Ended September 30, 1996 to the
--------------------------------------------------------------------------------
Year Ended September 30, 1995
-----------------------------

General
-------

Net earnings for fiscal 1996 totaled $1.2 million, a $780,000, or 39.8%, decrease from the $2.0 million in net earnings recorded in fiscal 1995. The decline in net earnings resulted primarily from a $2.0 million increase in general, administrative and other expense. The increase in general, administrative and other expense was comprised primarily of $615,000 in expenses related to the Merger and a $1.3 million charge recorded as a result of legislation enacted to recapitalize the SAIF. Additionally, the decrease in net earnings was comprised of a $165,000 increase in the provision for losses on loans, and a $59,000 increase in other operating expenses, which were partially offset by a $435,000 increase in net interest income, a $546,000 increase in other income and a $366,000 decrease in the provision for federal income taxes.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Year Ended September 30, 1996 to the
--------------------------------------------------------------------------------
Year Ended September 30, 1995 (continued)
-----------------------------------------

Net Interest Income
-------------------

Total interest income amounted to $21.1 million for fiscal 1996, an increase of $2.2 million, or 11.5%, over fiscal 1995. The increase resulted primarily from a $23.5 million, or 9.9%, increase in average interest-earning assets year to year. Interest income on loans and mortgage-backed securities totaled $20.1 million in fiscal 1996, an increase of $2.0 million, or 11.1%, over fiscal 1995. This increase resulted primarily from a $22.5 million, or 10.1%, increase in the average balance outstanding, coupled with an increase in yield, from 8.13% in 1995 to 8.21% in 1996. Interest income on investment securities and interest-bearing deposits increased by $159,000, or 18.5%, due primarily to a $1.0 million increase in the average balance outstanding, coupled with a 62 basis point increase in yield, to 6.29% in fiscal 1996.

Interest expense on deposits totaled $10.7 million for fiscal 1996, an increase of $1.6 million, or 17.8%, over fiscal 1995. The increase resulted primarily from an $18.0 million increase in the average balance outstanding, coupled with a 37 basis point increase in the average cost of deposits, to 5.10% in fiscal 1996. Interest expense on borrowings increased by $122,000, or 6.5%, due primarily to a $4.0 million increase in the average balance outstanding, which was partially offset by a 32 basis point decline in the average cost of borrowings year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $435,000, or 5.4%, to a total of $8.4 million for fiscal 1996, as compared to fiscal 1995. The interest rate spread declined by 15 basis points, to 2.91% for fiscal 1996, while the net interest margin declined by 14 basis points, to 3.22% for fiscal 1996, as compared to 3.36% for fiscal 1995.

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $253,000 provision for losses on loans during the fiscal year ended September 30, 1996. Such provision was heavily influenced by management's desire to increase Blue Chip's allowance to a level commensurate with Winton Savings. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income
------------

Other income increased by $546,000, or 92.7%, for fiscal 1996, compared to the same period in fiscal 1995, due primarily to an increase in gain on sale of loans totaling $492,000, and a $97,000, or 33.8%, increase in other operating income, resulting primarily from an increase in rental income on a parcel of real estate acquired through foreclosure and increases in service fees and charges on loans and deposits.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Year Ended September 30, 1996 to the
--------------------------------------------------------------------------------
Year Ended September 30, 1995 (continued)
-----------------------------------------

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $7.5 million for fiscal 1996, an increase of $2.0 million, or 35.5%, over fiscal 1995. This increase resulted primarily from the $1.3 million charge recorded in 1996 in connection with the SAIF recapitalization, coupled with a $615,000 provision for costs related to the Merger. Other operating expenses increased by $59,000, or 1.1%, during fiscal 1996, as compared to fiscal 1995, reflecting management's continuing efforts to control operating overhead.

Legislation to recapitalize the SAIF provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Winton Savings had $196.0 million in SAIF deposits at March 31, 1995 (including $11.5 million in deposits acquired in an acquisition in April 1995 which are attributed to Winton Savings at March 31,
1995), resulting in an assessment of approximately $1.3 million, or $850,000 after tax, which was recorded as a charge in the quarter ended September 30, 1996, and was paid on November 27, 1996. In connection with the recapitalization, it is anticipated that the FDIC will refund a portion of the deposit insurance premiums for the calendar fourth quarter in an amount equal to approximately five basis points of SAIF insured deposits.

In connection with the legislation, the FDIC has reduced premium rates for healthy savings associations beginning in calendar 1997, to a rate of $.064 per $100 of SAIF insured deposits, a reduction of $.166 per $100 of SAIF insured deposits from the rates paid in fiscal 1996.

Federal Income Taxes
--------------------

The provision for federal income taxes declined by $366,000, or 36.8%, for the fiscal year ended September 30, 1996, as compared to the same period in 1995. This decrease resulted primarily from the decline in net earnings before taxes of $1.1 million, or 38.8%. Winton Financial's effective tax rates amounted to 34.7% and 33.6% for the fiscal years ended September 30, 1996 and 1995, respectively.

Under separate legislation enacted in August 1996, the Company is required to recapture as taxable income approximately $850,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Company has provided deferred taxes for this amount and will be permitted by such legislation to amortize the recapture of its bad debt reserve over six years.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Year Ended September 30, 1995 to the
--------------------------------------------------------------------------------
Year Ended September 30, 1994
-----------------------------

General
-------

Net earnings for fiscal 1995 totaled $1,961,000, an increase of $10,000, or .5%, over the $1,951,000 in net earnings reported for fiscal 1994. The increase in net earnings was primarily attributable to a $182,000 increase in other income, which was partially offset by a $74,000 decrease in net interest income, a $43,000 increase in the provision for losses on loans, a $32,000 increase in general, administrative and other expense, and a $23,000 increase in the provision for federal income taxes.

Net Interest Income
-------------------

Interest on loans and mortgage-backed securities increased during fiscal 1995 by $1.6 million, or 9.6%. Such growth in interest income during fiscal 1995 resulted from a $15.0 million increase in weighted-average portfolio balances outstanding year-to-year, as well as a .17% increase in the weighted-average portfolio yield.

Interest income on investments and interest-bearing deposits increased during fiscal 1995 by $173,000, or 25.1%, generally reflecting growth in weighted-average balances outstanding, coupled with an increase in the weighted-average yield on the portfolio. The increase in yield is indicative of the higher available yields on liquid investment alternatives in fiscal 1995, as compared to fiscal 1994.

Interest expense paid on deposits increased during fiscal 1995 by $1.2 million, or 15.3%, generally reflecting the refinancing of, and growth in, longer term certificates of deposit at higher weighted average interest rates and the acquisition of $11.5 million in deposits in April 1995.

Interest expense on FHLB advances increased during fiscal 1995 by $622,000, or 49.7%, due primarily to the growth in weighted-average borrowings outstanding during fiscal 1995, as compared to fiscal 1994.

As a result of the foregoing, net interest income declined during fiscal 1995 by $74,000, or .9%. Winton Financial's interest rate spread declined to 3.06% in 1995, compared to 3.39% in 1994, while the net interest margin amounted to 3.36% in 1995, compared to 3.64% in 1994.

Provision for Losses on Loans
-----------------------------

The provision for losses on loans during fiscal 1995, totaled $88,000, an increase of $43,000 over the fiscal 1994 total. The current year provision was primarily attributable to growth in the loan portfolio during the year. Nonperforming loans totaled $602,000 at September 30, 1995, representing .3% of the total loan portfolio at that date. This compares to nonperforming loans of $432,000, or .2% of the total loan portfolio, at September 30, 1994. Due to Winton Savings relatively low level of nonperforming loans, the addition or deletion of one loan can significantly change the nonperforming loan ratios. At September 30, 1995, the allowance for loan losses totaled $654,000, representing 108.6% of nonperforming loans. This compares to a coverage ratio of the allowance to nonperforming loans of 134.7% at September 30, 1994. At both September 30, 1995 and 1994, the allowance for loan losses represented .3% of the loan portfolio.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Year Ended September 30, 1995 to the
--------------------------------------------------------------------------------
Year Ended September 30, 1994 (continued)
-----------------------------------------

Other Income
------------

Other income increased during fiscal 1995 by $182,000, or 44.7%. The increase was primarily attributable to a $145,000 increase in gains on sale of loans, reflecting a moderation of interest rate levels during the second half of fiscal 1995.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense increased by $32,000, or .6%, during fiscal 1995. Employee compensation and benefits increased during fiscal 1995 by $299,000, or 12.5%. The increase was primarily attributable to a $190,000 decline in deferred loan origination costs per SFAS No. 91, coupled with normal merit increases. The decline in deferred loan origination costs is reflective of the decline in loan volume in fiscal 1995, as compared to fiscal 1994. The increase in compensation costs was partially offset by a $267,000 reduction in all other operating expense categories, reflecting management's continuing efforts to reduce operating costs.

Federal Income Taxes
--------------------

The provision for federal income taxes increased during fiscal 1995 by $23,000, or 2.4%. The effective tax rates amounted to 33.6% and 33.2% for the years ended September 30, 1995 and 1994, respectively.

Effects of Recent Accounting Pronouncements
-------------------------------------------

In fiscal 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Management adopted SFAS No. 121 on October 1, 1996, as required, without a material effect on consolidated financial position or results of operations.

In June 1994, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights", which requires that Winton Financial recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage-servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage-servicing rights. SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights be assessed for

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)
-------------------------------------------

impairment. Impairment is measured based on fair value. SFAS No. 122 was required for fiscal years beginning after December 15, 1995, (October 1, 1996, as to Winton Financial) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights whenever acquired. Retroactive application is prohibited and earlier adoption was encouraged. Management adopted SFAS No. 122 as of October 1, 1995, which resulted in recognition of pre-tax mortgage servicing rights totaling $322,000 during fiscal 1996.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

                          WINTON FINANCIAL CORPORATION


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)
-------------------------------------------------------

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 (fiscal 1998 as to Winton Financial), and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes A-2 and B, the Corporation changed its method of accounting for certain investments and mortgage-backed securities as of October 1, 1994.

Also, as more fully discussed in Note A-3, the Corporation changed its method of accounting for gains on sale of loans during fiscal 1996.

We previously audited and reported on the consolidated statement of financial condition of Winton Financial Corporation as of September 30, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended September 30, 1995 and 1994, prior to the Corporation's restatement of the 1995 and 1994 consolidated financial statements for the 1996 pooling-of-interests with Blue Chip Savings Bank. The contribution of Blue Chip Savings Bank to total assets, revenues, and net earnings represented 11.6%, 12.0% and 21.1% of the respective restated 1995 totals. Separate financial statements of Blue Chip included in the 1995 and 1994 consolidated financial statements were audited and reported on separately by other auditors.




Cincinnati, Ohio
November 26, 1996

                          WINTON FINANCIAL CORPORATION


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


          ASSETS                                                 1996         1995
                                                                          (Restated)

Cash and due from banks                                         $  1,504   $  1,230
Interest-bearing deposits in other financial institutions           --        2,360
                                                                --------   --------
     Cash and cash equivalents                                     1,504      3,590


Investment securities available for sale - at market               2,581      3,073
Investment securities - at amortized cost, approximate market
  value of $9,623 and $10,101 at  September 30, 1996 and 1995      9,593     10,007
Mortgage-backed securities available for sale - at market          2,942      1,482
Mortgage-backed securities - at cost, approximate market
  value of $15,983 and $17,517 at September 30, 1996 and 1995     16,414     17,960
Loans receivable - net                                           247,755    204,885
Loans held for sale - at lower of cost or market                   2,735      1,079
Office premises and equipment                                      2,667      2,776
Real estate acquired through foreclosure                             561        343
Federal Home Loan Bank stock - at cost                             2,359      2,163
Accrued interest receivable on loans                               1,908      1,579
Accrued interest receivable on mortgage-backed securities            126        135
Accrued interest receivable on investments and
  interest-bearing deposits                                          163        187
Prepaid expenses and other assets                                    409        336
Intangible assets - net of amortization                              524        585
                                                                --------   --------

          TOTAL ASSETS                                          $292,241   $250,180
                                                                ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY                                                1996       1995
                                                                                           (Restated)

Deposits                                                                        $221,533   $197,905
Advances from the Federal Home Loan Bank                                          46,376     29,830
Accounts payable on mortgage loans serviced for others                               686        622
Advance payments by borrowers for taxes and insurance                                312        289
Other liabilities                                                                  2,273        607
Accrued federal income taxes                                                         116         91
Deferred federal income taxes                                                        114        439
                                                                                --------   --------
          Total liabilities                                                      271,410    229,783

Commitments                                                                         --         --

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued and outstanding                                                --         --
  Common stock - 5,000,000 shares without par value authorized;
    1,986,152 and 1,624,200 shares issued and outstanding
    at September 30, 1996 and 1995                                                  --         --
  Additional paid-in capital                                                       6,501      6,444
  Retained earnings - restricted                                                  14,142     13,775
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                       188        178
                                                                                --------   --------
          Total shareholders' equity                                              20,831     20,397
                                                                                --------   --------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $292,241   $250,180
                                                                                ========   ========






The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION


                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                                    1996            1995           1994
                                                                                              (Restated)     (Restated)
Interest income
  Loans                                                                          $18,911         $17,031        $15,436
  Mortgage-backed securities                                                       1,183           1,050          1,063
  Investment securities                                                              821             688            519
  Interest-bearing deposits and other                                                199             173            169
                                                                                --------        --------       --------
         Total interest income                                                    21,114          18,942         17,187

Interest expense
  Deposits                                                                        10,700           9,085          7,878
  Borrowings                                                                       1,996           1,874          1,252
                                                                                 -------         -------        -------
         Total interest expense                                                   12,696          10,959          9,130
                                                                                  ------          ------        -------

         Net interest income                                                       8,418           7,983          8,057

Provision for losses on loans                                                        253              88             45
                                                                                --------       ---------      ---------

         Net interest income after provision for losses on loans                   8,165           7,895          8,012

Other income
  Gain on sale of mortgage loans                                                     742             250            105
  Gain on sale of investments and mortgage-backed securities
    designated as available for sale                                                   9              47             -
  Gain on sale of real estate acquired through foreclosure                            -                5             62
  Other operating                                                                    384             287            240
                                                                                --------        --------       --------
         Total other income                                                        1,135             589            407

General, administrative and other expense
  Employee compensation and benefits                                               2,625           2,698          2,399
  Occupancy and equipment                                                          1,154           1,138          1,142
  Federal deposit insurance premiums                                               1,773             425            397
  Franchise taxes                                                                    254             232            267
  Amortization of intangible assets                                                   61              40             69
  Advertising                                                                        137             143            171
  Other operating                                                                    872             853          1,052
  Merger related costs                                                               615              -              -
                                                                                --------         -------        -------
         Total general, administrative and other
           expense                                                                 7,491           5,529          5,497
                                                                                 -------         -------        -------

         Earnings before income taxes                                              1,809           2,955          2,922

Federal income taxes
  Current                                                                            960             740            801
  Deferred                                                                          (332)            254            170
                                                                                --------        --------       --------
         Total federal income taxes                                                  628             994            971
                                                                                --------        --------       --------

         NET EARNINGS                                                           $  1,181        $  1,961       $  1,951
                                                                                 =======         =======        =======

         EARNINGS PER SHARE                                                         $.60            $.99           $.99
                                                                                    ====            ====           ====


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 1996, 1995 and 1994
                        (In thousands, except share data)

                                                                                                                   REQUIRED
                                                                                                               CONTRIBUTION
                                                                             ADDITIONAL  UNREALIZED              FOR SHARES
                                                                      COMMON    PAID-IN        GAIN   RETAINED     ACQUIRED
                                                                       STOCK    CAPITAL      (LOSS)   EARNINGS      BY ESOP   TOTAL

Balance as of October 1, 1993, as restated for business
  combination (Note A)                                                   $-      $5,482         $-     $12,171     $ (85)   $17,568

Proceeds from exercise of stock options                                   -          22          -          -         -          22
Net earnings for the year ended September 30, 1994                        -          -           -       1,951        -       1,951
Dividends on common stock                                                 -          -           -        (747)       -        (747)
Stock dividend effected in the form of a 2-for-1 split                    -         812          -        (812)       -          -
Principal payments on loan to ESOP                                        -          -           -          -         85         85
                                                                        ----      -----        ----     ------    ------    -------

Balance at September 30, 1994                                             -       6,316          -      12,563        -      18,879

Proceeds from exercise of stock options                                   -         128          -          -         -         128
Net earnings for the year ended September 30, 1995                        -          -           -       1,961        -       1,961
Designation of securities as available for sale upon adoption of
  SFAS No. 115, net of related tax effects                                -          -          163         -         -         163
Realized gain on sale of securities designated as available for
  sale, net of related tax effects                                        -          -          (13)        -         -         (13)
Unrealized gains on securities designated as available for sale, net
  of related tax effects                                                  -          -           28         -         -          28
Dividends on common stock                                                 -          -           -        (749)       -        (749)
                                                                        ----      -----        ----    -------      ----    -------

Balance at September 30, 1995                                             -       6,444         178     13,775        -      20,397

Proceeds from exercise of stock options                                   -          57          -          -         -          57
Net earnings for the year ended September 30, 1996                        -          -           -       1,181        -       1,181
Unrealized gain on securities designated as available for
  sale, net of related tax effects                                        -          -           10         -         -          10
Dividends on common stock                                                 -          -           -        (814)       -        (814)
                                                                        ----      -----         ---     -------      ----    -------

Balance at September 30, 1996                                            $-      $6,501        $188    $14,142       $-     $20,831
                                                                         ===      =====         ===     ======        ==     ======



The accompanying notes are an integral part of these statements.
                                       19

                          WINTON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                           1996        1995         1994
                                                                                  (Restated)  (Restated)
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                            $  1,181    $  1,961    $  1,951
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and
      mortgage-backed securities                                             52          47         133
    Amortization of deferred loan origination fees                         (149)       (213)       (454)
    Depreciation and amortization                                           355         350         360
    Amortization of intangible assets                                        61          40          69
    Gain on sale of mortgage loans                                         (420)       (250)       (105)
    Gain on sale of investment securities designated as
      available for sale                                                   --           (47)       --
    Gain on sale of mortgage-backed securities designated
      as available for sale                                                  (9)       --          --
    Gain on sale of real estate acquired through foreclosure               --            (5)        (62)
    Provision for losses on loans                                           253          88          45
    Loans disbursed for sale in the secondary market                    (36,301)    (16,876)    (34,047)
    Proceeds from sale of loans in the secondary market                  35,065      16,816      39,185
    Federal Home Loan Bank stock dividends                                 (155)       (136)        (94)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                 (329)       (163)       (112)
      Accrued interest receivable on mortgage-backed securities               9         (15)         53
      Accrued interest receivable on investments                             24         (36)        (50)
      Prepaid expenses and other assets                                     (73)        144         (14)
      Accounts payable on mortgage loans serviced for others                 64         105          40
      Other liabilities                                                   1,666         (87)         53
      Federal income taxes
        Current                                                              25         117         205
        Deferred                                                           (332)        254         170
                                                                       --------    --------    --------
         Net cash provided by operating activities                          987       2,094       7,326

Cash flows provided by (used in) investing activities:
  Proceeds from the sale of investment securities
    designated as available for sale                                       --           579        --
  Proceeds from the sale of mortgage-backed securities
    designated as available for sale                                      1,406        --          --
  Principal repayments on mortgage-backed securities                      2,040       2,515       9,207
  Purchase of mortgage-backed securities designated as
    available for sale                                                   (3,087)     (1,400)       --
  Purchase of mortgage-backed securities designated as held
    to maturity                                                            (293)       --        (3,166)
  Proceeds from the maturity of investment securities                     2,250       3,570      10,080
  Proceeds from the sale of real estate acquired through
    foreclosure                                                            --           203         572
  Purchase of investment securities designated as held to maturity       (1,350)     (5,285)    (11,875)
  Purchase of investment securities designated as available for sale       --        (2,291)       --
  Purchase of Federal Home Loan Bank stock                                  (41)       (152)       --
  Loan principal repayments                                              42,079      39,201      55,825
  Loan disbursements                                                    (85,114)    (45,994)    (87,868)
  Purchase and renovation of office premises and equipment                 (246)        (33)       (293)
  Additions to real estate acquired through foreclosure                    (157)       (192)        (27)
  Intangible assets arising from branch purchase                           --          (611)       --
                                                                       --------    --------    --------
         Net cash used in investing activities                          (42,513)     (9,890)    (27,545)
                                                                       --------    --------    --------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                   (41,526)     (7,796)    (20,219)
                                                                       --------    --------    --------

                          WINTON FINANCIAL CORPORATION


                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)

                                                                          1996        1995        1994
                                                                                 (Restated)    (Restated)

         Net cash used in operating and investing activities
           (balance brought forward)                                  $(41,526)   $ (7,796)   $(20,219)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts, including
    purchased deposits                                                  23,628      12,578       3,377
  Proceeds from Federal Home Loan Bank advances                         65,262      21,500      66,650
  Repayment of Federal Home Loan Bank advances                         (48,716)    (25,341)    (52,208)
  Advances by borrowers for taxes and insurance                             23          (3)        116
  Proceeds from exercise of stock options                                   57         128          22
  Dividends paid on common stock                                          (814)       (749)       (747)
                                                                      --------    --------    --------
         Net cash provided by financing activities                      39,440       8,113      17,210
                                                                      --------    --------    --------

Net increase (decrease) in cash and cash equivalents                    (2,086)        317      (3,009)

Cash and cash equivalents at beginning of year                           3,590       3,273       6,282
                                                                      --------    --------    --------

Cash and cash equivalents at end of year                              $  1,504    $  3,590    $  3,273
                                                                      ========    ========    ========


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                              $    809    $    640    $    574
                                                                      ========    ========    ========
    Interest on deposits and borrowings                               $ 12,650    $ 10,924    $  9,056
                                                                      ========    ========    ========

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired through
    foreclosure                                                       $     61    $    155    $    480
                                                                      ========    ========    ========

  Transfer of investments and mortgage-backed
    securities to an available for sale classification
    upon adoption of SFAS No. 115                                     $   --      $  2,233    $   --
                                                                      ========    ========    ========

  Unrealized gains on securities designated as
    available for sale, net of related tax effects                    $     10    $    178    $   --
                                                                      ========    ========    ========

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 122                                      $    322    $   --      $   --
                                                                      ========    ========    ========




The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Winton Financial Corporation ("Winton Financial", or the "Corporation") conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    On January 5, 1996, Winton Financial merged Blue Chip Savings Bank with and into its subsidiary, The Winton Savings and Loan Co. ("Winton Savings", or the "Company"), in a transaction which was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated to reflect the effects of the business combination as of October 1, 1993. Pursuant to the Merger Agreement, Winton Financial issued 361,952 shares of common stock.

    The following is a summary of the significant accounting policies which, with the exception of the policies described in Notes A-2 and A-3, have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    Winton Financial is a unitary savings and loan holding company. Since 1990, Winton Financial's activities have been limited primarily to holding the common stock of its subsidiary, Winton Savings.

    Future references are made to the Corporation or Company as applicable. The consolidated financial statements include the accounts of the Corporation and the Company. Condensed financial statements of the Corporation are presented in Note K as of September 30, 1996 and 1995 and for the fiscal years ended September 30, 1996, 1995 and 1994. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

    Prior to October 1, 1994, investment securities and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted to operations using the interest method over the estimated life of the underlying loans collateralizing the securities. Investment securities and mortgage-backed securities held for portfolio investments were carried at cost, as it was management's intent, and the Corporation had the ability to hold the securities until maturity. Investment securities and mortgage-backed securities which would be held for indefinite periods of time, or used as part of the Corporation's asset/liability management strategy, or that may be sold in response to changes in interest rates, prepayment risk or the perceived need to increase regulatory capital were classified as held for sale and were carried at the lower of aggregate cost or market.

    In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. The Corporation adopted SFAS No. 115 for the fiscal year beginning October 1, 1994. The effect of initial adoption was to increase shareholders' equity by approximately $163,000 on October 1, 1994, representing the unrealized fair value appreciation on investment and mortgage-backed securities designated as available for sale, net of applicable deferred federal income taxes. At September 30, 1996 and 1995, the Corporation's shareholders equity reflected net unrealized gains totaling $188,000 and $178,000, respectively.

    Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

    3.  Loans Receivable
        ----------------

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans. Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)
        ----------------

    based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 1996 and 1995, loans held for sale were carried at cost.

    The Company retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. In June 1994, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    SFAS No. 122 is effective for fiscal years beginning after December 15, 1995, (October 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited, and earlier adoption is encouraged. Management adopted SFAS No. 122 as of October 1, 1995, which resulted in recognition of mortgage servicing rights totaling $322,000 during fiscal 1996.

    4.  Loan Origination and Commitment Fees
        ------------------------------------

    The Company accounts for loan origination fees in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses
        -------------------------

    It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Corporation adopted SFAS No. 114 effective October 1, 1995, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in impaired nonresidential and multi-family residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1996, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6.  Office Premises and Equipment
        -----------------------------

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements and three to fifteen years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

    7.  Real Estate Acquired through Foreclosure
        ----------------------------------------

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    8.  Federal Income Taxes
        --------------------

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, gains on sale of loans utilizing the net yield method, the SAIF recapitalization assessment, the general loan loss allowance and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Amortization of Intangible Assets
        ---------------------------------

    Goodwill and other intangible assets arising from the acquisition of deposits from another financial institution is being amortized on the straight-line method over a ten year period.

    10.  Employee Benefit Plans
         ----------------------

    The Corporation has implemented an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $65,000, $48,000 and $69,000 were made to the plan for the years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996, the ESOP held 147,323 shares of the Corporation's common stock, all of which had been allocated to participants as of that date.

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan totaled $23,000, $20,000 and $18,000, for the years ended September 30, 1996, 1995 and 1994, respectively.

    11.  Stock Option and Incentive Plan
         -------------------------------

    The Corporation has a Stock Option and Incentive Plan that provides for the issuance of 324,840 shares of authorized, but unissued shares. During the year ended September 30, 1994, 126,000 options were granted at a fair value of $10.00 per share. During the year ended September 30, 1996, 120,500 options were granted at fair value of $13.31 per share. At September 30, 1996, none of the stock options granted had been exercised.

    12.  Earnings Per Share
         ------------------

    Earnings per share is based on net earnings divided by 1,985,017, 1,971,294 and 1,970,546 weighted-average shares outstanding for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. In computing earnings per share for the years ended September 30, 1995 and 1994, the 361,954 shares issued to Blue Chip Savings Bank were added to the Corporation's historic weighted-average share outstanding. Fully diluted earnings per share is not presented, as there was no material dilutive effect attendant to the Corporation's Stock Option Plan during any of the years presented.

    13.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1996 and 1995:

               CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

               INVESTMENTS AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

               LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

               FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

               DEPOSITS: The fair value of NOW accounts, passbook and club accounts, and customer advance payments are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)
         -----------------------------------

                  FEDERAL HOME LOAN BANK ADVANCES: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1996 and 1995, were not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                       1996                         1995
                                                             CARRYING         FAIR       CARRYING         FAIR
                                                                VALUE        VALUE          VALUE        VALUE
                                                                               (In thousands)
    Financial assets
      Cash and cash equivalents                              $  1,504     $  1,504       $  3,590     $  3,590
      Investment securities designated
        as available for sale                                   2,581        2,581          3,073        3,073
      Investment securities - at cost                           9,593        9,623         10,007       10,101
      Mortgage-backed securities designated
        as available for sale                                   2,942        2,942          1,482        1,482
      Mortgage-backed securities - at cost                     16,414       15,983         17,960       17,517
      Loans receivable - net                                  250,490      254,244        205,964      205,713
      Federal Home Loan Bank stock                              2,359        2,359          2,163        2,163
                                                             --------     --------       --------     --------

                                                             $285,883     $289,236       $244,239     $243,639
                                                             ========     ========       ========     ========

    Financial liabilities
      Deposits                                               $221,533     $222,205       $197,905     $198,403
      Advances from Federal Home Loan Bank                     46,376       46,431         29,830       29,901
      Advance payments and amounts due on loans
        serviced for others                                       998          998            911          911
                                                             --------     --------       --------     --------

                                                             $268,907     $269,634       $228,646     $229,215
                                                             ========     ========       ========     ========

    15.  Reclassifications
         -----------------

     Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                  1996                           1995
                                                                             (In thousands)

                                                                         ESTIMATED                   ESTIMATED
                                                         AMORTIZED            FAIR      AMORTIZED         FAIR
                                                              COST           VALUE           COST        VALUE
    HELD TO MATURITY:
      U.S. Government and agency
        obligations                                        $ 9,593         $ 9,623        $10,007      $10,101

    AVAILABLE FOR SALE:
      U.S. Government and agency obligations                 2,098           2,120          2,604        2,655
      Corporate equity securities                              189             461            189          418
                                                           -------         -------        -------      -------
                                                             2,287           2,581          2,793        3,073
                                                           -------         -------        -------      -------

         Total investments                                 $11,880         $12,204        $12,800      $13,174
                                                           =======         =======        =======      =======

    At September 30, 1996, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $324,000, which was comprised of gross unrealized gains of $365,000 and gross unrealized losses of $41,000.

    At September 30, 1995, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $374,000, which was comprised of gross unrealized gains of $417,000, and gross unrealized losses of $43,000.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 1996, by term to maturity are shown below.

                                                                  ESTIMATED
                                                 AMORTIZED             FAIR
                                                      COST            VALUE
                                                          (In thousands)

    Due in one year or less                        $ 2,990          $ 2,996
    Due in one to three years                        7,248            7,296
    Due in three to five years                       1,453            1,451
                                                   -------          -------

                                                   $11,691          $11,743
                                                   =======          =======


                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1996 and 1995, are shown below.

                                                                                            1996
                                                                                  GROSS            GROSS      ESTIMATED
                                                               AMORTIZED     UNREALIZED       UNREALIZED           FAIR
                                                                    COST          GAINS           LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 6,213          $  31            $(149)       $ 6,095
        Collateralized mortgage obligations                          359             -                (1)           358
      Government National Mortgage Association
        Participation certificates                                   948             -                -             948
      Federal National Mortgage Association
        Participation certificates                                 3,912              4              (90)         3,826
        Collateralized mortgage obligations                        1,657             -               (50)         1,607
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -              (167)         2,970
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                (9)           179
                                                                 -------          -----            -----        -------
         Total mortgage-backed securities
           held to maturity                                       16,414             35             (466)        15,983

    AVAILABLE FOR SALE:
      Government National Mortgage Corporation
        Participation Certificates                                   894             -                (6)           888
      Federal Home Loan Mortgage Corporation
        Collateralized mortgage obligations                        2,058             -                (4)         2,054
                                                                 -------          -----            -----        -------
         Total mortgage-backed securities
           available for sale                                      2,952             -               (10)         2,942
                                                                 -------          -----            -----        -------

         Total mortgage-backed securities                        $19,366          $  35            $(476)       $18,925
                                                                 =======          =====            =====        =======

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                            1995
                                                                                  GROSS            GROSS      ESTIMATED
                                                               AMORTIZED     UNREALIZED       UNREALIZED           FAIR
                                                                    COST          GAINS           LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 7,296          $   1            $(146)       $ 7,151
        Collateralized mortgage obligations                          359             -                -             359
      Government National Mortgage Association
        Participation certificates                                 1,050             -               (14)         1,036
      Federal National Mortgage Association
        Participation certificates                                 4,273              1              (87)         4,187
        Collateralized mortgage obligations                        1,657             -               (54)         1,603
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -              (134)         3,003
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -               (10)           178
                                                                 -------          -----            -----        -------
         Total mortgage-backed securities
           held to maturity                                       17,960              2             (445)        17,517

    AVAILABLE FOR SALE:
      Federal National Mortgage Association
        Participation certificates                                    98              1               -              99
      Federal National Mortgage Association
        Collateralized mortgage obligations                        1,397             -               (14)         1,383
                                                                 -------          -----            -----        -------
         Total mortgage-backed securities
           available for sale                                      1,495              1              (14)         1,482
                                                                 -------          -----            -----        -------

         Total mortgage-backed securities                        $19,455          $   3            $(459)       $18,999
                                                                 =======          =====            =====        =======


                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 1996, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                   AMORTIZED COST
                                                                   (In thousands)

    Due within three years                                                 $2,417
    Due after three years through five years                                    3
    Due after five years through ten years                                     44
    Due after ten years through twenty years                                    7
    Due after twenty years                                                 16,895
                                                                           ------

                                                                          $19,366
                                                                           ======

    Mortgage-backed securities with an approximate carrying value of $2.7 million were pledged to secure public deposits at September 30, 1996.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                                       1996            1995
                                                                           (In thousands)

    Residential real estate
      One- to four-family residential                              $138,720          $120,124
      Multi-family residential                                       55,507            44,298
      Construction                                                   17,524            14,624
    Nonresidential real estate and land                              39,327            30,513
    Nonresidential construction                                         450             1,486
    Consumer and other                                                7,994             3,762
                                                                  ---------         ---------
                                                                    259,522           214,807
    Less:
      Undisbursed portion of loans in process                        10,150             8,331
      Deferred loan origination fees                                    760               937
      Allowance for loan losses                                         857               654
                                                                  ---------         ---------

                                                                   $247,755          $204,885
                                                                    =======           =======

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $200.0 million, or 81%, of the total loan portfolio at September 30, 1996, and $169.1 million, or 83%, of the total loan portfolio at September 30, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $116.6 million, $104.6 million and $98.8 million at September 30, 1996, 1995 and 1994, respectively.

    In the ordinary course of business, the Company has granted loans to some of the officers, directors and their related business interests. Related party loans are granted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Since fiscal 1989, it is the Company's policy to prohibit lending to officers and directors of the Company. There were no loans to officers and directors at September 30, 1996.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                  1996           1995         1994
                                                          (In thousands)

    Beginning balance                             $654           $582         $742
    Provision for loan losses                      253             88           45
    Charge-off of loans                            (50)          (122)        (263)
    Recoveries of loan losses                       -             106           58
                                                  ----           ----         ----

    Ending balance                                $857           $654         $582
                                                  ====           ====         ====

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At September 30, 1996, the Company's allowance for loan losses was comprised of a specific loan loss allowance totaling $105,000 and a general loan loss allowance of $752,000, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 1996, 1995 and 1994, totaled $923,000, $602,000 and $432,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $53,000, $35,000 and $12,000 for the years ended September 30, 1996, 1995 and 1994.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                            1996            1995
                                                               (In thousands)

    Land                                                  $  336          $  336
    Office buildings and improvements                      2,375           2,402
    Furniture, fixtures and equipment                      2,277           2,068
                                                          ------          ------
                                                           4,988           4,806
      Less accumulated depreciation and
        amortization                                       2,321           2,030
                                                          ------          ------

                                                          $2,667          $2,776
                                                          ======          ======

    The Company leases part of the main office facility and the adjacent real property under three-year operating lease agreements at an annual cost of $33,000 per year. The lease for the main office facility is renewable for seven additional three-year terms at market rates. The lease for the adjacent real property is renewable for six additional three-year terms at market rates. The Company may purchase the land and property at any time after the first three-year term for total consideration of $500,000 for the main office facility and adjacent real property. Additionally, a lease was assumed as part of the Blue Chip Merger. The lease expires on December 1, 1999, with two five year renewal options and has a minimum commitment of approximately $45,000 for fiscal 1997 and 1998 and $7,000 for fiscal 1999.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND WEIGHTED-AVERAGE INTEREST RATE                                      1996             1995
                                                                                           (In thousands)
    NOW accounts and money market deposits
      1996 - 1.70%                                                                   $ 12,187
      1995 - 1.98%                                                                                    $ 13,059
    Passbook and Club accounts
      1996 - 3.55%                                                                     49,651
      1995 - 3.51%                                                                                      50,102
                                                                                     --------         --------
         Total demand, transaction and passbook deposits                               61,838           63,161

    Certificates of deposit
      Original maturities of:
      Less than 12 months
        1996 - 5.37%                                                                   47,603
        1995 - 5.78%                                                                                    38,592
      12 months to 36 months
        1996 - 6.20%                                                                   70,815
        1995 - 6.00%                                                                                    57,980
      More than 36 months
        1996 - 6.28%                                                                   17,102
        1995 - 6.15%                                                                                    12,337
      Individual Retirement and Keogh
        1996 - 6.06%                                                                   24,175
        1995 - 6.25%                                                                                    25,835
                                                                                     --------         --------

         Total certificates of deposit                                                159,695          134,744
                                                                                     --------         --------

         Total deposit accounts                                                      $221,533         $197,905
                                                                                     ========         ========

    The Corporation had deposit accounts with balances in excess of $100,000 totaling $39.4 million and $24.6 million at September 30, 1996 and 1995, respectively.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                                              1996           1995          1994
                                                                                        (In thousands)

    Passbook and money market deposit accounts                             $ 1,735         $1,893        $1,962
    NOW accounts                                                               206            181           167
    Certificates of deposit                                                  8,759          7,011         5,749
                                                                           -------         ------        ------

                                                                           $10,700         $9,085        $7,878
                                                                           =======         ======        ======

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                                                           1996            1995
                                                                                              (In thousands)

    Less than one year                                                                 $ 92,423        $ 79,140
    One year to three years                                                              57,423          45,582
    More than three years                                                                 9,849          10,022
                                                                                       --------        --------

                                                                                       $159,695        $134,744
                                                                                       ========        ========


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1996, by pledges of certain residential mortgage loans totaling $69.6 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                   MATURING FISCAL
    INTEREST RATE                                   YEAR ENDING IN                    1996                 1995
                                                                                           (In thousands)

    4.40% - 7.20%                                             1996                 $    -               $11,454
    4.70% - 7.20%                                             1997                  28,000                6,558
    5.15% - 7.20%                                             1998                   7,500                5,562
    5.67% - 7.20%                                             1999                   6,500                3,067
    6.75% - 8.35%                                             2000                   4,000                3,071
    7.20%                                               Thereafter                     376                  118
                                                                                   --------             -------

                                                                                   $46,376              $29,830
                                                                                   =======              =======

    Weighted-average interest rate                                                    6.15%                6.11%
                                                                                      ====                 ====



                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate at September 30 as follows:

                                                                                         1996         1995         1994
                                                                                                (In thousands)

    Federal income taxes computed at statutory rate                                      $615       $1,005         $993
    Increase (decrease) in taxes resulting from:
      Other                                                                                13          (11)         (22)
                                                                                         ----       ------         ----
    Federal income tax provision per consolidated
      financial statements                                                               $628       $  994         $971
                                                                                         ====       ======         ====

    Effective tax rate                                                                   34.7%        33.6%        33.2%
                                                                                         ====         ====         ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                        1996         1995
    differences at statutory rate:                                                   (In thousands)

    Deferred tax assets:
      General loan loss allowance                                                 $ 256        $ 223
      Deferred loan origination fees                                                 76          211
      SAIF recapitalization assessment                                              438           -
      Stock benefit plans                                                            -            34
      Amortization of intangible assets                                              58           53
                                                                                  -----        -----
         Total deferred tax assets                                                  828          521

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                       (373)        (321)
      Difference between book and tax depreciation                                 (147)        (135)
      Percentage of earnings bad debt deduction                                    (288)        (296)
      Accrual vs. cash basis of accounting                                           -           (88)
      Unrealized gains on securities designated as available for sale               (96)         (89)
      Other                                                                         (38)         (31)
                                                                                  -----        -----
         Total deferred tax liabilities                                            (942)        (960)
                                                                                   ----         ----

         Net deferred tax liability                                               $(114)       $(439)
                                                                                   ====         ====

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $2.0 million as of September 30, 1996. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $400,000 at September 30, 1996. See Note J for additional information regarding future percentage of earnings bad debt deductions.


NOTE I - LOAN COMMITMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 1996, the Company had total outstanding commitments of approximately $10.9 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan-to-value ratio, of which $4.2 million were comprised of adjustable rate loans at rates ranging from 6.50% to 9.00%, and $6.7 million were comprised of fixed rate loans at rates ranging from 7.25% to 11.00%. The Company also had total outstanding commitments of approximately $302,000 to originate nonresidential real estate and land loans, of which $20,000 were comprised of adjustable rate loans, at an interest rate of 8.25%, and $282,000 were comprised of fixed rate loans ranging from 9.00% to 10.00%. Additionally, the Company had unused lines of credit under home equity loans of $5.9 million and under commercial lines totaling $77,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1996, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE J - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

    The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision. The minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. In the opinion of management, the proposed revision to the capital requirement will have no material effect on the Company's excess regulatory capital position. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    As of September 30, 1996, the Company's regulatory capital exceeded all minimum capital requirements as shown in the following table:

                                                                         REGULATORY CAPITAL
                                             TANGIBLE                     CORE                  RISK-BASED
                                              CAPITAL     PERCENT      CAPITAL       PERCENT       CAPITAL      PERCENT
                                                                            (In thousands)
    Capital under generally
      accepted accounting
      principles                              $20,387                  $20,387                    $ 20,387
    Nonallowable assets
      Goodwill and other intangibles             (524)                    (524)                       (524)
      Unrealized gains on available for
        sale securities                            (8)                      (8)                         (8)
    Additional capital items:
      General valuation allowances                 -                        -                          752
                                              -------                  -------                     -------
    Regulatory capital computed                19,855        6.8%       19,855         6.8%         20,607        11.5%
    Minimum capital requirement                (4,362)      (1.5)       (8,725)       (3.0)        (14,328)       (8.0)
                                              -------        ---       -------         ---          ------        -----

    Regulatory capital - excess               $15,493        5.3%      $11,130         3.8%       $  6,279         3.5%
                                              =======        ===       =======         ===        ========        =====

    At September 30, 1996, the Company met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Company's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $2.7 million and $5.2 million, respectively.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE J - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

    As a condition to regulatory approval of the reorganization to the holding company form of ownership, Winton Savings has agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year or (ii) 75% of its net income for the most recent four quarters. Pursuant to such OTS dividend regulations, Winton Savings had the ability to pay dividends of approximately $3.1 million to Winton Financial at September 30, 1996.

    The deposit accounts of the Company and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provides for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company had $195.6 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.3 million, or $850,000 after tax, which was charged to operations in fiscal 1996.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. Also, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Company would be regulated as a bank under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Company is required to recapture approximately $850,000 of its bad debt reserve as taxable income, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Company has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE K - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

     The following condensed financial statements summarize the financial position of Winton Financial Corporation as of September 30, 1996 and 1995, and the results of its operations and cash flows for each of the years ended September 30, 1996, 1995 and 1994.

                          WINTON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

         ASSETS                                                                     1996                  1995
                                                                                           (In thousands)

    Cash                                                                         $   252               $   176
    Investment in The Winton Savings and Loan Co.                                 20,387                20,029
    Corporate equity securities - at fair value                                      461                   418
    Prepaid expenses and other assets                                                 32                    14
                                                                                 -------               -------

             Total assets                                                        $21,132               $20,637
                                                                                 =======               =======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Other liabilities                                                            $   209               $   162
    Deferred federal income taxes                                                     92                    78
                                                                                 -------               -------
             Total liabilities                                                       301                   240

    Shareholders' equity
      Common stock                                                                    --                    --
      Additional paid-in capital                                                   6,501                 6,444
      Retained earnings                                                           14,142                13,775
      Unrealized gain on securities designated as
        available for sale, net of related tax effects                               188                   178
                                                                                 -------               -------

             Total shareholders' equity                                           20,831                20,397
                                                                                 -------               -------

             Total liabilities and shareholders' equity                          $21,132               $20,637
                                                                                 =======               =======




                          WINTON FINANCIAL CORPORATION


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994

NOTE K - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          WINTON FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                         1996              1995           1994
                                                                                     (In thousands)
    Revenue
      Interest and dividends on investments                            $   17            $   13         $   13
      Gain on sale of investment securities
        designated as available for sale                                   -                 20             -
      Dividends received from subsidiary                                  904               425            731
      Equity in undistributed earnings of subsidiary                      346             1,581          1,291
                                                                       ------            ------         ------
                                                                        1,267             2,039          2,035
    Expenses
      General and administrative                                           86                78             84
                                                                       ------            ------         ------

           Net earnings                                                $1,181            $1,961         $1,951
                                                                       ======            ======         ======

                          WINTON FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                                1996         1995         1994
                                                                                    (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                               $1,181      $ 1,961      $ 1,951
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                       (346)      (1,581)      (1,291)
        Gain on sale of investment securities
          designated as available for sale                                        -           (20)          -
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                      (18)          17           12
          Other liabilities                                                       47           -            24
                                                                              ------      -------      -------
             Net cash provided by operating activities                           864          377          696

    Cash flows provided by (used in) investing activities:
      Purchase of corporate equity securities                                     -           (36)         (88)
      Proceeds from sale of investment securities
        designated as available for sale                                          -            58           -
                                                                              ------      --------     -------
             Net cash provided by (used in) investing activities                  -            22          (88)

    Cash flows used in financing activities:
      Payment of dividends on common stock                                      (788)        (650)        (650)
                                                                              ------      -------      -------

    Net increase (decrease) in cash and cash equivalents                          76         (251)         (42)

    Cash and cash equivalents at beginning of year                               176          427          469
                                                                              -----       -------      -------

    Cash and cash equivalents at end of year                                  $  252      $   176      $    427
                                                                              ======      =======      ========

                          WINTON FINANCIAL CORPORATION



SHAREHOLDER SERVICES. The Provident Bank serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                               The Provident Bank
                            Capital Management Group
                                 Mail Stop 654D
                                 309 Vine Street
                             Cincinnati, Ohio 45202

MARKET MAKERS. Herzog, Heine, Geduld, Inc., McDonald & Company Securities, Inc., and Ryan Beck & Co., Inc. serve as market makers for Winton Financial's common shares.

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 31, 1997, at 10:00 a.m. Eastern Standard Time, at Shuller's Wigwam, 6210 Hamilton Avenue, Cincinnati, Ohio 45224.

FORM 10-KSB ANNUAL REPORT. A copy of Winton Financial's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247
                       Attention: Jill M. Burke, Treasurer

                          WINTON FINANCIAL CORPORATION



WINTON FINANCIAL                                WINTON SAVINGS

BOARD OF DIRECTORS                              BOARD OF DIRECTORS
William J. Parchman                             William J. Parchman
Chairman of the Board                           Chairman of the Board
Retired real estate executive
                                                Robert L. Bollin
Robert L. Bollin                                President
President of Winton Financial and
Winton Savings                                  Robert J. Bollin

Robert J. Bollin                                Robert E. Hoeweler
Vice President of Winton Savings
                                                Henry L. Schulhoff
Robert E. Hoeweler
President, Hoeweler Group, Inc.                 Thomas H. Humes

Henry L. Schulhoff                              Timothy M. Mooney
President, Schulhoff and Company, Inc.
                                                J. Clay Stinnett
Thomas H. Humes
President, Great Traditions Land &              DIRECTORS EMERITUS
Development Co.                                 Donald G. Avery*
                                                Clifford B. Hodapp
Timothy M. Mooney                               Arthur C. Saben
Vice President and Chief Financial Officer
of Kendle Research Associates, Inc.
                                                OFFICERS
J. Clay Stinnett
President, J.R. Concepts, Inc.                  Robert L. Bollin
                                                President
DIRECTORS EMERITUS
Donald G. Avery*                                Gregory J. Bollin
Clifford B. Hodapp                              Executive Vice President
Arthur C. Saben
                                                Mary Ellen Lovett
                                                Senior Vice President/Savings
OFFICERS
                                                Robert J. Bollin
Robert L. Bollin                                Vice President
President
                                                Jill M. Burke
James W. Brigger                                Treasurer and Chief Financial Officer
Secretary
                                                James W. Brigger
Jill M. Burke                                   Vice President/Chief Operating Officer/Secretary
Treasurer and Chief Financial Officer
                                                Marianne B. Kenner
Gregory J. Bollin                               Vice President/Manager of Carthage Office
Vice President

Mary Ellen Lovett
Vice President


* Mr. Avery's service as a Director will end effective at the Annual Meeting, when he will become a Director Emeritus.