Form 10KSB40, Exhibit 13
period 1997-09-30
WINTON FINANCIAL CORP
filed 1997-12-22
CIK 857907

                                   Exhibit 13

                          WINTON FINANCIAL CORPORATION

                          BUSINESS OF WINTON FINANCIAL


Winton Financial Corporation, an Ohio corporation ("Winton Financial"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings and Loan Co. ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed a merger with Blue Chip Savings Bank ("Blue Chip") in January 1996. The merger was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements contained herein have been previously restated to reflect the business combination as of October 1, 1993. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its four branch offices in Hamilton County, Ohio, and is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Winton Savings also invests in U.S. government guaranteed mortgage-backed and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal repayments and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Winton Savings is a member.

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


As of December 1, 1997, Winton Financial had 2,006,152 common shares outstanding and held of record by approximately 405 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. From April 1993 to July 1997, Winton Financial's common shares were listed on The Nasdaq SmallCap Market ("Nasdaq"). In July 1997, Winton Financial's common shares were listed on the American Stock Exchange, Inc. ("Amex").

Presented on the next page are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of the last three fiscal years. Such sales prices do not include retail financial markups, markdowns, or commissions.
Information relating to sales prices has been obtained from Nasdaq or Amex, as applicable.

                          WINTON FINANCIAL CORPORATION


                                                                  CASH
FISCAL YEAR ENDING SEPTEMBER 30,        HIGH         LOW        DIVIDENDS

1997

Quarter ending December 31, 1996     $   13.50   $   11.25   $    .105
Quarter ending March 31, 1997            14.00       11.50        .115
Quarter ending June 30, 1997             15.00       12.00        .115
Quarter ending September 30, 1997        17.50       15.75        .115

1996

Quarter ending December 31, 1995     $   15.00   $   11.00   $    .100
Quarter ending March 31, 1996            15.00       11.00        .105
Quarter ending June 30, 1996             14.25       12.00        .105
Quarter ending September 30, 1996        13.75       11.25        .105

1995

Quarter ending December 31, 1994     $   15.00   $   15.00   $    .100
Quarter ending March 31, 1995            15.00       15.00        .100
Quarter ending June 30, 1995             15.00       11.00        .100
Quarter ending September 30, 1995        15.00       11.00        .100

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


                                                                      AT SEPTEMBER 30,
STATEMENT OF FINANCIAL CONDITION DATA:               1997       1996        1995        1994        1993
                                                                       (In thousands)
Total amount of:
  Assets                                          $324,488    $292,241    $250,180    $239,513    $220,212
  Interest-bearing deposits in other financial
    institutions                                     1,419          --       2,360       1,712       4,914
  Investment securities (1)                         16,216      12,174      13,080       9,316       7,528
  Mortgage-backed securities (1)                    15,413      19,356      19,442      20,624      26,791
  Loans receivable, net (2)                        280,544     250,490     205,964     198,879     171,940
  Deposits                                         240,317     221,533     197,905     185,327     181,950
  FHLB advances                                     57,425      46,376      29,830      33,671      19,229
  Shareholders' equity - net, restricted (3)        23,277      20,831      20,397      18,879      17,568

                                                                YEAR ENDED SEPTEMBER 30,
STATEMENT OF EARNINGS DATA:                    1997          1996        1995         1994         1993
                                                           (In thousands, except share data)

Total interest income                        $ 24,553     $ 21,114     $ 18,942     $ 17,187     $ 17,848
Total interest expense                         15,036       12,696       10,959        9,130        9,755
                                             --------     --------     --------     --------     --------
Net interest income                             9,517        8,418        7,983        8,057        8,093
Provision for loan losses                          --         (253)         (88)         (45)        (247)
                                             --------     --------     --------     --------     --------
Net interest income after provision for
  loan losses                                   9,517        8,165        7,895        8,012        7,846
Other income                                    1,299        1,135          589          407        1,063
General, administrative and other expense      (5,907)      (7,491)      (5,529)      (5,497)      (5,006)
                                             --------     --------     --------     --------     --------
Earnings before income taxes                    4,909        1,809        2,955        2,922        3,903
Federal income taxes                           (1,683)        (628)        (994)        (971)      (1,338)
                                             --------     --------     --------     --------     --------
Net earnings                                 $  3,226     $  1,181     $  1,961     $  1,951     $  2,565
                                             ========     ========     ========     ========     ========

Earnings per share (4)                       $   1.62     $    .60     $    .99     $    .99     $   1.30
                                             ========     ========     ========     ========     ========


(1)      Includes securities designated as available for sale. Winton Financial adopted Statement of Financial Accounting Standards
         ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 1, 1994. See Note A-2 of
         the Consolidated Financial Statements for additional information regarding SFAS No. 115.
(2)      Includes loans held for sale.
(3)      Shareholders' equity for fiscal 1993 was previously restated for a $178,000 charge which reflects retroactive adoption of
         SFAS No. 109, as of October 1, 1989. There was no material effect on reported net earnings for any of the periods subsequent to that date. See Notes H and J of the Notes to Consolidated Financial Statements regarding restrictions on equity.
(4)      Earnings per share for fiscal 1993 have been restated to give effect to each one of the distributions in the nature of two-for-one stock splits in fiscal 1993 and fiscal 1994.

                          WINTON FINANCIAL CORPORATION


                                                                         YEAR ENDED SEPTEMBER 30,
OTHER DATA:                                           1997           1996           1995            1994           1993

Interest rate spread                                 2.88%           2.91%          3.06%          3.39%           3.61%
Return on average equity                            14.65            5.67           9.94          10.58           15.41
Return on average assets                             1.05             .44            .80            .85            1.19
Shareholders' equity to assets                       7.17            7.13           8.15           7.88            7.98

Number of:
  Loans outstanding                                  5,576          5,146          4,604           4,329          3,596
  Deposit accounts                                  20,410         20,735         20,209          19,278         20,119
  Full service offices                                   5              5              5               5              5


                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General
-------

Since 1990, Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 1997, fiscal 1996 and fiscal 1995.


Forward-Looking Statements
--------------------------

In the following pages, management presents an analysis of Winton Financial's financial condition as of September 30, 1997, and the results of operations for fiscal 1997, as compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the referenced sections of this discussion and analysis are forward looking and are therefore, subject to such risks and uncertainties.

1. Management's analysis of the interest rate risk of Winton Savings as set forth under "Asset/Liability Management;"

2. Management's discussion of the liquidity of Winton Savings' assets and the regulatory capital of Winton Savings as set forth under "Liquidity and Capital Resources;"

3. The discussion of the anticipated effect of legislation that may be enacted as set forth under "Charter Unification Legislation;" and

4. Management's determination of the amount of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 1996 to September 30, 1997," "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996" and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1996 and 1995."

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources
-------------------------------

Winton Savings is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States government and agency obligations and other similar investments having maturities of five years or less. Such investments are intended to provide a source of relatively liquid funds upon which Winton Savings may rely, if necessary, to fund deposit withdrawals and for other short-term funding needs. The required level of such liquid investments is currently 4% of certain liabilities as defined by the OTS.

The liquidity of Winton Savings, as measured by the ratio of cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and investment securities to the sum of total deposits, plus borrowings payable within one year, was 7.30% at September 30, 1997. At September 30, 1997, Winton Savings' "liquid" assets totaled approximately $18.7 million, which was $5.8 million in excess of the current OTS minimum requirements. Management has generally strived to maintain excess regulatory liquidity in a range of 6-8%, or $15.4 million to $20.5 million in excess of the minimum requirement. Winton Financial believes that the Company's liquidity posture at September 30, 1997, was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1997, Winton Savings' tangible capital of $22.3 million, or 6.9% of adjusted total assets, exceeded the 1.5% requirement by $17.4 million; its core capital of $22.3 million, or 6.9% of adjusted total assets, exceeded the minimum 3.0% requirement by $12.5 million; and, its risk-based capital of $23.0 million, or 10.8% of risk-weighted assets, exceeded the 8% requirement by $5.9 million.

In fiscal 1993, the OTS adopted an amendment to the regulatory risk-based capital requirement to include an interest rate risk component, though implementation of the component has been delayed. Additionally, the OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to 4% of adjusted total assets for substantially all savings associations. Management anticipates that Winton Savings' regulatory capital will continue to meet the minimum requirements should the interest rate risk component or the core capital proposal be adopted in their present form.

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


Impact of Inflation and Changing Prices (continued)
---------------------------------------

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

Charter Unification Legislation
-------------------------------

Congress is considering legislation to eliminate the federal savings and loan charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS, and Winton Savings may be regulated under federal law as a bank holding company. Such change in regulation would likely change the range of activities in which Winton Savings may engage and would probably subject Winton Savings to more regulation by the FDIC. In addition, Winton Financial might become subject to a different form of holding company regulation, which may limit the activities in which Winton Financial may engage, and subject Winton Financial to other additional regulatory requirements, including separate capital requirements. At this time, Winton Financial cannot predict when or whether Congress may actually pass legislation regarding Winton Financial's and Winton Savings' regulatory requirements. Although such legislation may change the activities in which either Winton Financial and Winton Savings may engage, it is not anticipated that the current activities of both Winton Financial and Winton Savings will be materially affected by those activity limits.

Discussion of Changes in Financial Condition from September 30, 1996 to
-----------------------------------------------------------------------
September 30, 1997
------------------

Winton Financial's consolidated assets totaled $324.5 million at September 30, 1997, an increase of $32.2 million, or 11.0%, over September 30, 1996 levels. The current year's growth followed an increase in assets of $42.1 million, or 16.8%, during fiscal 1996. Winton Financial's growth over the last two years is generally indicative of management's efforts to increase net interest income levels by effectively levering the capital base. Fiscal 1997 growth was primarily funded by growth in deposits of $18.8 million, an increase in advances from the FHLB of $11.0 million and an increase in shareholders' equity of $2.4 million.

Cash and interest-bearing deposits increased during fiscal 1997 by $1.3 million, or 85.2%, and totaled $2.8 million at September 30, 1997. Investment securities totaled $16.2 million at September 30, 1997, an increase of $4.0 million, or 33.2%, over 1996 levels. This increase resulted from management's decision to leverage funds into higher-yielding assets.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1996 to
-----------------------------------------------------------------------
September 30, 1997 (continued)
------------------

Loans receivable increased $28.6 million, or 11.5%, during fiscal 1997 to a total of $276.3 million. The increase is generally indicative of the favorable interest rate spreads that were available on Winton's portfolio loans during the year ended September 30, 1997. During fiscal 1997, loan origination volume totaled $147.7 million, an increase of $26.1 million, or 21.5%, over fiscal 1996. The growth in the loan portfolio consisted primarily of $16.3 million of multi-family residential loans, $8.6 million of nonresidential real estate and land loans and $2.6 million of consumer loans. Loans held for sale totaled $4.2 million at September 30, 1997, representing an increase of $1.5 million over the prior year level of $2.7 million. Loan sales volume totaled $53.8 million during fiscal 1997, an increase of $17.4 million, or 47.9%, over fiscal 1996 levels.

At September 30, 1997, the allowance for loan losses of Winton Savings totaled $827,000, a decrease of $30,000 from the level maintained at September 30, 1996. At September 30, 1997, the allowance represented approximately .29% of the total loan portfolio and 175.2% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .16% as compared to
 .35% at September 30, 1996. Although management believes that its allowance for loan losses at September 30, 1997, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $240.3 million at September 30, 1997, an increase of $18.8 million, or 8.5%, over 1996 levels. This increase was comprised of $16.4 million of growth in certificates of deposit and an increase of $2.4 million in transaction accounts. During fiscal 1997, management elected to employ a strategy to achieve growth in the deposit portfolio that included acquisition of brokered certificates of deposit. Such brokered deposits totaled $16.3 million at September 30, 1997.

Advances from the FHLB totaled $57.4 million at September 30, 1997, an increase of $11.0 million, or 23.8%, over the amount outstanding at September 30, 1996. The increase in such advances was used primarily to fund growth in the loan portfolio.

Shareholders' equity totaled $23.3 million at September 30, 1997, an increase of $2.4 million, or 11.7%, over the September 30, 1996 total. The increase resulted from net earnings of $3.2 million, coupled with a $114,000 increase in the net unrealized gains on securities designated as available for sale, which were partially offset by dividends on common shares totaling $894,000.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30,
----------------------------------------------------------------------------
1997 and 1996
-------------

General
-------

Net earnings for fiscal 1997 totaled $3.2 million, a $2.0 million, or 173.2%, increase over the $1.2 million in net earnings recorded in fiscal 1996. The increase in net earnings is primarily attributable to a $1.3 million charge recorded in fiscal 1996 related to the recapitalization of the Savings Association Insurance Fund ("SAIF"), coupled with a $1.1 million increase in net interest income, a $253,000 decline in the provision for losses on loans, a $164,000 increase in other income and a decrease of $296,000 in general, administrative and other expense (after consideration of the SAIF assessment), which were partially offset by an increase of $1.1 million in the provision for federal income taxes.

Net Interest Income
-------------------

Total interest income amounted to $24.6 million for fiscal 1997, an increase of $3.4 million, or 16.3%, over fiscal 1996. The increase resulted from a $37.1 million, or 14.2%, increase in average interest-earning assets year to year. Interest income on loans and mortgage-backed securities totaled $23.5 million in fiscal 1997, an increase of $3.4 million, or 16.8%, over fiscal 1996. This increase resulted primarily from a $36.0 million, or 14.7%, increase in the average balance outstanding, coupled with an increase in yield, from 8.21% in 1996 to 8.36% in 1997. Interest income on investment securities and interest-bearing deposits totaled $1.1 million, a $66,000, or 6.5%, increase over fiscal 1996, due primarily to a $1.1 million increase in the average balance outstanding.

Interest expense on deposits totaled $12.0 million for fiscal 1997, an increase of $1.3 million, or 12.2%, over fiscal 1996. The increase resulted primarily from a $19.8 million increase in the average balance outstanding, coupled with a 13 basis point increase in the average cost of deposits, to 5.23% in fiscal 1997. Interest expense on borrowings increased by $1.0 million, or 51.7%, due primarily to a $15.9 million increase in the average balance outstanding coupled with a 26 basis point increase in the average cost of borrowings year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.1 million, or 13.1%, to a total of $9.5 million for fiscal 1997, as compared to fiscal 1996. The interest rate spread declined by 3 basis points, from 2.91% for fiscal 1996 to 2.88% for fiscal 1997. The net interest margin also declined by 3 basis points, to 3.19% for fiscal 1997, as compared to 3.22% for fiscal 1996.

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management determined that the allowance was adequate and, therefore, a provision for losses on loans was not necessary during the fiscal year ended September 30, 1997. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30,
----------------------------------------------------------------------------
1997 and 1996 (continued)
-------------

Other Income
------------

Other income totaled $1.3 million for the fiscal year ended September 30, 1997, an increase of $164,000, or 14.4%, compared to fiscal 1996, due primarily to a $95,000, or 12.8%, increase in gain on sale of loans, a $32,000 gain on sale of real estate acquired through foreclosure, and a $27,000 increase in the gain on sale of investments and mortgage-backed securities. The increase in the gain on sale of loans is due primarily to the aforementioned increase in the volume of loan sales during fiscal 1997.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $5.9 million for fiscal 1997, a decrease of $1.6 million, or 21.1%, from fiscal 1996. The decrease resulted primarily from the absence of a one-time $1.3 million charge recorded in 1996 in connection with the assessment to recapitalize the Savings Association Insurance Fund (the "SAIF") and the resulting decline in premiums for fiscal 1997, coupled with a $615,000 provision for merger costs recorded in 1996, which were partially offset by a $291,000, or 11.1%, increase in employee compensation and benefits and a $194,000, or 22.2%, increase in other operating expenses.

Legislation to recapitalize the SAIF provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Winton Savings had $195.6 million in SAIF deposits at March 31, 1995 (including $11.5 million in deposits acquired in an acquisition in April 1995 which are attributed to Winton Savings at March 31,
1995), resulting in an assessment of approximately $1.3 million, or $850,000 after tax, which was recorded as a charge in the quarter ended September 30, 1996, and was paid on November 27, 1996. In connection with the legislation, the FDIC has reduced premium rates for healthy savings associations beginning in calendar 1997, to a rate of $.064 per $100 of SAIF insured deposits, a reduction of $.166 of SAIF insured deposits from the rates paid in fiscal 1996.

The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in other operating expenses is due primarily to an increase in costs generally related to the increased loan origination volume and an increase in overall operating costs related to the Corporation's growth year to year.

Federal Income Taxes
--------------------

The provision for federal income taxes increased by $1.1 million, or 168.0%, for the fiscal year ended September 30, 1997, as compared to fiscal 1996. This increase resulted primarily from the increase in net earnings before taxes of $3.1 million, or 171.4%. Winton Financial's effective tax rates amounted to 34.3% and 34.7% for the fiscal years ended September 30, 1997 and 1996, respectively.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30,
----------------------------------------------------------------------------
1996 and 1995
-------------

General
-------

Net earnings for fiscal 1996 totaled $1.2 million, a $780,000, or 39.8%, decrease from the $2.0 million in net earnings recorded in fiscal 1995. The decline in net earnings resulted primarily from a $2.0 million increase in general, administrative and other expense. The increase in general, administrative and other expense was comprised primarily of $615,000 in expenses related to the Blue Chip merger and a $1.3 million charge recorded as a result of legislation enacted to recapitalize the SAIF. Additionally, the decrease in net earnings was comprised of a $165,000 increase in the provision for losses on loans, and a $59,000 increase in other operating expenses, which were partially offset by a $435,000 increase in net interest income, a $546,000 increase in other income and a $366,000 decrease in the provision for federal income taxes.

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

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30,
----------------------------------------------------------------------------
1996 and 1995 (continued)
-------------

Provision for Losses on Loans (continued)
-----------------------------

market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $253,000 provision for losses on loans during the fiscal year ended September 30, 1996. Such provision was heavily influenced by management's desire to increase Blue Chip's allowance to a level commensurate with Winton Savings. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

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

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30,
----------------------------------------------------------------------------
1996 and 1995 (continued)
-------------

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

Effects of Recent Accounting Pronouncements
-------------------------------------------

In fiscal 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Management adopted SFAS No. 121 on October 1, 1996, as required, without a material effect on consolidated financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)
-------------------------------------------

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on Winton Financial's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares. Diluted earnings per share is computed taking into consideration common shares outstanding and potentially dilutive common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. SFAS No. 128 is not expected to have a material effect on Winton Financial's financial statements.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)
-------------------------------------------

In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidated existing accounting guidance relating to disclosure about a company's capital structure. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on Winton Financial's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's financial statements.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to Winton Savings' average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

                                                                                YEAR ENDED SEPTEMBER 30,
                                                                       1997                                 1996
                                                           AVERAGE   INTEREST                    AVERAGE   INTEREST
                                                       OUTSTANDING    EARNED/     YIELD/     OUTSTANDING    EARNED/     YIELD/
                                                           BALANCE       PAID       RATE         BALANCE       PAID       RATE
                                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $263,344    $22,406         8.51%     $225,164    $18,911        8.40%
  Mortgage-backed securities - available for sale            1,948        119         6.11         2,400        113        4.71
  Mortgage-backed securities - held to maturity             15,552        942         6.06        17,311      1,070        6.18
  Investment securities - held to maturity                  11,785        757         6.42         9,927        636        6.41
  Investment securities - available for sale                 2,007        122         6.08         3,228        185        5.73
  Other interest-earning assets                              3,544        207         5.84         3,049        199        6.53
                                                          --------    -------         -----     --------    -------        -----
     Total interest-earning assets                         298,180     24,553         8.23       261,079     21,114        8.09

Non-interest-earning assets                                  7,970                                 7,283
                                                          --------                              --------

     Total assets                                         $306,150                              $268,362
                                                          ========                              ========

Interest-bearing liabilities:
  Deposits                                                $229,708     12,009         5.23      $209,879     10,700        5.10
  FHLB advances                                             51,146      3,027         5.92        35,292      1,996        5.66
                                                          --------    -------         -----     --------    -------        -----
     Total interest-bearing liabilities                    280,854     15,036         5.35       245,171     12,696        5.18
                                                                      -------         -----                 -------    --------

Non-interest-bearing liabilities                             3,275                                 2,349
                                                          --------                              --------

     Total liabilities                                     284,129                               247,520

Shareholders' equity                                        22,021                                20,842
                                                          --------                              --------

     Total liabilities and shareholders' equity           $306,150                              $268,362
                                                          ========                              ========

Net interest income/Interest rate spread                             $  9,517         2.88%                $  8,418        2.91%
                                                                     ========         ====                 ========        ====
Net interest margin (net interest income as a
  percent of average interest-earning assets)                                         3.19%                                3.22%
                                                                                      ====                                 ====

Average interest-earning assets to interest-bearing liabilities                   106.17%                              106.49%
                                                                                  ======                               ======

                                                                     YEAR ENDED SEPTEMBER 30,
                                                                                1995
                                                                     AVERAGE   INTEREST
                                                                 OUTSTANDING    EARNED/     YIELD/
                                                                     BALANCE       PAID       RATE
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                              $202,844    $17,031        8.40%
  Mortgage-backed securities - available for sale                        606         34        5.61
  Mortgage-backed securities - held to maturity                       18,946      1,016        5.36
  Investment securities - held to maturity                             9,936        632        6.36
  Investment securities - available for sale                           1,030         56        5.44
  Other interest-earning assets                                        4,215        173        4.10
                                                                    --------    -------        -----
     Total interest-earning assets                                   237,577     18,942        7.97

Non-interest-earning assets                                            6,816
                                                                    --------

     Total assets                                                   $244,393
                                                                     =======

Interest-bearing liabilities:
  Deposits                                                          $191,870      9,085        4.73
  FHLB advances                                                       31,312      1,874        5.98
                                                                    --------    -------        -----
     Total interest-bearing liabilities                              223,182     10,959        4.91
                                                                                -------        ----

Non-interest-bearing liabilities                                       1,473
                                                                   ---------

     Total liabilities                                               224,655

Shareholders' equity                                                  19,738
                                                                    --------

     Total liabilities and shareholders' equity                     $244,393
                                                                     =======

Net interest income/Interest rate spread                                       $  7,983        3.06%
                                                                               ========        ====
Net interest margin (net interest income as a
  percent of average interest-earning assets)                                                  3.36%
                                                                                               ====

Average interest-earning assets to interest-bearing liabilities                 106.45%
                                                                                ======
---------------------------

(1)     Includes loans held for sale and non-accrual loans.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table
-----------------

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Winton Savings' interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                      YEAR ENDED SEPTEMBER 30,
                                                       1997 VS. 1996                         1996 VS. 1995
                                                          INCREASE                             INCREASE
                                                         (DECREASE)                           (DECREASE)
                                                           DUE TO                               DUE TO
                                                     VOLUME       RATE      TOTAL          VOLUME       RATE      TOTAL
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable (1)                               $3,244      $ 251     $3,495          $1,880       $ -      $1,880
  Mortgage-backed securities - available
    for sale                                            (18)        24          6              83         (4)        79
  Mortgage-backed securities - held to
    maturity                                           (107)       (21)      (128)           (113)       167         54
  Investment securities - available for sale            (73)        10        (63)             (1)         5          4
  Investment securities - held to maturity              120          1        121             126          3        129
  Other interest-earning assets (2)                      29        (21)         8             (98)       124         26
                                                    -------      -----   --------         -------       ----    -------
     Total interest income                            3,195        244      3,439           1,877        295      2,172

Interest expense attributable to:
  Deposits                                            1,031        278      1,309             883        732      1,615
  Borrowings                                            933         98      1,031             207        (85)       122
                                                     ------      -----      -----          ------      -----     ------
     Total interest expense                           1,964        376      2,340           1,090        647      1,737
                                                      -----       ----      -----           -----       ----      -----

Increase in net interest income                      $1,231      $(132)    $1,099          $  787      $(352)   $   435
                                                      =====       ====      =====           =====       ====     ======

------------------------------

(1)  Includes loans held for sale.

(2) Includes interest-bearing deposits and certificates of deposit in other financial institutions.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management
--------------------------

Winton Savings' earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between such interest-earning assets and such interest-bearing liabilities, Winton Savings' earnings will be affected differently under various interest rate scenarios. Management believes that the steps which have been taken in asset/liability management may reduce the overall vulnerability of Winton Savings to interest rate risk. For example, Winton Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and by purchasing relatively short-term and variable-rate investments and securities. However, in order to better compete for deposits, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. At September 30, 1997, approximately $152.9 million, or 46.8%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

Winton Savings' principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Savings has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain its investment portfolio with a relatively short term to maturity, (3) to shorten asset maturities, (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit, and (5) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

As a part of its effort to monitor its interest rate risk, Winton Savings reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology, adopted by the OTS as part of its capital regulations, to the assets and liabilities of Winton Savings. Although Winton Savings is not currently subject to the NPV regulation, because its implementation has been delayed by the OTS, the application of the NPV methodology may illustrate Winton Savings' level of interest rate risk.

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)
------------------------------

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital, if the regulations were in effect. Even before the regulation is in effect, OTS could increase Winton Savings' risk-based capital requirement on an individualized basis to address excess interest rate risk. See "Regulation - Office of Thrift Supervision -- Regulatory Capital Requirements."

At September 30, 1997, 2% of the present value of Winton Savings' assets was approximately $6.6 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $8.3 million at September 30, 1997, Winton Savings would have been required to deduct approximately $850,000 (50% of the approximate $1.7 million difference) from its capital in determining whether Winton Savings met its risk-based capital requirement, if the regulation had been in effect for Winton Savings. Regardless of such reduction, however, Winton Savings' risk-based capital at September 30, 1997, would still have exceeded the regulatory requirement by approximately $5.0 million.

Presented below, as of September 30, 1997, is an analysis of Winton Savings' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates.

                                                                                       SEPTEMBER 30, 1997
CHANGE IN INTEREST RATE                  BOARD LIMIT                             $ CHANGE              % CHANGE
    (BASIS POINTS)                        % CHANGE                                IN NPV                IN NPV
                                                                                          (In thousands)

            +300                              (75)%                             $(12,965)                (43)%
            +200                              (50)                                (8,301)                (28)
            +100                              (20)                                (3,863)                (13)
              -                                -                                      -                   -
            -100                              (15)                                 2,801                   9
            -200                              (25)                                 5,396                  18
            -300                              (35)                                 8,105                  27

                          WINTON FINANCIAL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)
------------------------------

As illustrated in the table, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in this table are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

In the event that interest rates rise, Winton Savings' net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Winton Savings' earnings due to diminished loan demand.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

Also, as more fully discussed in Note A-3, the Corporation changed its method of accounting for gains on sale of loans during fiscal 1996.

We previously audited and reported on Winton Financial Corporation's consolidated statements of earnings, shareholders' equity and cash flows for the year ended September 30, 1995, prior to the Corporation's restatement of the 1995 consolidated financial statements for the 1996 pooling-of-interests with Blue Chip Savings Bank. Separate financial statements of Blue Chip included in the 1995 consolidated financial statements were audited and reported on separately by other auditors.

Grant Thornton LLP

Cincinnati, Ohio
November 24, 1997

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

          ASSETS                                                                1997       1996

Cash and due from banks                                                     $  1,367    $  1,504
Interest-bearing deposits in other financial institutions                      1,419          --
                                                                            --------    --------
          Cash and cash equivalents                                            2,786       1,504

Investment securities available for sale - at market                           3,631       2,581
Investment securities - at amortized cost, approximate market
  value of $12,679 and $9,623 at September 30, 1997 and 1996                  12,585       9,593
Mortgage-backed securities available for sale - at market                        799       2,942
Mortgage-backed securities - at cost, approximate market
  value of $14,345 and $15,983 at September 30, 1997 and 1996                 14,614      16,414
Loans receivable - net                                                       276,334     247,755
Loans held for sale - at lower of cost or market                               4,210       2,735
Office premises and equipment - at depreciated cost                            2,627       2,667
Real estate acquired through foreclosure                                         513         561
Federal Home Loan Bank stock - at cost                                         2,998       2,359
Accrued interest receivable on loans                                           2,185       1,908
Accrued interest receivable on mortgage-backed securities                        109         126
Accrued interest receivable on investments and interest-bearing deposits         241         163
Prepaid expenses and other assets                                                393         409
Intangible assets - net of amortization                                          463         524
                                                                            --------    --------

          Total assets                                                      $324,488    $292,241
                                                                            ========    ========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                    $240,317    $221,533
Advances from the Federal Home Loan Bank                                      57,425      46,376
Accounts payable on mortgage loans serviced for others                           842         686
Advance payments by borrowers for taxes and insurance                            412         312
Other liabilities                                                              1,137       2,273
Accrued federal income taxes                                                      85           7
Deferred federal income taxes                                                    993         223
                                                                            --------    --------
          Total liabilities                                                  301,211     271,410

Commitments                                                                       --          --

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued                                                              --          --
  Common stock - 5,000,000 shares without par value authorized;
    1,986,152 shares issued and outstanding                                       --          --
  Additional paid-in capital                                                   6,501       6,501
  Retained earnings - restricted                                              16,474      14,142
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                   302         188
                                                                            --------    --------
          Total shareholders' equity                                          23,277      20,831
                                                                            --------    --------

          Total liabilities and shareholders' equity                        $324,488    $292,241
                                                                            ========    ========


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                      1997        1996         1995

Interest income
  Loans                                                             $ 22,406    $ 18,911     $ 17,031
  Mortgage-backed securities                                           1,061       1,183        1,050
  Investment securities                                                  879         821          688
  Interest-bearing deposits and other                                    207         199          173
                                                                    --------    --------     --------
         Total interest income                                        24,553      21,114       18,942

Interest expense
  Deposits                                                            12,009      10,700        9,085
  Borrowings                                                           3,027       1,996        1,874
                                                                    --------    --------     --------
         Total interest expense                                       15,036      12,696       10,959
                                                                    --------    --------     --------

         Net interest income                                           9,517       8,418        7,983

Provision for losses on loans                                             --         253           88
                                                                    --------    --------     --------

         Net interest income after provision for losses on loans       9,517       8,165        7,895

Other income
  Gain on sale of mortgage loans                                         837         742          250
  Gain on sale of investments and mortgage-backed securities
    designated as available for sale                                      36           9           47
  Gain on sale of real estate acquired through foreclosure                32          --            5
  Other operating                                                        394         384          287
                                                                    --------    --------     --------
         Total other income                                            1,299       1,135          589

General, administrative and other expense
  Employee compensation and benefits                                   2,916       2,625        2,698
  Occupancy and equipment                                              1,225       1,154        1,138
  Federal deposit insurance premiums                                     206       1,773          425
  Franchise taxes                                                        264         254          232
  Amortization of intangible assets                                       61          61           40
  Advertising                                                            169         137          143
  Other operating                                                      1,066         872          853
  Merger related costs                                                    --         615           --
                                                                    --------    --------     --------
         Total general, administrative and other
           expense                                                     5,907       7,491        5,529
                                                                    --------    --------     --------

         Earnings before income taxes                                  4,909       1,809        2,955

Federal income taxes
  Current                                                                972         844          740
  Deferred                                                               711        (216)         254
                                                                    --------    --------     --------
         Total federal income taxes                                    1,683         628          994
                                                                    --------    --------     --------

         NET EARNINGS                                               $  3,226    $  1,181     $  1,961
                                                                    ========    ========     ========

         EARNINGS PER SHARE                                         $   1.62    $    .60     $    .99
                                                                    ========    ========     ========


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 1997, 1996 and 1995
                        (In thousands, except share data)

                                                                                           UNREALIZED
                                                                                          GAINS (LOSSES)
                                                                               ADDITIONAL ON SECURITIES
                                                                      COMMON    PAID-IN     AVAILABLE   RETAINED
                                                                       STOCK    CAPITAL      FOR SALE   EARNINGS      TOTAL

Balance at October 1, 1994                                              $-     $  6,316          $-     $ 12,563     $ 18,879

Proceeds from exercise of stock options                                  --         128          --           --          128
Net earnings for the year ended September 30, 1995                       --          --          --        1,961        1,961
Designation of securities as available for sale upon adoption of
  SFAS No. 115, net of related tax effects                               --          --         163           --          163
Realized gain on sale of securities designated as available for
  sale, net of related tax effects                                       --          --         (13)          --          (13)
Unrealized gains on securities designated as available for sale, net
  of related tax effects                                                 --          --          28           --           28
Dividends on common stock                                                --          --          --         (749)        (749)
                                                                        ---    --------    --------     --------     --------

Balance at September 30, 1995                                            --       6,444         178       13,775       20,397

Proceeds from exercise of stock options                                  --          57          --           --           57
Net earnings for the year ended September 30, 1996                       --          --          --        1,181        1,181
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                       --          --          10           --           10
Dividends on common stock                                                --          --          --         (814)        (814)
                                                                        ---    --------    --------     --------     --------

Balance at September 30, 1996                                            --       6,501         188       14,142       20,831

Net earnings for the year ended September 30, 1997                       --          --          --        3,226        3,226
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                       --          --         114           --          114
Dividends on common stock                                                --          --          --         (894)        (894)
                                                                        ---    --------    --------     --------     --------

Balance at September 30, 1997                                           $-     $  6,501    $    302     $ 16,474     $ 23,277
                                                                        ===    ========    ========     ========     ========




The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                                  1997          1996          1995

Cash flows from operating activities:
  Net earnings for the year                                                   $   3,226     $   1,181     $   1,961
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and mortgage-backed
      securities                                                                     17            52            47
    Amortization of deferred loan origination fees                                 (198)         (149)         (213)
    Depreciation and amortization                                                   393           355           350
    Amortization of intangible assets                                                61            61            40
    Gain on sale of investment securities designated as available for sale          (36)           --           (47)
    Gain on sale of mortgage-backed securities designated as available
      for sale                                                                       --            (9)           --
    Gain on sale of real estate acquired through foreclosure                        (32)           --            (5)
    Provision for losses on loans                                                    --           253            88
    Gain on sale of mortgage loans                                                 (517)         (420)         (250)
    Loans disbursed for sale in the secondary market                            (43,888)      (36,301)      (16,876)
    Proceeds from sale of loans in the secondary market                          42,930        35,065        16,816
    Federal Home Loan Bank stock dividends                                         (188)         (155)         (136)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                         (277)         (329)         (163)
      Accrued interest receivable on mortgage-backed securities                      17             9           (15)
      Accrued interest receivable on investments                                    (78)           24           (36)
      Prepaid expenses and other assets                                              16           (73)          144
      Accounts payable on mortgage loans serviced for others                        156            64           105
      Other liabilities                                                          (1,136)        1,666           (87)
      Federal income taxes
        Current                                                                      78           (91)          117
        Deferred                                                                    711          (216)          254
                                                                              ---------     ---------     ---------
         Net cash provided by operating activities                                1,255           987         2,094

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                              3,950         2,040         2,515
  Purchase of mortgage-backed securities designated as available for sale            --        (3,087)       (1,400)
  Purchase of mortgage-backed securities designated as held to maturity              --          (293)           --
  Proceeds from the sale of mortgage-backed securities designated as
    available for sale                                                               --         1,406            --
  Proceeds from the maturity of investment securities                             3,500         2,250         3,570
  Proceeds from the sale of investment securities designated as
    available for sale                                                              122            --           579
  Purchase of investment securities designated as held to maturity               (2,491)       (1,350)       (5,285)
  Purchase of investment securities designated as available for sale             (4,988)           --        (2,291)
  Loan principal repayments                                                      63,990        40,475        38,279
  Loan disbursements                                                           (103,776)      (85,242)      (46,146)
  Sale of loan participations                                                    11,385         1,732         1,074
  Proceeds from the sale of real estate acquired through foreclosure                 94            --           203
  Purchase and renovation of office premises and equipment                         (334)         (246)          (33)
  Additions to real estate acquired through foreclosure                             (13)         (157)         (192)
  Purchase of Federal Home Loan Bank stock                                         (451)          (41)         (152)
  Intangible assets arising from branch purchase                                     --            --          (611)
                                                                              ---------     ---------     ---------
         Net cash used in investing activities                                  (29,012)      (42,513)       (9,890)
                                                                              ---------     ---------     ---------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                           (27,757)      (41,526)       (7,796)
                                                                              ---------     ---------     ---------

                          WINTON FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)

                                                                                    1997            1996           1995


         Net cash used in operating and investing activities
           (balance brought forward)                                                $(27,757)    $(41,526)    $ (7,796)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts, including
    purchased deposits                                                                18,784       23,628       12,578
  Proceeds from Federal Home Loan Bank advances                                       37,107       65,262       21,500
  Repayment of Federal Home Loan Bank advances                                       (26,058)     (48,716)     (25,341)
  Advances by borrowers for taxes and insurance                                          100           23           (3)
  Proceeds from exercise of stock options                                                 --           57          128
  Dividends paid on common stock                                                        (894)        (814)        (749)
                                                                                    --------     --------     --------
         Net cash provided by financing activities                                    29,039       39,440        8,113
                                                                                    --------     --------     --------

Net increase (decrease) in cash and cash equivalents                                   1,282       (2,086)         317

Cash and cash equivalents at beginning of year                                         1,504        3,590        3,273
                                                                                    --------     --------     --------

Cash and cash equivalents at end of year                                            $  2,786     $  1,504     $  3,590
                                                                                    ========     ========     ========


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes                                                            $    894     $    809     $    640
                                                                                    ========     ========     ========

    Interest on deposits and borrowings                                             $ 14,808     $ 12,650     $ 10,924
                                                                                    ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired through
    foreclosure                                                                     $    200     $     61     $    155
                                                                                    ========     ========     ========

  Transfer of investments and mortgage-backed
    securities to an available for sale classification
    upon adoption of SFAS No. 115                                                   $     --     $     --     $  2,233
                                                                                    ========     ========     ========

  Unrealized gains on securities designated as
    available for sale, net of related tax effects                                  $    114     $     10     $    178
                                                                                    ========     ========     ========

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 122                                                    $    320     $    322     $     --
                                                                                    ========     ========     ========




The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1997, 1996 and 1995


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

    During fiscal 1996, Winton Financial merged Blue Chip Savings Bank ("Blue Chip") with and into its subsidiary, The Winton Savings and Loan Co. ("Winton Savings", or the "Company"), in a transaction which was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements were previously restated to reflect the effects of the business combination as of October 1, 1994. In connection with the business combination, Winton Financial issued 361,952 shares of common stock.

    The following is a summary of the significant accounting policies which, with the exception of the policy described in Note A-3, have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    Winton Financial is a unitary savings and loan holding company. Since 1990, Winton Financial's activities have been limited primarily to holding the common stock of its subsidiary, Winton Savings.

    Future references are made to the Corporation or Company as applicable. The consolidated financial statements include the accounts of the Corporation and the Company. Condensed financial statements of the Corporation are presented in Note M as of September 30, 1997 and 1996, and for the fiscal years ended September 30, 1997, 1996 and 1995. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1997 and 1996, the Corporation's shareholders equity reflected net unrealized gains on securities designated as available for sale totaling $302,000 and $188,000, respectively.

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

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 1997 and 1996, loans held for sale were carried at cost.

    The Company generally retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate resulting in a "yield differential." In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)
        ----------------

    the loans sold. Normal servicing fees are determined by reference to the stipulated servicing fee set forth in the loan sale agreement. Such fees approximate the Company's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower than original estimates, then the related adjustments are made prospectively.

    In May 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    SFAS No. 122 was effective for fiscal years beginning after December 15, 1995, (October 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited, and earlier adoption was encouraged. Management adopted SFAS No. 122 as of October 1, 1995, which resulted in recognition of mortgage servicing rights totaling $320,000 and $322,000 during fiscal 1997 and 1996, respectively.

    4.  Loan Origination and Commitment Fees
        ------------------------------------

    The Company accounts for loan origination fees in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


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

    In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Company adopted SFAS No. 114 effective October 1, 1995, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1997 and 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


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

    8.  Federal Income Taxes
        --------------------

    The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, the general loan loss allowance and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Amortization of Intangible Assets
        ---------------------------------

    Goodwill and other intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten year period.

    10.  Employee Benefit Plans
         ----------------------

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $90,000, $65,000 and $48,000 were made to the ESOP for the years ended September 30, 1997, 1996 and 1995, respectively. At September 30, 1997, the ESOP held 154,481 shares of the Corporation's common stock, all of which had been allocated to participants as of that date.

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan totaled $25,000, $23,000 and $20,000, for the years ended September 30, 1997, 1996 and 1995, respectively.

    11.  Stock Option and Incentive Plan
         -------------------------------

    The Corporation has a Stock Option and Incentive Plan that provides for the issuance of 324,840 shares of authorized, but unissued shares. During the year ended September 30, 1996, 120,500 options were granted at fair value of $13.31 per share. At September 30, 1997, none of the stock options granted had been exercised.

    12.  Earnings Per Share
         ------------------

    Earnings per share is based on net earnings divided by 1,986,152, 1,985,017 and 1,971,294 weighted-average shares outstanding for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. In computing earnings per share for the year ended September 30, 1995, the 361,954 shares issued to Blue Chip were added to the Corporation's historic weighted-average shares outstanding. There was no material dilutive effect attendant to the Corporation's Stock Option Plan during any of the years presented.

    13.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. When quoted market prices are not available for financial instruments, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1997 and 1996:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  INVESTMENTS AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

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

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)
         -----------------------------------

                  ADVANCES FROM THE FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1997 and 1996, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                       1997                         1996
                                                             CARRYING         FAIR       CARRYING         FAIR
                                                                VALUE        VALUE          VALUE        VALUE
                                                                                 (In thousands)
    Financial assets
      Cash and cash equivalents                            $    2,786   $    2,786     $    1,504   $    1,504
      Investment securities designated
        as available for sale                                   3,631        3,631          2,581        2,581
      Investment securities - at cost                          12,585       12,679          9,593        9,623
      Mortgage-backed securities designated
        as available for sale                                     799          799          2,942        2,942
      Mortgage-backed securities - at cost                     14,614       14,345         16,414       15,983
      Loans receivable - net                                  280,544      283,594        250,490      254,244
      Federal Home Loan Bank stock                              2,998        2,998          2,359        2,359
                                                              -------      -------        -------      -------

                                                             $317,957     $320,832       $285,883     $289,236
                                                              =======      =======        =======      =======

    Financial liabilities
      Deposits                                               $240,317     $240,875       $221,533     $222,205
      Advances from Federal Home Loan Bank                     57,425       57,428         46,376       46,431
      Advance payments and amounts due on loans
        serviced for others                                     1,254        1,254            998          998
                                                              -------      -------        -------      -------

                                                             $298,996     $299,557       $268,907     $269,634
                                                              =======      =======        =======      =======

    15.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                  1997                           1996
                                                                         ESTIMATED                   ESTIMATED
                                                         AMORTIZED            FAIR      AMORTIZED         FAIR
                                                              COST           VALUE           COST        VALUE
                                                                               (In thousands)

    HELD TO MATURITY:
      U.S. Government and agency
        obligations                                        $12,585         $12,679       $  9,593     $  9,623

    AVAILABLE FOR SALE:
      U.S. Government and agency obligations                 3,088           3,149          2,098        2,120
      Corporate equity securities                              103             482            189          461
                                                            ------          ------         ------       ------
                                                             3,191           3,631          2,287        2,581
                                                            ------          ------         ------       ------

         Total investment securities                       $15,776         $16,310        $11,880      $12,204
                                                            ======          ======         ======       ======

    At September 30, 1997, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $534,000, which was comprised of gross unrealized gains of $549,000 and gross unrealized losses of $15,000.

    At September 30, 1996, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $324,000, which was comprised of gross unrealized gains of $365,000 and gross unrealized losses of $41,000.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 1997, by term to maturity are shown below.

                                                                   ESTIMATED
                                                  AMORTIZED             FAIR
                                                       COST            VALUE
                                                           (In thousands)

    Due in one year or less                        $  2,905         $  2,911
    Due in one to three years                         8,186            8,251
    Due in three to five years                        4,582            4,666
                                                     ------           ------

                                                    $15,673          $15,828
                                                     ======           ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1997 and 1996, are shown below.

                                                                                            1997
                                                                                  GROSS            GROSS      ESTIMATED
                                                               AMORTIZED     UNREALIZED       UNREALIZED           FAIR
                                                                    COST          GAINS           LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        Participation certificates                              $  5,371          $  34           $  (92)      $  5,313
      Government National Mortgage Association
        Participation certificates                                   811             25               -             836
      Federal National Mortgage Association
        Participation certificates                                 3,449              5              (63)         3,391
        Collateralized mortgage obligations                        1,657             -               (67)         1,590
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -              (106)         3,031
      Residential Funding Corporation
        Collateralized mortgage obligations                          189             -                (5)           184
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           held to maturity                                       14,614             64             (333)        14,345

    AVAILABLE FOR SALE:
      Government National Mortgage Corporation
        Participation Certificates                                   782             17               -             799
                                                                  ------           ----             ----         ------

         Total mortgage-backed securities                        $15,396          $  81            $(333)       $15,144
                                                                  ======           ====             ====         ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                            1996
                                                                                  GROSS            GROSS      ESTIMATED
                                                               AMORTIZED     UNREALIZED       UNREALIZED           FAIR
                                                                    COST          GAINS           LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        Participation certificates                              $  6,213          $  31            $(149)      $  6,095
        Collateralized mortgage obligations                          359             -                (1)           358
      Government National Mortgage Association
        Participation certificates                                   948             -                -             948
      Federal National Mortgage Association
        Participation certificates                                 3,912              4              (90)         3,826
        Collateralized mortgage obligations                        1,657             -               (50)         1,607
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -              (167)         2,970
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                (9)           179
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           held to maturity                                       16,414             35             (466)        15,983

    AVAILABLE FOR SALE:
      Government National Mortgage Corporation
        Participation Certificates                                   894             -                (6)           888
      Federal Home Loan Mortgage Corporation
        Collateralized mortgage obligations                        2,058             -                (4)         2,054
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           available for sale                                      2,952             -               (10)         2,942
                                                                  ------           ----             ----         ------

         Total mortgage-backed securities                        $19,366          $  35            $(476)       $18,925
                                                                  ======           ====             ====         ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 1997, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                              AMORTIZED COST
                                                              (In thousands)

    Due within three years                                          $     -
    Due after three years through five years                               3
    Due after five years through ten years                                26
    Due after ten years through twenty years                           1,841
    Due after twenty years                                            13,526
                                                                      ------

                                                                     $15,396
                                                                      ======


    Mortgage-backed securities with an approximate carrying value of $2.5 million were pledged to secure public deposits at September 30, 1997.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                         1997            1996
                                                             (In thousands)

    Residential real estate
      One- to four-family residential                $145,039          $144,306
      Multi-family residential                         71,798            55,507
      Construction                                     15,036            17,524
    Nonresidential real estate and land                47,974            39,327
    Nonresidential construction                         1,401               450
    Consumer and other                                  5,003             2,408
                                                     --------         ---------
                                                      286,251           259,522
    Less:
      Undisbursed portion of loans in process           8,364            10,150
      Deferred loan origination fees                      726               760
      Allowance for loan losses                           827               857
                                                     --------        ----------

                                                     $276,334          $247,755
                                                      =======           =======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $222.0 million, or 80%, of the total loan portfolio at September 30, 1997, and $205.6 million, or 83%, of the total loan portfolio at September 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $145.2 million, $116.6 million and $104.6 million at September 30, 1997, 1996 and 1995, respectively. At September 30, 1997, loans sold with recourse totaled $2.4 million.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                              1997           1996         1995
                                                      (In thousands)

    Beginning balance                         $857           $654         $582
    Provision for losses on loans               -             253           88
    Charge-off of loans                        (51)           (50)        (122)
    Recoveries of loan losses                   21             -           106
                                              ----             --          ---

    Ending balance                            $827           $857         $654
                                               ===            ===          ===

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At September 30, 1997, the Company's allowance for loan losses was comprised of a general loan loss allowance of $763,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance totaling $64,000.

    Nonperforming and nonaccrual loans at September 30, 1997, 1996 and 1995, totaled $472,000, $923,000 and $602,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $26,000, $53,000 and $35,000 for the years ended September 30, 1997, 1996 and 1995.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                                                           1997            1996
                                                                                              (In thousands)

    Land                                                                                $   336         $   336
    Office buildings and improvements                                                     2,413           2,375
    Furniture, fixtures and equipment                                                     2,323           2,277
                                                                                          -----           -----
                                                                                          5,072           4,988
      Less accumulated depreciation and
        amortization                                                                      2,445           2,321
                                                                                          -----           -----

                                                                                         $2,627          $2,667
                                                                                          =====           =====

    The Company leases part of the main office facility and the adjacent real property under three-year operating lease agreements at an annual cost of $33,000 per year. The lease for the main office facility is renewable for seven additional three-year terms at market rates. The lease for the adjacent real property is renewable for six additional three-year terms at market rates. The Company may purchase the land and property at any time after the first three-year term for total consideration of $500,000. Additionally, a lease was assumed as part of the Blue Chip merger. The lease expires on December 1, 1999, with two five year renewal options and has a minimum commitment of approximately $45,000 for fiscal 1998 and 1999, and $7,000 for fiscal 2000.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND WEIGHTED-AVERAGE INTEREST RATE                                      1997             1996
                                                                                           (In thousands)
    NOW accounts and money market deposits
      1997 - 1.65%                                                                  $  13,575
      1996 - 1.70%                                                                                   $  12,187
    Passbook and Club accounts
      1997 - 3.70%                                                                     50,622
      1996 - 3.55%                                                                                      49,651
                                                                                     --------         --------
         Total demand, transaction and passbook deposits                               64,197           61,838

    Certificates of deposit
      Original maturities of:
      Less than 12 months
        1997 - 5.66%                                                                   49,356
        1996 - 5.37%                                                                                    47,603
      12 months to 36 months
        1997 - 6.14%                                                                   80,730
        1996 - 6.20%                                                                                    70,815
      More than 36 months
        1997 - 6.25%                                                                   15,758
        1996 - 6.28%                                                                                    17,102
      Individual Retirement and Keogh
        1997 - 6.16%                                                                   30,276
        1996 - 6.06%                                                                                    24,175
                                                                                     --------         --------

         Total certificates of deposit                                                176,120          159,695
                                                                                      -------          -------

         Total deposit accounts                                                      $240,317         $221,533
                                                                                      =======          =======

    The Company had certificates of deposit accounts with balances equal to or in excess of $100,000 totaling $54.7 million and $39.4 million at September 30, 1997 and 1996, respectively.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                                              1997           1996          1995
                                                                                        (In thousands)

    Passbook and money market deposit accounts                            $  1,843       $  1,735        $1,893
    NOW accounts                                                               218            206           181
    Certificates of deposit                                                  9,948          8,759         7,011
                                                                           -------        -------         -----

                                                                           $12,009        $10,700        $9,085
                                                                            ======         ======         =====

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                                                           1997            1996
                                                                                              (In thousands)

    Less than one year                                                                 $101,627       $  92,423
    One year to three years                                                              68,954          57,423
    More than three years                                                                 5,539           9,849
                                                                                      ---------       ---------

                                                                                       $176,120        $159,695
                                                                                       ========        ========


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1997, by pledges of certain residential mortgage loans totaling $86.1 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                           MATURING FISCAL
    INTEREST RATE                           YEAR ENDING IN                    1997                 1996
                                                                                   (In thousands)

    4.70% - 7.20%                                     1997                $     -               $28,000
    5.15% - 7.20%                                     1998                  25,500                7,500
    5.67% - 7.20%                                     1999                   8,500                6,500
    6.17% - 8.35%                                     2000                  11,000                4,000
    6.23% - 7.20%                                     2001                   4,000                   -
    6.05% - 7.20%                                     2002                   8,318                  376
    2.50%                                       Thereafter                     107                   -
                                                                            ------               ------

                                                                           $57,425              $46,376
                                                                            ======               ======

    Weighted-average interest rate                                            6.22%                6.15%
                                                                              ====                 ====

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                                         1997         1996         1995
                                                                                             (In thousands)

    Federal income taxes computed at statutory rate                                    $1,669         $615       $1,005
    Increase (decrease) in taxes resulting from:
      Other                                                                                14           13          (11)
                                                                                        -----          ---       ------
    Federal income tax provision per consolidated
      financial statements                                                             $1,683         $628      $   994
                                                                                        =====          ===       ======

    Effective tax rate                                                                  34.3%         34.7%        33.6%
                                                                                        ====          ====         ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                                           1997         1996
    differences at statutory rate:                                                                      (In thousands)

    Deferred tax assets:
      General loan loss allowance                                                                  $   281      $   256
      Deferred loan origination fees                                                                    -            76
      SAIF recapitalization assessment                                                                  -           438
      Amortization of intangible assets                                                                 43           58
      Other                                                                                             -             4
                                                                                                     -----     --------
         Total deferred tax assets                                                                     324          832

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                                          (444)        (373)
      Difference between book and tax depreciation                                                     (76)        (147)
      Percentage of earnings bad debt deduction                                                       (331)        (330)
      Unrealized gains on securities designated as available for sale                                 (155)         (96)
      Deferred loan origination costs                                                                  (68)          -
      Mortgage servicing rights                                                                       (216)        (109)
      Other                                                                                            (27)          -
                                                                                                   -------        ----
         Total deferred tax liabilities                                                             (1,317)      (1,055)
                                                                                                     -----        -----

         Net deferred tax liability                                                                $  (993)     $  (223)
                                                                                                    ======       ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $2.0 million as of September 30, 1997. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $400,000 at September 30, 1997. See Note K for additional information regarding future percentage of earnings bad debt deductions.


NOTE I - LOAN COMMITMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 1997, the Company had total outstanding commitments of approximately $6.6 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan-to-value ratio, of which $1.7 million were comprised of adjustable-rate loans at rates ranging from 7.00% to 10.50%, and $4.9 million were comprised of fixed-rate loans at rates ranging from 7.375% to 10.75%. The Company also had total outstanding commitments of approximately $362,000 to originate adjustable-rate nonresidential real estate and land loans at interest rates ranging from 8.25% to 9.50%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $8.5 million and $1.5 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1997, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE J - REGULATORY CAPITAL

    The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Winton Savings must meet specific capital guidelines that involve quantitative measures of Winton Savings' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Winton Savings' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 1997. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

    As of September 30, 1997, management believes that the Company met all capital adequacy requirements to which it is subject.



                                                                                           FOR CAPITAL
                                             ACTUAL                                      ADEQUACY PURPOSES
                                             ------                                      -----------------
                                         AMOUNT    RATIO                 AMOUNT                                  RATIO
                                                                  (Dollars in thousands)

    Tangible capital                    $22,252      6.9%      greater than or equal to $  4,852    greater than or equal to 1.5%

    Core capital                        $22,252      6.9%      greater than or equal to $  9,704    greater than or equal to 3.0%

    Risk-based capital                  $23,015     10.8%      greater than or equal to $ 17,129    greater than or equal to 8.0%


                                                                        TO BE "WELL-
                                                                     CAPITALIZED" UNDER
                                                                      PROMPT CORRECTIVE
                                                                      ACTION PROVISIONS
                                                                      -----------------
                                                        AMOUNT                               RATIO


    Tangible capital                        greater than or equal to $16,173     greater than or equal to   5.0%

    Core capital                            greater than or equal to $19,408     greater than or equal to   6.0%

    Risk-based capital                      greater than or equal to $21,412     greater than or equal to  10.0%


    The Company's management believes that under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and consequently, the ability to meet future regulatory capital requirements.

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE K - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of Winton Savings and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Winton Savings held $195.6 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.3 million, or $850,000 after-tax, which was charged to operations in fiscal 1996.

    Under separate legislation related to the recapitalization plan, Winton Savings is required to recapture as taxable income approximately $850,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.


NOTE L - STOCK OPTION PLAN

    The Corporation has a Stock Option Plan that provides for the issuance of 324,840 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        1997           1996

    Net earnings             As reported               $3,226         $1,961
                                                        =====          =====

                               Pro-forma               $3,226         $1,610
                                                        =====          =====

    Earnings per share       As reported                $1.62           $.99
                                                         ====            ===

                               Pro-forma                $1.62           $.81
                                                         ====            ===

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE L - STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 1996: dividend yield of 3.4%, expected volatility of 20.0%, risk-free interest rate of 6.0% and expected lives of ten years.

    A summary of the status of the Corporation's fixed stock option plans as of September 30, 1997, 1996 and 1995, and changes during the periods ending on those dates is presented below:

                                               1997                            1996                       1995
                                                   WEIGHTED-                       WEIGHTED-                  WEIGHTED-
                                                     AVERAGE                         AVERAGE                    AVERAGE
                                                    EXERCISE                        EXERCISE                   EXERCISE
                                         SHARES        PRICE         SHARES            PRICE         SHARES       PRICE

    Outstanding at beginning of year    247,000      $11.59         126,000         $10.00          126,000     $10.00
    Granted                                  -       $    -         120,500         $13.31               -      $    -
    Exercised                                -       $    -              -          $    -               -      $    -
    Forfeited                                -       $    -              -          $    -               -      $    -
                                        -------       -----         -------          -----          -------      -----

    Outstanding at end of year          247,000      $11.59         247,000         $11.59          126,000     $10.00
                                        =======       =====         =======          =====          =======      =====

    Options exercisable at year-end     247,000      $11.59         120,500         $13.31               -
                                        =======       =====         =======          =====          =======      =====
    Weighted-average fair value of
      options granted during the year                  N/A                          $  3.41                         N/A
                                                       ===                           ======                         ===

    The following information applies to options outstanding at September 30, 1997:

    Number outstanding                                                          247,000
    Range of exercise prices                                            $10.00 - $13.50
    Weighted-average exercise price                                              $11.59
    Weighted-average remaining contractual life                               7.9 years

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years ended September 30, 1997, 1996 and 1995.

                          WINTON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

         ASSETS                                                                     1997                  1996
                                                                                           (In thousands)

    Cash                                                                        $    313             $     252
    Investment in The Winton Savings and Loan Co.                                 22,830                20,387
    Corporate equity securities - at fair value                                      482                   461
    Prepaid expenses and other assets                                                  9                    32
                                                                                  ------                ------

             Total assets                                                        $23,634               $21,132
                                                                                  ======                ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Other liabilities                                                          $     228             $     209
    Deferred federal income taxes                                                    129                    92
                                                                                  ------                ------
             Total liabilities                                                       357                   301

    Shareholders' equity
      Additional paid-in capital                                                   6,501                 6,501
      Retained earnings                                                           16,474                14,142
      Unrealized gain on securities designated as
        available for sale, net of related tax effects                               302                   188
                                                                                  ------                ------

             Total shareholders' equity                                           23,277                20,831
                                                                                  ------                ------

             Total liabilities and shareholders' equity                          $23,634               $21,132
                                                                                  ======                ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          WINTON FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                         1997              1996           1995
                                                                                     (In thousands)
    Revenue
      Interest and dividends on investments                          $     13          $     17       $     13
      Gain on sale of investment securities
        designated as available for sale                                   36                -              20
      Dividends received from subsidiary                                  894               904            425
      Equity in undistributed earnings of subsidiary                    2,400               346          1,581
                                                                        -----            ------          -----
                                                                        3,343             1,267          2,039
    Expenses
      General and administrative                                          117                86             78
                                                                        -----            ------          -----

           Net earnings                                                $3,226            $1,181         $1,961
                                                                        =====             =====          =====

                          WINTON FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                                1997         1996         1995
                                                                                    (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                               $3,226       $1,181       $1,961
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                     (2,400)        (346)      (1,581)
        Gain on sale of investment securities
          designated as available for sale                                       (36)          -           (20)
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                       23          (18)          17
          Other liabilities                                                       20           73           -
                                                                             -------      -------        ----
             Net cash provided by operating activities                           833          890          377

    Cash flows provided by (used in) investing activities:
      Purchase of corporate equity securities                                     -            -           (36)
      Proceeds from sale of investment securities
        designated as available for sale                                         122           -            58
                                                                              ------        -----      -------
             Net cash provided by investing activities                           122           -            22

    Cash flows used in financing activities:
      Payment of dividends on common stock                                      (894)        (814)        (650)
                                                                              ------       ------       ------

    Net increase (decrease) in cash and cash equivalents                          61           76         (251)

    Cash and cash equivalents at beginning of year                               252          176          427
                                                                              ------       ------       ------

    Cash and cash equivalents at end of year                                 $   313      $   252      $   176
                                                                              ======       ======       ======

                          WINTON FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

     As a condition to regulatory approval of the reorganization to the holding company form of ownership, Winton Savings has agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, Winton Savings had the ability to pay dividends of approximately $5.1 million to Winton Financial at September 30, 1997.

                          WINTON FINANCIAL CORPORATION


SHAREHOLDER SERVICES. Star Bank, N.A. serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                                 Star Bank, N.A.
                            Corporate Trust Services
                                425 Walnut Street
                           Cincinnati, Ohio 45201-1118

MARKET SPECIALIST. Cohen Specialists L.L.C./Palbro Partners L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 30, 1998, at 10:00 a.m. Eastern Standard Time, at Shuller's Wigwam, 6210 Hamilton Avenue, Cincinnati, Ohio 45224.

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

Henry L. Schulhoff                                     Timothy M. Mooney
President, Schulhoff and Company, Inc.
                                                       J. Clay Stinnett
Thomas H. Humes
President, Great Traditions Land &                     OFFICERS
Development Co.
                                                       Robert L. Bollin
Timothy M. Mooney                                      President
Vice President and Chief Financial Officer
of Kendle International Inc.                           Gregory J. Bollin
                                                       Executive Vice President
J. Clay Stinnett
President, J.R. Concepts, Inc.                         Mary Ellen Lovett
                                                       Senior Vice President/Savings
OFFICERS
                                                       Robert J. Bollin
Robert L. Bollin                                       Vice President
President
                                                       Jill M. Burke
James W. Brigger                                       Treasurer and Chief Financial Officer
Secretary
                                                       James W. Brigger
Jill M. Burke                                          Vice President/Secretary
Treasurer and Chief Financial Officer
                                                       Marianne B. Kenner
Gregory J. Bollin                                      Vice President/Manager of Carthage Office
Vice President

Mary Ellen Lovett
Vice President