Form 10-K, Exhibit 13
period 1998-09-30
WINTON FINANCIAL CORP
filed 1998-12-23
CIK 857907

Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Since 1990, Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 1998, fiscal 1997 and fiscal 1996.


Forward-Looking Statements

In the following pages, management presents an analysis of Winton Financial's financial condition as of September 30, 1998, and the results of operations for fiscal 1998, compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are therefore, subject to such risks and uncertainties:

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

4. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998," "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997" and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996."

5. Management's determination of the effects of the year 2000 on Winton Financial's information technology systems as set forth under "Year 2000 Compliance Issues".

6. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements".

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998

Winton Financial's consolidated assets totaled $354.2 million at September 30, 1998, an increase of $29.7 million, or 9.2%, over September 30, 1997 levels. The current year's growth followed an increase in assets of $32.2 million, or 11.0%, during fiscal 1997. Winton Financial's growth over the last two years is generally indicative of management's efforts to increase net interest income levels by effectively levering the capital base. Fiscal 1998 growth was primarily funded by growth in deposits of $25.7 million and an increase in shareholders' equity of $3.6 million, which were partially offset by a decrease in advances from the FHLB of $526,000.

Cash and interest-bearing deposits increased during fiscal 1998 by $1.4 million, or 51.3%, to a total of $4.2 million at September 30, 1998. Investment securities totaled $20.4 million at September 30, 1998, an increase of $4.2 million, or 26.0%, over 1997 levels. This increase resulted from purchases totaling $10.4 million during fiscal 1998, which were partially offset by maturities of $6.7 million.

Loans receivable, including loans held for sale, increased by $24.8 million, or 8.8%, during fiscal 1998 to a total of $305.3 million. The increase is generally indicative of the favorable interest rate spreads that were available on the Company's portfolio loans during the year ended September 30, 1998. During fiscal 1998, loan origination volume totaled $227.8 million, an increase of $80.2 million, or 54.3%, over fiscal 1997. The growth in the loan portfolio consisted primarily of $3.6 million of multi-family residential loans, $4.5 million of residential construction, $21.1 million of nonresidential real estate, construction and land loans and $3.2 million of consumer loans, offset by a decrease of $6.6 million in one- to four-family residential loans and a $5.3 million increase in the level of undisbursed loans in process. Loan sales volume totaled $110.5 million during fiscal 1998, an increase of $56.7 million, or 105.3%, over fiscal 1997 levels.

At September 30, 1998, the allowance for loan losses of Winton Savings totaled $842,000, an increase of $15,000 over the level maintained at September 30, 1997. At September 30, 1998, the allowance represented approximately .27% of the total loan portfolio and 78.9% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .34% as compared to .16% at September 30, 1997. Although management believes that its allowance for loan losses at September 30, 1998, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $266.0 million at September 30, 1998, an increase of $25.7 million, or 10.7%, over 1997 levels. This increase was comprised of $23.2 million of growth in certificates of deposit and an increase of $2.5 million in transaction accounts. During fiscal 1997, management elected to employ a strategy to achieve growth in the deposit portfolio that included acquisition of brokered certificates of deposit. Such brokered deposits totaled $28.5 million at September 30, 1998.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998 (continued)

Advances from the FHLB totaled $56.9 million at September 30, 1998, a decrease of $526,000, or 0.9%, from the amount outstanding at September 30, 1997. Management generally utilizes such advances as an alternative source of funding for loan origination volume.

Shareholders' equity totaled $26.9 million at September 30, 1998, an increase of $3.6 million, or 15.5%, over the September 30, 1997 total. The increase resulted from net earnings of $4.1 million, coupled with a $288,000 increase in the net unrealized gains on securities designated as available for sale and $274,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.0 million.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997

General

Net earnings for fiscal 1998 totaled $4.1 million, an increase of $831,000, or 25.8%, over the $3.2 million in net earnings recorded in fiscal 1997. The increase in net earnings was primarily attributable to a $1.1 million increase in net interest income, and a $561,000 increase in other income, which were partially offset by an increase of $60,000 in the provision for losses on loans, an increase of $414,000 in general, administrative and other expense and an increase of $382,000 in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $27.1 million for fiscal 1998, an increase of $2.8 million, or 11.7%, over fiscal 1997. The increase resulted primarily from a $38.5 million, or 12.9%, increase in average interest-earning assets year to year. Interest income on loans and mortgage-backed securities totaled $25.7 million in fiscal 1998, an increase of $2.5 million, or 11.0%, over fiscal 1997. This increase resulted primarily from a $33.1 million, or 11.8%, increase in the average balance outstanding, offset by a decrease in yield, from 8.24% in 1997 to 8.18% in 1998. Interest income on investment securities and interest-bearing deposits totaled $1.4 million, a $297,000, or 27.3%, increase over fiscal 1997, due primarily to a $5.3 million increase in the average balance outstanding, offset by a decrease in yield from 6.27% in 1997 to 6.11% in 1998.

Interest expense on deposits totaled $13.1 million for fiscal 1998, an increase of $1.1 million, or 9.2%, over fiscal 1997. The increase resulted primarily from a $21.7 million, or 9.4%, increase in the average balance outstanding. Interest expense on borrowings totaled $3.6 million, an increase of $603,000, or 19.9%, from fiscal 1997, due primarily to a $10.0 million, or 19.5%, increase in the average balance outstanding, coupled with an increase of 2 basis points in the average cost of borrowings to 5.94% in fiscal 1998.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.1 million, or 12.2%, to a total of $10.3 million for fiscal 1998, as compared to fiscal 1997. The interest rate spread declined by 10 basis points, from 2.78% for fiscal 1997 to 2.68% for fiscal 1998. The net interest margin amounted to 3.07% for fiscal 1998, as compared to 3.08% for fiscal 1997.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $60,000 provision for losses on loans during fiscal 1998, due primarily to growth in the loan portfolio during the year. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $2.2 million for the fiscal year ended September 30, 1998, an increase of $561,000, or 34.7%, compared to fiscal 1997, due primarily to a $728,000 increase in gain on sale of loans and a $53,000 increase in other operating income, which were partially offset by a $152,000 decrease in mortgage servicing fees, a $36,000 decrease in the gain on sale of investments and mortgage-backed securities designated as available for sale and a $32,000 decrease in the gain on sale of real estate acquired through foreclosure. The increase in the gain on sale of loans was due primarily to the aforementioned increase in the volume of loan sales during fiscal 1998.

General, Administrative and Other Expense

General, administrative and other expense totaled $6.3 million for fiscal 1998, an increase of $414,000, or 7.0%, over fiscal 1997. The increase resulted primarily from an increase of $170,000, or 5.8%, in employee compensation and benefits, a $95,000, or 7.8%, increase in occupancy and equipment, a $38,000, or 14.4%, increase in franchise taxes, a $69,000, or 40.8%, increase in advertising and a $98,000, or 9.2%, increase in other operating expense, which were partially offset by a $56,000, or 27.2%, decrease in federal deposit insurance premiums.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

General, Administrative and Other Expense (continued)

The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in other operating expenses was due primarily to an increase in costs generally related to the increased loan origination volume and an increase in overall operating costs related to the Corporation's growth year to year.

Federal Income Taxes

The provision for federal income taxes increased by $382,000, or 22.7%, for the fiscal year ended September 30, 1998, as compared to fiscal 1997. This increase resulted primarily from the increase in net earnings before taxes of $1.2 million, or 24.7%. Winton Financial's effective tax rates amounted to 33.7% and 34.3% for the fiscal years ended September 30, 1998 and 1997, respectively.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996

General

Net earnings for fiscal 1997 totaled $3.2 million, a $2.0 million, or 173.2%, increase over the $1.2 million in net earnings recorded in fiscal 1996. The increase in net earnings was primarily attributable to a $1.3 million charge recorded in fiscal 1996 related to the recapitalization of the Savings Association Insurance Fund ("SAIF"), coupled with a $1.1 million increase in net interest income, a $253,000 decline in the provision for losses on loans, a $200,000 increase in other income and a decrease of $296,000 in general, administrative and other expense (after consideration of the SAIF assessment), which were partially offset by an increase of $1.1 million in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $24.2 million for fiscal 1997, an increase of $3.4 million, or 16.3%, over fiscal 1996. The increase resulted primarily from a $37.1 million, or 14.2%, increase in average interest-earning assets year to year. Interest income on loans and mortgage-backed securities totaled $23.1 million in fiscal 1997, an increase of $3.3 million, or 16.8%, over fiscal 1996. This increase resulted primarily from a $36.0 million, or 14.7%, increase in the average balance outstanding, coupled with an increase in yield, from 8.09% in 1996 to 8.24% in 1997. Interest income on investment securities and interest-bearing deposits totaled $1.1 million, a $66,000, or 6.5%, increase over fiscal 1996, due primarily to a $1.1 million increase in the average balance outstanding.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996 (continued)

Net Interest Income (continued)

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

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.1 million, or 13.1%, to a total of $9.2 million for fiscal 1997, as compared to fiscal 1996. The interest rate spread declined by 2 basis points, from 2.80% for fiscal 1996 to 2.78% for fiscal 1997. The net interest margin increased by 6 basis points, to 3.08% for fiscal 1997, as compared to 3.02% for fiscal 1996.

Provision for Losses on Loans

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

Other Income

Other income totaled $1.6 million for the fiscal year ended September 30, 1997, an increase of $200,000, or 14.1%, compared to fiscal 1996, due primarily to a $95,000, or 12.8%, increase in gain on sale of loans, a $32,000 gain on sale of real estate acquired through foreclosure, and a $27,000 increase in the gain on sale of investments and mortgage-backed securities. The increase in the gain on sale of loans is due primarily to the aforementioned increase in the volume of loan sales during fiscal 1997.

General, Administrative and Other Expense

General, administrative and other expense totaled $5.9 million for fiscal 1997, a decrease of $1.6 million, or 21.1%, from fiscal 1996. The decrease resulted primarily from the absence of a one-time $1.3 million charge recorded in 1996 in connection with the assessment to recapitalize the SAIF and the resulting decline in premiums for fiscal 1997, coupled with a $615,000 provision for merger costs recorded in 1996, which were partially offset by a $291,000, or 11.1%, increase in employee compensation and benefits and a $194,000, or 22.2%, increase in other operating expenses.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996 (continued)

General, Administrative and Other Expense (continued)

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

The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in other operating expenses is due primarily to an increase in costs generally related to the increased loan origination volume and an increase in overall operating costs related to Winton Financial's growth year to year.

Federal Income Taxes

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

                                                                                                  Year ended September 30,
                                                                       1998                                 1997
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                                           balance       paid       rate         balance       paid       rate
                                                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $299,643    $24,813         8.28%     $263,344    $22,086        8.37%
  Mortgage-backed securities - available for sale              687         46         6.70         1,948        119        6.11
  Mortgage-backed securities - held to maturity             13,654        829         6.07        15,552        942        6.06
  Investment securities - held to maturity                  13,424        826         6.15        11,785        757        6.42
  Investment securities - available for sale                 4,889        279         5.71         2,007        122        6.08
  Interest-bearing deposits and other                        4,331        278         6.42         3,544        207        5.84
                                                           -------     ------       ------       -------     ------      ------

     Total interest-earning assets                         336,628     27,071         8.04       298,180     24,233        8.13

Non-interest-earning assets                                  4,920                                 7,970
                                                           -------                               -------

     Total assets                                         $341,548                              $306,150
                                                           =======                               =======

Interest-bearing liabilities:
  Deposits                                                $251,393     13,118         5.22      $229,708     12,009        5.23
  FHLB advances                                             61,136      3,630         5.94        51,146      3,027        5.92
                                                           -------     ------       ------       -------     ------      ------

     Total interest-bearing liabilities                    312,529     16,748         5.36       280,854     15,036        5.35
                                                                       ------       ------                   ------      ------


Non-interest-bearing liabilities                             3,786                                 3,275
                                                           -------                               -------

     Total liabilities                                     316,315                               284,129

Shareholders' equity                                        25,233                                22,021
                                                           -------                               -------

     Total liabilities and shareholders' equity           $341,548                              $306,150
                                                           =======                               =======

Net interest income/Interest rate spread                              $10,323         2.68%                 $ 9,197        2.78%
                                                                       ======       ======                   ======      ======

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                         3.07%                                3.08%
                                                                                    ======                               ======


Average interest-earning assets to interest-bearing liabilities                     107.71%                              106.17%
                                                                                    ======                               ======

                                                       Year ended September 30,
                                                                    1996
                                                         Average   Interest
                                                     outstanding    earned/     Yield/
                                                         balance       paid       rate

Interest-earning assets:
  Loans receivable (1)                                  $225,164    $18,627      8.27%
  Mortgage-backed securities - available for sale          2,400        113      4.71
  Mortgage-backed securities - held to maturity           17,311      1,070      6.18
  Investment securities - held to maturity                 9,927        636      6.41
  Investment securities - available for sale               3,228        185      5.73
  Interest-bearing deposits and other                      3,049        199      6.53
                                                         -------     ------     -----

     Total interest-earning assets                       261,079     20,830      7.98

Non-interest-earning assets                                7,283
                                                         -------

     Total assets                                       $268,362
                                                         =======

Interest-bearing liabilities:
  Deposits                                              $209,879     10,700      5.10
  FHLB advances                                           35,292      1,996      5.66
                                                        --------     ------

     Total interest-bearing liabilities                  245,171     12,696      5.18
                                                                     ------     -----


Non-interest-bearing liabilities                           2,349
                                                         -------

     Total liabilities                                   247,520

Shareholders' equity                                      20,842
                                                         -------

     Total liabilities and shareholders' equity         $268,362
                                                         =======

Net interest income/Interest rate spread                            $ 8,134     2.80%
                                                                     ======     ====

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                   3.02%
                                                                              ======


Average interest-earning assets to interest-bearing liabilities              106.49%
                                                                             =======






---------------------------

(1)  Includes loans held for sale and non-accrual loans.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected WFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                          Year ended September 30,
                                                            1998 vs. 1997                           1997 vs. 1996
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                               (In thousands)
Interest income attributable to:
  Loans receivable (1)                               $2,968      $(241)    $2,727          $3,244      $ 251     $3,495
  Mortgage-backed securities - available
    for sale                                            (83)        10        (73)            (18)        24          6
  Mortgage-backed securities - held to
    maturity                                           (115)         2       (113)           (107)       (21)      (128)
  Investment securities - available for sale            165         (8)       157             (73)        10        (63)
  Investment securities - held to maturity              101        (32)        69             120          1        121
  Other interest-earning assets (2)                      49         22         71              29        (21)         8
                                                      -----       ----      -----           -----       ----      -----
     Total interest income                            3,085       (247)     2,838           3,195        244      3,439

Interest expense attributable to:
  Deposits                                            1,132        (23)     1,109           1,031        278      1,309
  Borrowings                                            593         10        603             933         98      1,031
                                                      -----       ----      -----           -----       ----      -----
     Total interest expense                           1,725        (13)     1,712           1,964        376      2,340
                                                      -----       ----      -----           -----       ----      -----

Increase in net interest income                      $1,360      $(234)    $1,126          $1,231      $(132)    $1,099
                                                      =====       =====     =====           =====       ====      =====

------------------------------

(1)  Includes loans held for sale.

(2) Includes interest-bearing deposits and certificates of deposit in other financial institutions.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

WFC's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between such interest-earning assets and such interest-bearing liabilities, WFC's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which have been taken in asset/liability management may reduce the overall vulnerability of WFC's to interest rate risk. For example, Winton Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and by purchasing relatively short-term and variable-rate investments and securities. However, in order to better compete for deposits, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. At September 30, 1998, approximately $143.1 million, or 39.7%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

WFC's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, WFC has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain its investment portfolio with a relatively short term to maturity, (3) to shorten asset maturities, (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit, and (5) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment.

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

At September 30, 1998, 2% of the present value of Winton Savings' assets was approximately $7.2 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.9 million at September 30, 1998, Winton Savings would not have been required to reduce its capital in determining whether Winton Savings met its risk-based capital requirement, if the regulation had been in effect for Winton Savings.

Presented below, as of September 30, 1998, is an analysis of Winton Savings' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates.

                                                                                September 30, 1998
Change in interest rate             Board limit                             $ Change           % Change
    (Basis Points)                  % change                                  in NPV             in NPV
                                                                                   (In thousands)
     +300                              (75)%                              $(9,674)                (33)%
     +200                              (50)                                (5,907)                (20)
     +100                              (20)                                (2,680)                 (9)
       -                                -                                      -                   -
     -100                              (15)                                 2,311                   8
     -200                              (25)                                 4,847                  17
     -300                              (35)                                 8,105                  28


                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As illustrated in the table, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing.
Assumptions used in calculating the amounts in the above table are OTS assumptions.

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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources

Winton Savings, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings, principal and interest repayments on loans and proceeds from the sale of mortgage loans.

At September 30, 1998, Winton Savings had $118.1 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain up to $18.3 million in additional advances from the FHLB of Cincinnati. At September 30, 1998, the Company had $56.9 million of outstanding FHLB advances. The Company also obtains brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 1998, the Company had $28.5 million in brokered deposits.

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                            For the year ended September 30,
                                                                         1998              1997           1996
                                                                                     (In thousands)
Net earnings                                                          $ 4,057           $ 3,226        $ 1,181
Adjustments to reconcile net earnings to net
  cash used in operating activities                                    (3,798)           (1,971)          (194)
                                                                       ------            ------         ------
Net cash provided by operating activities                                 259             1,255            987
Net cash used in investing activities                                 (23,463)          (29,012)       (42,513)
Net cash provided by financing activities                              24,632            29,039         39,440
                                                                       ------            ------         ------
Net increase (decrease) in cash and
  cash equivalents                                                      1,428             1,282         (2,086)
Cash and cash equivalents at beginning of year                          2,786             1,504          3,590
                                                                       ------            ------         ------
Cash and cash equivalents at end of year                              $ 4,214           $ 2,786        $ 1,504
                                                                       ======            ======         ======

The OTS requires minimum levels of liquid assets. OTS regulations presently require Winton Savings to maintain specified levels of "liquid" investments in qualifying types of United States Government and agency obligations and other permissible investments having certain maturity limitations and marketability requirements. Such minimum requirement, which was revised by the OTS in fiscal 1998, is an amount equal to 4% of the sum of the Company's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which the Company may rely, if necessary, to fund deposit withdrawals and other short-term funding needs.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The  liquidity  of  Winton  Savings,  as  measured  by the  ratio of cash,  cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments, mortgage-backed securities and loans to the sum of net withdrawable savings plus borrowings payable within one year was 19.3% at September 30, 1998. At September 30, 1998, the Company's "liquid" assets totaled approximately $37.4 million, which was approximately $29.5 million in excess of the current OTS minimum requirement. Winton Financial believes that the Company's liquidity posture at September 30, 1998, was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1998, Winton Savings' tangible capital of $25.6 million, or 7.3% of adjusted total assets, exceeded the 1.5% requirement by $20.3 million; its core capital of $25.6 million, or 7.3% of adjusted total assets, exceeded the minimum 3.0% requirement by $15.1 million; and, its risk-based capital of $26.4 million, or 10.6% of risk-weighted assets, exceeded the 8% requirement by $6.4 million.

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

Potential Impact on Future Results of Operations of Current and Pending Legislation

Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law in fiscal 1997. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but is protects thrifts from taxes on "bad debt reserves" established prior to 1988. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (1996, as to Winton Financial). Under the legislation, Winton Financial is required to recapture approximately $980,000 of its bad debt reserves as taxable income, which represents the post-1987 additions to the reserves, and is unable to utilize the percentage of earnings method to compute its reserves in the future. Winton Financial has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserves over six years, beginning in fiscal 1999.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Potential Impact on Future Results of Operations of Current and Pending Legislation (continued)

Legislation had been introduced in Congress to eliminate the federal regulation of savings and loan associations and to develop a common charter for all financial institutions. As a result, Winton Financial might become subject to a different form of holding company regulation, which may limit the activities in which it may engage and subject it to other additional regulatory requirements, including separate capital requirements. In addition, Congress may eliminate the OTS, and Winton Savings may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Winton Savings may engage and would probably subject Winton Savings to more regulation by the FDIC. Winton Financial and Winton Savings cannot predict when or whether Congress may actually pass such legislation or whether such legislation will actually change the regulation and permissible activities of Winton Financial and Winton Savings. Although such legislation may change the activities in which both Winton Financial and Winton Savings may engage, it is not anticipated that current activities will be materially affected by those activity limits.

Effects of Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on Winton Financial's consolidated financial position or results of operations.


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

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material effect on Winton Financial's financial position or results of operations.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 is not expected to have a material effect on Winton Financial's financial position or results of operations.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contacts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on Winton Financial's financial position or results of operations.

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances, interest rates or the balance of loan servicing rights sold and retained by Winton Savings could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.


Year 2000 Compliance Issues

The Year 2000 issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institution Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming codes in existing computer systems will fail to properly recognize the new millennium when it occurs in the year 2000. Winton Savings is addressing the potential problems associated with the possibility that the computers which control or operate the Company's operating systems may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Other concerns have been raised regarding February 29, 2000, as well as September 9, 1999, which are new calculation challenges that may result in further problems.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Year 2000 Compliance Issues (continued)

Most significantly affected are all forms of financial accounting, including interest computations, due dates, pensions, personnel benefits, investments, legal commitments, valuations, fixed asset depreciation schedules, tax filings and financial models. Additional problems may occur on other systems using computers for processing, vault openings, check protectors and gas and electric. The total impact is currently unknown; however, it is projected that failure to address these programming code issues and make appropriate changes may expose an institution to all types of risks, including credit, transaction, liquidity, interest rate, compliance, reputation, strategic, price and foreign exchange.

Winton Savings has established a Year 2000 team, headed by the systems analyst, to analyze the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the team indicates that the greatest potential impact upon Winton Savings is the risk related to vendors used by Winton Savings, particularly the Company's data processing service bureau. Quarterly progress reports from the service bureau indicated levels of manpower and expertise sufficient to amend and test the adequacy of their computer programming and systems prior to the arrival of the year 2000. All other vendors and commercial customer's have been identified and requests for year 2000 certificates have been forwarded by Winton Savings.

The year 2000 team submits quarterly progress reports to the Board of Directors and has established a target date of December 31, 1998 for all required internal testing of each system utilized, which is expected to be minimal. The team estimates that the impact upon the Company's results of operations, liquidity and capital resources will be immaterial.

Management has developed a contingency plan which includes manual procedures along with certain off-line canned programs. Management has set a budget of approximately $100,000 to ensure Winton Financial and Winton Savings are year 2000 compliant.

In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Year 2000, and higher funding costs could result if consumers react to publicity about the issue by withdrawing deposits. Winton Savings is assessing such risks among its customers. WFC could also be materially adversely affected if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities and other service providers fail to prepare properly. Winton Savings is therefore attempting to assess these risks and take action to minimize their effect.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP



Cincinnati, Ohio
November 19, 1998 (except for Note O, as to which the date is December 4, 1998)


                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


          ASSETS                                                                                 1998              1997
Cash and due from banks                                                                    $    1,607        $    1,367
Interest-bearing deposits in other financial institutions                                       2,607             1,419
                                                                                              -------           -------
          Cash and cash equivalents                                                             4,214             2,786

Investment securities available for sale - at market                                            5,579             3,631
Investment securities - at amortized cost, approximate market
  value of $15,185 and $12,679 at September 30, 1998 and 1997                                  14,858            12,585
Mortgage-backed securities available for sale - at market                                         565               799
Mortgage-backed securities - at cost, approximate market
  value of $12,266 and $14,345 at September 30, 1998 and 1997                                  12,418            14,614
Loans receivable - net                                                                        297,055           276,334
Loans held for sale - at lower of cost or market                                                8,253             4,210
Office premises and equipment - at depreciated cost                                             2,945             2,627
Real estate acquired through foreclosure                                                          495               513
Federal Home Loan Bank stock - at cost                                                          4,033             2,998
Accrued interest receivable on loans                                                            2,407             2,185
Accrued interest receivable on mortgage-backed securities                                          91               109
Accrued interest receivable on investments and interest-bearing deposits                          285               241
Prepaid expenses and other assets                                                                 488               393
Intangible assets - net of amortization                                                           402               463
Prepaid federal income taxes                                                                      105                -
                                                                                              -------           -------

          Total assets                                                                       $354,193          $324,488
                                                                                              =======           =======

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits  $266,007                                                                           $240,317
Advances from the Federal Home Loan Bank                                                       56,899            57,425
Accounts payable on mortgage loans serviced for others                                            912               842
Advance payments by borrowers for taxes and insurance                                             610               412
Other liabilities                                                                               1,342             1,137
Accrued federal income taxes                                                                       -                 85
Deferred federal income taxes                                                                   1,531               993
                                                                                              -------           -------
          Total liabilities                                                                   327,301           301,211

Commitments                                                                                        -                 -

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued                                                                               -                 -
  Common stock - 5,000,000 shares without par value authorized;
    4,014,304 and 1,986,152 shares outstanding                                                     -                 -
  Additional paid-in capital                                                                    8,782             6,501
  Retained earnings - restricted                                                               17,520            16,474

  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                                    590               302
                                                                                              -------           -------
          Total shareholders' equity                                                           26,892            23,277
                                                                                              -------           -------

          Total liabilities and shareholders' equity                                         $354,193          $324,488
                                                                                              =======           =======


The accompanying notes are an integral part of these statements.


                          Winton Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                                    1998            1997           1996
Interest income
  Loans                                                                          $24,813         $22,086        $18,627
  Mortgage-backed securities                                                         875           1,061          1,183
  Investment securities                                                            1,105             879            821
  Interest-bearing deposits and other                                                278             207            199
                                                                                  ------          ------         ------
         Total interest income                                                    27,071          24,233         20,830

Interest expense
  Deposits                                                                        13,118          12,009         10,700
  Borrowings                                                                       3,630           3,027          1,996
                                                                                  ------          ------         ------
         Total interest expense                                                   16,748          15,036         12,696
                                                                                  ------          ------         ------

         Net interest income                                                      10,323           9,197          8,134

Provision for losses on loans                                                         60              -             253
                                                                                  ------          ------         ------

         Net interest income after provision for losses on loans                  10,263           9,197          7,881

Other income
  Gain on sale of mortgage loans                                                   1,565             837            742
  Gain on sale of investment and mortgage-backed securities
    designated as available for sale                                                  -               36              9
  Gain on sale of real estate acquired through foreclosure                            -               32             -

  Mortgage servicing fees, net                                                       168             320            284
  Other operating                                                                    447             394            384
                                                                                  ------          ------         ------
         Total other income                                                        2,180           1,619          1,419

General, administrative and other expense
  Employee compensation and benefits                                               3,086           2,916          2,625
  Occupancy and equipment                                                          1,320           1,225          1,154
  Federal deposit insurance premiums                                                 150             206          1,773
  Franchise taxes                                                                    302             264            254
  Amortization of intangible assets                                                   61              61             61
  Advertising                                                                        238             169            137
  Other operating                                                                  1,164           1,066            872
  Merger related costs                                                                -               -             615
                                                                                  ------          ------         ------
         Total general, administrative and other expense                           6,321           5,907          7,491
                                                                                  ------          ------         ------

         Earnings before income taxes                                              6,122           4,909          1,809

Federal income taxes
  Current                                                                          1,675             972            844
  Deferred                                                                           390             711           (216)
                                                                                  ------          ------         ------
         Total federal income taxes                                                2,065           1,683            628
                                                                                  ------          ------         ------

         NET EARNINGS                                                            $ 4,057         $ 3,226        $ 1,181
                                                                                  ======          ======         ======

         EARNINGS PER SHARE
           Basic                                                                   $1.01            $.81           $.30
                                                                                    ====             ===            ===

           Diluted                                                                  $.96            $.80           $.30
                                                                                     ===             ===            ===


The accompanying notes are an integral part of these statements.


                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 1998, 1997 and 1996
                       (In thousands, except share data)
                                                                                           Unrealized
                                                                                             gains on
                                                                            Additional     securities
                                                                   Common      paid-in      available    Retained
                                                                    stock      capital       for sale    earnings           Total
Balance at October 1, 1995                                            $-        $6,444           $178     $13,775         $20,397

Proceeds from exercise of stock options                                -            57             -           -               57
Net earnings for the year ended September 30, 1996                     -            -              -        1,181           1,181
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                     -            -              10          -               10
Cash dividends of $.2075 per share                                     -            -              -         (814)           (814)
                                                                       --        -----             --      ------         -------

Balance at September 30, 1996                                          -         6,501            188      14,142          20,831

Net earnings for the year ended September 30, 1997                     -            -              -        3,226           3,226
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                     -            -             114          -              114
Cash dividends paid of $.225 per share                                 -            -              -         (894)           (894)
                                                                       --        -----             --      ------         ------

Balance at September 30, 1997                                          -         6,501            302      16,474          23,277

Stock dividend effected in the form of a 2-for-1 stock split           -         2,007             -       (2,007)             -
Proceeds from exercise of stock options                                -           274             -           -              274
Net earnings for the year ended September 30, 1998                     -            -              -        4,057           4,057
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                                  -             288          -              288
Cash dividends of $.25 per share                                       -            -              -       (1,004)         (1,004)
                                                                       --        -----             --      ------          ------

Balance at September 30, 1998                                         $-        $8,782           $590     $17,520         $26,892
                                                                       ==        =====            ===      ======          ======





The accompanying notes are an integral part of these statements.


                          Winton Financial Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)
                                                                                         1998           1997           1996
Cash flows from operating activities:
  Net earnings for the year                                                        $    4,057     $    3,226       $  1,181
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and mortgage-backed
      securities                                                                           29             17             52
    Amortization of deferred loan origination fees                                       (198)          (198)          (149)
    Depreciation and amortization                                                         409            393            355
    Amortization of intangible assets                                                      61             61             61
    Gain on sale of investment securities designated as available for sale                 -             (36)            -
    Gain on sale of mortgage-backed securities designated as available
      for sale                                                                             -              -              (9)
    Gain on sale of real estate acquired through foreclosure                               -             (32)            -
    Provision for losses on loans                                                          60             -             253
    Gain on sale of mortgage loans                                                     (1,199)          (517)          (420)
    Loans disbursed for sale in the secondary market                                 (108,187)       (43,888)       (36,301)
    Proceeds from sale of loans in the secondary market                               105,343         42,930         35,065
    Federal Home Loan Bank stock dividends                                               (248)          (188)          (155)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                               (222)          (277)          (329)
      Accrued interest receivable on mortgage-backed securities                            18             17              9
      Accrued interest receivable on investments                                          (44)           (78)            24
      Prepaid expenses and other assets                                                   (95)            16            (73)
      Accounts payable on mortgage loans serviced for others                               70            156             64
      Other liabilities                                                                   205         (1,136)         1,666
      Federal income taxes
        Current                                                                          (190)            78            (91)
        Deferred                                                                          390            711           (216)
                                                                                      -------        -------         ------
         Net cash provided by operating activities                                        259          1,255            987

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                                    2,389          3,950          2,040
  Purchase of mortgage-backed securities designated as available for sale                  -              -          (3,087)
  Purchase of mortgage-backed securities designated as held to maturity                    -              -            (293)
  Proceeds from the sale of mortgage-backed securities designated as
    available for sale                                                                     -              -           1,406
  Proceeds from the maturity of investment securities                                   6,650          3,500          2,250
  Proceeds from the sale of investment securities designated as
    available for sale                                                                     -             122             -
  Purchase of investment securities designated as held to maturity                     (8,928)        (2,491)        (1,350)
  Purchase of investment securities designated as available for sale                   (1,495)        (4,988)            -
  Loan principal repayments                                                            92,741         63,990         40,475
  Loan disbursements                                                                 (119,653)      (103,776)       (85,242)
  Sale of loan participations                                                           6,329         11,385          1,732
  Proceeds from the sale of real estate acquired through foreclosure                       -              94             -
  Purchase and renovation of office premises and equipment                               (709)          (334)          (246)
  Additions to real estate acquired through foreclosure                                    -             (13)          (157)
  Purchase of Federal Home Loan Bank stock                                               (787)          (451)           (41)
                                                                                     --------       --------         ------
         Net cash used in investing activities                                        (23,463)       (29,012)       (42,513)
                                                                                     --------       --------         ------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                 (23,204)       (27,757)       (41,526)
                                                                                     --------       --------         ------



                          Winton Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)

                                                                                    1998            1997           1996

         Net cash used in operating and investing activities
           (balance brought forward)                                            $(23,204)       $(27,757)      $(41,526)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts, including
    purchased deposits                                                            25,690          18,784         23,628
  Proceeds from Federal Home Loan Bank advances                                   68,039          37,107         65,262
  Repayment of Federal Home Loan Bank advances                                   (68,565)        (26,058)       (48,716)
  Advances by borrowers for taxes and insurance                                      198             100             23
  Proceeds from exercise of stock options                                            274              -              57
  Dividends paid on common stock                                                  (1,004)           (894)          (814)
                                                                                --------       ---------      ---------
         Net cash provided by financing activities                                24,632          29,039         39,440
                                                                                 -------         -------        -------

Net increase (decrease) in cash and cash equivalents                               1,428           1,282         (2,086)

Cash and cash equivalents at beginning of year                                     2,786           1,504          3,590
                                                                                --------         -------        -------

Cash and cash equivalents at end of year                                       $   4,214        $  2,786       $  1,504
                                                                                ========         =======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                       $   1,805        $    894       $    809
                                                                                ========         =======        =======

    Interest on deposits and borrowings                                        $  16,643        $ 14,808       $ 12,650
                                                                                 =======         =======        =======

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired through
    foreclosure                                                                $      52        $    200       $     61
                                                                                ========         =======        =======

  Unrealized gains on securities designated as
    available for sale, net of related tax effects                             $     288        $    114       $     10
                                                                                ========         =======        =======

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 125                                               $     366        $    320       $    322
                                                                                ========         =======        =======








The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Winton Financial Corporation ("Winton Financial", or the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of The Winton Savings and Loan Company ("Winton Savings", or the "Company"). The Company conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    During fiscal 1996, Winton Financial merged Blue Chip Savings Bank ("Blue Chip") with and into its subsidiary, Winton Savings, in a transaction which was accounted for as a pooling-of-interests. In connection with the business combination, Winton Financial issued 361,952 shares of common stock.

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation  and  the  Company.   Condensed  financial   statements  of  the
    Corporation are presented in Note M as of September 30, 1998 and 1997, and for the fiscal years ended September 30, 1998, 1997 and 1996. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1998 and 1997, the Corporation's shareholders equity reflected net unrealized gains on securities designated as available for sale totaling $590,000 and $302,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 1998 and 1997, loans held for sale were carried at cost.

    Winton Savings accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Winton Savings recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

     SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Company recorded amortization related to mortgage servicing rights totaling approximately $213,000, $32,000 and $6,000 for the years ended September 30, 1998, 1997 and 1996, respectively. At September 30, 1998 and 1997, the fair value of the Company's mortgage servicing rights totaled approximately $790,000 and $636,000, respectively.

    4.  Loan Origination and Commitment Fees

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

    5.  Allowance for Loan Losses

    It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

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

     At September 30, 1998 and 1997, the Company had no loans that would be defined as impaired under SFAS No. 114.

    6.  Office Premises and Equipment

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

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    7.  Real Estate Acquired through Foreclosure

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

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

    9.  Amortization of Intangible Assets

    Goodwill and other intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten year period.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Employee Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $98,000, $90,000 and $65,000 were made to the ESOP for the years ended September 30, 1998, 1997 and 1996, respectively. At September 30, 1998, the ESOP held 321,992 shares (adjusted) of the Corporation's common stock, all of which had been allocated to participants as of that date. All share totals and per share amounts have been adjusted to give effect to the two-for-one stock split in the form of a stock dividend effected during fiscal 1998.

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan totaled $29,000, $25,000 and $23,000, for the years ended September 30, 1998, 1997 and 1996, respectively.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon 4,012,605, 3,972,304 and 3,970,034 weighted-average shares outstanding for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 4,205,030, 4,026,996 and 3,989,657 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

    Effective during the fiscal year ended September 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to SFAS No. 128, and to give effect to the two-for-one stock split effected during fiscal 1998.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1998 and 1997:

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

                  Deposits: The fair value of NOW accounts, passbook and club accounts, advance payments and amounts due on loans serviced for others are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1998 and 1997, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                       1998                         1997
                                                             Carrying         Fair       Carrying         Fair
                                                                value        value          value        value
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                            $    4,214   $    4,214     $    2,786   $    2,786
      Investment securities designated
        as available for sale                                   5,579        5,579          3,631        3,631
      Investment securities - at cost                          14,858       15,185         12,585       12,679
      Mortgage-backed securities designated
        as available for sale                                     565          565            799          799
      Mortgage-backed securities - at cost                     12,418       12,266         14,614       14,345
      Loans receivable - net                                  305,308      317,216        280,544      283,594
      Federal Home Loan Bank stock                              4,033        4,033          2,998        2,998
                                                              -------     --------        -------      -------

                                                             $346,975     $359,058       $317,957     $320,832
                                                              =======      =======        =======      =======
    Financial liabilities
      Deposits                                               $266,007     $266,556       $240,317     $240,875
      Advances from Federal Home Loan Bank                     56,899       56,905         57,425       57,428
      Advance payments and amounts due on loans

        serviced for others                                     1,522        1,522          1,254        1,254
                                                              -------     --------        -------      -------

                                                             $324,428     $324,983       $298,996     $299,557
                                                              =======      =======        =======      =======

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized  cost,  gross  unrealized  gains,  gross  unrealized  losses,  and
    estimated  fair  values  of  investment   securities  at  September  30  are
    summarized as follows:

                                                                  1998                           1997
                                                                         Estimated                   Estimated
                                                         Amortized            fair      Amortized         fair
                                                              cost           value           cost        value
                                                                                (In thousands)
    Held to maturity:
      U.S. Government and agency
        obligations                                        $14,858         $15,185        $12,585      $12,679

    Available for sale:
      U.S. Government and agency obligations                 4,587           4,855          3,088        3,149
      Corporate equity securities                              103             724            103          482
                                                            ------          ------         ------       ------
                                                             4,690           5,579          3,191        3,631
                                                            ------          ------         ------       ------

         Total investment securities                       $19,548         $20,764        $15,776      $16,310
                                                            ======          ======         ======       ======


    At September 30, 1998, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $1,216,000, which was comprised solely of gross unrealized gains.

    At September 30, 1997, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $534,000, which was comprised of gross unrealized gains of $549,000 and gross unrealized losses of $15,000.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 1998, by term to maturity are shown below.

                                                              Estimated
                                             Amortized             fair
                                                  cost            value
                                                      (In thousands)
    Due in one year or less                   $  6,149         $  6,193
    Due in one to three years                    4,710            4,770
    Due in three to five years                   8,586            9,077
                                                ------           ------

                                               $19,445          $20,040
                                                ======           ======

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1998 and 1997, are shown below.

                                                                                            1998
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 4,402          $  11           $  (68)      $  4,345
      Government National Mortgage Association
        Participation certificates                                   598              9               -             607
      Federal National Mortgage Association
        Participation certificates                                 2,912              1              (65)         2,848
        Collateralized mortgage obligations                        1,181             -               (12)         1,169
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -               (24)         3,113
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                (4)           184
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           held to maturity                                       12,418             21             (173)        12,266

    Available for sale:
      Government National Mortgage Corporation
        Participation Certificates                                   561              4               -             565
                                                                  ------           ----             ----         ------

         Total mortgage-backed securities                        $12,979          $  25            $(173)       $12,831
                                                                  ======           ====             ====         ======

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 1998, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                        Amortized cost
                                                        (In thousands)
    Due within three years                                 $         2
    Due after three years through five years                         7
    Due after five years through ten years                          12
    Due after ten years through twenty years                     2,943
    Due after twenty years                                      10,015
                                                                ------

                                                               $12,979
                                                                ======

     Mortgage-backed securities with an approximate carrying value of $3.2 million were pledged to secure public deposits at September 30, 1998.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                                 1998            1997
                                                                     (In thousands)
    Residential real estate
      One- to four-family residential                        $138,415          $145,039
      Multi-family residential                                 75,442            71,798
      Construction                                             19,505            15,036
    Nonresidential real estate and land                        60,722            47,974
    Nonresidential construction                                 9,782             1,401
    Consumer and other                                          8,176             5,003
                                                              -------           -------
                                                              312,042           286,251
    Less:
      Undisbursed portion of loans in process                  13,616             8,364
      Deferred loan origination fees                              529               726
      Allowance for loan losses                                   842               827
                                                              -------           -------

                                                             $297,055          $276,334
                                                              =======           =======

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $223.0 million, or 75%, of the total loan portfolio at September 30, 1998, and $223.5 million, or 81%, of the total loan portfolio at September 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $163.0 million, $145.2 million and $116.6 million at September 30, 1998, 1997 and 1996, respectively. At September 30, 1998, loans sold with recourse totaled $7.7 million.



NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                            1998           1997         1996
                                                    (In thousands)
    Beginning balance                       $827           $857         $654
    Provision for losses on loans             60             -           253
    Charge-off of loans                      (47)           (51)         (50)
    Recoveries of loan losses                  2             21           -
                                             ---            ---           --

    Ending balance                          $842           $827         $857
                                             ===            ===          ===

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At September 30, 1998, the Company's allowance for loan losses was comprised of a general loan loss allowance of $789,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance totaling $53,000.

    Nonperforming and nonaccrual loans at September 30, 1998, 1997 and 1996, totaled $1.1 million, $472,000 and $923,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $31,000, $26,000 and $53,000 for the years ended September 30, 1998, 1997 and 1996, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                         1998            1997
                                                            (In thousands)
    Land                                              $   336         $   336
    Office buildings and improvements                   2,466           2,413
    Furniture, fixtures and equipment                   2,979           2,323
                                                        -----           -----
                                                        5,781           5,072
      Less accumulated depreciation and
        amortization                                    2,836           2,445
                                                        -----           -----

                                                       $2,945          $2,627
                                                        =====           =====

    The Company leases part of the main office facility and the adjacent real property under three-year operating lease agreements at an annual cost of $46,000 per year. The lease for the main office facility is renewable for seven additional three-year terms at market rates. The lease for the adjacent real property is renewable for six additional three-year terms at market rates. The Company may purchase the land and property at any time after the first three-year term for total consideration of $500,000. Additionally, a lease was assumed as part of the Blue Chip merger. The lease expires on December 1, 1999, with two five year renewal options and has a minimum commitment of approximately $45,000 for each of the fiscal years ended December 31, 1998 and 1999, and $7,000 for fiscal 2000. Further, the Company has entered into a lease agreement during fiscal 1998 on a new loan origination office, which provides for annual lease payments of $21,000 through fiscal 2002 and a commitment of $18,000 for fiscal 2003. The Company has an option to extend the lease term for an additional five year period at market rates.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average interest rate                         1998             1997
                                                                              (In thousands)
    NOW accounts and money market deposits
      1998 - 0.95%                                                     $  18,338
      1997 - 1.65%                                                                      $  13,575
    Passbook and Club accounts
      1998 - 3.59%                                                        48,362
      1997 - 3.70%                                                                         50,622
                                                                         -------          -------

         Total demand, transaction and passbook deposits                  66,700           64,197

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          1998 - 5.66%                                                    60,188
          1997 - 5.66%                                                                     49,356
        12 months to 36 months
          1998 - 5.98%                                                    89,966
          1997 - 6.14%                                                                     80,730
        More than 36 months
          1998 - 6.24%                                                    17,470
          1997 - 6.25%                                                                     15,758
      Individual Retirement and Keogh
        1998 - 6.05%                                                      31,683
        1997 - 6.16%                                                                       30,276
                                                                         -------          -------

         Total certificates of deposit                                   199,307          176,120
                                                                         -------          -------

         Total deposit accounts                                         $266,007         $240,317
                                                                         =======          =======

     The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $64.7 million and $54.7 million at September 30, 1998 and 1997, respectively.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                          1998           1997          1996
                                                                    (In thousands)
    Passbook and money market deposit accounts          $1,813       $  1,843      $  1,735
    NOW accounts                                           191            218           206
    Certificates of deposit                             11,114          9,948         8,759
                                                        ------         ------        ------

                                                       $13,118        $12,009       $10,700
                                                        ======         ======        ======

     Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                 1998            1997
                                                     (In thousands)
    Less than one year                       $118,079        $101,627
    One year to three years                    75,823          68,954
    More than three years                       5,405           5,539
                                            ---------       ---------

                                             $199,307        $176,120
                                              =======         =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1998, by pledges of certain residential mortgage loans totaling $85.3 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                   Maturing fiscal
    Interest rate                                   year ending in                    1998                 1997
                                                                                           (In thousands)
    5.15% - 7.20%                                             1998                $     -               $25,500
    5.67% - 7.20%                                             1999                   8,500                8,500
    6.17% - 8.35%                                             2000                  11,000               11,000
    6.23% - 7.20%                                             2001                   4,000                4,000
    6.05% - 7.20%                                             2002                   8,256                8,318
    5.87%                                                     2003                   2,000                   -
    2.50% - 5.95%                                       Thereafter                  23,143                  107
                                                                                    ------               ------

                                                                                   $56,899              $57,425
                                                                                    ======               ======

    Weighted-average interest rate                                                    5.98%                6.22%
                                                                                      ====                 ====


                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE H - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                              1998         1997         1996
                                                                  (In thousands)
    Federal income taxes computed at statutory rate         $2,081       $1,669         $615
    Increase (decrease) in taxes resulting from:
      Nondeductible expenses                                    11           11           11
      Nontaxable dividend income                                (4)          (4)          (4)
      Low income housing investment tax credits                (42)          -            -
      Other                                                     19            7            6
                                                             -----        -----          ---
    Federal income tax provision per consolidated
      financial statements                                  $2,065       $1,683         $628
                                                             =====        =====          ===

    Effective tax rate                                       33.7%         34.3%        34.7%
                                                             ====          ====         ====

     The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                        1998         1997
    differences at statutory rate:                                                   (In thousands)
    Deferred tax assets:
      General loan loss allowance                                               $   286       $  281
      Amortization of intangible assets                                              42           43
                                                                                 ------        -----
         Total deferred tax assets                                                  328          324

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                       (529)        (444)
      Difference between book and tax depreciation                                  (50)         (76)
      Percentage of earnings bad debt deduction                                    (331)        (331)
      Unrealized gains on securities designated as available for sale              (303)        (155)
      Deferred loan origination costs                                              (366)         (68)
      Mortgage servicing rights                                                    (269)        (216)
      Other                                                                         (11)         (27)
                                                                                 ------        -----
         Total deferred tax liabilities                                          (1,859)      (1,317)
                                                                                 ------        -----

         Net deferred tax liability                                             $(1,531)      $ (993)
                                                                                 ======        =====

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE H - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $2.0 million as of September 30, 1998. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $400,000 at September 30, 1998. See Note K for additional information regarding future percentage of earnings bad debt deductions.


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

    At September 30, 1998, the Company had total outstanding commitments of approximately $18.8 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan-to-value ratio, of which $1.6 million were comprised of adjustable-rate loans at rates ranging from 6.875% to 8.00%, and $17.2 million were comprised of fixed-rate loans at rates ranging from 6.375% to 9.00%. The Company also had total outstanding commitments of approximately $2.4 million to originate nonresidential real estate and land loans, of which $2.3 million were comprised of fixed-rate loans at interest rates ranging from 7.125% to 8.75%, and $65,000 were comprised of adjustable rate loans at 8.00%. The Company also had total outstanding commitments of approximately $717,000 to originate lines of credit. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $12.0 million and $3.3 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 19967


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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 1998. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

     As of September 30, 1998 and 1997, management believes that the Company met all capital adequacy requirements to which it is subject.

                                                      As of September 30, 1998
                                                                                      To be "well-
                                                                                   capitalized" under
                                                          For capital               prompt corrective
                                  Actual                adequacy purposes          action provisions
                              Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                       (Dollars in thousands)
    Tangible capital         $25,633      7.3%       =>$ 5,291    =>1.5%         =>$17,637     => 5.0%

    Core capital             $25,633      7.3%       =>$10,582    =>3.0%         =>$21,164     => 6.0%

    Risk-based capital       $26,422     10.6%       =>$20,001    =>8.0%         =>$25,001     =>10.0%


                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

                                                                As of September 30, 1997
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $22,252      6.9%       =>$ 4,852    =>1.5%         =>$16,173     => 5.0%

    Core capital                        $22,252      6.9%       =>$ 9,704    =>3.0%         =>$19,408     => 6.0%

    Risk-based capital                  $23,015     10.8%       =>$17,129    =>8.0%         =>$21,412     =>10.0%

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


NOTE K - LEGISLATIVE MATTERS

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

    Under separate legislation related to the recapitalization plan, Winton Savings is required to recapture as taxable income approximately $980,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years commencing in fiscal 1999.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996

NOTE L - STOCK OPTION PLAN

    The Corporation has a Stock Option and Incentive Plan that provides for the issuance of 523,000 shares (adjusted) of authorized but unissued common shares.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

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

                                                                   1998             1997              1996
    Net earnings (In thousands)         As reported              $4,057           $3,226            $1,181
                                                                  =====            =====             =====

                                          Pro-forma              $3,966           $3,226            $  910
                                                                  =====            =====             =====

    Earnings per share
      Basic                             As reported               $1.01             $.81              $.30
                                                                   ====              ===               ===

                                          Pro-forma                $.99             $.81              $.26
                                                                    ===               ==               ===

      Diluted                           As reported                $.96             $.80              $.30
                                                                    ===              ===               ===

                                          Pro-forma                $.94             $.80              $.26
                                                                    ===              ===               ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 1998 and 1996: dividend yield of 3.4%, expected volatility of 20.0%, risk-free interest rate of 6.0% and expected lives of ten years.

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                           1998                            1997                       1996
                                               Weighted-                       Weighted-                  Weighted-
                                                 average                         average                    average
                                                exercise                        exercise                   exercise
                                     Shares        price         Shares            price         Shares       price
Outstanding at beginning of year    493,000      $5.80          493,000         $5.80           252,000     $5.00
Granted                              30,000      $9.94               -          $  -            241,000     $6.66
Exercised                           (42,000)     $9.84               -          $  -                 -      $  -
Forfeited                                -       $  -                -          $  -                 -      $  -
                                    -------       ----          -------          ----           -------      ----

Outstanding at end of year          481,000      $6.13          493,000         $5.80           493,000     $5.80
                                    =======       ====          =======          ====           =======      ====

Options exercisable at year-end     481,000      $6.13          493,000         $5.80           241,000     $6.66
                                    =======       ====          =======          ====           =======      ====
Weighted-average fair value of
  options granted during the year                $1.99                           N/A                        $1.71
                                                  ====                           ===                         ====

The following information applies to options outstanding at September 30, 1998:

    Number outstanding                                                  481,000
    Range of exercise prices                                      $5.00 - $9.94
    Weighted-average exercise price                                       $6.13
    Weighted-average remaining contractual life                       6.7 years

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the years ended September 30, 1998, 1997 and 1996.

                                                       Winton Financial Corporation
                                                     STATEMENTS OF FINANCIAL CONDITION
                                                               September 30,

         ASSETS                                                                     1998                  1997
                                                                                           (In thousands)
    Cash                                                                         $   265               $   313
    Investment in The Winton Savings and Loan Co.                                 26,294                22,830
    Corporate equity securities - at fair value                                      724                   482
    Prepaid expenses and other assets                                                  9                     9
    Prepaid federal income tax                                                        61                    -
                                                                                  ------                ------

             Total assets                                                        $27,353               $23,634
                                                                                  ======                ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                       $   250               $   228
    Deferred federal income taxes                                                    211                   129
                                                                                  ------                ------
             Total liabilities                                                       461                   357

    Shareholders' equity
      Additional paid-in capital                                                   8,782                 6,501
      Retained earnings                                                           17,520                16,474
      Unrealized gains on securities designated as
        available for sale, net of related tax effects                               590                   302
                                                                                  ------                ------

             Total shareholders' equity                                           26,892                23,277
                                                                                  ------                ------

             Total liabilities and shareholders' equity                          $27,353               $23,634
                                                                                  ======                ======

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                                                       Winton Financial Corporation
                                                          STATEMENTS OF EARNINGS
                                                         Year ended September 30,

                                                                         1998              1997           1996
                                                                                     (In thousands)
    Revenue
      Interest and dividends on investments                            $   15            $   13         $   17
      Gain on sale of investment securities
        designated as available for sale                                   -                 36             -
      Dividends received from subsidiary                                  773               894            904
      Equity in undistributed earnings of subsidiary                    3,335             2,400            346
                                                                        -----             -----          -----
                                                                        4,123             3,343          1,267
    Expenses
      General and administrative                                           66               117             86
                                                                        -----            ------          -----

           Net earnings                                                $4,057            $3,226         $1,181
                                                                        =====             =====          =====


                                                       Winton Financial Corporation
                                                         STATEMENTS OF CASH FLOWS
                                                         Year ended September 30,

                                                                                1998         1997         1996
                                                                                    (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                               $4,057       $3,226       $1,181
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                     (3,335)      (2,400)        (346)
        Gain on sale of investment securities
          designated as available for sale                                        -           (36)          -
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                      (61)          23          (18)
          Other                                                                   21           20           16
                                                                               -----        -----        -----
             Net cash provided by operating activities                           682          833          833

    Cash flows provided by investing activities:
      Proceeds from sale of investment securities
        designated as available for sale                                          -           122           -

    Cash flows provided by (used in) financing activities:
      Payment of dividends on common stock                                    (1,004)        (894)        (814)
      Proceeds from exercise of stock options                                    274           -            57
                                                                               -----        -----        -----
             Net cash used in financing activities                              (730)        (894)        (757)
                                                                               -----        -----        -----

    Net increase (decrease) in cash and cash equivalents                         (48)          61           76

    Cash and cash equivalents at beginning of year                               313          252          176
                                                                               -----        -----        -----

    Cash and cash equivalents at end of year                                  $  265       $  313       $  252
                                                                               =====        =====        =====

                          Winton Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

     Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, Winton Savings had the ability to pay dividends of approximately $6.3 million to Winton Financial at September 30, 1998.


NOTE O - BUSINESS COMBINATION

    On December 4, 1998, the Corporation's Board of Directors approved a business combination whereby BenchMark Federal Savings Bank ("BenchMark") would merge with and into Winton Savings. The merger is expected to be completed during fiscal 1999 pending regulatory and BenchMark shareholder approval. The business combination will be accounted for as a pooling-of-interests and, accordingly, the assets, liabilities and capital of the respective combining companies will be added together at historic carrying value. Unaudited pro-forma condensed, combined financial information of the Corporation and BenchMark as of and for the year ended September 30, 1998, is as follows:

                                                            Winton                                   Pro-forma
                                                         Financial             BenchMark              combined
                                                                             (unaudited)           (unaudited)
                                                                         (In thousands, except share data)
    Total assets                                          $354,193               $54,710              $408,903
                                                           =======                ======               =======

    Total liabilities                                     $327,301               $51,215              $378,516
                                                           =======                ======               =======

    Shareholders' equity                                  $ 26,892               $ 3,495              $ 30,387
                                                           =======                ======               =======

    Total revenue                                         $ 29,251               $ 3,923              $ 33,174
    Total expense                                           25,194                 3,845                29,039
                                                           -------                ------               -------

    Net earnings                                          $  4,057               $    78              $  4,135
                                                           =======                ======               =======

    Basic earnings per share                                 $1.01                  $.69                  $.94
                                                              ====                   ===                   ===