Form 10-K, Exhibit 13
period 1999-09-30
WINTON FINANCIAL CORP
filed 1999-12-22
CIK 857907

Winton Financial Corporation

                          BUSINESS OF WINTON FINANCIAL


Winton Financial Corporation, an Ohio corporation ("Winton Financial" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings and Loan Co., an Ohio savings and loan association ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed merger transactions with BenchMark Federal Savings Bank ("BenchMark") and Blue Chip Savings Bank ("Blue Chip") in June 1999 and January 1996, respectively, in transactions accounted for as pooling of interests. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its six branch offices in Hamilton County, Ohio, and is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. In August 1998, Winton Savings opened its first loan production office in the Western Hills area of Cincinnati. Winton Savings' primary business activity, mortgage lending, had another year of strong growth in fiscal 1999, which can be attributed to its strong lending operation, to an aggressive marketing and selling effort of its lending products and services to the communities in its market area and to the continued development of innovative lending programs that give Winton Savings a more competitive advantage. Looking ahead, Winton Savings believes that this lending office concept will provide a great opportunity to enhance its already strong lending operation.

Winton Savings also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments, mortgage sales and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Winton Savings is a member.

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


                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                       AND RELATED SECURITY HOLDER MATTERS


As of December 1, 1999, Winton Financial had 4,405,214 common shares outstanding and held of record by approximately 441 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. From 1993 to July 1997, Winton Financial's common shares were listed on The Nasdaq SmallCap Market ("Nasdaq"). In July 1997, Winton Financial's common shares were listed on the American Stock Exchange, Inc. ("Amex") under the symbol "WFI".

Presented on the next page are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 1999 and 1998. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

                          Winton Financial Corporation

                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                 AND RELATED SECURITY HOLDER MATTERS (CONTINUED)



                                                                                    Cash
Fiscal Year Ending September 30,          High               Low               dividends

1999
Quarter ending December 31, 1998          $14.75              $10.88             $.0750
Quarter ending March 31, 1999              15.50               12.50              .0750
Quarter ending June 30, 1999               13.88               11.00              .0750
Quarter ending September 30, 1999          15.50               10.38              .0750

1998

Quarter ending December 31, 1997          $10.31              $ 8.81             $.0625
Quarter ending March 31, 1998              15.13               10.19              .0625
Quarter ending June 30, 1998               20.63               14.75              .0625
Quarter ending September 30, 1998          16.44                9.75              .0625


The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the
OTS) to make capital distributions during a calendar year in an amount not to exceed its net income for that year to date plus its retained income for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement, and which have been notified by the OTS that they are in need of more than normal supervision will be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. Winton Savings currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that Winton Savings is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                          Winton Financial Corporation

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

                                                                               At September 30,
Statement of Financial Condition Data: (1)            1999           1998           1997            1996           1995
                                                                               (In thousands)
Total amount of:
  Assets                                          $466,278       $408,938       $371,233        $341,680       $293,483
  Interest-bearing deposits in other financial
    institutions                                       434          4,879          3,782           1,046          4,483
  Investment securities (2)                         22,385         20,437         16,231          12,309         13,080
  Mortgage-backed securities (2)                    13,943         16,801         20,149          24,780         26,098
  Loans receivable, net (3)                        413,550        351,369        317,830         290,885        238,087
  Deposits                                         312,072        306,343        279,034         261,548        235,316
  FHLB advances                                    116,532         67,404         61,754          51,889         31,089
  Shareholders' equity - net, restricted            32,140         30,387         26,610          23,915         23,753

                                                                       Year ended September 30,
Statement of Earnings Data: (1)                       1999           1998           1997            1996           1995
                                                                    (In thousands, except share data)
Total interest income                              $32,896        $30,793        $27,746         $24,131        $21,869
Total interest expense                             (20,313)       (19,112)       (17,157)        (14,825)       (12,761)
                                                    ------         ------         ------          ------         ------
Net interest income                                 12,583         11,681         10,589           9,306          9,108
Provision for losses on loans                         (160)           (86)            (6)           (279)           (88)
                                                    ------         ------         ------          ------         ------
Net interest income after provision for
  losses on loans                                   12,423         11,595         10,583           9,027          9,020
Other income                                         2,234          2,233          1,756           1,600            717
General, administrative and other expense          (10,077)        (7,606)        (7,153)         (9,051)        (6,708)
                                                    ------         ------         ------          ------         ------
Earnings before income taxes                         4,580          6,222          5,186           1,576          3,029
Federal income taxes                                (1,640)        (2,092)        (1,709)           (536)        (1,001)
                                                    ------         ------         ------          ------         ------
Net earnings                                       $ 2,940        $ 4,130        $ 3,477         $ 1,040        $ 2,028
                                                    ======         ======         ======          ======         ======

Earnings per share
  Basic  (1)                                        $0.67           $0.94          $0.80          $0.24           $0.47
                                                     ====            ====           ====           ====            ====
  Diluted (1)                                       $0.64           $0.90          $0.79          $0.24           $0.47
                                                     ====            ====           ====           ====            ====

(1) The financial data as of and for the fiscal years ended September 30, 1995 through 1998, inclusive, have been restated to give effect to the combination with BenchMark. The merger has been accounted for using the pooling-of-interests method of accounting.
(2) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.
(3)  Includes loans held for sale.

                          Winton Financial Corporation


                                                                       Year ended September 30,
Other Data:  (1)                                      1999           1998           1997            1996           1995
Interest rate spread                                  2.63%          2.65%          2.75%          2.72%           3.02%
Return on average equity                              9.32          14.42          13.76           4.31            8.79
Return on average assets                               .67           1.05            .98            .33             .62
Shareholders' equity to assets                        6.89           7.43           7.17           7.00            8.09

Number of:
  Loans outstanding                                  7,065          6,936          6,616           6,449          5,504
  Deposit accounts                                  26,058         26,503         25,495          25,587         24,694
  Full service offices                                   7              8              8               8              7


                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 1999, 1998 and 1997.


Forward-Looking Statements

In the following pages, management presents an analysis of Winton Financial's financial condition as of September 30, 1999, and the results of operations for fiscal 1999, compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

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

3. The discussion of legislation enacted under the "Gramm-Leach-Bliley Act," as set forth under "Potential Impact of Current Legislation on Future Results of Operations;"

4. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999," "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998" and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997;"

5. Management's determination of the effects of the year 2000 on Winton Financial's information technology systems as set forth under "Year 2000 Compliance Matters;" and

6. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999

Winton Financial's consolidated assets totaled $466.3 million at September 30, 1999, an increase of $57.3 million, or 14.0%, over September 30, 1998 levels. The current year's growth followed an increase in assets of $37.7 million, or 10.2%, during fiscal 1998. Winton Financial's growth over the last two years is generally indicative of management's efforts to increase net interest income levels by effectively leveraging the capital base. Fiscal 1999 growth was primarily funded by an increase in advances from the FHLB of $49.1 million, by growth in deposits of $5.7 million and an increase in shareholders' equity of $1.8 million.

Cash and interest-bearing deposits decreased during fiscal 1999 by $5.0 million, or 70.6%, to a total of $2.1 million at September 30, 1999. Investment securities totaled $22.4 million at September 30, 1999, an increase of $1.9 million, or 9.5%, over 1998 levels. This increase resulted from purchases totaling $10.1 million during fiscal 1999, which were offset by maturities of $8.2 million.

Loans receivable, including loans held for sale, increased by $62.2 million, or 17.7%, during fiscal 1999 to a total of $413.6 million. This increase is generally indicative of the favorable interest rate spreads that were available on the Company's portfolio loans during the year ended September 30, 1999. During fiscal 1999, loan origination volume totaled $286.5 million, an increase of $40.1 million, or 16.3%, over fiscal 1998. The growth in the loan portfolio consisted primarily of $42.8 million in one- to four-family residential loans, $3.9 million in multi-family residential loans, $3.3 million in residential construction, $16.5 million in nonresidential real estate, construction and land loans and $2.2 million in consumer loans, offset by a $749,000 increase in the level of undisbursed loans in process and a decrease of $5.8 million in loans held for sale. Loan sales volume totaled $99.3 million during fiscal 1999, a decrease of $5.4 million, or 5.2%, from fiscal 1998 levels.

At September 30, 1999, the allowance for loan losses of Winton Savings totaled $932,000, an increase of $15,000 over the level maintained at September 30, 1998. At September 30, 1999, the allowance represented approximately .23% of the total loan portfolio and 378.9% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .06% compared to
 .34% at September 30, 1998. Although management believes that its allowance for loan losses at September 30, 1999 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $312.1 million at September 30, 1999, an increase of $5.7 million, or 1.9%, over 1998 levels. This increase was comprised of $6.6 million of growth in certificates of deposit, partially offset by a decrease of approximately $888,000 in transaction accounts. During fiscal 1997, management elected to employ a strategy to achieve growth in the deposit portfolio that included acquisition of brokered certificates of deposit. Such brokered deposits totaled $27.3 million and $28.5 million at September 30, 1999 and 1998, respectively.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999 (continued)

Advances from the FHLB totaled $116.5 million at September 30, 1999, an increase of $49.1 million, or 72.9%, over the amount outstanding at September 30, 1998. Management generally utilizes such advances as an alternative source of funding for loan origination volume.

Shareholders' equity totaled $32.1 million at September 30, 1999, an increase of $1.8 million, or 5.8%, over the September 30, 1998 total. The increase resulted from net earnings of $2.9 million, coupled with $90,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.3 million.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998

General

Net earnings for fiscal 1999 totaled $2.9 million, a decrease of $1.2 million, or 28.8%, from the $4.1 million in net earnings recorded in fiscal 1998. The decrease in net earnings was primarily attributable to a $1.6 million charge for merger related costs, an increase of $74,000 in the provision for losses on loans and an increase of $897,000 in general, administrative and other expense net of the merger related costs, which were partially offset by an increase of $902,000 in net interest income and a decrease of $452,000 in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $32.9 million for fiscal 1999, an increase of $2.1 million, or 6.8%, over fiscal 1998. The increase resulted primarily from a $40.4 million, or 10.4%, increase in average interest-earning assets year to year, which was partially offset by a 26 basis point decline in the weighted-average yield, to 7.70% in fiscal 1999. Interest income on loans and mortgage-backed securities totaled $31.2 million in fiscal 1999, an increase of $2.0 million, or 6.8%, over fiscal 1998. This increase resulted primarily from a $37.4 million, or 10.4%, increase in the average balance outstanding, offset by a decrease in yield, from 8.11% in 1998 to 7.84% in 1999. Interest income on investment securities and interest-bearing deposits totaled $1.7 million, a $121,000, or 7.8%, increase over fiscal 1998, due primarily to a $3.0 million increase in the average balance outstanding, offset by a decrease in yield from 6.00% in 1998 to 5.80% in 1999.

Interest expense on deposits totaled $15.2 million for fiscal 1999, an increase of $176,000, or 1.2%, over fiscal 1998. The increase resulted primarily from a $19.4 million, or 6.7%, increase in the average balance outstanding, partially offset by a decrease in the average cost of deposits, from 5.17% in fiscal 1998 to 4.91% in fiscal 1999. Interest expense on borrowings totaled $5.1 million for fiscal 1999, an increase of $1.0 million, or 25.3%, over fiscal 1998, due primarily to a $21.5 million, or 31.3%, increase in the average balance outstanding, partially offset by a decrease of 27 basis points in the average cost of borrowings, to 5.62% in fiscal 1999.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $902,000, or 7.7%, to a total of $12.6 million for fiscal 1999, compared to $11.7 million for fiscal 1998. The interest rate spread declined by two basis points, from 2.65% for fiscal 1998 to 2.63% for fiscal 1999. The net interest margin amounted to 2.95% for fiscal 1999, compared to 3.02% for fiscal 1998.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $160,000 provision for losses on loans during fiscal 1999, an increase of $74,000, or 86.0%, over fiscal 1998. The current year provision was due primarily to growth in the loan portfolio during the year. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $2.2 million for each of the fiscal years ended September 30, 1999 and September 30, 1998. During fiscal 1999, the Company realized a $70,000 increase in gain on sale of real estate acquired through foreclosure and a $148,000, or 29.2%, increase in other operating income due primarily to an increase in ATM surcharge income, which were partially offset by a decrease of $205,000, or 13.0%, in gain on sale of mortgage loans and a $12,000, or 7.8%, decrease in net mortgage servicing fees. The decrease in gain on sale of mortgage loans was due to decreased sales volume year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $10.1 million for fiscal 1999, an increase of $2.5 million, or 32.5%, over fiscal 1998. The increase was due primarily to merger related costs of $1.6 million, coupled with a $576,000, or 15.3%, increase in employee compensation and benefits, a $176,000, or 11.0%, increase in occupancy and equipment and a $130,000, or 9.3%, increase in other operating expense.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998 (continued)

General, Administrative and Other Expense (continued)

The Corporation incurred merger related costs as a result of the combination with BenchMark during fiscal 1999. The increase in employee compensation and benefits resulted primarily from normal merit increases coupled with an increase in staffing levels year to year. The increase in occupancy and equipment expense was due primarily to an increase in depreciation expense associated with the renovation of the main office which was completed in early fiscal 1999. The increase in other operating expenses was due primarily to an increase in costs generally related to the increased loan origination volume and an increase in overall operating costs related to the Corporation's growth year to year.

Federal Income Taxes

The provision for federal income taxes decreased by $452,000, or 21.6%, for fiscal 1999, compared to fiscal 1998. This decrease resulted primarily from the decrease in net earnings before taxes of $1.6 million, or 26.4%, which was partially offset by the effects of nondeductible merger costs. Winton Financial's effective tax rates were 35.8% and 33.6% for the fiscal years ended September 30, 1999 and 1998, respectively.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997

General

Net earnings for fiscal 1998 totaled $4.1 million, an increase of $653,000, or 18.8%, over the $3.5 million in net earnings recorded in fiscal 1997. The increase in net earnings was primarily attributable to a $1.1 million increase in net interest income and a $477,000 increase in other income, which were partially offset by an increase of $80,000 in the provision for losses on loans, an increase of $453,000 in general, administrative and other expense and an increase of $383,000 in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $30.8 million for fiscal 1998, an increase of $3.0 million, or 11.0%, over fiscal 1997. The increase resulted primarily from a $41.1 million, or 11.9%, increase in average interest-earning assets year to year. Interest income on loans and mortgage-backed securities totaled $29.2 million in fiscal 1998, an increase of $2.7 million, or 10.3%, over fiscal 1997. This increase resulted primarily from a $35.7 million, or 11.0%, increase in the average balance outstanding, offset by a decrease in yield, from 8.15% in 1997 to 8.11% in 1998. Interest income on investment securities and interest-bearing deposits totaled $1.6 million, a $307,000, or 24.5%, increase over fiscal 1997, due primarily to a $5.4 million increase in the average balance outstanding, offset by a decrease in yield from 6.09% in 1997 to 6.00% in 1998.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

Net Interest Income (continued)

Interest expense on deposits totaled $15.1 million for fiscal 1998, an increase of $1.2 million, or 8.6%, over fiscal 1997. The increase resulted primarily from a $21.8 million, or 8.1%, increase in the average balance outstanding. Interest expense on borrowings totaled $4.1 million, an increase of $761,000, or 23.1%, over fiscal 1997, due primarily to a $13.1 million, or 23.6%, increase in the average balance outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.1 million, or 10.3%, to a total of $11.7 million for fiscal 1998, compared to fiscal 1997. The interest rate spread declined by 10 basis points, from 2.75% for fiscal 1997 to 2.65% for fiscal 1998. The net interest margin amounted to 3.02% for fiscal 1998, compared to 3.07% for fiscal 1997.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due loans, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio, management recorded an $86,000 provision for losses on loans during fiscal 1998. The fiscal 1998 provision was primarily attributable to growth in the loan portfolio during the year.

Other Income

Other income totaled $2.2 million for the fiscal year ended September 30, 1998, an increase of $477,000, or 27.2%, compared to fiscal 1997, due primarily to a $673,000 increase in gain on sale of loans and a $37,000, or 7.9%, increase in other operating income, which were partially offset by a $167,000 decrease in net mortgage servicing fees, a $36,000 decrease in the gain on sale of investment securities designated as available for sale and a $30,000 decrease in the gain on sale of real estate acquired through foreclosure. The increase in the gain on sale of loans was due primarily to the increase in the volume of loan sales during fiscal 1998.

General, Administrative and Other Expense

General, administrative and other expense totaled $7.6 million for fiscal 1998, an increase of $453,000, or 6.3%, over fiscal 1997. The increase resulted primarily from an increase of $169,000, or 4.7%, in employee compensation and benefits, a $129,000, or 8.8%, increase in occupancy and equipment, a $48,000, or 15.6%, increase in franchise taxes, a $68,000, or 34.2%, increase in advertising and a $107,000, or 8.3%, increase in other operating expense, which were partially offset by a $68,000, or 28.0%, decrease in federal deposit insurance premiums.

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

Federal Income Taxes

The provision for federal income taxes increased by $383,000, or 22.4%, for the fiscal year ended September 30, 1998, compared to fiscal 1997. This increase resulted primarily from the increase in net earnings before taxes of $1.0 million, or 20.0%. Winton Financial's effective tax rates amounted to 33.6% and 33.0% for the fiscal years ended September 30, 1998 and 1997, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to Winton Financial's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

                                                                                                  Year ended September 30,
                                                                       1999                                 1998
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                                           balance       paid       rate         balance       paid       rate
                                                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $382,745    $30,343         7.93%     $342,109    $28,102      8.21%
  Mortgage-backed securities - available for sale              478         31         6.49           687         46      6.70
  Mortgage-backed securities - held to maturity             14,839        843         5.68        17,840      1,087      6.09
  Investment securities - available for sale                 5,364        303         5.65         4,889        279      5.71
  Investment securities - held to maturity                  15,911        882         5.54        13,590        835      6.14
  Interest-bearing deposits and other                        7,671        494         6.44         7,495        444      5.92
                                                         ---------   --------     --------     ---------   --------      ----

     Total interest-earning assets                         427,008     32,896         7.70       386,610     30,793      7.96

Non-interest-earning assets                                 10,816                                 6,483
                                                          --------                             ---------

     Total assets                                         $437,824                              $393,093
                                                           =======                               =======

Interest-bearing liabilities:
  Deposits                                                $310,471     15,235         4.91      $291,038     15,059      5.17
  FHLB advances                                             90,365      5,078         5.62        68,824      4,053      5.89
                                                          --------    -------     --------      --------    -------      ----

     Total interest-bearing liabilities                    400,836     20,313         5.07       359,862     19,112      5.31
                                                                       ------     --------                   ------      ----


Non-interest-bearing liabilities                             5,455                                 4,589
                                                         ---------                             ---------

     Total liabilities                                     406,291                               364,451

Shareholders' equity                                        31,533                                28,642
                                                          --------                              --------

     Total liabilities and shareholders' equity           $437,824                              $393,093
                                                           =======                               =======

Net interest income/Interest rate spread                              $12,583         2.63%                 $11,681      2.65%
                                                                       ======         ====                   ======      ====

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                         2.95%                              3.02%
                                                                                      ====                               ====

Average interest-earning assets to interest-bearing liabilities                     106.53%                            107.43%
                                                                                    ======                             ======


                                                            Year ended September 30,
                                                                      1997
                                                           Average   Interest
                                                       outstanding    earned/     Yield/
                                                           balance       paid       rate
                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $302,496    $25,127       8.31%
  Mortgage-backed securities - available for sale            1,948        119       6.11
  Mortgage-backed securities - held to maturity             20,470      1,249       6.10
  Investment securities - available for sale                 2,007        122       6.08
  Investment securities - held to maturity                  11,785        757       6.42
  Interest-bearing deposits and other                        6,760        372       5.50
                                                         ---------   --------       ----

     Total interest-earning assets                         345,466     27,746         8.03

Non-interest-earning assets                                  9,412
                                                         ---------

     Total assets                                         $354,878
                                                           =======

Interest-bearing liabilities:
  Deposits                                                $269,266     13,865         5.15
  FHLB advances                                             55,705      3,292         5.91
                                                          --------    -------         ----

     Total interest-bearing liabilities                    324,971     17,157         5.28
                                                                       ------         ----


Non-interest-bearing liabilities                             4,633
                                                         ---------

     Total liabilities                                     329,604

Shareholders' equity                                        25,274
                                                          --------

     Total liabilities and shareholders' equity           $354,878
                                                           =======

Net interest income/Interest rate spread                               $10,589        2.75%
                                                                        ======        ====

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                         3.07%
                                                                                      ====

Average interest-earning assets to interest-bearing liabilities                     106.31%
                                                                                    ======


---------------------------

(1)  Includes loans held for sale and nonaccrual loans.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Winton Financial's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                           Year ended September 30,
                                                              1999 vs. 1998                        1998 vs. 1997
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                               (In thousands)
Interest income attributable to:
  Loans receivable (1)                               $3,230     $ (989)    $2,241          $3,257      $(282)    $2,975
  Mortgage-backed securities - available
    for sale                                            (14)        (1)       (15)            (81)         8        (73)
  Mortgage-backed securities - held to
    maturity                                           (174)       (70)      (244)           (160)        (2)      (162)
  Investment securities - available for sale             27         (3)        24             165         (8)       157
  Investment securities - held to maturity              135        (88)        47             111        (33)        78
  Other interest-earning assets (2)                      10         40         50              42         30         72
                                                      -----      -----      -----           -----       ----      -----
     Total interest income                            3,214     (1,111)     2,103           3,334       (287)     3,047

Interest expense attributable to:
  Deposits                                              963       (787)       176           1,139         55      1,194
  Borrowings                                          1,218       (193)     1,025             774        (13)       761
                                                      -----      -----      -----           -----       ----      -----
     Total interest expense                           2,181       (980)     1,201           1,913         42      1,955
                                                      -----      -----      -----           -----       ----      -----

Increase in net interest income                      $1,033     $ (131)    $  902          $1,421      $(329)    $1,092
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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. For example, Winton Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and by purchasing relatively short-term and variable-rate investments and securities. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. At September 30, 1999, approximately $152.3 million, or 34.3%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain an investment portfolio with a relatively short term to maturity, (3) to shorten asset maturities, (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit, and (5) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, subject to repricing within a three-year time frame, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment.

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

At September 30, 1999, 2% of the present value of Winton Savings' assets was approximately $9.3 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $15.1 million at September 30, 1999, Winton Savings would have been required to reduce its capital by approximately $2.9 million in determining whether Winton Savings met its risk-based capital requirement, if the regulation had been in effect for Winton Savings.

Presented below, as of September 30, 1999 and 1998, is an analysis of Winton Savings' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates.


                                                                                  September 30, 1999
Change in interest rate              Board limit                             $ Change          % Change
   (Basis Points)                    % change                                  in NPV            in NPV
                                                                          (In thousands)
      +300                              (65)%                             $(23,037)                (69)%
      +200                              (40)                               (15,145)                (46)
      +100                              (20)                                (7,272)                (22)
        -                                -                                      -                    -
      -100                              (10)                                 5,917                 (18)
      -200                              (20)                                11,593                 (35)
      -300                              (30)                                17,486                 (53)

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

                                                                                  September 30, 1998
Change in interest rate               Board limit                           $ Change              % Change
    (Basis Points)                     % change                              in NPV                in NPV
                                                                          (In thousands)
       +300                              (65)%                             $(10,498)                (32)%
       +200                              (40)                                (6,229)                (19)
       +100                              (20)                                (2,707)                 (8)
         -                                -                                      -                    -
       -100                              (10)                                 2,050                   6
       -200                              (20)                                 4,273                  13
       -300                              (30)                                 7,352                  18


The Company has operated within the Board's percentage change limitation for NPV the last three years. Subsequent to the BenchMark combination in June 1999, the Company briefly fell out of compliance due to the mix of BenchMark assets. This deviation from the Board's predetermined limits was eliminated in October 1999.

As further illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in the above table are OTS assumptions.

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

At September 30, 1999, Winton Savings had $153.9 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain additional advances from the FHLB of Cincinnati. At September 30, 1999, the Company had $116.5 million of outstanding FHLB advances. The Company also obtains brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 1999, the Company had $27.3 million in brokered deposits.

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                For the year ended September 30,
                                                          1999              1998           1997
                                                                      (In thousands)
Net earnings                                           $ 2,940           $ 4,130        $ 3,477
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities        6,722            (3,744)        (2,235)
                                                        ------            ------         ------
Net cash provided by operating activities                9,662               386          1,242
Net cash used in investing activities                  (68,535)          (31,507)       (25,051)
Net cash provided by financing activities               53,878            32,554         26,392
                                                        ------            ------         ------
Net increase (decrease) in cash and
  cash equivalents                                      (4,995)            1,433          2,583
Cash and cash equivalents at beginning of year           7,076             5,643          3,060
                                                        ------            ------         ------
Cash and cash equivalents at end of year               $ 2,081           $ 7,076        $ 5,643
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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The  liquidity  of  Winton  Savings,  as  measured  by the  ratio of cash,  cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments, mortgage-backed securities and loans to the sum of net withdrawable savings plus borrowings payable within one year, was 13.8% at September 30, 1999. At September 30, 1999, the Company's "liquid" assets totaled approximately $37.5 million, which was approximately $26.1 million in excess of the current OTS minimum requirement. Winton Financial believes that the Company's liquidity posture at September 30, 1999, was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1999, Winton Savings' tangible capital of $30.8 million, or 6.6% of adjusted total assets, exceeded the 1.5% requirement by $23.9 million; its core capital of $30.8 million, or 6.6% of adjusted total assets, exceeded the minimum 3.0% requirement by $16.9 million; and its risk-based capital of $31.7 million, or 10.0% of risk-weighted assets, exceeded the 8% requirement by $6.3 million.

In fiscal  1993,  the OTS  adopted an  amendment  to the  regulatory  risk-based
capital  requirement  to  include  an  interest  rate  risk  component,   though
implementation of the component has been delayed.


Potential Impact of Current Legislation on Future Results of Operations

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act makes sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliating with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

The GLB Act permits unitary savings and loan holding companies in existence on May 4, 1999, including Winton Financial, to continue to engage in all activities that they were permitted to engage in prior to the enactment of the Act. Such activities are essentially unlimited, provided that the thrift subsidiary remains a qualified thrift lender. Any thrift holding company formed after May 4, 1999, will be subject to the same restrictions as a multiple thrift holding company. In addition, a unitary thrift holding company in existence on May 4, 1999, may be sold only to a financial holding company engaged in activities permissible for multiple savings and loan holding companies.

The GLB Act is not expected to have a material effect on the activities in which Winton Financial and Winton Savings currently engage, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective October 1, 1998, as required, without material effect on Winton Financial's financial position or results of operations.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management adopted SFAS No. 131 effective October 1, 1998, as required, without material effect on Winton Financial's financial position or results of operations.

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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)


The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.



SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on Winton Financial's financial position or results of operations.


The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.



Year 2000 Compliance Matters

The Year 2000 issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institutions Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming codes in existing computer systems will fail to properly recognize the new millennium when it occurs in the year 2000. Winton Savings is addressing the potential problems associated with the possibility that the computers which control or operate the Company's operating systems may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Other concerns have been raised regarding February 29, 2000, which is a new calculation challenge that may result in further problems.

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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Year 2000 Compliance Matters (continued)

Winton Savings established a Year 2000 team in 1997, headed by its systems analyst, to analyze the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the team indicated that the greatest potential impact upon Winton Savings is the risk related to vendors used by Winton Savings, particularly the Company's data processing service bureau, Intrieve, Inc. ("Intrieve"). Intrieve has converted its hardware to a new Year 2000 compliant system. Winton Savings' conversion to this new system was completed during the fourth calendar quarter of 1998. Intrieve successfully performed Year 2000 proxy testing with several of its larger users during early October 1998. Winton Savings performed final testing of its unique equipment configuration and communications link to Intrieve during November 1998.

All other vendors and commercial customers have been identified and requests for year 2000 certificates have been forwarded by Winton Savings. Winton Savings has determined that the other vendors and customers will not materially affect its operations.

Management has developed a contingency plan which includes manual procedures along with certain off-line canned programs. Management has set a budget of approximately $100,000, of which approximately $79,000 has been expensed at September 30, 1999, to ensure Winton Financial and Winton Savings are year 2000 compliant.

In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Year 2000, and higher funding costs could result if consumers react to publicity about the issue by withdrawing deposits. Winton Savings is assessing such risks among its customers. Winton Financial could also be materially adversely affected if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities and other service providers fail to prepare properly. Winton Savings is therefore attempting to assess these risks and take action to minimize their effect. Winton Financial has determined that the risk of business interruption is minimal.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.




/s/GRANT THORNTON LLP



Cincinnati, Ohio
November 19, 1999

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                        (In thousands, except share data)

         ASSETS                                                                                  1999              1998
                                                                                                             (Restated)
Cash and due from banks                                                                      $  1,647          $  2,172

Federal funds sold                                                                                 -                 25
Interest-bearing deposits in other financial institutions                                         434             4,879
                                                                                              -------           -------
         Cash and cash equivalents                                                              2,081             7,076


Investment securities available for sale - at market                                            5,503             5,579
Investment securities held to maturity - at amortized cost, approximate market
  value of $16,774 and $15,185 at September 30, 1999 and 1998                                  16,882            14,858
Mortgage-backed securities available for sale - at market                                         410               565
Mortgage-backed securities held to maturity - at amortized cost, approximate
  market value of $13,058 and $16,023 at September 30, 1999 and 1998                           13,533            16,236
Loans receivable - net                                                                        411,058           343,116
Loans held for sale - at lower of cost or market                                                2,492             8,253
Office premises and equipment - at depreciated cost                                             3,708             3,833
Real estate acquired through foreclosure                                                          492               595
Federal Home Loan Bank stock - at cost                                                          5,925             4,592
Accrued interest receivable on loans                                                            2,890             2,704
Accrued interest receivable on mortgage-backed securities                                          90               120
Accrued interest receivable on investments and interest-bearing deposits                          247               285
Prepaid expenses and other assets                                                                 433               580
Intangible assets - net of amortization                                                           341               402
Prepaid federal income taxes                                                                      193               144
                                                                                              -------           -------

         Total assets                                                                        $466,278          $408,938
                                                                                              =======           =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                     $312,072          $306,343
Advances from the Federal Home Loan Bank                                                      116,532            67,404
Accounts payable on mortgage loans serviced for others                                            838               963
Advance payments by borrowers for taxes and insurance                                           1,023               801
Other liabilities                                                                               1,990             1,465
Deferred federal income taxes                                                                   1,683             1,575
                                                                                              -------           -------
         Total liabilities                                                                    434,138           378,551

Commitments                                                                                        -                 -

Shareholders' equity

  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued                                                                               -                 -
  Common stock - 18,000,000 shares without par value authorized;
    4,403,714 and 4,390,514 shares issued and outstanding                                          -                 -
  Additional paid-in capital                                                                    9,917             9,827
  Retained earnings - restricted                                                               21,619            19,970

  Accumulated other comprehensive income, unrealized gains on
    securities designated as available for sale, net of related tax effects                       604               590
                                                                                              -------           -------
         Total shareholders' equity                                                            32,140            30,387
                                                                                              -------           -------

         Total liabilities and shareholders' equity                                          $466,278          $408,938
                                                                                              =======           =======


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                                    1999            1998           1997
                                                                                              (Restated)     (Restated)
Interest income
  Loans                                                                          $30,343         $28,102        $25,127
  Mortgage-backed securities                                                         874           1,133          1,368
  Investment securities                                                            1,185           1,114            879
  Interest-bearing deposits and other                                                494             444            372
                                                                                  ------          ------         ------
         Total interest income                                                    32,896          30,793         27,746

Interest expense
  Deposits                                                                        15,235          15,059         13,865
  Borrowings                                                                       5,078           4,053          3,292
                                                                                  ------          ------         ------
         Total interest expense                                                   20,313          19,112         17,157
                                                                                  ------          ------         ------

         Net interest income                                                      12,583          11,681         10,589

Provision for losses on loans                                                        160              86              6
                                                                                  ------          ------         ------

         Net interest income after provision for losses on loans                  12,423          11,595         10,583

Other income
  Gain on sale of mortgage loans                                                   1,368           1,573            900
  Gain on sale of investment securities designated as available for sale              -               -              36
  Gain on sale of real estate acquired through foreclosure                            70              -              30
  Mortgage servicing fees, net                                                       142             154            321
  Other operating                                                                    654             506            469
                                                                                  ------          ------         ------
         Total other income                                                        2,234           2,233          1,756

General, administrative and other expense
  Employee compensation and benefits                                               4,331           3,755          3,586
  Occupancy and equipment                                                          1,774           1,598          1,469
  Federal deposit insurance premiums                                                 178             175            243
  Franchise taxes                                                                    361             356            308
  Amortization of intangible assets                                                   61              61             61
  Advertising                                                                        274             267            199
  Other operating                                                                  1,524           1,394          1,287

  Merger related costs                                                             1,574              -              -
                                                                                  ------          ------         ------
         Total general, administrative and other expense                          10,077           7,606          7,153
                                                                                  ------          ------         ------

         Earnings before income taxes                                              4,580           6,222          5,186

Federal income taxes
  Current                                                                          1,541           1,702            998
  Deferred                                                                            99             390            711
                                                                                  ------          ------         ------
         Total federal income taxes                                                1,640           2,092          1,709
                                                                                  ------          ------         ------

         NET EARNINGS                                                            $ 2,940         $ 4,130        $ 3,477
                                                                                  ======          ======         ======

         EARNINGS PER SHARE
           Basic                                                                    $.67            $.94           $.80
                                                                                     ===             ===            ===

           Diluted                                                                  $.64            $.90           $.79
                                                                                     ===             ===            ===


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                              1999            1998           1997
Net earnings                                                $2,940          $4,130         $3,477

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during
    the period, net of tax of $7, $148 and $71 in
    1999, 1998 and 1997, respectively                           14             288            138

Reclassification adjustment for realized gains
  included in earnings, net of tax of $12 in 1997               -               -             (24)
                                                             -----           -----          -----

Comprehensive income                                        $2,954          $4,418         $3,591
                                                             =====           =====          =====

Accumulated comprehensive income                            $  604          $  590         $  302
                                                             =====           =====          =====




























The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 1999, 1998 and 1997
                        (In thousands, except share data)
                                                                                         Required Unrealized
                                                                                    contributions   gains on
                                                                          Additional   for shares securities
                                                       Preferred  Common     paid-in  acquired by  available  Retained
                                                           stock   stock     capital         ESOP   for sale  earnings     Total
Balance at October 1, 1996 (as restated for business
  combination)                                              $ -     $ -       $7,356     $   (5)      $188   $16,376      $23,915

Net earnings for the year ended September 30, 1997            -       -           -          -          -      3,477        3,477
Proceeds from exercise of stock options                       -       -           46         -          -         -            46
Principal payments on loan to ESOP                            -       -           -           5         -         -             5
Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -       -           -          -         114        -           114
Cash dividends paid of $.2177 per share                       -       -           -          -          -       (947)        (947)
                                                             ---     ---       -----        ---        ---    ------       ------

Balance at September 30, 1997                                 -       -        7,402         -         302    18,906       26,610

Stock dividend effected in the form of a 2-for-1
  stock split                                                 -       -        2,007         -          -     (2,007)          -
Proceeds from shares issued under stock option and
  compensation plans                                          -       -          418         -          -         -           418
Net earnings for the year ended September 30, 1998            -       -           -          -          -      4,130        4,130
Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -       -           -          -         288        -           288
Cash dividends of $.2414 per share                            -       -           -          -          -     (1,059)      (1,059)
                                                             ---     ---       -----       ---         ---    ------       ------

Balance at September 30, 1998                                 -       -        9,827         -         590    19,970       30,387

Proceeds from exercise of stock options                       -       -           90         -          -         -            90
Net earnings for the year ended September 30, 1999            -       -           -          -          -      2,940        2,940
Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -       -           -          -          14        -            14
Cash dividends of $.2936 per share                            -       -           -          -          -     (1,291)      (1,291)
                                                             ---     ---       -----        ---        ---    ------       ------

Balance at September 30, 1999                               $ -     $ -       $9,917       $ -        $604   $21,619      $32,140
                                                             ===     ===       =====        ===        ===    ======       ======



The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                                         1999           1998           1997
                                                                                                  (Restated)     (Restated)
Cash flows from operating activities:
  Net earnings for the year                                                          $  2,940       $  4,130      $   3,477
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and mortgage-backed
      securities                                                                           65             48             35
    Amortization of deferred loan origination fees                                        (87)          (186)          (229)
    Depreciation and amortization                                                         525            470            452
    Amortization of intangible assets                                                      61             61             61
    Gain on sale of investment securities designated as available for sale                 -              -             (36)
    Loss on merger-related disposition of office premises and equipment                   174             -              -
    Gain on sale of real estate acquired through foreclosure                              (70)            -             (30)
    Provision for losses on loans                                                         160             86              6
    Gain on sale of mortgage loans                                                     (1,179)        (1,204)          (522)
    Loans disbursed for sale in the secondary market                                  (93,494)      (108,747)       (48,812)
    Proceeds from sale of loans in the secondary market                               100,434        105,908         47,859
    Federal Home Loan Bank stock dividends                                               (346)          (286)          (224)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                               (186)          (225)          (296)
      Accrued interest receivable on mortgage-backed securities                            30             24             24
      Accrued interest receivable on investments and interest-bearing
        deposits                                                                           38            (44)           (78)
      Prepaid expenses and other assets                                                   147            (91)            45
      Accounts payable on mortgage loans serviced for others                             (125)            59             84
      Other liabilities                                                                   525            168         (1,315)
      Federal income taxes
        Current                                                                           (49)          (175)            30
        Deferred                                                                           99            390            711
                                                                                      -------        -------       -------
         Net cash provided by operating activities                                      9,662            386          1,242

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                                    2,813          3,288          4,620
  Proceeds from maturity of investment securities                                       8,150          7,150          4,027
  Proceeds from sale of investment securities designated as
    available for sale                                                                     -              -             122
  Purchase of investment securities designated as held to maturity                    (10,095)        (9,428)        (2,898)
  Purchase of investment securities designated as available for sale                       -          (1,495)        (4,988)
  Loan principal repayments                                                           122,174        101,551         74,001
  Loan disbursements                                                                 (192,998)      (137,676)      (110,670)

  Sale of loan participations                                                           2,730          6,729         11,385
  Proceeds from sale of real estate acquired through foreclosure                          249             34            153
  Purchase and renovation of office premises and equipment                               (556)          (873)          (339)
  Additions to real estate acquired through foreclosure                                   (15)            -             (13)
  Purchase of Federal Home Loan Bank stock                                               (987)          (787)          (451)
                                                                                      -------        -------        -------
         Net cash used in investing activities                                        (68,535)       (31,507)       (25,051)
                                                                                      -------        -------        -------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                 (58,873)       (31,121)       (23,809)
                                                                                      -------        -------        -------

                          Winton Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)

                                                                                    1999            1998           1997
                                                                                               (Restated)     (Restated)

         Net cash used in operating and investing activities
           (balance brought forward)                                            $(58,873)       $(31,121)      $(23,809)


Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts, including
    purchased deposits                                                             5,729          27,309         17,486
  Proceeds from Federal Home Loan Bank advances                                   66,000          79,539         39,857
  Repayment of Federal Home Loan Bank advances                                   (16,872)        (73,889)       (29,992)
  Advances by borrowers for taxes and insurance                                      222             236            (58)
  Proceeds from issuance of shares under stock option and
    compensation plans                                                                90             418             46
  Dividends paid on common stock                                                  (1,291)         (1,059)          (947)
                                                                                 -------         -------        -------
         Net cash provided by financing activities                                53,878          32,554         26,392
                                                                                 -------         -------        -------

Net increase (decrease) in cash and cash equivalents                              (4,995)          1,433          2,583

Cash and cash equivalents at beginning of year                                     7,076           5,643          3,060
                                                                                 -------         -------        -------

Cash and cash equivalents at end of year                                        $  2,081        $  7,076       $  5,643
                                                                                 =======         =======        =======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                        $  1,581        $  1,805       $    894
                                                                                 =======         =======        =======

    Interest on deposits and borrowings                                         $ 20,157        $ 18,984       $ 16,668
                                                                                 =======         =======        =======

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired through
    foreclosure                                                                 $    567        $     52       $    236
                                                                                 =======         =======        =======

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                                $    488        $     74       $     25
                                                                                 =======         =======        =======

  Unrealized gains on securities designated as
    available for sale, net of related tax effects                              $     14        $    288       $    114
                                                                                 =======         =======        =======

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 125                                                $    189        $    369       $    378
                                                                                 =======         =======        =======




The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997


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

    During fiscal 1999, Winton Financial merged BenchMark Federal Savings Bank ("BenchMark") with and into its subsidiary, Winton Savings, in a transaction which was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated to reflect the effects of the business combination as of October 1, 1996. In connection with the business combination, Winton Financial issued 376,210 shares of common stock.

    The following is a summary of the significant accounting policies which have
    been   consistently   applied  in  the   preparation  of  the   accompanying
    consolidated financial statements.

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation  and  the  Company.   Condensed  financial   statements  of  the
    Corporation are presented in Note L as of September 30, 1999 and 1998, and for the fiscal years ended September 30, 1999, 1998 and 1997. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1999 and 1998, the Corporation's shareholders' equity reflected net unrealized gains on securities designated as available for sale totaling $604,000 and $590,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 1999 and 1998, loans held for sale were carried at cost.

    Winton Savings accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Winton Savings recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


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

    The Company recorded amortization related to mortgage servicing rights totaling approximately $254,000, $247,000 and $40,000 for the years ended September 30, 1999, 1998 and 1997, respectively. At September 30, 1999, the fair value and the carrying value of the Company's mortgage servicing rights totaled approximately $1.0 million and $756,000, respectively. At September 30, 1998, the fair value and the carrying value of the Company's mortgage servicing rights totaled approximately $1.0 million and $845,000, respectively.

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

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


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

    At September 30, 1999 and 1998, the Company had no loans that would be defined as impaired under SFAS No. 114.

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

                        September 30, 1999, 1998 and 1997


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

    Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, mortgage servicing rights, the general loan loss allowance and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

    9.  Amortization of Intangible Assets

    Intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten year period.

    10.  Employee Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $125,000, $115,000 and $103,000 were made to the ESOP for the years ended September 30, 1999, 1998 and 1997, respectively. At September 30, 1999, the ESOP held 349,089 shares (adjusted) of the Corporation's common stock, all of which had been allocated to participants as of that date.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Employee Benefit Plans (continued)

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan totaled $44,000, $40,000 and $37,000, for the years ended September 30, 1999, 1998 and 1997, respectively.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon 4,395,166, 4,375,685 and 4,348,514 weighted-average shares outstanding for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 4,583,738, 4,568,110 and 4,403,206 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 188,572, 192,425 and 54,692 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    13.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of October 1, 1998. SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. The Corporation's only component of comprehensive income consisted of the unrecognized gain on securities designated as available for sale in accordance with SFAS No. 115.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1999 and 1998:

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

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1999 and 1998, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                               1999                         1998
                                                     Carrying         Fair       Carrying         Fair
                                                        value        value          value        value
                                                                       (In thousands)
    Financial assets
      Cash and cash equivalents                      $  2,081     $  2,081       $  7,076     $  7,076
      Investment securities designated
        as available for sale                           5,503        5,503          5,579        5,579
      Investment securities - at cost                  16,882       16,774         14,858       15,185
      Mortgage-backed securities designated
        as available for sale                             410          410            565          565
      Mortgage-backed securities - at cost             13,533       13,058         16,236       16,023
      Loans receivable - net                          413,550      409,693        351,369      365,074
      Federal Home Loan Bank stock                      5,925        5,925          4,592        4,592
                                                      -------      -------        -------      -------

                                                     $457,884     $453,444       $400,275     $414,094
                                                      =======      =======        =======      =======
    Financial liabilities
      Deposits                                       $312,072     $312,375       $306,343     $306,975
      Advances from Federal Home Loan Bank            116,532      111,618         67,404       67,411
      Advance payments and amounts due on loans

        serviced for others                             1,861        1,861          1,764        1,764
                                                      -------      -------        -------      -------

                                                     $430,465     $425,854       $375,511     $376,150
                                                      =======      =======        =======      =======

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized  cost,  gross  unrealized  gains,  gross  unrealized  losses,  and
    estimated  fair  values  of  investment   securities  at  September  30  are
    summarized as follows:

                                                                  1999                           1998
                                                                         Estimated                   Estimated
                                                         Amortized            fair      Amortized         fair
                                                              cost           value           cost        value
                                                                               (In thousands)
    Held to maturity:
      U.S. Government and agency
        obligations                                        $16,882         $16,774        $14,858      $15,185

    Available for sale:
      U.S. Government and agency obligations                 4,491           4,528          4,587        4,855
      Corporate equity securities                              103             975            103          724
                                                            ------          ------         ------       ------
         Total securities available for sale                 4,594           5,503          4,690        5,579
                                                            ------          ------         ------       ------

         Total investment securities                       $21,476         $22,277        $19,548      $20,764
                                                            ======          ======         ======       ======

    At September 30, 1999, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $801,000, which was comprised of gross unrealized gains totaling approximately $952,000 and gross unrealized losses totaling approximately $151,000.

    At September 30, 1998, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $1.2 million, which was comprised solely of gross unrealized gains.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 1999, by term to maturity are shown below.

                                                                  Estimated
                                        Amortized                      fair
                                             cost                     value
                                                      (In thousands)
    Due in one year or less               $ 3,105                   $ 3,099
    Due in one to three years              15,923                    15,867
    Due in three to five years              2,345                     2,336
                                           ------                    ------

                                          $21,373                   $21,302
                                           ======                    ======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1999 and 1998, are shown below.

                                                                                            1999
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 4,589          $   9            $(228)       $ 4,370
      Government National Mortgage Association
        Participation certificates                                   655             10               (7)           658
      Federal National Mortgage Association
        Participation certificates                                 3,995             -              (180)         3,815
        Collateralized mortgage obligations                          969             -               (79)           890
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -                -           3,137
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                -             188
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           held to maturity                                       13,533             19             (494)        13,058

    Available for sale:
      Government National Mortgage Corporation
        Participation Certificates                                   403              7               -             410
                                                                  ------           ----             ----         ------

         Total mortgage-backed securities                        $13,936          $  26            $(494)       $13,468
                                                                  ======           ====             ====         ======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                            1998
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 6,808          $  11            $ (95)       $ 6,724
      Government National Mortgage Association
        Participation certificates                                   889              9               (1)           897
      Federal National Mortgage Association
        Participation certificates                                 4,033              1              (98)         3,936
        Collateralized mortgage obligations                        1,181             -               (12)         1,169
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -               (24)         3,113
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                (4)           184
                                                                  ------           ----             ----         ------
         Total mortgage-backed securities
           held to maturity                                       16,236             21             (234)        16,023

    Available for sale:
      Government National Mortgage Corporation
        Participation Certificates                                   561              4               -             565
                                                                  ------           ----             ----         ------

         Total mortgage-backed securities                        $16,797          $  25            $(234)       $16,588
                                                                  ======           ====             ====         ======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 1999, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  Amortized cost
                                                                  (In thousands)
    Due within three years                                               $     7
    Due after three years through five years                                 449
    Due after five years through ten years                                   186
    Due after ten years through twenty years                               3,754
    Due after twenty years                                                 9,540
                                                                          ------

                                                                         $13,936
                                                                          ======


    Mortgage-backed securities with an approximate carrying value of $1.5 million were pledged to secure public deposits at September 30, 1999.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                               1999            1998
                                                                   (In thousands)
    Residential real estate
      One- to four-family residential                      $224,094          $181,285
      Multi-family residential                               80,309            76,399
      Construction                                           22,926            19,579
    Nonresidential real estate and land                      78,779            62,235
    Nonresidential construction                               9,729             9,782
    Consumer and other                                       11,709             9,485
                                                            -------           -------
                                                            427,546           358,765
    Less:
      Undisbursed portion of loans in process                15,070            14,321
      Deferred loan origination fees                            486               411
      Allowance for loan losses                                 932               917
                                                            -------           -------

                                                           $411,058          $343,116
                                                            =======           =======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $312.3 million, or 76%, of the total loan portfolio at September 30, 1999, and $262.9 million, or 77%, of the total loan portfolio at September 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $149.8 million and $176.8 million at September 30, 1999 and 1998, respectively. At September 30, 1999, loans sold with recourse totaled $9.3 million.


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                                 1999           1998         1997
                                                         (In thousands)
    Beginning balance                            $917           $905         $954
    Provision for losses on loans                 160             86            6
    Charge-off of loans                          (188)           (76)         (77)
    Recoveries of loan losses                      43              2           22
                                                  ---            ---          ---

    Ending balance                               $932           $917         $905
                                                  ===            ===          ===

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At September 30, 1999, the Company's allowance for loan losses was comprised of a general loan loss allowance of $884,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance totaling $48,000.

    Nonperforming and nonaccrual loans at September 30, 1999, 1998 and 1997, totaled $246,000, $1.2 million and $599,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $8,000, $38,200 and $28,500 for the years ended September 30, 1999, 1998 and 1997, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                        1999            1998
                                                           (In thousands)
    Land                                              $  597          $  597
    Office buildings and improvements                  3,006           3,077
    Furniture, fixtures and equipment                  3,543           3,514
                                                       -----           -----
                                                       7,146           7,188
      Less accumulated depreciation and
        amortization                                   3,438           3,355
                                                       -----           -----

                                                      $3,708          $3,833
                                                       =====           =====

    The Company leases part of the main office facility and the adjacent real property under three-year operating lease agreements at an annual cost of approximately $70,000 per year. The leases for the main office facility and the adjacent real property are renewable for four additional three-year terms at market rates. The Company may purchase the land and property at any time for total consideration of $500,000. Further, the Company had entered into a lease agreement during fiscal 1998 on a new loan origination office, which provides for annual lease payments of $21,000 through fiscal 2002 and a commitment of $18,000 for fiscal 2003. The Company has an option to extend the lease term for an additional five year period at market rates. The Company also leases a branch office for approximately $43,000 per year under a two year lease commitment which began on July 1, 1999, with one two year renewable option at market rates.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:


    Deposit type and weighted-average interest rate                     1999             1998
                                                                          (In thousands)
    NOW accounts and money market deposits
      1999 - 1.07%                                                  $ 18,129
      1998 - 1.31%                                                                   $ 24,241
    Passbook and Club accounts
      1999 - 3.36%                                                    60,311
      1998 - 3.95%                                                                     55,087
                                                                     -------          -------

         Total demand, transaction and passbook deposits              78,440           79,328

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          1999 - 5.05%                                                78,589
          1998 - 5.65%                                                                 71,059
        12 months to 36 months
          1999 - 5.76%                                                98,142
          1998 - 5.94%                                                                 99,357
        More than 36 months
          1999 - 6.19%                                                20,836
          1998 - 6.19%                                                                 20,130
      Individual Retirement and Keogh
        1999 - 5.84%                                                  36,065
        1998 - 6.04%                                                                   36,469
                                                                     -------          -------

         Total certificates of deposit                               233,632          227,015
                                                                     -------          -------

         Total deposit accounts                                     $312,072         $306,343
                                                                     =======          =======

     The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $68.8 million and $67.4 million at September 30, 1999 and 1998, respectively.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                          1999           1998          1997
                                                                    (In thousands)
    Passbook and money market deposit accounts         $ 1,991        $ 2,203       $ 2,264
    NOW accounts                                           234            217           244
    Certificates of deposit                             13,010         12,639        11,357
                                                        ------         ------        ------

                                                       $15,235        $15,059       $13,865
                                                        ======         ======        ======

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                 1999            1998
                                                    (In thousands)
    Less than one year                       $153,858        $136,748
    One year to three years                    73,033          83,463
    More than three years                       6,741           6,804
                                              -------         -------

                                             $233,632        $227,015
                                              =======         =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1999, by pledges of certain residential mortgage loans totaling $174.8 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                    Maturing fiscal
    Interest rate                    year ending in                    1999                 1998
                                                                         (Dollars in thousands)
    5.67% - 6.70%                              1999                $     -               $ 8,750
    5.77% - 8.35%                              2000                  37,500               11,000
    6.23% - 6.28%                              2001                   4,000                4,000
    6.05% - 7.20%                              2002                  10,190               10,256
    5.54% - 6.58%                              2003                  17,452               16,455
    2.50% - 6.97%                        Thereafter                  47,390               16,943
                                                                    -------               ------

                                                                   $116,532              $67,404
                                                                    =======               ======

    Weighted-average interest rate                                     5.94%                5.91%
                                                                       ====                 ====

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                    1999         1998         1997
                                                                           (In thousands)
    Federal income taxes computed at statutory rate               $1,557       $2,115       $1,763
    Increase (decrease) in taxes resulting from:
      Nondeductible expenses                                         142           11           11
      Nontaxable dividend income                                      (4)          (4)          (4)
      Low income housing investment tax credits                      (42)         (42)         (42)
      Other                                                          (13)          12          (19)
                                                                   -----        -----        -----
    Federal income tax provision per consolidated
      financial statements                                        $1,640       $2,092       $1,709
                                                                   =====        =====        =====

    Effective tax rate                                              35.8%        33.6%        33.0%
                                                                    ====         ====         ====

     The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                                  1999         1998
    differences at statutory rate:                                                             (In thousands)
    Deferred tax assets:
      General loan loss allowance                                                         $   317      $   286
      Amortization of intangible assets                                                        35           42
      Other                                                                                     6           -
                                                                                           ------       ------
         Total deferred tax assets                                                            358          328

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                                 (757)        (528)
      Difference between book and tax depreciation                                            (81)         (50)
      Percentage of earnings bad debt deduction                                              (282)        (331)
      Unrealized gains on securities designated as available for sale                        (312)        (303)
      Deferred loan origination costs                                                        (352)        (366)
      Mortgage servicing rights                                                              (257)        (268)
      Other                                                                                    -           (57)
                                                                                           ------       ------
         Total deferred tax liabilities                                                    (2,041)      (1,903)
                                                                                           ------       ------

         Net deferred tax liability                                                       $(1,683)     $(1,575)
                                                                                           ======       ======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $2.2 million as of September 30, 1999. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 1999.

    Winton Savings is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over a six year period commencing in fiscal 1999.


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

    At September 30, 1999, the Company had total outstanding commitments of approximately $7.0 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan-to-value ratio, of which $1.7 million were comprised of adjustable-rate loans at rates ranging from 5.875% to 9.50%, and $5.3 million were comprised of fixed-rate loans at rates ranging from 6.625% to 14.00%. The Company also had total outstanding commitments of approximately $915,000 to originate nonresidential real estate and land loans, of which $341,000 were comprised of fixed-rate loans at interest rates ranging from 7.75% to 8.25%, and $574,000 were comprised of adjustable rate loans at rates ranging from 7.50% to 7.75%. Additionally, the Company had unused lines of credit related to home

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE I - LOAN COMMITMENTS (continued)

    equity loans and commercial loans totaling $14.1 million and $7.0 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1999, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.


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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 1999. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

     As of September 30, 1999 and 1998, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                                As of September 30, 1999
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                (Dollars in thousands)
    Tangible capital                    $30,838      6.6%       =>$ 6,971    =>1.5%         =>$23,237     => 5.0%

    Core capital                        $30,838      6.6%       =>$13,942    =>3.0%         =>$27,885     => 6.0%

    Risk-based capital                  $31,722     10.0%       =>$25,378    =>8.0%         =>$31,722     =>10.0%


                                                                As of September 30, 1998
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                (Dollars in thousands)
    Tangible capital                    $29,122      7.2%       =>$ 6,112    =>1.5%         =>$20,374     => 5.0%

    Core capital                        $29,122      7.2%       =>$12,224    =>3.0%         =>$24,449     => 6.0%

    Risk-based capital                  $29,985     10.8%       =>$22,262    =>8.0%         =>$27,828     =>10.0%

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

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997

NOTE K - STOCK OPTION PLANS

    Shareholders of the Corporation have approved stock option plans that have provided for the issuance of up to 1,051,210 common shares to be granted at the discretion of the Board of Directors. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 1999, 523,000 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2001, while 126,680 options remained ungranted at the Plan's expiration date. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 1999, 247,030 options were ungranted.

    The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro-forma amounts indicated below:

                                                                      1999             1998              1997
    Net earnings (In thousands)      As reported                    $2,940           $4,130            $3,477
                                                                     =====            =====             =====

                                       Pro-forma                    $2,566           $4,039            $3,477
                                                                     =====            =====             =====

    Earnings per share
      Basic                          As reported                      $.67             $.94              $.80
                                                                       ===              ===               ===

                                       Pro-forma                      $.58             $.92              $.80
                                                                       ===              ===               ===

      Diluted                        As reported                      $.64             $.90              $.79
                                                                       ===              ===               ===

                                       Pro-forma                      $.56             $.88              $.79
                                                                       ===              ===               ===

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLANS (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 1999 and 1998: dividend yield of 2.3% and 3.4%, respectively, expected volatility of 20.0% for both years, risk-free interest rate of 6.0% for both years, and expected lives of seven years and ten years, respectively.

    A summary of the status of the Corporation's stock option plans as of September 30, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                                1999                           1998                       1997
                                                     Weighted-                     Weighted-                  Weighted-
                                                       average                       average                    average
                                                      exercise                      exercise                   exercise
                                          Shares         price          Shares         price         Shares       price
    Outstanding at beginning of year     481,000        $ 6.13         501,375        $5.78         513,559        $5.72
    Granted                              154,500         13.21          30,000         9.94              -             -
    Exercised                            (13,200)         6.09         (50,375)        4.93         (12,184)        2.99
    Forfeited                                 -              -              -             -              -
                                         -------         -----         -------         ----         -------         ----
    -

    Outstanding at end of year           622,300        $ 7.89         481,000        $6.13         501,375        $5.78
                                         =======         =====         =======         ====         =======         ====

    Options exercisable at year-end      622,300        $ 7.89         481,000        $6.13         501,375        $5.78
                                         =======         =====         =======         ====         =======         ====
    Weighted-average fair value of
      options granted during the year                   $ 3.54                        $1.99                          N/A
                                                         =====                         ====                          ===

    The following information applies to options outstanding at September 30, 1999:

    Number outstanding                                                     622,300
    Range of exercise prices                                        $5.00 - $13.25
    Weighted-average exercise price                                          $7.89
    Weighted-average remaining contractual life                         6.63 years

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the years ended September 30, 1999, 1998 and 1997.

                          Winton Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,


          ASSETS                                                        1999            1998
                                                                          (In thousands)
    Cash                                                             $   421          $   265
    Investment in The Winton Savings and Loan Co.                     31,284           29,789
    Corporate equity securities - at fair value                          975              724
    Prepaid expenses and other assets                                     16                9
    Prepaid federal income tax                                            71               61
                                                                      ------           ------

         Total assets                                                $32,767          $30,848
                                                                      ======           ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                           $   331          $   250
    Deferred federal income taxes                                        296              211
                                                                      ------           ------
         Total liabilities                                               627              461

    Shareholders' equity
      Additional paid-in capital                                       9,917            9,827
      Retained earnings                                               21,619           19,970
      Unrealized gains on securities designated as
        available for sale, net of related tax effects                   604              590
                                                                      ------           ------

         Total shareholders' equity                                   32,140           30,387
                                                                      ------           ------

         Total liabilities and shareholders' equity                  $32,767          $30,848
                                                                      ======           ======

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          Winton Financial Corporation

                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                         1999              1998           1997
                                                                                     (In thousands)
    Revenue
      Interest and dividends on investments                            $   18            $   15         $   13
      Gain on sale of investment securities
        designated as available for sale                                   -                 -              36
      Dividends received from subsidiary                                1,311               773            894
      Equity in undistributed earnings of subsidiary                    1,675             3,408          2,651
                                                                        -----             -----          -----
                                                                        3,004             4,196          3,594
    Expenses
      General and administrative                                           64                66            117
                                                                        -----             -----          -----

         Net earnings                                                  $2,940            $4,130         $3,477
                                                                        =====             =====          =====

                          Winton Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                         1999              1998           1997
                                                                                     (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                        $2,940            $4,130         $3,477
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary              (1,675)           (3,408)        (2,651)
        Gain on sale of investment securities
          designated as available for sale                                 -                 -             (36)
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                               (17)              (61)            23
          Other                                                           109                42             27
                                                                        -----             -----          -----
             Net cash provided by operating activities                  1,357               703            840

    Cash flows provided by investing activities:
      Proceeds from sale of investment securities
        designated as available for sale                                   -                 -             122

    Cash flows provided by (used in) financing activities:
      Payment of dividends on common stock                             (1,291)           (1,059)          (947)
      Proceeds from exercise of stock options                              90               308             46
                                                                        -----             -----          -----
             Net cash used in financing activities                     (1,201)             (751)          (901)
                                                                        -----             -----          -----

    Net increase (decrease) in cash and cash equivalents                  156               (48)            61

    Cash and cash equivalents at beginning of year                        265               313            252
                                                                        -----             -----          -----

    Cash and cash equivalents at end of year                           $  421            $  265         $  313
                                                                        =====             =====          =====

                          Winton Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

    Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 1999, Winton Savings received OTS approval to make up to $1.3 million in capital distributions during fiscal 2000.

                          Winton Financial Corporation


SHAREHOLDER SERVICES. Firstar, N.A. serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                                  Firstar, N.A.
                            Corporate Trust Services
                                425 Walnut Street
                           Cincinnati, Ohio 45201-1118

MARKET SPECIALIST. Cohen Specialists L.L.C./Palbro Partners L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 28, 2000, at 10:00 a.m. Eastern Standard Time, at Shuller's Wigwam, 6210 Hamilton Avenue, Cincinnati, Ohio 45224.

FORM 10-K ANNUAL REPORT. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247
                       Attention: Jill M. Burke, Treasurer

                          Winton Financial Corporation

WINTON FINANCIAL CORPORATION                                         THE WINTON SAVINGS AND LOAN CO.

Board of Directors                                                   Board of Directors

William J. Parchman                                                  William J. Parchman
Chairman of the Board                                                Chairman of the Board
Retired real estate executive
                                                                     Robert L. Bollin
Robert L. Bollin                                                     President
President of Winton Financial Corporation
and The Winton Savings and Loan Co.                                  Robert E. Hoeweler

Robert E. Hoeweler                                                   Henry L. Schulhoff
President, Hoeweler Group, Inc.
                                                                     Thomas H. Humes
Henry L. Schulhoff
President, Schulhoff and Company, Inc.                               Timothy M. Mooney

Thomas H. Humes                                                      J. Clay Stinnett
President, Great Traditions Land &
Development Co.
                                                                     Officers
Timothy M. Mooney
Vice President and Chief Financial Officer                           Robert L. Bollin
of Kendle International Inc.                                         President

J. Clay Stinnett                                                     Gregory J. Bollin
President, J.R. Concepts, Inc.                                       Executive Vice President

                                                                     Mary Ellen Lovett
Officers                                                             Senior Vice President/Savings

Robert L. Bollin                                                     Jill M. Burke
President                                                            Treasurer and Chief Financial Officer

James W. Brigger                                                     James W. Brigger
Secretary                                                            Vice President/Secretary

Jill M. Burke                                                        Marianne B. Kenner
Treasurer and Chief Financial Officer                                Vice President/Manager of Carthage Office

Gregory J. Bollin
Vice President

Mary Ellen Lovett
Vice President
