Form 10-K, Exhibit 13
period 2000-09-30
WINTON FINANCIAL CORP
filed 2000-12-21
CIK 857907

Dear Shareholders,

We are pleased to present Winton Financial Corporation's Annual Report to Shareholders for the fiscal year ended September 30, 2000.

Net earnings for fiscal 2000 totaled $3.4 million, or $.74 per diluted share, reflecting a $677,000 decline in net earnings before merger-related charges. The reduced earnings level in the current year is primarily attributable to a $600,000 reduction in after-tax gains on sale of loans. Economic uncertainty precipitated by six Federal Reserve discount rate increases over the past eighteen months led to a marked decrease in loan volume compared to prior years' historical levels. Notwithstanding the reduced earnings, we are very proud that our earnings performance during fiscal 2000 represented Winton's fourth consecutive year of double digit returns on shareholders' equity, as well as the third best annual operating results in the Company's history.

We recognize clearly the overriding significance of earnings to our shareholders and have sought to provide a foundation for future growth in fiscal 2000. The starting point for the foundation was expense control. We are pleased to report that our recurring operating costs increased by less than 1 1/2% during fiscal 2000 and that we have instituted over $400,000 of cost-saving measures which will be realized in fiscal 2001. We believe that efficient operations are critical to our future success and we will continue to explore every available cost-saving opportunity.

Your Board of Directors and management are aware that we are in our tenth straight year of economic growth. We recognize that this trend cannot continue forever and have sought to maximize our operating posture in the event of an economic downturn. Specifically, we have continued to build our loan loss allowance and have sought to improve the interest rate sensitivity of Winton's loan portfolio. We believe these strategic stabilizing steps will enable us to continue successful operations in an ever-increasing competitive environment.

Management believes that the next decade will witness an exponential increase in banking technology. We continue to explore the feasibility of new technological products such as enhanced lending software and interactive internet banking applications. We are committed to keeping Winton at the forefront of banking technology and will keep you informed of our continued progress.

In conclusion, we are pleased to have completed another successful year and look eagerly toward our future success.

As always, we thank you for your continued support.

Very truly yours,

/s/Robert L. Bollin                               /s/William J. Parchman

Robert L. Bollin                                  William J. Parchman
President                                         Chairman of the Board

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

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed merger transactions with BenchMark Federal Savings Bank ("BenchMark") and Blue Chip Savings Bank ("Blue Chip") in June 1999 and January 1996, respectively. Each transaction was accounted for as a pooling of interests. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its six branch offices in Hamilton County, Ohio, and one loan production office in the Western Hills area of Cincinnati.

Winton Savings is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Such business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Winton Savings a competitive advantage.

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


                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                       AND RELATED SECURITY HOLDER MATTERS


Winton Financial's common shares are listed on the American Stock Exchange, Inc. ("Amex"), under the symbol "WFI." As of December 7, 2000, Winton Financial had 4,412,014 common shares outstanding and held of record by approximately 434 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Presented on the next page are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2000 and 1999. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

                          Winton Financial Corporation

                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                 AND RELATED SECURITY HOLDER MATTERS (CONTINUED)


                                                                                             Cash
Fiscal Year Ending September 30,                High                Low                 dividends

2000
Quarter ending December 31, 1999              $14.94               $12.50                  $.080
Quarter ending March 31, 2000                  14.00                 8.50                   .080
Quarter ending June 30, 2000                   10.38                 7.50                   .080
Quarter ending September 30, 2000              11.50                 8.63                   .080

1999

Quarter ending December 31, 1998              $14.75               $10.88                  $.075
Quarter ending March 31, 1999                  15.50                12.50                   .075
Quarter ending June 30, 1999                   13.88                11.00                   .075
Quarter ending September 30, 1999              15.50                10.38                   .075


The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the
OTS) to make capital distributions during a calendar year in an amount not to exceed its net earnings for that year to date, plus its retained earnings for the preceding two years. Savings associations that have total capital in excess of the "well-capitalized" capital requirement, and that have been notified by the OTS that they are in need of more than normal supervision, will be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. Winton Savings currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that Winton Savings is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

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

                                                                            At September 30,
Statement of Financial Condition Data: (1)            2000           1999           1998            1997           1996
                                                                               (In thousands)
Total amount of:
  Assets                                          $465,214       $466,278       $408,938        $371,233       $341,680
  Interest-bearing deposits in other financial
    institutions                                       672            434          4,879           3,782          1,046
  Investment securities (2)                         20,030         22,385         20,437          16,231         12,309
  Mortgage-backed securities (2)                    12,612         13,943         16,801          20,149         24,780
  Loans receivable, net (3)                        415,447        413,550        351,369         317,830        290,885
  Deposits                                         309,889        312,072        306,343         279,034        261,548
  FHLB advances and other borrowings               115,720        116,532         67,404          61,754         51,889
  Shareholders' equity - net, restricted            34,006         32,140         30,387          26,610         23,915



                                                                           Year ended September 30,
Statement of Earnings Data: (1)                       2000           1999           1998            1997           1996
                                                                    (In thousands, except share data)
Total interest income                              $35,942        $32,896        $30,793         $27,746        $24,131
Total interest expense                             (23,470)       (20,313)       (19,112)        (17,157)       (14,825)
                                                    ------         ------         ------          ------         ------
Net interest income                                 12,472         12,583         11,681          10,589          9,306
Provision for losses on loans                         (125)          (160)           (86)             (6)          (279)
                                                    ------         ------         ------          ------         ------
Net interest income after provision for
  losses on loans                                   12,347         12,423         11,595          10,583          9,027
Other income                                         1,393          2,234          2,233           1,756          1,600
General, administrative and other expense           (8,654)       (10,077)        (7,606)         (7,153)        (9,051)
                                                    ------         ------         ------          ------         ------
Earnings before income taxes                         5,086          4,580          6,222           5,186          1,576
Federal income taxes                                (1,701)        (1,640)        (2,092)         (1,709)          (536)
                                                    ------         ------         ------          ------         ------
Net earnings                                       $ 3,385        $ 2,940        $ 4,130         $ 3,477        $ 1,040
                                                    ======         ======         ======          ======         ======

Earnings per share
  Basic  (1)                                         $0.77          $0.67          $0.94           $0.80          $0.24
                                                      ====           ====           ====            ====           ====
  Diluted (1)                                        $0.74          $0.64          $0.90           $0.79          $0.24
                                                      ====           ====           ====            ====           ====


------------------------------

(1) The financial data as of and for the fiscal years ended September 30, 1996 through 1998, inclusive, were previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.

(2) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.

(3)  Includes loans held for sale.

                          Winton Financial Corporation


                                                                           Year ended September 30,
Other Data:  (1)                                     2000            1999           1998            1997           1996
Interest rate spread                                 2.35%           2.63%          2.65%          2.75%           2.72%
Net interest margin                                  2.70            2.95           3.02           3.07            3.05
Return on average equity (2)                        10.19            9.32          14.42          13.76            4.31
Return on average assets (2)                          .72             .67           1.05            .98             .33
Shareholders' equity to assets                       7.31            6.89           7.43           7.17            7.00
Average interest-earning assets to
  average interest-bearing liabilities             106.80          106.53         107.43         106.31          106.29
Net interest income to general,
  administrative and other expense (2)             144.12          124.87         153.58         148.04          135.78
General, administrative and other
  expense to average total assets (2)                1.83            2.30           1.87           2.62            2.86
Nonperforming assets to total
  assets                                              .42             .16            .15            .31             .34
Allowance for loan losses to nonperforming
  loans                                             81.50          378.86         220.13         111.72           78.00
Dividend payout ratio                               41.56           43.82          25.68          27.21           90.71

Number of:
  Loans outstanding                                  7,021          7,065          6,936           6,616          6,449
  Deposit accounts                                  26,022         26,058         26,503          25,495         25,587
  Full service offices                                   7              7              8               8              8

------------------------------

(1) The financial data as of and for the fiscal years ended September 30, 1996 through 1998, inclusive, were previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.

(2) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

     Return on average equity                               13.00%
     Return on average assets                                 .94
     Net interest income to general, administrative
       and other expense                                   147.98
     General, administrative and other expense
       to average total assets                               1.94

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2000, 1999 and 1998.


Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2000, and the results of operations for fiscal 2000, compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's analysis of the interest rate risk of Winton Savings as set forth under "Asset/Liability Management;"

2. Management's discussion of the liquidity of Winton Savings' assets and the regulatory capital of Winton Savings as set forth under "Liquidity and Capital Resources;"

3. The discussion of the Gramm-Leach-Bliley Act, as set forth under "Potential Impact of Gramm-Leach-Bliley Act on Future Results of Operations;"

4. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000," "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999."

5. Management's opinion as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000

Winton Financial's consolidated assets totaled $465.2 million at September 30, 2000, a decrease of $1.1 million, or .2%, from September 30, 1999 levels. Management controlled the growth of the Corporation during fiscal 2000 in an effort to enhance Winton Savings' capital position while simultaneously striving to improve the Company's interest rate risk position.

Cash and interest-bearing deposits decreased during fiscal 2000 by $58,000, or 2.8%, to $2.0 million at September 30, 2000. Investment securities totaled $20.0 million at September 30, 2000, a decrease of $2.4 million, or 10.5%, from 1999 levels. This decrease resulted from sales and maturities of investment securities in the amount of $4.6 million during fiscal 2000, which were partially offset by purchases of $2.5 million.

Loans receivable,  including loans held for sale,  increased by $1.9 million, or
 .5%, during fiscal 2000 to a total of $415.4 million. During fiscal 2000, loan origination volume totaled $150.8 million, a decrease of $135.7 million, or 47.3%, from fiscal 1999. Winton Savings experienced lower loan origination volume compared to the previous year's extraordinary level primarily as a result of the decrease in demand for such loans because of an overall increase in interest rates in the economy. The growth in the loan portfolio consisted primarily of $1.7 million in residential real estate construction, $3.2 million in nonresidential real estate, construction and land loans and $3.5 million in consumer loans, which were offset by a decline of $1.9 million in one- to four-family residential loans, $2.4 million in multi-family residential loans, a $976,000 increase in the level of undisbursed loans in process and a decrease of $949,000 in loans held for sale. Loan sales volume totaled $50.7 million during fiscal 2000, a decrease of $48.5 million, or 48.9%, from fiscal 1999 levels.

At September 30, 2000, the allowance for loan losses of Winton Savings totaled $1.0 million, an increase of $68,000 over the level maintained at September 30, 1999. At September 30, 2000, the allowance represented approximately .23% of the total loan portfolio and 81.5% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .28% compared to
 .06% at September 30, 1999. Nonperforming loans amounted to $1.2 million and $246,000 at September 30, 2000 and 1999, respectively. Nonperforming loans are comprised primarily of loans secured by one-to-four family residential real estate. It is the opinion of management that such loans are adequately collateralized and no loss is anticipated on nonperforming loans. Although management believes that its allowance for loan losses at September 30, 2000 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $309.9 million at September 30, 2000, a decrease of $2.2 million, or .7%, from 1999 levels. This decrease resulted from a $4.1 million reduction in passbook accounts and a $629,000 decrease in certificates of deposit, which were offset by an increase in NOW and money market accounts of $2.6 million. During fiscal 2000, management elected to replace maturing brokered certificates of deposit, which declined by $5.7 million, or 20.9%, with specifically marketed certificate of deposit offerings. Such brokered deposits totaled approximately $21.6 million and $27.3 million at September 30, 2000 and 1999, respectively.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000 (continued)

Advances from the FHLB and other borrowings totaled $115.7 million at September 30, 2000, a decrease of $812,000, or .7%, from the amount outstanding at
September 30, 1999. Management generally utilizes such advances as an alternative source of funding loan originations.

Shareholders' equity totaled $34.0 million at September 30, 2000, an increase of $1.9 million, or 5.8%, over the September 30, 1999 total. The increase resulted primarily from net earnings of $3.4 million, coupled with $55,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.4 million.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999

General

Net earnings for the fiscal year ended September 30, 2000, totaled $3.4 million, a $445,000, or 15.1%, increase over the $2.9 million in net earnings reported for fiscal 1999. In fiscal 1999, Winton recorded an after-tax charge of $1.1 million for costs associated with the acquisition of BenchMark. Before consideration of these merger costs, net earnings amounted to $4.1 million in fiscal 1999. The decrease in earnings, before merger-related charges, of $677,000, or 16.7%, resulted primarily from an $841,000 decline in other income, a $151,000 increase in general, administrative and other expense, a $111,000 decline in net interest income, and a $182,000 increase in the provision for federal income taxes, which were partially offset by a $35,000 decline in the provision for loan losses.

Net Interest Income

Total interest income amounted to $35.9 million for fiscal 2000, an increase of $3.0 million, or 9.3%, over fiscal 1999. The increase resulted primarily from a $35.0 million, or 8.2%, increase in average interest-earning assets year to year and an 8 basis point increase in the weighted-average yield, to 7.78% in fiscal 2000. Interest income on loans and mortgage-backed securities totaled $34.3 million in fiscal 2000, an increase of $3.1 million, or 9.9%, over fiscal 1999. This increase resulted primarily from a $35.2 million, or 8.8%, increase in the average balance outstanding and an increase in yield from 7.84% in 1999 to 7.92% in fiscal 2000. Interest income on investment securities and interest-bearing deposits totaled $1.6 million, a $43,000, or 2.6%, decrease from fiscal 1999, due primarily to a $230,000 decrease in the average balance outstanding and a decrease in yield from 5.80% in 1999 to 5.70% in fiscal 2000.

Interest expense on deposits totaled $15.9 million for fiscal 2000, an increase of $622,000, or 4.1%, over fiscal 1999. The increase resulted primarily from an increase in the average cost of deposits from 4.91% in fiscal 1999 to 5.08% in fiscal 2000 and an increase in the average balance outstanding of $1.9 million. Interest expense on borrowings totaled $7.6 million for fiscal 2000, an increase of $2.5 million, or 49.9%, over fiscal 1999 due primarily to a $29.9 million, or 33.1%, increase in the average balance outstanding and an increase of 71 basis points in the average cost of borrowings, to 6.33% in fiscal 2000.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $111,000, or .9%, to $12.5 million for fiscal 2000, compared to $12.6 million for fiscal 1999. The interest rate spread declined by 28 basis points, from 2.63% for fiscal 1999 to 2.35% for fiscal 2000. The net interest margin amounted to 2.70% for fiscal 2000, compared to 2.95% for fiscal 1999.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $125,000 provision for losses on loans during fiscal 2000, compared to a provision of $160,000 recorded in fiscal 1999. The fiscal 2000 provision was based primarily upon growth in the loan portfolio during the year and the increase in nonperforming loans. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income decreased by $841,000, or 37.6%, for the fiscal year ended September 30, 2000, compared to fiscal 1999, due to a $906,000, or 66.2%, decrease in gain on sale of mortgage loans and the effects of a $70,000 gain on real estate acquired through foreclosure recorded in fiscal 1999, which were partially offset by an increase of $147,000 in mortgage servicing fees and a gain on sale of investments of $8,000. The decrease in gain on sale of loans resulted primarily from a $48.5 million, or 48.9%, decline in sales volume year to year, due to the overall increase in interest rates during the period. The increase in net mortgage servicing fees generally reflects the effects of a reduction in amortization of capitalized mortgage servicing rights year to year.

General, Administrative and Other Expense

General, administrative and other expense increased by $151,000, or 1.8%, for the year ended September 30, 2000, compared to the same period in 1999, excluding the $1.6 million of one-time pre-tax merger-related charges recorded in fiscal 1999. The increase consisted of a $293,000, or 6.8%, increase in employee compensation and benefits, a $51,000, or 18.6%, increase in advertising expense, and a $14,000 increase in occupancy and equipment expense. These increases were partially offset by a $139,000, or 9.1%, decrease in other operating expense, a $37,000, or 20.8%, decrease in federal deposit insurance premiums, and a decrease in franchise taxes of $31,000, or 8.6%. The increase in employee compensation and benefits resulted primarily from a reduction in deferred salary costs due to a decrease in loan production

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999 (continued)

General, Administrative and Other Expense (continued)

volume, coupled with normal merit increases. Also, during fiscal 2000, a one-time payment was made to an executive officer for early retirement. The decrease in other operating expense was attributable to efficiencies realized in the merger with BenchMark. The decrease in federal deposit insurance premiums was due to a reduction in insurance premium rates.

Federal Income Taxes

The provision for federal income taxes was $1.7 million for fiscal 2000, an increase of $61,000, or 3.7%, compared to fiscal 1999. This increase resulted primarily from the increase in net earnings before taxes of $506,000, or 11.0%, which was partially offset by the effects of the nondeductible merger-related expenses recorded in fiscal 1999. Winton Financial's effective tax rates were 33.4% and 35.8% for the fiscal years ended September 30, 2000 and 1999, respectively.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998

General

Net earnings for fiscal 1999 totaled $2.9 million, a decrease of $1.2 million, or 28.8%, from the $4.1 million in net earnings recorded in fiscal 1998. The decrease in net earnings was primarily attributable to a $1.6 million charge for merger-related costs, an increase of $74,000 in the provision for losses on loans and an increase of $897,000 in general, administrative and other expense net of the merger-related costs, which were partially offset by an increase of $902,000 in net interest income and a decrease of $452,000 in the provision for federal income taxes.

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

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio, management recorded a $160,000 provision for losses on loans during fiscal 1999, an increase of $74,000, or 86.0%, over fiscal 1998. The fiscal 1999 provision was due primarily to growth in the loan portfolio during the year.

Other Income

Other income totaled $2.2 million for each of the fiscal years ended September 30, 1999 and September 30, 1998. During fiscal 1999, the Company realized a $70,000 increase in gain on sale of real estate acquired through foreclosure and a $148,000, or 29.2%, increase in other operating income, due primarily to an increase in ATM surcharge income, which were partially offset by a decrease of $205,000, or 13.0%, in gain on sale of mortgage loans and a $12,000, or 7.8%, decrease in net mortgage servicing fees. The decrease in gain on sale of mortgage loans was due to decreased sales volume year to year.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $10.1 million for fiscal 1999, an increase of $2.5 million, or 32.5%, over fiscal 1998. The increase was due primarily to merger-related costs of $1.6 million, coupled with a $576,000, or 15.3%, increase in employee compensation and benefits, a $176,000, or 11.0%, increase in occupancy and equipment and a $130,000, or 9.3%, increase in other operating expense.

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

Federal Income Taxes

The provision for federal income taxes totaled $1.6 million for fiscal 1999, a decrease of $452,000, or 21.6%, compared to fiscal 1998. This decrease resulted primarily from the decrease in net earnings before taxes of $1.6 million, or 26.4%, which was partially offset by the effects of nondeductible merger costs. Winton Financial's effective tax rates were 35.8% and 33.6% for the fiscal years ended September 30, 1999 and 1998, respectively.

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

                                                                                                  Year ended September 30,
                                                                       2000                                 1999
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                                           balance       paid       rate         balance       paid       rate
                                                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $420,024    $33,521         7.98%     $382,745    $30,343       7.93%
  Mortgage-backed securities - available for sale              376         26         6.91           478         31       6.49
  Mortgage-backed securities - held to maturity             12,865        759         5.90        14,839        843       5.68
  Investment securities - available for sale                 4,247        227         5.34         5,364        303       5.65
  Investment securities - held to maturity                  17,561        955         5.44        15,911        882       5.54
  Interest-bearing deposits and other                        6,908        454         6.57         7,671        494       6.44
                                                           -------     ------       ------       -------     ------     ------
     Total interest-earning assets                         461,981     35,942         7.78       427,008     32,896       7.70

Non-interest-earning assets                                 10,721                                10,816
                                                           -------                               -------

     Total assets                                         $472,702                              $437,824
                                                           =======                               =======

Interest-bearing liabilities:
  Deposits                                                $312,338     15,857         5.08      $310,471     15,235       4.91
  FHLB advances and other borrowings                       120,239      7,613         6.33        90,365      5,078       5.62
                                                           -------     ------       ------       -------     ------     ------
     Total interest-bearing liabilities                    432,577     23,470         5.43       400,836     20,313       5.07
                                                                       ------       ------                   ------     ------

Non-interest-bearing liabilities                             6,912                                 5,455
                                                           -------                               -------

     Total liabilities                                     439,489                               406,291

Shareholders' equity                                        33,213                                31,533
                                                           -------                               -------

     Total liabilities and shareholders' equity           $472,702                              $437,824
                                                           =======                               =======

Net interest income/Interest rate spread                              $12,472         2.35%                 $12,583       2.63%
                                                                       ======       ======                   ======     ======
Net interest margin (net interest income as a
  percent of average interest-earning assets)                                         2.70%                               2.95%
                                                                                    ======                              ======

Average interest-earning assets to interest-bearing liabilities                     106.80%                             106.53%
                                                                                    ======                              ======

                                                                Year ended September 30,
                                                                        1998
                                                            Average   Interest
                                                        outstanding    earned/     Yield/
                                                            balance       paid       rate
                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                     $342,109    $28,102        8.21%
  Mortgage-backed securities - available for sale               687         46        6.70
  Mortgage-backed securities - held to maturity              17,840      1,087        6.09
  Investment securities - available for sale                  4,889        279        5.71
  Investment securities - held to maturity                   13,590        835        6.14
  Interest-bearing deposits and other                         7,495        444        5.92
                                                            -------     ------      ------
     Total interest-earning assets                          386,610     30,793        7.96

Non-interest-earning assets                                   6,483
                                                            -------

     Total assets                                          $393,093
                                                            =======

Interest-bearing liabilities:
  Deposits                                                 $291,038     15,059        5.17
  FHLB advances and other borrowings                         68,824      4,053        5.89
                                                            -------     ------      ------
     Total interest-bearing liabilities                     359,862     19,112        5.31


Non-interest-bearing liabilities                             4,589
                                                           -------

     Total liabilities                                     364,451

Shareholders' equity                                        28,642
                                                           -------

     Total liabilities and shareholders' equity           $393,093
                                                           =======

Net interest income/Interest rate spread                              $11,681        2.65%
                                                                       ======      ======
Net interest margin (net interest income as a
  percent of average interest-earning assets)                                        3.02%
                                                                                   ======

Average interest-earning assets to interest-bearing liabilities                    107.43%
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

                                                                           Year ended September 30,
                                                             2000 vs. 1999                          1999 vs. 1998
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable (1)                               $2,974    $   204     $3,178          $3,230     $ (989)    $2,241
  Mortgage-backed securities - available
    for sale                                             (6)         1         (5)            (14)        (1)       (15)
  Mortgage-backed securities - held to
    maturity                                           (115)        31        (84)           (174)       (70)      (244)
  Investment securities - available for sale            (61)       (15)       (76)             27         (3)        24
  Investment securities - held to maturity               90        (17)        73             135        (88)        47
  Other interest-earning assets (2)                     (51)        11        (40)             10         40         50
                                                      -----     ------      -----           -----      -----      -----
     Total interest income                            2,831        215      3,046           3,214     (1,111)     2,103

Interest expense attributable to:
  Deposits                                               93        529        622             963       (787)       176
  Borrowings                                          1,833        702      2,535           1,218       (193)     1,025
                                                      -----     ------      -----           -----      -----      -----
     Total interest expense                           1,926      1,231      3,157           2,181       (980)     1,201
                                                      -----     ------      -----           -----      -----      -----

Increase (decrease) in net interest income           $  905    $(1,016)    $ (111)         $1,033     $ (131)    $  902
                                                      =====     ======      =====           =====      =====      =====

------------------------------

(1)  Includes loans held for sale.

(2)  Includes interest-bearing deposits.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. For example, Winton Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and by purchasing relatively short-term and variable-rate investments and securities. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. At September 30, 2000, approximately $161.0 million, or 34.3%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain an investment portfolio with a relatively short term to maturity, (3) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit, and (4) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, subject to repricing within a three-year time frame, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment.

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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. In fiscal 1993, the OTS adopted an amendment to the regulatory risk-based capital requirement to include an interest rate risk component, though implementation of the component has been delayed. Pursuant to the pending OTS amendment to the capital regulations, if the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital, if the regulations were in effect. Even before the regulation is in effect, OTS could increase Winton Savings' risk-based capital requirement on an individualized basis to address excess interest rate risk.

At September 30, 2000, 2% of the present value of Winton Savings' assets was approximately $9.3 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $14.5 million at September 30, 2000, Winton Savings would have been required to reduce its capital by approximately $2.6 million in determining whether Winton Savings met its risk-based capital requirement, if such regulation had been in effect for Winton Savings. Regardless of such reduction, however, Winton Savings' risk-based capital at September 30, 2000, would still have exceeded the regulatory requirement by approximately $7.7 million.

The September 30, 2000 table expresses an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates. This is a change from previous years analysis using the percentage change.

                                       Board limit
Change in interest rate                  NPV Ratio                  September 30, 2000
    (Basis Points)                   not less than                        NPV Ratio
         +300                                4.00%                          3.75%
         +200                                6.00                           5.29
         +100                                6.50                           6.78
           -                                 7.00                           8.17
         -100                                7.50                           9.31
         -200                                8.00                          10.23
         -300                                8.50                          11.13

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

                                                                     September 30, 1999
Change in interest rate           Board limit                   $ Change           % Change
    (Basis Points)                % change                        in NPV             in NPV
                                                          (In thousands)
         +300                        (65)%                   $(23,037)                (69)%
         +200                        (40)                     (15,145)                (46)
         +100                        (20)                      (7,272)                (22)
           -                          -                            -                    -
         -100                         10                        5,917                  18
         -200                         20                       11,593                  35
         -300                         30                       17,486                  53

Due to the Federal Reserve's six increases in the discount rate over the past 18 months, Winton Savings is currently deviating from Board limits established at the +200 and +300 basis point increase shock level. To improve the rate sensitivity of the Company's interest rate risk exposure, Winton Savings' management has steadily increased capital levels and restrained growth of the Company.

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

At September 30, 2000, Winton Savings had $138.5 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain additional advances from the FHLB of Cincinnati. At September 30, 2000, the Company had $113.7 million of outstanding FHLB advances. The Company has also utilized brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 2000, the Company had $21.6 million in brokered deposits.

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                               For the year ended September 30,
                                                                         2000              1999           1998
                                                                                     (In thousands)
Net earnings                                                           $3,385           $ 2,940        $ 4,130
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities                       1,317             6,722         (3,744)
                                                                        -----            ------         ------
Net cash provided by operating activities                               4,702             9,662            386
Net cash used in investing activities                                    (534)          (68,535)       (31,507)
Net cash provided by (used in) financing activities                    (4,226)           53,878         32,554
                                                                        -----            ------         ------
Net increase (decrease) in cash and
  cash equivalents                                                        (58)           (4,995)         1,433
Cash and cash equivalents at beginning of year                          2,081             7,076          5,643
                                                                        -----            ------         ------
Cash and cash equivalents at end of year                               $2,023           $ 2,081        $ 7,076
                                                                        =====            ======         ======

The OTS requires minimum levels of liquid assets. OTS regulations presently require Winton Savings to maintain specified levels of "liquid" investments in qualifying types of United States Government and agency obligations and other permissible investments having certain maturity limitations and marketability requirements. Such minimum requirement is an amount equal to 4% of the sum of the Company's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which the Company may rely, if necessary, to fund deposit withdrawals and other short-term funding needs.

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The  liquidity  of  Winton  Savings,  as  measured  by the  ratio of cash,  cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments, including mortgage-backed securities and loans, to the sum of net withdrawable savings plus borrowings payable within one year, was 13.1% at September 30, 2000. At September 30, 2000, the Company's "liquid" assets totaled approximately $34.1 million, which was approximately $23.7 million in excess of the current OTS minimum requirement. Winton Financial believes that the Company's liquidity posture at September 30, 2000, was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2000, Winton Savings' tangible capital of $35.0 million, or 7.5% of adjusted total assets, exceeded the 1.5% requirement by $28.0 million; its core capital of $35.0 million, or 7.5% of adjusted total assets, exceeded the minimum 4.0% requirement by $16.4 million; and its risk-based capital of $36.0 million, or 11.2% of risk-weighted assets, exceeded the 8% requirement by $10.3 million.


Potential Impact of Gramm-Leach-Bliley Act on Future Results of Operations

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act repealed prior laws that had generally prevented banks from affiliating with securities and insurance firms and made other significant changes in financial services in which various types of financial institutions may engage.

Prior to the GLB Act, unitary savings and loan holding companies which met certain requirements were the only financial institution holding companies that were permitted to engage in any type of business activity, whether or not the activity was a financial service. The GLB Act continues those broad powers for unitary thrift holding companies in existence on May 4, 1999, including Winton Financial. Any thrift holding company formed after May 4, 1999, however, will be subject to the same restrictions as multiple thrift holding companies, which generally are limited to activities that are considered incidental to banking. The GLB Act authorizes a new "financial holding company," which can own banks and thrifts and which is also permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities, as long as the depository institutions it owns are well capitalized, well managed and meet certain other tests.

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

                          Winton Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Winton Financial adopted SFAS No. 133 effective October 1, 2000, as required, without material effect on Winton Financial's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on Winton Financial's financial position or results of operations.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2000, in conformity with generally accepted accounting principles.






/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 20, 2000

                         Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                                                  2000              1999
Cash and due from banks                                                                      $  1,351          $  1,647
Interest-bearing deposits in other financial institutions                                         672               434
                                                                                              -------           -------
         Cash and cash equivalents                                                              2,023             2,081

Investment securities available for sale - at market                                            4,273             5,503
Investment securities held to maturity - at amortized cost, approximate market
  value of $15,661 and $16,774 at September 30, 2000 and 1999                                  15,757            16,882
Mortgage-backed securities available for sale - at market                                         345               410
Mortgage-backed securities held to maturity - at amortized cost, approximate
  market value of $11,850 and $13,058 at September 30, 2000 and 1999                           12,267            13,533
Loans receivable - net                                                                        413,904           411,058
Loans held for sale - at lower of cost or market                                                1,543             2,492
Office premises and equipment - at depreciated cost                                             3,418             3,708
Real estate acquired through foreclosure                                                          716               492
Federal Home Loan Bank stock - at cost                                                          6,941             5,925
Accrued interest receivable on loans                                                            2,910             2,890
Accrued interest receivable on mortgage-backed securities                                          88                90
Accrued interest receivable on investments and interest-bearing deposits                          247               247
Prepaid expenses and other assets                                                                 502               433
Intangible assets - net of amortization                                                           280               341
Prepaid federal income taxes                                                                       -                193
                                                                                              -------           -------

          Total assets                                                                       $465,214          $466,278
                                                                                              =======           =======

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                     $309,889          $312,072
Advances from the Federal Home Loan Bank                                                      113,720           116,532
Other borrowed money                                                                            2,000                -
Accounts payable on mortgage loans serviced for others                                            786               838
Advance payments by borrowers for taxes and insurance                                           1,148             1,023
Other liabilities                                                                               1,678             1,990
Accrued federal income taxes                                                                      274                -
Deferred federal income taxes                                                                   1,713             1,683
                                                                                              -------           -------
         Total liabilities                                                                    431,208           434,138

Commitments                                                                                        -                 -

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued                                                                               -                 -
  Common stock - 18,000,000 shares without par value authorized;
    4,412,014 and 4,403,714 shares issued and outstanding                                          -                 -
  Additional paid-in capital                                                                    9,972             9,917
  Retained earnings - restricted                                                               23,593            21,619
  Accumulated other comprehensive income, unrealized gains on
    securities designated as available for sale, net of related tax effects                       441               604
                                                                                              -------           -------
          Total shareholders' equity                                                           34,006            32,140
                                                                                              -------           -------

          Total liabilities and shareholders' equity                                         $465,214          $466,278
                                                                                              =======           =======


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                                    2000            1999           1998
Interest income
  Loans                                                                          $33,521         $30,343        $28,102
  Mortgage-backed securities                                                         785             874          1,133
  Investment securities                                                            1,182           1,185          1,114
  Interest-bearing deposits and other                                                454             494            444
                                                                                  ------          ------         ------
         Total interest income                                                    35,942          32,896         30,793

Interest expense
  Deposits                                                                        15,857          15,235         15,059
  Borrowings                                                                       7,613           5,078          4,053
                                                                                  ------          ------         ------
         Total interest expense                                                   23,470          20,313         19,112
                                                                                  ------          ------         ------

         Net interest income                                                      12,472          12,583         11,681

Provision for losses on loans                                                        125             160             86
                                                                                  ------          ------         ------

         Net interest income after provision for losses on loans                  12,347          12,423         11,595

Other income
  Gain on sale of mortgage loans                                                     462           1,368          1,573
  Gain on sale of investment securities designated as available for sale               8              -              -
  Gain (loss) on sale of real estate acquired through foreclosure                     (2)             70             -
  Mortgage servicing fees, net                                                       289             142            154
  Other operating                                                                    636             654            506
                                                                                  ------          ------         ------
         Total other income                                                        1,393           2,234          2,233

General, administrative and other expense
  Employee compensation and benefits                                               4,624           4,331          3,755
  Occupancy and equipment                                                          1,788           1,774          1,598
  Federal deposit insurance premiums                                                 141             178            175
  Franchise taxes                                                                    330             361            356
  Amortization of intangible assets                                                   61              61             61
  Advertising                                                                        325             274            267
  Other operating                                                                  1,385           1,524          1,394
  Merger related costs                                                                -            1,574             -
                                                                                  ------          ------         ------
         Total general, administrative and other expense                           8,654          10,077          7,606
                                                                                  ------          ------         ------

         Earnings before income taxes                                              5,086           4,580          6,222

Federal income taxes
  Current                                                                          1,590           1,541          1,702
  Deferred                                                                           111              99            390
                                                                                  ------          ------         ------
         Total federal income taxes                                                1,701           1,640          2,092
                                                                                  ------          ------         ------

         NET EARNINGS                                                            $ 3,385         $ 2,940        $ 4,130
                                                                                  ======          ======         ======

         EARNINGS PER SHARE
           Basic                                                                    $.77            $.67           $.94
                                                                                     ===             ===            ===

           Diluted                                                                  $.74            $.64           $.90
                                                                                     ===             ===            ===


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Net earnings                                                                      $3,385          $2,940         $4,130

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of tax of $(81), $7 and $148 in
    2000, 1999 and 1998, respectively                                               (158)             14            288

Reclassification adjustment for realized gains
  included in earnings, net of tax of $3 in 2000                                      (5)             -              -
                                                                                   -----           -----          -----

Comprehensive income                                                              $3,222          $2,954         $4,418
                                                                                   =====           =====          =====

Accumulated comprehensive income                                                  $  441          $  604         $  590
                                                                                   =====           =====          =====




























The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 2000, 1999 and 1998
                        (In thousands, except share data)
                                                                                             Unrealized
                                                                                               gains on
                                                                                  Additional securities
                                                                Preferred  Common    paid-in  available  Retained
                                                                    stock   stock    capital   for sale  earnings      Total

Balance at October 1, 1997                                           $ -     $ -      $7,402       $302   $18,906    $26,610

Stock dividend effected in the form of a 2-for-1 stock split           -       -       2,007         -     (2,007)        -
Proceeds from shares issued under stock option and
  compensation plans                                                   -       -         418         -         -         418
Net earnings for the year ended September 30, 1998                     -       -          -          -      4,130      4,130
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                     -       -          -         288        -         288
Cash dividends of $.2414 per share                                     -       -          -          -     (1,059)    (1,059)
                                                                      ---     ---      -----        ---    ------     ------

Balance at September 30, 1998                                          -       -       9,827        590    19,970     30,387

Proceeds from exercise of stock options                                -       -          90         -         -          90
Net earnings for the year ended September 30, 1999                     -       -          -          -      2,940      2,940
Unrealized gains on securities designated as available for
  sale, net of related tax effects                                     -       -          -          14        -          14
Cash dividends of $.2936 per share                                     -       -          -          -     (1,291)    (1,291)
                                                                      ---     ---      -----        ---    ------     ------

Balance at September 30, 1999                                          -       -       9,917        604    21,619     32,140

Proceeds from exercise of stock options                                -       -          55         -         -          55
Net earnings for the year ended September 30, 2000                     -       -          -          -      3,385      3,385
Unrealized losses on securities designated as available
  for sale, net of related tax effects                                 -       -          -        (163)       -        (163)
Cash dividends of $.32 per share                                       -       -          -          -     (1,411)    (1,411)
                                                                      ---     ---      -----        ---    ------     ------

Balance at September 30, 2000                                        $ -     $ -      $9,972       $441   $23,593    $34,006
                                                                      ===     ===      =====        ===    ======     ======


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                                         2000           1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                          $  3,385       $  2,940       $  4,130
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and mortgage-backed
      securities                                                                                          54             65
48
    Amortization of deferred loan origination fees                                        (50)           (87)          (186)
    Depreciation and amortization                                                         530            525            470
    Amortization of intangible assets                                                      61             61             61
    Gain on sale of investment securities designated as available for sale                 (8)            -              -
    Loss on merger-related disposition of office premises and equipment                    -             174             -
    (Gain) loss on sale of real estate acquired through foreclosure                         2            (70)            -
    Provision for losses on loans                                                         125            160             86
    Gain on sale of mortgage loans                                                       (398)        (1,179)        (1,204)
    Loans disbursed for sale in the secondary market                                  (49,797)       (93,494)      (108,747)
    Proceeds from sale of loans in the secondary market                                51,144        100,434        105,908
    Federal Home Loan Bank stock dividends                                               (473)          (346)          (286)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                (20)          (186)          (225)
      Accrued interest receivable on mortgage-backed securities                             2             30             24
      Accrued interest receivable on investments and interest-bearing
        deposits                                                                           -              38            (44)
      Prepaid expenses and other assets                                                   (69)           147            (91)
      Accounts payable on mortgage loans serviced for others                              (52)          (125)            59
      Other liabilities                                                                  (312)           525            168
      Federal income taxes
        Current                                                                           467            (49)          (175)
        Deferred                                                                          111             99            390
                                                                                      -------        -------        -------
         Net cash provided by operating activities                                      4,702          9,662            386

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                                    1,301          2,813          3,288
  Proceeds from maturity of investment securities                                       3,100          8,150          7,150
  Proceeds from sale of investment securities designated as
    available for sale                                                                  1,500             -              -
  Purchase of investment securities designated as held to maturity                     (1,255)       (10,095)        (9,428)
  Purchase of investment securities designated as available for sale                   (1,250)            -          (1,495)
  Loan principal repayments                                                            97,218        122,174        101,551
  Loan disbursements                                                                 (101,042)      (192,998)      (137,676)
  Sale of loan participations                                                             903          2,730          6,729
  Proceeds from sale of real estate acquired through foreclosure                          180            249             34
  Purchase and renovation of office premises and equipment                               (222)          (556)          (873)
  Additions to real estate acquired through foreclosure                                  (424)           (15)            -
  Purchase of Federal Home Loan Bank stock                                               (543)          (987)          (787)
                                                                                      -------        -------        -------
         Net cash used in investing activities                                           (534)       (68,535)       (31,507)
                                                                                      -------        -------        -------

         Net cash provided by (used in) operating and investing activities
           (subtotal carried forward)                                                   4,168        (58,873)       (31,121)
                                                                                      -------        -------        -------

                          Winton Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)

                                                                                    2000            1999           1998
         Net cash provided by (used in) operating and investing activities
           (balance brought forward)                                             $ 4,168        $(58,873)      $(31,121)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts, including
    purchased deposits                                                            (2,183)          5,729         27,309
  Proceeds from Federal Home Loan Bank advances                                   64,350          66,000         79,539
  Repayment of Federal Home Loan Bank advances                                   (65,162)        (16,872)       (73,889)
  Advances by borrowers for taxes and insurance                                      125             222            236
  Proceeds from issuance of shares under stock option and
    compensation plans                                                                55              90            418
  Dividends paid on common stock                                                  (1,411)         (1,291)        (1,059)
                                                                                  ------         -------        -------
         Net cash provided by (used in) financing activities                      (4,226)         53,878         32,554
                                                                                  ------         -------        -------

Net increase (decrease) in cash and cash equivalents                                 (58)         (4,995)         1,433

Cash and cash equivalents at beginning of year                                     2,081           7,076          5,643
                                                                                  ------         -------        -------

Cash and cash equivalents at end of year                                         $ 2,023        $  2,081       $  7,076
                                                                                  ======         =======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $ 1,117        $  1,581       $  1,805
                                                                                  ======         =======        =======

    Interest on deposits and borrowings                                          $23,407        $ 20,157       $ 18,984
                                                                                  ======         =======        =======

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired through
    foreclosure                                                                  $   424        $    567       $     52
                                                                                  ======         =======        =======

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                                 $   152        $    488       $     74
                                                                                  ======         =======        =======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                               $  (163)       $     14       $    288
                                                                                  ======         =======        =======

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 125                                                 $    64        $    189       $    369
                                                                                  ======         =======        =======




The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Winton Financial Corporation ("Winton Financial" or the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of The Winton Savings and Loan Co. ("Winton Savings" or
    the "Company"). The Company conducts a general banking business in southwestern Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation  and  the  Company.   Condensed  financial   statements  of  the
    Corporation are presented in Note M as of September 30, 2000 and 1999, and for the fiscal years ended September 30, 2000, 1999 and 1998. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 2000 and 1999, the Corporation's shareholders' equity reflected net unrealized gains on securities designated as available for sale totaling $441,000 and $604,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2000 and 1999, loans held for sale were carried at cost.

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

                        September 30, 2000, 1999 and 1998


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

    The Company recorded amortization related to mortgage servicing rights totaling approximately $81,000, $254,000 and $247,000 for the years ended September 30, 2000, 1999 and 1998, respectively. At September 30, 2000, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $1.2 million and $739,000, respectively. At September 30, 1999, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $1.0 million and $756,000, respectively.

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

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


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

    At September 30, 2000 and 1999, the Company had no loans that would be defined as impaired under SFAS No. 114.

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

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    10.  Employee Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $85,000, $125,000 and $115,000 were made to the ESOP for the years ended September 30, 2000, 1999 and 1998, respectively. At September 30, 2000, the ESOP held 340,227 shares (adjusted) of the Corporation's common stock, all of which had been allocated to participants as of that date.

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan totaled $40,000, $44,000 and $40,000, for the years ended September 30, 2000, 1999 and 1998, respectively.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share

    Basic earnings per share is computed based upon 4,408,655, 4,395,166 and 4,375,685 weighted-average shares outstanding for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 4,567,706, 4,583,738 and 4,568,110 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 159,051, 188,572 and 192,425 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

    Options to purchase 193,000 shares of common stock with a weighted-average exercise price of $12.55 were outstanding at September 30, 2000, but were excluded from the computation of common share equivalents for the year ended September 30, 2000, because the exercise prices were greater than the average market price of common shares.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2000 and 1999:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998

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

                  Advances from the Federal Home Loan Bank and other borrowed money: The fair value of these borrowings is estimated using the interest rates currently offered for borrowings of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2000 and 1999, was not material.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                       2000                         1999
                                                             Carrying         Fair       Carrying         Fair
                                                                value        value          value        value
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  2,023     $  2,023       $  2,081     $  2,081
      Investment securities designated
        as available for sale                                   4,273        4,273          5,503        5,503
      Investment securities - at cost                          15,757       15,661         16,882       16,774
      Mortgage-backed securities designated
        as available for sale                                     345          345            410          410
      Mortgage-backed securities - at cost                     12,267       11,850         13,533       13,058
      Loans receivable - net                                  415,447      397,486        413,550      409,693
      Federal Home Loan Bank stock                              6,941        6,941          5,925        5,925
                                                              -------      -------        -------      -------

                                                             $457,053     $438,579       $457,884     $453,444
                                                              =======      =======        =======      =======
    Financial liabilities
      Deposits                                               $309,889     $312,182       $312,072     $312,375
      Advances from Federal Home Loan Bank and
        other borrowed money                                  115,720      113,957        116,532      111,618
      Advance payments and amounts due on loans
        serviced for others                                     1,934        1,934          1,861        1,861
                                                              -------      -------        -------      -------

                                                             $427,543     $428,073       $430,465     $425,854
                                                              =======      =======        =======      =======

    14.  Advertising

     Advertising costs are expensed when incurred.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized  cost,  gross  unrealized  gains,  gross  unrealized  losses,  and
    estimated  fair  values  of  investment   securities  at  September  30  are
    summarized as follows:

                                                                  2000                           1999
                                                                         Estimated                   Estimated
                                                         Amortized            fair      Amortized         fair
                                                              cost           value           cost        value
                                                                             (In thousands)
    Held to maturity:
      U.S. Government and agency
        obligations                                        $15,757         $15,661        $16,882      $16,774

    Available for sale:
      U.S. Government and agency obligations                 3,505           3,495          4,491        4,528
      Corporate equity securities                              103             778            103          975
                                                            ------          ------         ------      ------
         Total securities available for sale                 3,608           4,273          4,594        5,503
                                                            ------          ------         ------       ------

         Total investment securities                       $19,365         $19,934        $21,476      $22,277
                                                            ======          ======         ======       ======

    At September 30, 2000, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $569,000, which was comprised of gross unrealized gains totaling approximately $689,000 and gross unrealized losses totaling approximately $120,000.

    At September 30, 1999, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $801,000, which was comprised of gross unrealized gains totaling approximately $952,000 and gross unrealized losses totaling approximately $151,000.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 2000, by term to maturity are shown below.

                                                                                 Estimated
                                                       Amortized                      fair
                                                            cost                     value
                                                                     (In thousands)
    Due in one year or less                              $ 7,656                   $ 7,613
    Due in one to three years                             11,606                    11,543
                                                          ------                    ------

                                                         $19,262                   $19,156
                                                          ======                    ======

    At September 30, 2000, investment securities with a carrying value of $3.8 million were pledged to secure public deposits.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 2000 and 1999, are shown below.

                                                                                            2000
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                              $  3,843           $  2            $(150)       $ 3,695
      Government National Mortgage Association
        Participation certificates                                   536              5               (8)           533
      Federal National Mortgage Association
        Participation certificates                                 3,604             -              (126)         3,478
        Collateralized mortgage obligations                          959             -               (45)           914
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -               (80)         3,057
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -               (15)           173
                                                                 ------             ---             ----         ------
         Total mortgage-backed securities
           held to maturity                                       12,267              7             (424)        11,850

    Available for sale:
      Government National Mortgage Corporation
        Participation certificates                                   342              3               -             345
                                                                  ------            ---             ----         ------

         Total mortgage-backed securities                        $12,609           $ 10            $(424)       $12,195
                                                                  ======            ===             ====         ======

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                            1999
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                               $ 4,589           $  9            $(228)       $ 4,370
      Government National Mortgage Association
        Participation certificates                                   655             10               (7)           658
      Federal National Mortgage Association
        Participation certificates                                 3,995             -              (180)         3,815
        Collateralized mortgage obligations                          969             -               (79)           890
      CMC Securities Corporation
        Collateralized mortgage obligations                        3,137             -                -           3,137
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                -             188
                                                                  ------            ---             ----         ------
         Total mortgage-backed securities
           held to maturity                                       13,533             19             (494)        13,058

    Available for sale:
      Government National Mortgage Corporation
        Participation certificates                                   403              7               -             410
                                                                  ------            ---             ----         ------

         Total mortgage-backed securities                        $13,936           $ 26            $(494)       $13,468
                                                                  ======            ===             ====         ======

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 2000, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               Amortized cost
                                                               (In thousands)
    Due within three years                                            $     3
    Due after three years through five years                              430
    Due after five years through ten years                                151
    Due after ten years through twenty years                            3,852
    Due after twenty years                                              8,173
                                                                       ------

                                                                      $12,609
                                                                       ======

    Mortgage-backed securities with an approximate carrying value of $3.7 million were pledged to secure public deposits at September 30, 2000.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                                      2000            1999
                                                                          (In thousands)
    Residential real estate
      One- to four-family residential                             $222,155          $224,094
      Multi-family residential                                      77,870            80,309
      Construction                                                  24,609            22,926
    Nonresidential real estate and land                             78,629            78,779
    Nonresidential construction                                     13,029             9,729
    Consumer and other                                              15,241            11,709
                                                                   -------          -------
                                                                   431,533           427,546
    Less:
      Undisbursed portion of loans in process                       16,046            15,070
      Deferred loan origination fees                                   583               486
      Allowance for loan losses                                      1,000               932
                                                                   -------           -------

                                                                  $413,904          $411,058
                                                                   =======           =======

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $308.6 million, or 75%, of the total loan portfolio at September 30, 2000, and $312.3 million, or 76%, of the total loan portfolio at September 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $141.8 million and $149.8 million at September 30, 2000 and 1999, respectively. At September 30, 2000, loans sold with recourse totaled $8.1 million.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                          2000           1999         1998
                                                                  (In thousands)
    Beginning balance                                   $  932           $917         $905
    Provision for losses on loans                          125            160           86
    Charge-off of loans                                   (124)          (188)         (76)
    Recoveries of loan losses                               67             43            2
                                                         -----            ---          ---

    Ending balance                                      $1,000           $932         $917
                                                         =====            ===          ===

    At September 30, 2000, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 2000, 1999 and 1998, totaled $1.2 million, $246,000 and $1.2 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $39,000, $8,000 and $38,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                                  2000            1999
                                                                     (In thousands)
    Land                                                        $  597          $  597
    Office buildings and improvements                            3,010           3,006
    Furniture, fixtures and equipment                            3,760           3,543
                                                                 -----           -----
                                                                 7,367           7,146
      Less accumulated depreciation and
        amortization                                             3,949           3,438
                                                                 -----           -----

                                                                $3,418          $3,708
                                                                 =====           =====

    At September 30, 2000, the Company had outstanding future lease obligations as follows:

        Year ended
        September 30,                                        (In thousands)
           2001                                                    $134
           2002                                                      98
           2003                                                      88
           2004                                                      70
   2005 and thereafter                                               70
                                                                    ---

                                                                   $460
                                                                    ===

    The Company has recognized operating lease expense totaling $152,000, $155,000 and $107,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average interest rate                                      2000             1999
                                                                                           (In thousands)
    NOW accounts and money market deposits
      2000 - 1.11%                                                                   $ 20,703
      1999 - 1.07%                                                                                    $ 18,129
    Passbook and Club accounts
      2000 - 3.41%                                                                     56,183
      1999 - 3.36%                                                                                      60,311
                                                                                      -------          -------

         Total demand, transaction and passbook deposits                               76,886           78,440

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2000 - 5.88%                                                                 52,276
          1999 - 5.05%                                                                                  78,589
        12 months to 36 months
          2000 - 6.36%                                                                119,362
          1999 - 5.76%                                                                                  98,142
        More than 36 months
          2000 - 6.37%                                                                 26,695
          1999 - 6.19%                                                                                  20,836
      Individual Retirement and Keogh
        2000 - 5.98%                                                                   34,670
        1999 - 5.84%                                                                                    36,065
                                                                                      -------          -------

         Total certificates of deposit                                                233,003          233,632
                                                                                      -------          -------

         Total deposit accounts                                                      $309,889         $312,072
                                                                                      =======          =======

    The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $62.0 million and $68.8 million at September 30, 2000 and 1999, respectively.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                                              2000           1999          1998
                                                                                        (In thousands)
    Passbook and money market deposit accounts                             $ 2,027        $ 1,991       $ 2,203
    NOW accounts                                                               211            234           217
    Certificates of deposit                                                 13,619         13,010        12,639
                                                                            ------         ------        ------

                                                                           $15,857        $15,235       $15,059
                                                                            ======         ======        ======

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                              2000            1999
                                                                 (In thousands)
    Less than one year                                    $138,486        $153,858
    One year to three years                                 86,413          73,033
    More than three years                                    8,104           6,741
                                                           -------         -------

                                                          $233,003        $233,632
                                                           =======         =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2000, by pledges of certain residential mortgage loans totaling $158.2 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                  Maturing fiscal
    Interest rate                  year ending in                    2000                 1999
                                                                       (Dollars in thousands)
    5.70% - 8.35%                            2000                $     -              $ 37,500
    6.23% - 6.71%                            2001                  42,850                4,000
    6.05% - 7.20%                            2002                  10,118               10,190
    5.60% - 7.40%                            2003                  13,918               17,452
    5.45% - 6.71%                            2004                   7,198                7,250
    2.50% - 6.97%                      Thereafter                  39,636               40,140
                                                                  -------              -------

                                                                 $113,720             $116,532
                                                                  =======              =======

    Weighted-average interest rate                                   6.58%                5.94%
                                                                     ====                 ====

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE H - OTHER BORROWED MONEY

    During fiscal 2000, the Corporation had a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2000, the Corporation had $2.0 million outstanding at an interest rate of 9.0%. This line of credit expires in the first quarter of fiscal 2003. The loan is secured by the outstanding shares of the Company.

NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                                2000         1999         1998
                                                                                        (In thousands)
    Federal income taxes computed at statutory rate                           $1,729       $1,557       $2,115
    Increase (decrease) in taxes resulting from:
      Nondeductible expenses                                                      39          142           11
      Nontaxable dividend income                                                 (12)          (4)          (4)
      Low income housing investment tax credits                                  (42)         (42)         (42)
      Other                                                                      (13)         (13)          12
                                                                               -----        -----        -----
    Federal income tax provision per consolidated
      financial statements                                                    $1,701       $1,640       $2,092
                                                                               =====        =====        =====

    Effective tax rate                                                          33.4%        35.8%        33.6%
                                                                                ====         ====         ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                                  2000         1999
    differences at statutory rate:                                                             (In thousands)
    Deferred tax assets:
      General loan loss allowance                                                         $   340      $   317
      Amortization of intangible assets                                                        38           35
      Other                                                                                     9            6
                                                                                           ------       ------
         Total deferred tax assets                                                            387          358

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                                 (914)        (757)
      Difference between book and tax depreciation                                           (111)         (81)
      Percentage of earnings bad debt deduction                                              (223)        (282)
      Unrealized gains on securities designated as available for sale                        (227)        (312)
      Deferred loan origination costs                                                        (365)        (352)
      Mortgage servicing rights                                                              (251)        (257)
      Other                                                                                    (9)          -
                                                                                           ------       ------
         Total deferred tax liabilities                                                    (2,100)      (2,041)
                                                                                           ------       ------

         Net deferred tax liability                                                       $(1,713)     $(1,683)
                                                                                           ======       ======

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE I - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $2.0 million as of September 30, 2000. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2000.

    Winton Savings is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.


NOTE J - LOAN COMMITMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 2000, the Company had total outstanding commitments of approximately $4.4 million to originate residential one- to four-family and multi-family real estate loans of which $1.2 million were comprised of adjustable-rate loans at rates ranging from 8.00% to 12.50%, and $3.2 million were comprised of fixed-rate loans at rates ranging from 7.50% to 10.00%. The Company also had total outstanding commitments of approximately $2.5 million to originate nonresidential real estate and land loans, of which $400,000 were comprised of fixed-rate loans at interest rates ranging from 8.00% to 9.50%, and $2.1 million were comprised of adjustable rate loans at rates ranging from 7.50% to 9.50%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $14.5 million and $3.9 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2000, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE J - LOAN COMMITMENTS (continued)

    The Company has an outstanding commitment to sell $1.5 million of loans to FHLMC at September 30, 2000.


NOTE K - REGULATORY CAPITAL

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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2000. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2000 fiscal year, the Company was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE K - REGULATORY CAPITAL (continued)

    As of September 30, 2000 and 1999, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                                As of September 30, 2000
                                                                                                     Required
                                                                                                 to be "well-
                                                                      Required                capitalized" under
                                                                     for capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $35,008      7.5%       =>$ 6,961    =>1.5%         =>$23,204     => 5.0%

    Core capital                        $35,008      7.5%       =>$18,563    =>4.0%         =>$27,845     => 6.0%

    Risk-based capital                  $36,008     11.2%       =>$25,706    =>8.0%         =>$32,133     =>10.0%

                                                                As of September 30, 1999
                                                                                                     Required
                                                                                                 to be "well-
                                                                      Required                capitalized" under
                                                                     for capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $30,838      6.6%       =>$ 6,971    =>1.5%         =>$23,237     => 5.0%

    Core capital                        $30,838      6.6%       =>$18,590    =>4.0%         =>$27,885     => 6.0%

    Risk-based capital                  $31,722     10.0%       =>$25,378    =>8.0%         =>$31,722     =>10.0%

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

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998

NOTE L - STOCK OPTION PLANS

    Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,051,210 common shares to be granted at the discretion of the Board of Directors. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2000, 459,500 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008, while 126,680 options remained ungranted at the Plan's expiration date. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2000, 283,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 118,030 options were ungranted.

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

                                                                     2000         1999          1998
    Net earnings (In thousands)         As reported                $3,385       $2,940        $4,130
                                                                    =====        =====         =====

                                          Pro-forma                $3,120       $2,566        $4,039
                                                                    =====        =====         =====

    Earnings per share
      Basic                             As reported                  $.77         $.67          $.94
                                                                      ===          ===           ===

                                          Pro-forma                  $.71         $.58          $.92
                                                                      ===          ===           ===

      Diluted                           As reported                  $.74         $.64          $.90
                                                                      ===          ===           ===

                                          Pro-forma                  $.68         $.56          $.88
                                                                      ===          ===           ===

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE L - STOCK OPTION PLANS (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2000, 1999 and 1998: dividend yield of 2.9%, 2.3% and 3.4%, respectively, expected volatility of 20.0% for all years, risk-free interest rate of 6.5% for 2000, and 6.0% for 1999 and 1998 and expected lives of ten years for all grants.

    A summary of the status of the Corporation's stock option plans as of September 30, 2000, 1999 and 1998, and changes during the periods ending on those dates is presented below:

                                               2000                            1999                       1998
                                                   Weighted-                       Weighted-                  Weighted-
                                                     average                         average                    average
                                                    exercise                        exercise                   exercise
                                         Shares        price           Shares          price         Shares       price
    Outstanding at beginning of year    622,300       $ 7.89          481,000          $ 6.13       501,375        $5.78
    Granted                             135,500         9.26          154,500           13.21        30,000         9.94
    Exercised                            (8,300)        6.79          (13,200)           6.09       (50,375)        4.93
    Forfeited                            (6,500)       13.25               -                -            -             -
                                        -------        -----          -------           -----       -------         ----

    Outstanding at end of year          743,000       $ 8.11          622,300          $ 7.89       481,000        $6.13
                                        =======        =====          =======           =====       =======         ====

    Options exercisable at year-end     743,000       $ 8.11          622,300          $ 7.89       481,000        $6.13
                                        =======        =====          =======           =====       =======         ====
    Weighted-average fair value of
      options granted during the year                 $ 2.67                           $ 3.54                      $1.99
                                                       =====                            =====                       ====

    The following information applies to options outstanding at September 30, 2000:

    Number outstanding                                                 743,000
    Range of exercise prices                                    $6.75 - $13.25
    Weighted-average exercise price                                      $8.11
    Weighted-average remaining contractual life                     6.30 years

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the years ended September 30, 2000, 1999 and 1998.

                          Winton Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

    ASSETS                                                                          2000                  1999
                                                                                           (In thousands)
    Cash                                                                        $    372               $   421
    Investment in The Winton Savings and Loan Co.                                 35,358                31,284
    Corporate equity securities - at fair value                                      778                   975
    Prepaid expenses and other assets                                                 15                    16
    Prepaid federal income tax                                                        71                    71
                                                                                 -------                ------

             Total assets                                                        $36,594               $32,767
                                                                                  ======                ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Note payable                                                                 $ 2,000               $    -
    Accrued expenses and other liabilities                                           359                   331
    Deferred federal income taxes                                                    229                   296
                                                                                  ------                ------
             Total liabilities                                                     2,588                   627

    Shareholders' equity
      Additional paid-in capital                                                   9,972                 9,917
      Retained earnings                                                           23,593                21,619
      Unrealized gains on securities designated as
        available for sale, net of related tax effects                               441                   604
                                                                                  ------                ------

             Total shareholders' equity                                           34,006                32,140
                                                                                  ------                ------

             Total liabilities and shareholders' equity                          $36,594               $32,767
                                                                                  ======                ======

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          Winton Financial Corporation

                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                         2000              1999           1998
                                                                                     (In thousands)
    Revenue
      Interest and dividends on investments                            $   24            $   18         $   15
      Dividends received from subsidiary                                1,463             1,311            773
      Equity in undistributed earnings of subsidiary                    2,107             1,675          3,408
                                                                        -----             -----          -----
                                                                        3,594             3,004          4,196
    Expenses
      General and administrative                                          209                64             66
                                                                        -----             -----          -----

         Net earnings                                                  $3,385            $2,940         $4,130
                                                                        =====             =====          =====

                          Winton Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                         2000              1999           1998
                                                                                     (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                        $3,385            $2,940         $4,130
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary              (2,107)           (1,675)        (3,408)
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                 1               (17)           (61)
          Other                                                            28               109             42
                                                                        -----             -----          -----
             Net cash provided by operating activities                  1,307             1,357            703

     Cash flows used in investing activities:
      Investment in subsidiary                                         (2,000)               -              -

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowings                                          2,000                -              -
      Payment of dividends on common stock                             (1,411)           (1,291)        (1,059)
      Proceeds from exercise of stock options                              55                90            308
                                                                        -----             -----          -----
             Net cash provided by (used in)
               financing activities                                       644            (1,201)          (751)
                                                                        -----             -----          -----

    Net increase (decrease) in cash and cash equivalents                  (49)              156            (48)

    Cash and cash equivalents at beginning of year                        421               265            313
                                                                        -----             -----          -----

    Cash and cash equivalents at end of year                           $  372            $  421         $  265
                                                                        =====             =====          =====

                          Winton Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

    Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November, 2000, Winton Savings received OTS approval to make up to $1.7 million in capital distributions during fiscal 2001.

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

                                  Firstar, N.A.
                            Corporate Trust Services
                                425 Walnut Street
                           Cincinnati, Ohio 45201-1118

MARKET SPECIALIST. Cohen Specialists L.L.C./Palbro Partners L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 26, 2001, at 10:00 a.m. Eastern Standard Time, at Dante's Restaurant, 5510 Rybolt Road, Cincinnati, Ohio 45248.

FORM 10-K ANNUAL REPORT. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247
                Attention: Gregory P. Niesen, Secretary/Treasurer

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

Thomas H. Humes                                                      J. Clay Stinnett
President, Great Traditions Land &
Development Co.
                                                                     Officers
Timothy M. Mooney
Executive Vice President and                                         Robert L. Bollin
Chief Financial Officer                                              President
Kendle International Inc.
                                                                     Gregory J. Bollin
J. Clay Stinnett                                                     Executive Vice President
President, J.R. Concepts, Inc.
                                                                     Mary Ellen Lovett
                                                                     Senior Vice President/Savings
Officers
                                                                     Jill M. Burke
Robert L. Bollin                                                     Chief Financial Officer
President
                                                                     Gregory P. Niesen
Jill M. Burke                                                        Secretary/Treasurer
Chief Financial Officer

Gregory J. Bollin
Vice President

Mary Ellen Lovett
Vice President

Gregory P. Niesen
Secretary/Treasurer