Form 10-K, Exhibit 13
period 2001-09-30
WINTON FINANCIAL CORP
filed 2001-12-26
CIK 857907

Dear Shareholders and Friends:

         On behalf of the directors, officers and employees of Winton Financial Corporation, we are pleased to present our Annual Report to shareholders for the fiscal year ended September 30, 2001.

         Net earnings for the fiscal year ended September 30, 2001 totaled $3.9 million or $.85 per diluted share, representing an increase of $470,000, or 13.9%, over the net earnings of $3.4 million, or $.74 per diluted share, recorded in fiscal 2000. The strength of the current year's operating performance primarily resulted from a $515,000 after tax increase in the gain on sale of loans. Fiscal 2001 results were also enhanced by our cost containment efforts, which contributed to a $361,000, or 4.2%, reduction in general and administrative expense.

         As reported to you in the past, your Board of Directors and management have worked diligently to identify and fine tune our own special niche in the financial services industry, providing the impetus that allows us to compete in an increasingly competitive market. The origination and sale of mortgage loans provides Winton with the additional fee income that has become so necessary to succeed in the financial industry.

         With this in mind, Winton continued to build upon this operation in fiscal 2001 by increasing our sales force. In doing so, mortgage originations in 2001 rose 57% to $237 million compared to $151 million in fiscal 2000. As a result, loan sales increased over 100% from $51 million in 2000 to $103 million in fiscal 2001, culminating in the increased gain on sale of mortgage loans mentioned above.

         On the deposit side we witnessed, for the first time in many years, a shift from the capital markets to safer investment alternatives. During the fiscal year, retail deposits grew by $12 million, partially offset by the retirement of $5 million of brokered deposits.

         As we approach the coming year, we are encouraged by the recent significant drop in short-term rates that has provided a wider net interest margin. The declining rates have also sparked a high volume of mortgage loan originations during the first quarter of fiscal 2002. We are, however, keeping a watchful eye on a struggling economy. We feel a business slowdown and potential decline in asset quality during a recessionary period may challenge the financial sector in 2002.

         In conclusion, your management remains ever committed to meeting the challenges of steering Winton through this period of rapid and often unpredictable change. As always, we thank you for your continued support.

Sincerely,



Robert L. Bollin                            William J. Parchman
President                                   Chairman of the Board

                          Winton Financial Corporation


                          BUSINESS OF WINTON FINANCIAL

==============================================================================


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

                          Winton Financial Corporation

                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

===============================================================================


Winton Financial's common shares are listed on the American Stock Exchange, Inc. ("Amex"), under the symbol "WFI." As of December 7, 2001, Winton Financial had 4,445,054 common shares outstanding and held of record by approximately 420 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Presented on the next page are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2001 and 2000. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

                                                                                      Cash
Fiscal Year Ending September 30,                High               Low           Dividends
2001

Quarter ending December 31, 2000              $10.94              $8.50             $.0825
Quarter ending March 31, 2001                  10.25               8.35              .0825
Quarter ending June 30, 2001                    9.35               8.10              .0825
Quarter ending September 30, 2001              10.00               8.20              .0825

2000

Quarter ending December 31, 1999              $14.94             $12.50              $.080
Quarter ending March 31, 2000                  14.00               8.50               .080
Quarter ending June 30, 2000                   10.38               7.50               .080
Quarter ending September 30, 2000              11.50               8.63               .080


The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a subsidiary of a savings and loan holding company must file a notice or an application with the OTS before it can declare and pay a dividend (1) if the proposed distributions would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

                          Winton Financial Corporation


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

===============================================================================


The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

                                                                            At September 30,
Statement of Financial Condition Data: (1)            2001           2000           1999            1998           1997
                                                                               (In thousands)
Total amount of:
  Assets                                          $473,776       $465,214       $466,278        $408,938       $371,233
  Interest-bearing deposits in other
    financial institutions                           3,732            672            434           4,879          3,782
  Investment securities (2)                         14,263         20,030         22,385          20,437         16,231
  Mortgage-backed securities (2)                     7,298         12,612         13,943          16,801         20,149
  Loans receivable, net (3)                        431,324        415,447        413,550         351,369        317,830
  Deposits                                         316,960        309,889        312,072         306,343        279,034
  FHLB advances and other borrowings               114,668        115,720        116,532          67,404         61,754
  Shareholders' equity - net, restricted            36,690         34,006         32,140          30,387         26,610



                                                                         For the year ended September 30,
Statement of Earnings Data: (1)                       2001           2000           1999            1998           1997
                                                                    (In thousands, except share data)
Total interest income                              $35,605        $35,942        $32,896         $30,793        $27,746
Total interest expense                             (23,536)       (23,470)       (20,313)        (19,112)       (17,157)
                                                    ------         ------         ------          ------         ------
Net interest income                                 12,069         12,472         12,583          11,681         10,589
Provision for losses on loans                         (300)          (125)          (160)            (86)            (6)
                                                    ------         ------         ------          ------         ------
Net interest income after provision for
  losses on loans                                   11,769         12,347         12,423          11,595         10,583
Other income                                         2,316          1,393          2,234           2,233          1,756
General, administrative and other expense           (8,293)        (8,654)       (10,077)         (7,606)        (7,153)
                                                    ------         ------         ------          ------         ------
Earnings before income taxes                         5,792          5,086          4,580           6,222          5,186
Federal income taxes                                (1,937)        (1,701)        (1,640)         (2,092)        (1,709)
                                                    ------         ------         ------          ------         ------
Net earnings                                       $ 3,855        $ 3,385        $ 2,940         $ 4,130        $ 3,477
                                                    ======         ======         ======          ======         ======

Earnings per share
  Basic                                             $0.87           $0.77          $0.67           $0.94          $0.80
                                                     ====            ====           ====            ====           ====
  Diluted                                           $0.85           $0.74          $0.64           $0.90          $0.79
                                                     ====            ====           ====            ====           ====


------------------------------

(1) The financial data as of and for the fiscal years ended September 30, 1997 and 1998, were previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.
(2) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.
(3)  Includes loans held for sale.

                          Winton Financial Corporation

===============================================================================


                                                                   At or for the year ended September 30,
Other Data:  (1)                                      2001           2000           1999            1998           1997
Interest rate spread                                  2.26%          2.35%          2.63%           2.65%          2.75%
Net interest margin                                   2.63           2.70           2.95            3.02           3.07
Return on average equity (2)                         10.87          10.19           9.32           14.42          13.76
Return on average assets (2)                           .82            .72            .67            1.05            .98
Shareholders' equity to assets                        7.74           7.31           6.89            7.43           7.17
Average interest-earning assets to
  average interest-bearing liabilities              107.34         106.80         106.53          107.43         106.31
Net interest income to general,
  administrative and other expense (2)              145.53         144.12         124.87          153.58         148.04
General, administrative and other
  expense to average total assets (2)                 1.77           1.83           2.30            1.87           2.62
Nonperforming assets to total
  assets                                               .68            .42            .16             .15            .31
Allowance for loan losses to
  nonperforming loans                                43.51          81.50         378.86          220.13         111.72
Dividend payout ratio                                37.93          41.56          43.82           25.68          27.21

Number of:
  Loans outstanding                                  6,743          7,021          7,065           6,936          6,616
  Deposit accounts                                  26,125         26,022         26,058          26,503         25,495
  Full service offices                                   7              7              7               8              8

------------------------------

(1) The financial data as of and for the fiscal years ended September 30, 1997 and 1998, were previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.
(2) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

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

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2001, 2000 and 1999.


Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2001, and the results of operations for fiscal 2001 compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

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

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001," and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000;"

4. Management's opinion as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001

Winton Financial's consolidated assets totaled $473.8 million at September 30, 2001, an increase of $8.6 million, or 1.8%, over September 30, 2000 levels. The increase was funded by a $7.1 million increase in deposits and a $2.7 million increase in stockholders' equity, which were partially offset by a $1.1 million decrease in borrowings. Management controlled the growth of the Corporation during fiscal 2001 to effectively manage the Company's interest rate risk position in a declining interest rate environment.

Cash and interest-bearing deposits increased during fiscal 2001 by $3.6 million, or 177.3%, to $5.6 million at September 30, 2001. Investment securities totaled $14.3 million at September 30, 2001, a decrease of $5.8 million, or 28.8%, from 2000 levels. This decrease resulted from sales and maturities of investment securities totaling $10.8 million and $9.7 million, respectively, during fiscal 2001, which were partially offset by purchases of $14.6 million. During the first quarter of fiscal 2001, the Corporation reclassified $14.0 million of investment securities held to maturity to an available for sale classification coincident with the adoption of SFAS No. 133. Sales of such reclassified securities totaled $7.9 million during December 2000 and January 2001.

Loans receivable, including loans held for sale, increased by $15.9 million, or 3.8%, during fiscal 2001 to a total of $431.3 million. The increase was due to $237.1 million in new loans originated, which was partially offset by loans sold of $103.0 million and principal repayments of $118.0 million. Loan sales volume increased by $52.2 million, or 102.9%, over fiscal 2000 levels. During fiscal 2001 loan origination volume increased by $86.3 million, or 57.2%, over fiscal 2000. Winton Savings experienced increased loan origination volume compared to the previous year primarily as a result of the decrease in interest rates in the economy. The growth in the loan portfolio consisted primarily of an $11.3 million increase in loans secured by nonresidential real estate and land, a $1.1 million increase in loans secured by multi-family real estate, a $2.1 million decrease in the level of undisbursed loans in process, a $2.3 million increase in loans held for sale and a $690,000 increase in loans secured by one- to four-family residential real estate, which were partially offset by a $1.3 million decline in construction loans. Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business and/or income-producing properties. The Company has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

At September 30, 2001, the allowance for loan losses of Winton Savings totaled $1.2 million, an increase of $194,000, or 19.4%, over the level maintained at September 30, 2000. At September 30, 2001, the allowance represented approximately .27% of the total loan portfolio and 43.5% of total non-performing loans. At that date, the ratio of total non-performing loans to total loans amounted to .62% compared to .28% at September 30, 2000. Nonperforming loans amounted to $2.7 million and $1.2 million at September 30, 2001 and 2000, respectively. At September 30, 2001, nonperforming loans were comprised primarily of a loan concentration secured by a residential development project totaling $1.8 million and loans secured by one- to four-family residential real estate totaling approximately $970,000. The $1.8 million loan concentration is the subject of litigation between Winton Savings and the borrower. While management believes Winton Savings to be adequately secured with respect to such loan, the presence of ongoing litigation has resulted in management's classification of the credit as impaired at September 30, 2001. It is the opinion of management that nonperforming loans are adequately collateralized and no unreserved losses are anticipated on nonperforming loans. Although management believes that its allowance for loan losses at September 30, 2001, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001 (continued)

Deposits totaled $317.0 million at September 30, 2001, an increase of $7.1 million, or 2.3%, over 2000 levels. The increase resulted from a $3.2 million increase in passbook accounts and an increase in NOW and money market accounts of $4.1 million. Certificates of deposit decreased by $264,000 from the September 30, 2000 levels. However, the mix of certificates changed as $4.6 million, or 21.3%, of brokered certificates matured and were replaced with retail certificates. Passbook balances increased as consumers chose to place funds in our "Smart Savers" product. NOW accounts increased primarily due to the larger balances maintained by title companies as a result of increased loan volume at year end.

Advances from the FHLB and other borrowings totaled $114.7 million at September 30, 2001, a decrease of $1.1 million, or .9%, from the amount outstanding at September 30, 2000. Management used proceeds from deposit growth to repay overnight borrowings and to fund new loan originations.

Shareholders' equity totaled $36.7 million at September 30, 2001, an increase of $2.7 million, or 7.9%, over the September 30, 2000 total. The increase resulted primarily from net earnings of $3.9 million, coupled with $170,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.5 million.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000

General

Net earnings for the fiscal year ended September 30, 2001, totaled $3.9 million, a $470,000, or 13.9%, increase over the $3.4 million in net earnings reported for fiscal 2000. The increase in earnings was comprised of a $923,000 increase in other income and a $361,000 decrease in general, administrative and other expense, which were partially offset by a $403,000 decrease in net interest income, a $175,000 increase in the provision for losses on loans and a $236,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $35.6 million for fiscal 2001, a decrease of $337,000, or .9%, from fiscal 2000. The decrease resulted primarily from a $3.0 million, or .7%, decrease in average interest-earning assets year to year and a 2 basis point decrease in the weighted-average yield, to 7.76% in fiscal 2001. Interest income on loans and mortgage-backed securities totaled $34.1 million in fiscal 2001, a decrease of $237,000, or .7%, from fiscal 2000. This decrease resulted primarily from a $2.4 million, or .6%, decrease in the average balance outstanding and a decrease in yield from 7.92% in 2000 to 7.91% in fiscal 2001. Interest income on investment securities and interest-bearing deposits totaled $1.5 million, a $100,000, or 6.1%, decrease from fiscal 2000, due primarily to a $646,000 decrease in the average balance outstanding and a decrease in yield from 5.70% in 2000 to 5.47% in fiscal 2001.

Interest expense on deposits totaled $16.4 million for fiscal 2001, an increase of $564,000, or 3.6%, over fiscal 2000. The increase resulted primarily from an increase in the average cost of deposits from 5.08% in fiscal 2000 to 5.23% in fiscal 2001 and an increase in the average balance outstanding of $1.7 million, or .5%. Interest expense on borrowings totaled $7.1 million for fiscal 2001, a decrease of $498,000, or 6.5%, from fiscal 2000, due primarily to a $6.7 million, or 5.6%, decrease in the average balance outstanding and a decrease of 6 basis points in the average cost of borrowings, to 6.27% in fiscal 2001.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $403,000, or 3.2%, to $12.1 million for fiscal 2001, compared to $12.5 million for fiscal 2000. The interest rate spread declined by 9 basis points, from 2.35% for fiscal 2000 to 2.26% for fiscal 2001. The net interest margin amounted to 2.63% for fiscal 2001, compared to 2.70% for fiscal 2000.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio, management recorded a $300,000 provision for losses on loans during the fiscal year ended September 30, 2001, compared to a provision of $125,000 recorded in the 2000 period. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, actual charge-offs of consumer loans totaling $124,000 incurred during the fiscal year ended September 30, 2001, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

                                                                         September 30,
                                                               2001                      2000
                                                                    (Dollars in thousands)
Loans delinquent
  30 to 89 days                                             $11,059                    $5,018
  90 or more days                                             2,744                     1,227
                                                             ------                     -----

         Total delinquent loans                             $13,803                    $6,245
                                                             ======                     =====

Loans accounted for on nonaccrual basis                     $ 2,428                    $1,227
Loans greater than 90 days and still accruing                   316                        -
Other real estate owned                                         486                       716
                                                             ------                     -----

         Total nonperforming assets                         $ 3,230                    $1,943
                                                             ======                     =====

Allowance for loan losses                                   $ 1,194                    $1,000
                                                             ======                     =====

Allowance for loan losses to total loans                       0.27%                     0.23%
Allowance for loan losses to nonperforming loans              43.51%                    81.50%
Allowance for loan losses to nonperforming assets             36.97%                    51.47%
Nonperforming loans to total loans                             0.62%                     0.28%

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Provision for Losses on Loans (continued)

While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in the Company's loan portfolio at this time, no assurance can be given that the level of the allowance will be sufficient to cover future loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income

Other income totaled $2.3 million for the fiscal year ended September 30, 2001, an increase of $923,000, or 66.3%, compared to fiscal 2000, primarily due to a $661,000 increase in mortgage banking income, coupled with a $231,000 gain on sale of investment securities designated as available for sale and $29,000 increase in other operating income. The increase in mortgage banking income can be attributed to an increase in sales volume year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $8.3 million for the fiscal year ended September 30, 2001, a decrease of $361,000, or 4.2%, compared to fiscal 2000. The decrease consisted of declines in advertising expense of $125,000, or 38.5%, federal deposit insurance premiums of $80,000, or 56.7%, other operating expense of $72,000, or 5.2%, employee compensation and benefits of $68,000, or 1.5%, and occupancy and equipment expense of $68,000, or 4.9%. These decreases were partially offset by an increase in franchise tax expense of $45,000, or 13.6%. During the first quarter of fiscal 2001, management implemented cost reduction programs which resulted in the overall decline in expenses. In addition, the Company's controlled growth resulted in a decreased risk classification and corresponding decline in federal deposit insurance premiums period to period.

Federal Income Taxes

The provision for federal income taxes was $1.9 million for fiscal 2001, an increase of $236,000, or 13.9%, compared to fiscal 2000. This increase resulted primarily from the increase in net earnings before taxes of $706,000, or 13.9%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2001 and 2000.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999

General

Net earnings for the fiscal year ended September 30, 2000, totaled $3.4 million, a $445,000, or 15.1%, increase over the $2.9 million in net earnings reported for fiscal 1999. In fiscal 1999, Winton recorded an after-tax charge of $1.1 million for costs associated with the acquisition of BenchMark. Before consideration of these merger costs, net earnings amounted to $4.1 million in fiscal 1999. The decrease in earnings, before merger-related charges, of $677,000, or 16.7%, resulted primarily from an $841,000 decline in other income, a $151,000 increase in general, administrative and other expense, a $111,000 decline in net interest income, and a $182,000 increase in the provision for federal income taxes, which were partially offset by a $35,000 decline in the provision for losses on loans.

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

Provision for Losses on Loans

Based upon an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio, management recorded a $125,000 provision for losses on loans during fiscal 2000, compared to a provision of $160,000 recorded in fiscal 1999. The fiscal 2000 provision was based primarily upon growth in the loan portfolio during the year and the increase in nonperforming loans.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


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

General, Administrative and Other Expense

General, administrative and other expense increased by $151,000, or 1.8%, for the year ended September 30, 2000, compared to the same period in 1999, excluding the $1.6 million of one-time pre-tax merger-related charges recorded in fiscal 1999. The increase consisted of a $293,000, or 6.8%, increase in employee compensation and benefits, a $51,000, or 18.6%, increase in advertising expense and a $12,000 increase in occupancy and equipment expense. These increases were partially offset by a $139,000, or 9.1%, decrease in other operating expense, a $37,000, or 20.8%, decrease in federal deposit insurance premiums and a decrease in franchise taxes of $31,000, or 8.6%. The increase in employee compensation and benefits resulted primarily from a reduction in deferred salary costs due to a decrease in loan production volume, coupled with normal merit increases. Also, during fiscal 2000, a one-time payment was made to an executive officer for early retirement. The decrease in other operating expense was attributable to efficiencies realized in the merger with BenchMark. The decrease in federal deposit insurance premiums was due to a reduction in insurance premium rates.

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

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

===============================================================================

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

                                                                                                  Year ended September 30,
                                                       2001                          2000                                 1999
                                            Average Interest              Average Interest               Average Interest
                                        outstanding  earned/  Yield/  outstanding  earned/   Yield/  outstanding  earned/     Yield/
                                            balance     paid    rate      balance     paid     rate      balance     paid       rate
                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                     $420,488  $33,416   7.95%     $420,024  $33,521    7.98%     $382,745  $30,343      7.93%
  Mortgage-backed securities                 10,384      653   6.29        13,241      785    5.93        15,317      874      5.71
  Investment securities                      17,913      960   5.36        21,808    1,182    5.42        21,275    1,185      5.57
  Interest-bearing deposits and other        10,157      576   5.67         6,908      454    6.57         7,671      494      6.44
                                            -------   ------   ----       -------   ------    ----       -------   ------      ----
     Total interest-earning assets          458,942   35,605   7.76       461,981   35,942    7.78       427,008   32,896      7.70

Non-interest-earning assets                   9,600                        10,721                         10,816
                                            -------                       -------                        -------

     Total assets                          $468,542                      $472,702                       $437,824
                                            =======                       =======                        =======

Interest-bearing liabilities:
  Deposits                                 $314,020   16,421   5.23      $312,338   15,857    5.08      $310,471   15,235      4.91
  FHLB advances and other borrowings        113,546    7,115   6.27       120,239    7,613    6.33        90,365    5,078      5.62
                                            -------   ------   ----       -------   ------    ----       -------   ------      ----
     Total interest-bearing liabilities     427,566   23,536   5.50       432,577   23,470    5.43       400,836   20,313      5.07
                                                      ------   ----                 ------    ----                 ------      ----

Non-interest-bearing liabilities              5,524                         6,912                          5,455
                                            -------                       -------                        -------

     Total liabilities                      433,090                       439,489                        406,291

Shareholders' equity                         35,452                        33,213                         31,533
                                            -------                       -------                        -------

     Total liabilities and shareholders'
       equity                              $468,542                      $472,702                       $437,824
                                            =======                       =======                        =======

Net interest income/Interest rate spread             $12,069   2.26%               $12,472    2.35%               $12,583      2.63%
                                                      ======   ====                 ======    ====                 ======      ====
Net interest margin (net interest income as a
  percent of average interest-earning assets)                  2.63%                          2.70%                            2.95%
                                                               ====                           ====                             ====

Average interest-earning assets to interest-
 bearing liabilities                                         107.34%                        106.80%                          106.53%
                                                             ======                         ======                           ======

---------------------------

(1)     Includes loans held for sale and nonaccrual loans.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


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

                                                                           Year ended September 30,
                                                             2001 vs. 2000                          2000 vs. 1999
                                                               Increase                               Increase
                                                              (decrease)                             (decrease)
                                                                due to                                 due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable (1)                                 $ 37      $(142)     $(105)         $2,974    $   204     $3,178
  Mortgage-backed securities                           (178)        46       (132)           (121)        32        (89)
  Investment securities                                (209)       (13)      (222)             29        (32)        (3)
  Other interest-earning assets (2)                     191        (69)       122             (51)        11        (40)
                                                        ---       ----       ----           -----     ------      -----
     Total interest income                             (159)      (178)      (337)          2,831        215      3,046

Interest expense attributable to:
  Deposits                                               85        479        564              93        529        622
  Borrowings                                           (420)       (78)      (498)          1,833        702      2,535
                                                        ---       ----       ----           -----     ------      -----
     Total interest expense                            (335)       401         66           1,926      1,231      3,157
                                                        ---       ----       ----           -----     ------      -----

Increase (decrease) in net interest income             $176      $(579)     $(403)         $  905    $(1,016)    $ (111)
                                                        ===       ====       ====           =====     ======      =====

------------------------------

(1)  Includes loans held for sale.

(2)  Includes interest-bearing deposits.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to increase the interest-rate sensitivity of the assets of Winton Savings by emphasizing the origination of adjustable-rate mortgage loans, (2) to maintain an investment portfolio with a relatively short term to maturity, (3) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market, and
(4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, subject to repricing within a three-year time frame, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment. At September 30, 2001, approximately $154.6 million, or 33.7%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates. As a part of its effort to monitor its interest rate risk, Winton Savings reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology, adopted by the OTS as part of its capital regulations, to the assets and liabilities of Winton Savings. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. The OTS includes an interest rate risk component to the regulatory risk-based capital requirement which requires that if the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. The implementation of this interest rate component has been delayed.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Asset and Liability Management (continued)

At September 30, 2001, 2% of the present value of Winton Savings' assets was approximately $9.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $15.0 million at September 30, 2001, Winton Savings would have been required to reduce its capital by approximately $2.6 million in determining whether Winton Savings met its risk-based capital requirement, if such regulation had been in effect. Regardless of such reduction, however, Winton Savings' risk-based capital at September 30, 2001, would still have exceeded the regulatory requirement by approximately $8.6 million.

The following tables express an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

                                 Board limit
Change in interest rate           NPV Ratio           September 30, 2001             September 30, 2000
    (Basis Points)             not less than               NPV Ratio                      NPV Ratio
        +300                        4.00%                     4.82%                          3.75%
        +200                        6.00                      6.37                           5.29
        +100                        6.50                      7.84                           6.78
          -                         7.00                      9.11                           8.17
        -100                        7.50                      9.89                           9.31
        -200                        8.00                     10.45                          10.23
        -300                        8.50                     12.15                          11.13

As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in the above table are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities, and early withdrawal levels from certificates of deposit, would likely deviate significantly from those assumed in making the risk calculations.

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

===============================================================================


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

At September 30, 2001, Winton Savings had $151.1 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain additional advances from the FHLB of Cincinnati. At September 30, 2001, the Company had $112.7 million of outstanding FHLB advances. The Company has also utilized brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 2001, the Company had $17.0 million in brokered deposits.

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                            For the year ended September 30,
                                                                         2001              2000           1999
                                                                                     (In thousands)
Net earnings                                                           $3,855            $3,385        $ 2,940
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities                      (2,823)            1,317          6,722
                                                                        -----             -----         ------
Net cash provided by operating activities                               1,032             4,702          9,662
Net cash used in investing activities                                  (2,433)             (534)       (68,535)
Net cash provided by (used in) financing activities                     4,987            (4,226)        53,878
                                                                        -----             -----         ------
Net increase (decrease) in cash and
  cash equivalents                                                      3,586               (58)        (4,995)
Cash and cash equivalents at beginning of year                          2,023             2,081          7,076
                                                                        -----             -----         ------
Cash and cash equivalents at end of year                               $5,609            $2,023        $ 2,081
                                                                        =====             =====         ======

Winton Financial believes that the Company's liquidity posture at September 30, 2001, was adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2001, Winton Savings' tangible capital of $37.4 million, or 7.9% of adjusted total assets, exceeded the 1.5% requirement by $30.3 million; its core capital of $37.4 million, or 7.9% of adjusted total assets, exceeded the minimum 4.0% requirement by $18.5 million; and its risk-based capital of $38.6 million, or 11.3% of risk-weighted assets, exceeded the 8% requirement by $11.2 million.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Effects of Recent Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on Winton Financial's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 is not expected to have a material effect on the Corporation's financial position or results of operations.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winton Financial Corporation as of September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 7, 2001

                          Winton Financial Corporation


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

===============================================================================


                                                                                                       September 30,
         ASSETS                                                                                  2001              2000
                                                                                                     (In thousands)
Cash and due from banks                                                                      $  1,877          $  1,351
Interest-bearing deposits in other financial institutions                                       3,732               672
                                                                                              -------           -------
         Cash and cash equivalents                                                              5,609             2,023

Investment securities available for sale - at market                                           14,263             4,273
Investment securities held to maturity - at amortized cost, approximate
  market value of $15,661,000 at September 30, 2000                                                -             15,757
Mortgage-backed securities available for sale - at market                                         262               345
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $6,936,000 and $11,850,000 at  September 30, 2001 and 2000,
  respectively                                                                                  7,036            12,267
Loans receivable - net                                                                        427,485           413,904
Loans held for sale - at lower of cost or market                                                3,839             1,543
Office premises and equipment - at depreciated cost                                             3,247             3,418
Real estate acquired through foreclosure                                                          486               716
Federal Home Loan Bank stock - at cost                                                          7,458             6,941
Accrued interest receivable                                                                     3,205             3,245
Prepaid expenses and other assets                                                                 667               502
Intangible assets - net of amortization                                                           219               280
                                                                                              -------           -------

          Total assets                                                                       $473,776          $465,214
                                                                                              =======           =======

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                     $316,960          $309,889
Advances from the Federal Home Loan Bank                                                      112,668           113,720
Other borrowed money                                                                            2,000             2,000
Accounts payable on mortgage loans serviced for others                                            682               786
Advance payments by borrowers for taxes and insurance                                           1,409             1,148
Other liabilities                                                                               1,570             1,678
Accrued federal income taxes                                                                       25               274
Deferred federal income taxes                                                                   1,772             1,713
                                                                                              -------           -------
         Total liabilities                                                                    437,086           431,208

Commitments                                                                                        -                 -

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized; no shares issued                -                 -
  Common stock - 18,000,000 shares without par value authorized;
    4,438,014 and 4,412,014 shares issued and outstanding at September 30,
    2001 and 2000, respectively                                                                    -                 -
  Additional paid-in capital                                                                   10,142             9,972
  Retained earnings - restricted                                                               25,985            23,593
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                  563               441
                                                                                              -------           -------
          Total shareholders' equity                                                           36,690            34,006
                                                                                              -------           -------

          Total liabilities and shareholders' equity                                         $473,776          $465,214
                                                                                              =======           =======




The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                       CONSOLIDATED STATEMENTS OF EARNINGS

===============================================================================


                                                                                             Year ended September 30,
                                                                                    2001            2000           1999
                                                                                     (In thousands, except share data)
Interest income
  Loans                                                                          $33,416         $33,521        $30,343
  Mortgage-backed securities                                                         653             785            874
  Investment securities                                                              960           1,182          1,185
  Interest-bearing deposits and other                                                576             454            494
                                                                                  ------          ------         ------
         Total interest income                                                    35,605          35,942         32,896

Interest expense
  Deposits                                                                        16,421          15,857         15,235
  Borrowings                                                                       7,115           7,613          5,078
                                                                                  ------          ------         ------
         Total interest expense                                                   23,536          23,470         20,313
                                                                                  ------          ------         ------

         Net interest income                                                      12,069          12,472         12,583

Provision for losses on loans                                                        300             125            160
                                                                                  ------          ------         ------

         Net interest income after provision for losses on loans                  11,769          12,347         12,423

Other income
  Gain on sale of mortgage loans                                                   1,243             462          1,368
  Gain on sale of investment securities designated as available for sale             239               8             -
  Gain (loss) on sale of real estate acquired through foreclosure                     -               (2)            70
  Mortgage servicing fees, net                                                       169             289            142
  Other operating                                                                    665             636            654
                                                                                  ------          ------         ------
         Total other income                                                        2,316           1,393          2,234

General, administrative and other expense
  Employee compensation and benefits                                               4,556           4,624          4,331
  Occupancy and equipment                                                          1,316           1,384          1,372
  Federal deposit insurance premiums                                                  61             141            178
  Franchise taxes                                                                    375             330            361
  Amortization of intangible assets                                                   61              61             61
  Advertising                                                                        200             325            274
  Data processing                                                                    411             404            402
  Other operating                                                                  1,313           1,385          1,524
  Merger related costs                                                                -               -           1,574
                                                                                  ------          ------         ------
         Total general, administrative and other expense                           8,293           8,654         10,077
                                                                                  ------          ------         ------

         Earnings before income taxes                                              5,792           5,086          4,580

Federal income taxes
  Current                                                                          1,941           1,590          1,541
  Deferred                                                                            (4)            111             99
                                                                                  ------          ------         ------
         Total federal income taxes                                                1,937           1,701          1,640
                                                                                  ------          ------         ------

         NET EARNINGS                                                            $ 3,855         $ 3,385        $ 2,940
                                                                                  ======          ======         ======

         EARNINGS PER SHARE
           Basic                                                                    $.87            $.77           $.67
                                                                                     ===             ===            ===

           Diluted                                                                  $.85            $.74           $.64
                                                                                     ===             ===            ===


The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

===============================================================================


                                                                                            Year ended September 30,
                                                                                    2001            2000           1999
                                                                                              (In thousands)
Net earnings                                                                      $3,855          $3,385         $2,940

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $144, $(81) and $7 in
    2001, 2000 and 1999, respectively                                                280            (158)            14

Reclassification adjustment for realized gains
  included in earnings, net of tax of $81 and $3 in
  2001 and 2000, respectively                                                       (158)             (5)            -
                                                                                   -----          ------          -----

Comprehensive income                                                              $3,977          $3,222         $2,954
                                                                                   =====           =====          =====

Accumulated comprehensive income                                                  $  563          $  441         $  604
                                                                                   =====           =====          =====





























The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

===============================================================================


                                                                                              Unrealized
                                                                                                gains on
                                                               Additional                     securities
                                                    Common        paid-in       Retained       available
                                                     stock        capital       earnings        for sale          Total
                                                                    (In thousands, except share data)
Balance at October 1, 1998                            $ -         $ 9,827        $19,970            $590        $30,387

Proceeds from exercise of
  stock options                                         -              90             -               -              90
Net earnings for the year ended
  September 30, 1999                                    -              -           2,940              -           2,940
Unrealized gains on securities designated
  as available for sale, net of related tax effects     -              -              -               14             14
Cash dividends of $.2936 per share                      -              -          (1,291)             -          (1,291)
                                                       ---         ------         ------             ---         ------

Balance at September 30, 1999                           -           9,917         21,619             604         32,140

Proceeds from exercise of stock options                 -              55             -               -              55
Net earnings for the year ended
  September 30, 2000                                    -              -           3,385              -           3,385
Unrealized losses on securities designated
  as available for sale, net of related tax effects     -              -              -             (163)          (163)
Cash dividends of $.32 per share                        -              -          (1,411)             -          (1,411)
                                                       ---         ------         ------             ---         ------

Balance at September 30, 2000                           -           9,972         23,593             441         34,006

Proceeds from exercise of stock options                 -             170             -               -             170
Net earnings for the year ended
  September 30, 2001                                    -              -           3,855              -           3,855
Unrealized gains on securities designated
  as available for sale, net of related tax effects     -              -              -              122            122
Cash dividends of $.33 per share                        -              -          (1,463)             -          (1,463)
                                                       ---         ------         ------             ---         ------

Balance at September 30, 2001                         $ -         $10,142        $25,985            $563        $36,690
                                                       ===         ======         ======             ===         ======












The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

===============================================================================


                                                                                                Year ended September 30,
                                                                                         2001           2000           1999
                                                                                                  (In thousands)
Cash flows from operating activities:
  Net earnings for the year                                                          $  3,855       $  3,385       $  2,940
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and mortgage-backed
      securities                                                                           83             54             65
    Amortization of deferred loan origination fees                                        (82)           (50)           (87)
    Depreciation and amortization                                                         457            530            525
    Amortization of intangible assets                                                      61             61             61
    Gain on sale of investment securities designated as available for sale               (239)            (8)            -
    Loss on merger-related disposition of office premises and equipment                    -              -             174
    (Gain) loss on sale of real estate acquired through foreclosure                        -               2            (70)
    Provision for losses on loans                                                         300            125            160
    Gain on sale of mortgage loans                                                     (1,159)          (398)        (1,179)
    Loans disbursed for sale in the secondary market                                 (105,264)       (49,797)       (93,494)
    Proceeds from sale of loans in the secondary market                               104,127         51,144        100,434
    Federal Home Loan Bank stock dividends                                               (517)          (473)          (346)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                          40            (18)          (118)
      Prepaid expenses and other assets                                                  (165)           (69)           147
      Accounts payable on mortgage loans serviced for others                             (104)           (52)          (125)
      Other liabilities                                                                  (108)          (312)           525
      Federal income taxes
        Current                                                                          (249)           467            (49)
        Deferred                                                                           (4)           111             99
                                                                                      -------        -------        -------
         Net cash provided by operating activities                                      1,032          4,702          9,662

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                       9,650          3,100          8,150
  Proceeds from sale of investment securities designated as
    available for sale                                                                 11,088          1,500             -
  Purchase of investment securities designated as held to maturity                         -          (1,255)       (10,095)
  Purchase of investment securities designated as available for sale                  (14,590)        (1,250)            -
  Principal repayments on mortgage-backed securities                                    5,274          1,301          2,813
  Loan principal repayments                                                           118,030         97,218        122,174
  Loan disbursements                                                                 (131,829)      (101,042)      (192,998)
  Proceeds from sale of loan participations                                                -             903          2,730
  Purchase and renovation of office premises and equipment                               (268)          (222)          (556)
  Proceeds from sale of real estate acquired through foreclosure                          241            180            249
  Additions to real estate acquired through foreclosure                                   (29)          (424)           (15)
  Purchase of Federal Home Loan Bank stock                                                 -            (543)          (987)
                                                                                      -------        -------        -------
         Net cash used in investing activities                                         (2,433)          (534)       (68,535)
                                                                                      -------        -------        -------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                       (1,401)         4,168        (58,873)
                                                                                      -------        -------        -------

                          Winton Financial Corporation


                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

===============================================================================


                                                                                            Year ended September 30,
                                                                                    2001            2000           1999
                                                                                              (In thousands)
         Net cash provided by (used in) operating and investing
           activities (balance brought forward)                                  $(1,401)        $ 4,168       $(58,873)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts, including
    purchased deposits                                                             7,071          (2,183)         5,729
  Proceeds from Federal Home Loan Bank advances and
    other borrowings                                                              67,000          64,350         66,000
  Repayment of Federal Home Loan Bank advances                                   (68,052)        (65,162)       (16,872)
  Advances by borrowers for taxes and insurance                                      261             125            222
  Proceeds from exercise of stock options                                            170              55             90
  Dividends paid on common stock                                                  (1,463)         (1,411)        (1,291)
                                                                                  ------          ------        -------
         Net cash provided by (used in) financing activities                       4,987          (4,226)        53,878
                                                                                  ------          ------        -------

Net increase (decrease) in cash and cash equivalents                               3,586             (58)        (4,995)

Cash and cash equivalents at beginning of year                                     2,023           2,081          7,076
                                                                                  ------          ------        -------

Cash and cash equivalents at end of year                                         $ 5,609         $ 2,023       $  2,081
                                                                                  ======          ======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $ 1,870         $ 1,117       $  1,581
                                                                                  ======          ======        =======

    Interest on deposits and borrowings                                          $23,602         $23,407       $ 20,157
                                                                                  ======          ======        =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through
    foreclosure                                                                  $    26         $   424       $    567
                                                                                  ======          ======        =======

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                                 $   171         $   152       $    488
                                                                                  ======          ======        =======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                               $   122         $  (163)      $     14
                                                                                  ======          ======        =======

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 140                                                 $    84         $    64       $    189
                                                                                  ======          ======        =======

  Transfer of investment securities held to maturity to an
    available for sale classification                                            $14,002         $    -        $     -
                                                                                  ======          ======        =======



The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


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

    The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

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

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 2001 and 2000, the Corporation's shareholders' equity reflected net unrealized gains on securities designated as available for sale totaling $563,000 and $441,000, respectively.

    Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2001 and 2000, loans held for sale were carried at cost.

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

    SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    The Company recorded amortization related to mortgage servicing rights totaling approximately $164,000, $81,000 and $254,000 for the years ended September 30, 2001, 2000 and 1999, respectively. At September 30, 2001, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $892,000 and $659,000, respectively. At September 30, 2000, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $1.2 million and $739,000, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    At September 30, 2001, the Company had $1.8 million in loans defined as impaired under SFAS No. 114. There was no specific allowance for loan losses maintained for such loans at September 30, 2001. At September 30, 2000, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


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

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Employee Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of $90,000, $85,000 and $125,000 were made to the ESOP for the years ended September 30, 2001, 2000 and 1999, respectively. At September 30, 2001, the ESOP held 328,748 shares (adjusted) of the Corporation's common stock, all of which had been allocated to participants as of that date.

    The Company has a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan by the Company totaled $42,000, $40,000 and $44,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon 4,429,603, 4,408,655 and 4,395,166 weighted-average shares outstanding for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 4,532,844, 4,567,706 and, 4,583,738 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 103,241, 159,051 and 188,572 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

    Options to purchase 303,500 and 193,000 shares of common stock with a respective weighted-average exercise price of $11.17 and $12.55 were outstanding at September 30, 2001 and 2000, respectively, but were excluded from the computation of common share equivalents for the years ended September 30, 2001 and 2000, because the exercise prices were greater than the average market price of common shares.

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

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2001 and 2000:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2001 and 2000, was not material.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                                2001                        2000
                                                                     Carrying         Fair        Carrying         Fair
                                                                        value        value           value        value
                                                                                          (In thousands)
    Financial assets
      Cash and cash equivalents                                      $  5,609     $  5,609        $  2,023     $  2,023
      Investment securities designated
        as available for sale                                          14,263       14,263           4,273        4,273
      Investment securities - at cost                                      -            -           15,757       15,661
      Mortgage-backed securities designated
        as available for sale                                             262          262             345          345
      Mortgage-backed securities - at cost                              7,036        6,936          12,267       11,850
      Loans receivable - net                                          431,324      443,597         415,447      397,486
      Federal Home Loan Bank stock                                      7,458        7,458           6,941        6,941
                                                                      -------      -------         -------      -------

                                                                     $465,952     $478,125        $457,053     $438,579
                                                                      =======      =======         =======      =======
    Financial liabilities
      Deposits                                                       $316,960     $323,688        $309,889     $312,182
      Advances from Federal Home Loan Bank and
        other borrowed money                                          114,668      121,337         115,720      113,957
      Advance payments and amounts due on loans
        serviced for others                                             2,091        2,091           1,934        1,934
                                                                      -------      -------         -------      -------

                                                                     $433,719     $447,116        $427,543     $428,073
                                                                      =======      =======         =======      =======

    14.  Advertising

    Advertising costs are expensed when incurred.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                       2001                             2000
                                                                             Estimated                        Estimated
                                                              Amortized           fair         Amortized           fair
                                                                   cost          value              cost          value
                                                                                     (In thousands)
    Held to maturity:
      U.S. Government and agency
        obligations                                             $    -         $    -            $15,757        $15,661

    Available for sale:
      U.S. Government and agency obligations                     13,187         13,578             3,505          3,495
      Corporate equity securities                                   228            685               103            778
                                                                 ------         ------            ------         ------
         Total securities available for sale                     13,415         14,263             3,608          4,273
                                                                 ------         ------            ------         ------

         Total investment securities                            $13,415        $14,263           $19,365        $19,934
                                                                 ======         ======            ======         ======

    During the first quarter of fiscal 2001, the Corporation reclassified $14.0 million in investment securities held to maturity to an available for sale classification in accordance with the adoption of SFAS No. 133.

    At September 30, 2001, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $848,000, consisting solely of gross unrealized gains. At September 30, 2000, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $569,000, which was comprised of gross unrealized gains totaling approximately $689,000 and gross unrealized losses totaling approximately $120,000.

    The amortized cost and estimated fair value of U.S. Government and agency obligations, including those designated as available for sale, at September 30, 2001, by term to maturity are shown below.

                                                                                       Estimated
                                                             Amortized                      fair
                                                                  cost                     value
                                                                         (In thousands)
    Due in one year or less                                    $ 3,432                   $ 3,482
    Due in one to three years                                    8,505                     8,793
    Due in three to five years                                   1,250                     1,303
                                                                ------                    ------

                                                               $13,187                   $13,578
                                                                ======                    ======

    At September 30, 2001, investment securities with a carrying value of $1.0 million were pledged to secure public deposits.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2001 and 2000, are shown below.

                                                                                            2001
                                                                                  Gross            Gross      Estimated
                                                               Amortized     unrealized       unrealized           fair
                                                                    cost          gains           losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                                $2,952         $    2            $ (55)        $2,899
      Government National Mortgage Association
        Participation certificates                                   387              9               -             396
      Federal National Mortgage Association
        Participation certificates                                 2,734              1              (49)         2,686
        Collateralized mortgage obligations                          775             -                (8)           767
      Residential Funding Corporation
        Collateralized mortgage obligations                          188             -                -             188
                                                                   -----            ---             ----          -----
         Total mortgage-backed securities
           held to maturity                                        7,036             12             (112)         6,936

    Available for sale:
      Government National Mortgage Corporation
        Participation certificates                                   257              5               -             262
                                                                   -----            ---             ----          -----

         Total mortgage-backed securities                         $7,293           $ 17            $(112)        $7,198
                                                                   =====            ===             ====          =====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

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
                                                                  ======            ===             ====         ======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale at September 30, 2001, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                               Amortized cost
                                                               (In thousands)

    Due within three years                                          $  343
    Due after three years through five years                             7
    Due after five years through ten years                             110
    Due after ten years through twenty years                         2,856
    Due after twenty years                                           3,977
                                                                     -----

                                                                    $7,293
                                                                     =====

    Mortgage-backed securities with an approximate carrying value of $1.1 million were pledged to secure public deposits at September 30, 2001.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                                    2001                2000
                                                                        (In thousands)
    Residential real estate
      One- to four-family residential                           $222,845            $222,155
      Multi-family residential                                    79,003              77,870
      Construction                                                23,342              24,609
    Nonresidential real estate and land                           89,892              78,629
    Nonresidential construction                                   13,089              13,029
    Consumer and other                                            15,186              15,241
                                                                 -------             -------
                                                                 443,357             431,533
    Less:
      Undisbursed portion of loans in process                     13,930              16,046
      Deferred loan origination fees                                 748                 583
      Allowance for loan losses                                    1,194               1,000
                                                                 -------             -------

                                                                $427,485            $413,904
                                                                 =======             =======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $311.3 million, or 73%, of the total loan portfolio at September 30, 2001, and $308.6 million, or 75%, of the total loan portfolio at September 30, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $121.8 million and $141.8 million at September 30, 2001 and 2000, respectively. At September 30, 2001, loans sold with recourse totaled $6.0 million.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                      2001            2000         1999
                                                                (In thousands)
    Beginning balance                               $1,000          $  932         $917
    Provision for losses on loans                      300             125          160
    Charge-off of loans                               (124)           (124)        (188)
    Recoveries of loan losses                           18              67           43
                                                     -----           -----         ----

    Ending balance                                  $1,194          $1,000         $932
                                                     =====           =====          ===

    At September 30, 2001, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 2001, 2000 and 1999, totaled $2.7 million, $1.2 million and $246,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $196,000, $39,000 and $8,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                                     2001              2000
                                                                          (In thousands)
    Land                                                           $  597            $  597
    Office buildings and improvements                               3,099             3,010
    Furniture, fixtures and equipment                               3,940             3,760
                                                                    -----             -----
                                                                    7,636             7,367
      Less accumulated depreciation and
        amortization                                                4,389             3,949
                                                                    -----             -----

                                                                   $3,247            $3,418
                                                                    =====             =====

    At September 30, 2001, the Company had outstanding future lease obligations totaling:

           Year ended
          September 30,                                   (In thousands)

            2002                                                 $170
            2003                                                  146
            2004                                                   84
            2005                                                   22
     2006 and thereafter                                           27
                                                                  ---

                                                                 $449
                                                                  ===

    The Company has recognized operating lease expense totaling $200,000, $152,000 and $155,000 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average interest rate                                              2001              2000
                                                                                                      (In thousands)
    NOW accounts and money market deposits
      2001 - 1.16%                                                                           $ 24,845
      2000 - 1.11%                                                                                             $ 20,703
    Passbook and Club accounts
      2001 - 2.91%                                                                             59,376
      2000 - 3.41%                                                                                               56,183
                                                                                              -------           -------

         Total demand, transaction and passbook deposits                                       84,221            76,886

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2001 - 4.62%                                                                         36,948
          2000 - 5.88%                                                                                           52,276
        12 months to 36 months
          2001 - 5.97%                                                                        137,215
          2000 - 6.36%                                                                                          119,362
        More than 36 months
          2001 - 6.36%                                                                         21,932
          2000 - 6.37%                                                                                           26,695
      Individual Retirement and Keogh
        2001 - 5.70%                                                                           36,644
        2000 - 5.98%                                                                                             34,670
                                                                                              -------           -------

         Total certificates of deposit                                                        232,739           233,003
                                                                                              -------           -------

         Total deposit accounts                                                              $316,960          $309,889
                                                                                              =======           =======

    The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $66.8 million and $62.0 million at September 30, 2001 and 2000, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE F - DEPOSITS (continued)

    Interest expense on deposits at September 30 is summarized as follows:

                                                                      2001            2000           1999
                                                                                (In thousands)
    Passbook and money market deposit accounts                     $ 1,819         $ 2,027        $ 1,991
    NOW accounts                                                       240             211            234
    Certificates of deposit                                         14,362          13,619         13,010
                                                                    ------          ------         ------

                                                                   $16,421         $15,857        $15,235
                                                                    ======          ======         ======

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                     2001              2000
                                                         (In thousands)

    Less than one year                           $151,150          $138,486
    One year to three years                        72,942            86,413
    More than three years                           8,647             8,104
                                                  -------           -------

                                                 $232,739          $233,003
                                                  =======           =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2001, by pledges of certain residential mortgage loans totaling $140.8 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                 Maturing fiscal
    Interest rate                 year ending in                             2001                2000
                                                                              (Dollars in thousands)
    3.30% - 7.20%                      2001                              $     -             $ 42,850
    3.45% - 7.40%                      2002                                15,541              10,118
    5.45% - 6.68%                      2003                                18,352              13,918
    6.20% - 6.90%                      2004                                18,142               7,198
    2.50% - 6.97%                      2005                                23,000              19,000
                                    Thereafter                             37,633              20,636
                                                                          -------             -------

                                                                         $112,668            $113,720
                                                                          =======             =======

    Weighted-average interest rate                                           5.94%               6.58%
                                                                             ====                ====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE H - OTHER BORROWED MONEY

    The Corporation has a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2001, the Corporation had $2.0 million outstanding at an interest rate of 5.50%. This line of credit expires in the first quarter of fiscal 2003. The loan is secured by the outstanding shares of the Company.

NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                        2001         2000         1999
                                                                            (Dollars in thousands)
    Federal income taxes computed at statutory rate                   $1,969       $1,729       $1,557
    Increase (decrease) in taxes resulting from:
      Nondeductible expenses                                              37           39          142
      Nontaxable dividend income                                         (18)         (12)          (4)
      Low income housing investment tax credits                          (42)         (42)         (42)
      Other                                                               (9)         (13)         (13)
                                                                       -----        -----        -----
    Federal income tax provision per consolidated
      financial statements                                            $1,937       $1,701       $1,640
                                                                       =====        =====        =====

    Effective tax rate                                                  33.4%         33.4%        35.8%
                                                                        ====          ====         ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                          2001              2000
    differences at statutory rate:                                                        (In thousands)
    Deferred tax assets:
      General loan loss allowance                                                 $   406           $   340
      Reserve for uncollected interest                                                 67                -
      Amortization of intangible assets                                                31                38
      Other                                                                            -                  9
                                                                                   ------            ------
         Total deferred tax assets                                                    504               387

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                       (1,090)             (914)
      Difference between book and tax depreciation                                   (121)             (111)
      Percentage of earnings bad debt deduction                                      (164)             (223)
      Unrealized gains on securities designated as available for sale                (290)             (227)
      Deferred loan origination costs                                                (377)             (365)
      Mortgage servicing rights                                                      (224)             (251)
      Other                                                                           (10)               (9)
                                                                                   ------            ------
         Total deferred tax liabilities                                            (2,276)           (2,100)
                                                                                   ------            ------

         Net deferred tax liability                                               $(1,772)          $(1,713)
                                                                                   ======            ======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE I - FEDERAL INCOME TAXES (continued)

    Prior to fiscal 1997, the Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $1.9 million as of September 30, 2001. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2001.

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

    At September 30, 2001, the Company had total outstanding commitments of approximately $5.8 million to originate residential one- to four-family and multi-family real estate loans of which $1.4 million were comprised of adjustable-rate loans at rates ranging from 5.875% to 10.25%, and $4.4 million were comprised of fixed-rate loans at rates ranging from 6.25% to 8.00%. The Company also had total outstanding commitments of approximately $3.5 million to originate nonresidential real estate and land loans, of which $3.1 million were comprised of fixed-rate loans at interest rates ranging from 8.00% to 8.25%, and $400,000 were comprised of adjustable rate loans at rates ranging from 7.50% to 8.25%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $15.7 million and $5.6 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2001, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE J - LOAN COMMITMENTS (continued)

    The Company has an outstanding commitment to sell $3.8 million of loans in the secondary market at September 30, 2001.


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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2001. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2001 fiscal year, the Company was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE K - REGULATORY CAPITAL (continued)

    As of September 30, 2001 and 2000, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                                As of September 30, 2001
                                                                                                   Required
                                                                                                 to be "well-
                                                                      Required                capitalized" under
                                                                     for capital               prompt corrective
                                             Actual                adequacy purposes           action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $37,356      7.9%       =>$ 7,086    =>1.5%         =>$23,621     => 5.0%

    Core capital                        $37,356      7.9%       =>$18,897    =>4.0%         =>$28,345     => 6.0%

    Risk-based capital                  $38,550     11.3%       =>$27,308    =>8.0%         =>$34,136     =>10.0%

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

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE L - STOCK OPTION PLANS

    Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,051,210 common shares to be granted at the discretion of the Board of Directors. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2001, 433,500 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008, while 126,680 options remained ungranted at the Plan's expiration date. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2001, 397,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 4,030 options were ungranted.

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

                                                                     2001             2000              1999
    Net earnings (In thousands)           As reported              $3,855           $3,385            $2,940
                                                                    =====            =====             =====

                                            Pro-forma              $3,742           $3,120            $2,566
                                                                    =====            =====             =====

    Earnings per share
      Basic                               As reported                $.87             $.77              $.67
                                                                      ===              ===               ===

                                            Pro-forma                $.84             $.71              $.58
                                                                      ===              ===               ===

      Diluted                             As reported                $.85             $.74              $.64
                                                                      ===              ===               ===

                                            Pro-forma                $.83             $.68              $.56
                                                                      ===              ===               ===

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE L - STOCK OPTION PLANS (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2001, 2000 and 1999: dividend yield of 3.6%, 2.9% and 2.3%, respectively, expected volatility of 20.0% for all years, risk-free interest rate of 3.00% for 2001, 6.5% for 2000 and 6.0% for 1999 and expected lives of ten years for all grants.

    A summary of the status of the Corporation's stock option plans as of September 30, 2001, 2000 and 1999, and changes during the periods ending on those dates is presented below:

                                                    2001                         2000                        1999
                                                       Weighted-                    Weighted-                   Weighted-
                                                         average                      average                     average
                                                        exercise                     exercise                    exercise
                                             Shares        price          Shares        price         Shares        price
    Outstanding at beginning of year        743,000        $ 8.11        622,300       $ 7.89        481,000        $ 6.13
    Granted                                 124,000          8.75        135,500         9.26        154,500         13.21
    Exercised                               (26,000)         5.72         (8,300)        6.79        (13,200)         6.09
    Forfeited                               (10,000)        11.98         (6,500)       13.25             -            -
                                            -------         -----        -------        -----        -------         -----

     Outstanding at end of year             831,000        $ 8.23        743,000       $ 8.11        622,300        $ 7.89
                                            =======         =====        =======        =====        =======         =====

    Options exercisable at year-end         831,000        $ 8.23        743,000       $ 8.11        622,300        $ 7.89
                                            =======         =====        =======        =====        =======         =====
    Weighted-average fair value of
      options granted during the year                      $ 1.38                      $ 2.67                       $ 3.54
                                                            =====                       =====                        =====

    The following information applies to options outstanding at September 30, 2001:

    Number outstanding                                                  831,000
    Range of exercise prices                                     $5.00 - $13.25
    Weighted-average exercise price                                       $8.23
    Weighted-average remaining contractual life                      6.00 years

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the years ended September 30, 2001, 2000 and 1999.

                          Winton Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION

                                                                                      September 30,
    ASSETS                                                                    2001                  2000
                                                                                     (In thousands)
    Cash                                                                   $   522               $   372
    Investment in The Winton Savings and Loan Co.                           37,903                35,358
    Corporate equity securities - at fair value                                685                   778
    Prepaid expenses and other assets                                            9                    15
    Prepaid federal income taxes                                                92                    71
                                                                            ------                ------

             Total assets                                                  $39,211               $36,594
                                                                            ======                ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Note payable                                                           $ 2,000               $ 2,000
    Accrued expenses and other liabilities                                     366                   359
    Deferred federal income taxes                                              155                   229
                                                                            ------                ------
             Total liabilities                                               2,521                 2,588

    Shareholders' equity
      Additional paid-in capital                                            10,142                 9,972
      Retained earnings                                                     25,985                23,593
      Unrealized gains on securities designated as
        available for sale, net of related tax effects                         563                   441
                                                                            ------                ------

             Total shareholders' equity                                     36,690                34,006
                                                                            ------                ------

             Total liabilities and shareholders' equity                    $39,211               $36,594
                                                                            ======                ======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          Winton Financial Corporation
                             STATEMENTS OF EARNINGS

                                                                                           Year ended September 30,
                                                                                  2001              2000           1999
                                                                                              (In thousands)
    Revenue
      Interest and dividends on investments                                     $   25            $   24         $   18
      Gain on sale of investment securities                                        109                -              -
      Dividends received from subsidiary                                         1,678             1,463          1,311
      Equity in undistributed earnings of subsidiary                             2,279             2,107          1,675
                                                                                 -----             -----          -----
                                                                                 4,091             3,594          3,004
    Expenses
      General and administrative                                                   236               209             64
                                                                                 -----             -----          -----

           Net earnings                                                         $3,855            $3,385         $2,940
                                                                                 =====             =====          =====

                          Winton Financial Corporation
                            STATEMENTS OF CASH FLOWS

                                                                                           Year ended September 30,
                                                                                  2001              2000           1999
                                                                                             (In thousands)
     Cash flows provided by (used in) operating activities:
       Net earnings for the year                                                $3,855            $3,385         $2,940
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                       (2,279)           (2,107)        (1,675)
        Gain on sale of investment securities                                     (109)               -              -
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                          6                 1            (17)
          Other                                                                    (13)               28            109
                                                                                 -----             -----          -----
             Net cash provided by operating activities                           1,460             1,307          1,357

     Cash flows provided by (used in) investing activities:
      Investment in subsidiary                                                      -             (2,000)            -
      Purchase of investment securities                                           (145)               -              -
      Proceeds from sale of investment securities                                  128                -              -
                                                                                 -----             -----          -----
             Net cash used in investing activities                                 (17)           (2,000)            -

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowings                                                      -              2,000             -
      Payment of dividends on common stock                                      (1,463)           (1,411)        (1,291)
      Proceeds from exercise of stock options                                      170                55             90
                                                                                 -----             -----          -----
             Net cash provided by (used in) financing activities                (1,293)              644         (1,201)
                                                                                 -----             -----          -----

    Net increase (decrease) in cash and cash equivalents                           150               (49)           156

    Cash and cash equivalents at beginning of year                                 372               421            265
                                                                                 -----             -----          -----

    Cash and cash equivalents at end of year                                    $  522            $  372         $  421
                                                                                 =====             =====          =====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

    Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 2001, Winton Savings received OTS approval to make up to $1.6 million in capital distributions during fiscal 2002.


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2001 and 2000. Certain amounts, as previously reported, have been reclassified to conform to the 2001 presentation.

                                                                                  Three Months Ended
                                                                 Dec. 31,      March 31,       June 30,       Sept. 30,
    2001:                                                              (In thousands, except per share data)
    Total interest income                                          $9,073         $8,897         $8,820          $8,815
    Total interest expense                                          6,115          5,918          5,813           5,690
                                                                    -----          -----          -----           -----

    Net interest income                                             2,958          2,979          3,007           3,125
    Provision for losses on loans                                      45             45             45             165
    Other income                                                      437            556            588             735
    General, administrative and other expense                       1,983          2,104          2,103           2,103
                                                                    -----          -----          -----           -----

    Earnings before income taxes                                    1,367          1,386          1,447           1,592
    Federal income taxes                                              467            474            495             501
                                                                    -----          -----          -----           -----

    Net earnings                                                   $  900         $  912         $  952          $1,091
                                                                    =====          =====          =====           =====

    Earnings per share
      Basic                                                          $.20           $.21           $.21            $.25
                                                                      ===            ===            ===             ===

      Diluted                                                        $.20           $.20           $.21            $.24
                                                                      ===            ===            ===             ===

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                                  Three Months Ended
                                                                 Dec. 31,      March 31,       June 30,       Sept. 30,
    2000:                                                              (In thousands, except per share data)
    Total interest income                                          $8,827         $8,958         $9,095          $9,062
    Total interest expense                                          5,607          5,743          5,966           6,154
                                                                    -----          -----          -----           -----

    Net interest income                                             3,220          3,215          3,129           2,908
    Provision for losses on loans                                      23             22             38              42
    Other income                                                      283            309            384             417
    General, administrative and other expense                       2,117          2,244          2,036           2,257
                                                                    -----          -----          -----           -----

    Earnings before income taxes                                    1,363          1,258          1,439           1,206
    Federal income taxes                                              467            431            494             309
                                                                    -----          -----          -----           -----

    Net earnings                                                   $  896         $  827         $  945          $  717
                                                                    =====          =====          =====           =====

    Earnings per share
      Basic                                                          $.20           $.19           $.21            $.17
                                                                      ===            ===            ===             ===

      Diluted                                                        $.19           $.18           $.21            $.16
                                                                      ===            ===            ===             ===


NOTE O - SUBSEQUENT EVENT

    Winton Savings and Foundation Savings Bank ("Foundation") entered into a definitive agreement for Foundation's acquisition of certain deposit liabilities of the Winton Savings branch located at 101 W. Central Parkway. The transaction is expected to close in December 2001. Based upon the balance of deposits transferred on the closing date, management expects to realize a pretax gain ranging from $275,000 - $350,000 on the sale of these deposits.

                          Winton Financial Corporation


                         INVESTOR RELATIONS INFORMATION
===============================================================================


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

                                  Firstar, N.A.
                            Corporate Trust Services
                                425 Walnut Street
                           Cincinnati, Ohio 45201-1118

MARKET SPECIALIST. Cohen Specialists L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 25, 2002, at 10:00 a.m. Eastern Standard Time, at Dante's Restaurant, 5510 Rybolt Road, Cincinnati, Ohio 45248.

ANNUAL REPORT ON FORM 10-K. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247
                Attention: Gregory P. Niesen, Secretary/Treasurer

                          Winton Financial Corporation


                             DIRECTORS AND OFFICERS
===============================================================================


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