Form 10-K, Exhibit 13
period 2002-09-30
WINTON FINANCIAL CORP
filed 2002-12-30
CIK 857907

EXHIBIT 13



                                TABLE OF CONTENTS










Business of Winton Financial..............................................    1

Market Price of Winton Financial's Common Shares and Related
  Shareholder Matters.....................................................    2

Selected Consolidated Financial and Other Data............................    3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations...............................................    5

Discussion of Changes in Financial Condition from September 30, 2001 to
  September 30, 2002......................................................    6

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2002 and 2001.............................................    7

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2001 and 2000.............................................   10

Average Balance, Yield, Rate and Volume Data..............................   13

Rate/Volume Table.........................................................   14

Asset and Liability Management............................................   15

Liquidity and Capital Resources...........................................   16

Effects of Recent Accounting Pronouncements...............................   17

Report of Independent Certified Public Accountants........................   19

Consolidated Financial Statements.........................................   20

Investor Relations Information............................................   51

Directors and Officers....................................................   52

                          Winton Financial Corporation


                          BUSINESS OF WINTON FINANCIAL

-------------------------------------------------------------------------------


Winton Financial Corporation, an Ohio corporation ("Winton Financial" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings and Loan Co., an Ohio savings and loan association ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed merger transactions with BenchMark Federal Savings Bank ("BenchMark") and Blue Chip Savings Bank ("Blue Chip") in June 1999 and January 1996, respectively. Each transaction was accounted for as a pooling of interests. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its five branch offices in Hamilton County, Ohio, and one loan production office in the Western Hills area of Cincinnati. During fiscal 2002, Winton Savings opened a loan production office in Lawrenceburg, Indiana. Also during fiscal 2002, Winton Savings established an Internet banking product and began to offer a full range of banking services through the Internet.

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

                          Winton Financial Corporation

                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

-------------------------------------------------------------------------------


Winton Financial's common shares are listed on the American Stock Exchange, Inc. ("Amex"), under the symbol "WFI." As of December 6, 2002, Winton Financial had 4,469,554 common shares outstanding and held of record by approximately 394 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Presented below are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2002 and 2001. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

                                                                                                   Cash
Fiscal Year Ending September 30,                          High                 Low              Dividends
2002

Quarter ending December 31, 2001                        $  9.40              $8.75               $.0925
Quarter ending March 31, 2002                             10.50               8.95                .0925
Quarter ending June 30, 2002                              10.75               9.80                .0925
Quarter ending September 30, 2002                         10.50               9.20                .0925

2001

Quarter ending December 31, 2000                         $10.94              $8.50               $.0825
Quarter ending March 31, 2001                             10.25               8.35                .0825
Quarter ending June 30, 2001                               9.35               8.10                .0825
Quarter ending September 30, 2001                         10.00               8.20                .0825


The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a subsidiary of a savings and loan holding company must file an application with the OTS before it can declare and pay a dividend if (1) the proposed distributions would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) the savings association will not be at least adequately capitalized following the capital distribution; (3) the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

                          Winton Financial Corporation


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

-------------------------------------------------------------------------------


The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

                                                                            At September 30,
Statement of Financial Condition Data: (1)            2002           2001           2000            1999           1998
                                                                               (In thousands)
Total amount of:
  Assets                                          $505,701       $473,776       $465,214        $466,278       $408,938
  Interest-bearing deposits in other
    financial institutions                          10,702          3,732            672             434          4,879
  Investment securities (2)                         13,095         14,263         20,030          22,385         20,437
  Mortgage-backed securities (2)                     5,958          7,298         12,612          13,943         16,801
  Loans receivable, net (3)                        456,977        431,324        415,447         413,550        351,369
  Deposits                                         332,995        316,960        309,889         312,072        306,343
  FHLB advances and other borrowings               126,427        114,668        115,720         116,532         67,404
  Shareholders' equity - net                        40,016         36,690         34,006          32,140         30,387



                                                                         For the year ended September 30,
Statement of Earnings Data: (1)                       2002           2001           2000            1999           1998
                                                                    (In thousands, except share data)
Total interest income                              $33,945        $35,605        $35,942         $32,896        $30,793
Total interest expense                             (19,433)       (23,536)       (23,470)        (20,313)       (19,112)
                                                    ------         ------         ------          ------         ------
Net interest income                                 14,512         12,069         12,472          12,583         11,681
Provision for losses on loans                       (1,260)          (300)          (125)           (160)           (86)
                                                    ------         ------         ------          ------         ------
Net interest income after provision for
  losses on loans                                   13,252         11,769         12,347          12,423         11,595
Other income                                         3,479          2,316          1,393           2,234          2,233
General, administrative and other expense           (9,185)        (8,293)        (8,654)        (10,077)        (7,606)
                                                    ------         ------         ------          ------         ------
Earnings before income taxes                         7,546          5,792          5,086           4,580          6,222
Federal income taxes                                (2,523)        (1,937)        (1,701)         (1,640)        (2,092)
                                                    ------         ------         ------          ------         ------
Net earnings                                       $ 5,023        $ 3,855        $ 3,385         $ 2,940        $ 4,130
                                                    ======         ======         ======          ======         ======

Earnings per share
  Basic                                             $1.13           $0.87          $0.77          $0.67           $0.94
                                                     ====            ====           ====           ====            ====
  Diluted                                           $1.10           $0.85          $0.74          $0.64           $0.90
                                                     ====            ====           ====           ====            ====


------------------------------

(1) The financial data as of and for the fiscal year ended September 30, 1998, was previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.
(2) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.
(3)  Includes loans held for sale.

                          Winton Financial Corporation

-------------------------------------------------------------------------------


                                                                   At or for the year ended September 30,
Other Data:  (1)                                     2002            2001           2000            1999           1998
Interest rate spread                                 2.71%           2.26%          2.35%          2.63%           2.65%
Net interest margin                                  3.03            2.63           2.70           2.95            3.02
Return on average equity (2)                        13.05           10.87          10.19           9.32           14.42
Return on average assets (2)                         1.03             .82            .72            .67            1.05
Shareholders' equity to assets                       7.91            7.74           7.31           6.89            7.43
Average interest-earning assets to
  average interest-bearing liabilities             107.99          107.34         106.80         106.53          107.43
Net interest income to general,
  administrative and other expense (2)             158.00          145.53         144.12         124.87          153.58
General, administrative and other
  expense to average total assets (2)                1.88            1.77           1.83           2.30            1.87
Nonperforming assets to total
  assets                                             1.16             .68            .42            .16             .15
Allowance for loan losses to
  nonperforming loans                               54.44           43.51          81.50         378.86          220.13
Dividend payout ratio                               32.74           37.93          41.56          43.82           25.68

Number of:
  Loans outstanding                                 7,177           6,743          7,021          7,065           6,936
  Deposit accounts                                 26,114          26,125         26,022         26,058          26,503
  Full service offices                                  6               7              7              7               8


------------------------------

(1) The financial data as of and for the fiscal year ended September 30, 1998, was previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.
(2) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

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

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2002, 2001 and 2000.


Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2002, and the results of operations for fiscal 2002 compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

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

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002," and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001;" and

4. Management's opinion as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002

Winton Financial's consolidated assets totaled $505.7 million at September 30, 2002, an increase of $31.9 million, or 6.7%, over September 30, 2001 levels. The increase was funded primarily by a $16.0 million increase in deposits, an $11.8 million increase in borrowings and a $3.3 million increase in stockholders' equity.

Cash and interest-bearing deposits increased during fiscal 2002 by $6.4 million, or 113.3%, to $12.0 million at September 30, 2002. Investment securities totaled $13.1 million at September 30, 2002, a decrease of $1.2 million, or 8.2%, from 2001 levels. This decrease resulted from sales and maturities of investment securities totaling $5.2 million and $6.7 million, respectively, which were partially offset by purchases of $10.8 million.

Loans receivable, including loans held for sale, increased by $25.7 million, or 5.9%, during fiscal 2002 to a total of $457.0 million. The increase was due to $315.3 million in new loans originated, which was partially offset by loans sold of $123.7 million and principal repayments of $161.7 million. Loan origination volume increased by $78.2 million, or 33.0%, over fiscal 2001. Winton Savings experienced increased loan origination volume compared to the previous year primarily as a result of loan refinance activity attendant to the decrease in interest rates in the economy. The volume of loans sold during fiscal 2002 amounted to $123.7 million, an increase of $20.7 million, or 20.1%, over fiscal 2001. Winton Savings continued its strategy of selling lower yielding fixed-rate loans in the current low interest rate environment.

The growth in the loan portfolio consisted primarily of a $10.9 million increase in loans secured by nonresidential real estate and land, a $1.5 million increase in loans secured by multi-family real estate, a $24.8 million increase in loans held for sale and a $2.0 million increase in residential construction loans, which were partially offset by a $2.8 million decrease in loans secured by one- to four-family residential real estate, a $6.5 million decrease in nonresidential construction loans and a $3.0 million decline in consumer loans. Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business and/or income-producing properties. The Company has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

At September 30, 2002, the allowance for loan losses of Winton Savings totaled $1.9 million, an increase of $656,000, or 54.9%, over the level maintained at September 30, 2001. At September 30, 2002, the allowance represented approximately .42% of the total loan portfolio and 54.4% of total non-performing loans. As of September 30, 2002, the ratio of total non-performing loans to total loans amounted to .76% compared to .62% at September 30, 2001. Nonperforming loans amounted to $3.4 million and $2.7 million at September 30, 2002 and 2001, respectively. At September 30, 2002, nonperforming loans were comprised primarily of a loan concentration secured by non-residential real estate totaling $1.8 million and $1.1 million in loans secured by one- to four-family residential real estate. It is the opinion of management that nonperforming loans are adequately collateralized and no unreserved losses are anticipated on nonperforming loans. Although management believes that its allowance for loan losses at September 30, 2002, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $333.0 million at September 30, 2002, an increase of $16.0 million, or 5.1%, over 2001 levels. In the first quarter of fiscal 2002, the Company sold $8.1 million of deposits to another financial institution. Exclusive of this sale, deposits increased by $24.1 million during fiscal 2002, primarily due to consumers seeking safer savings investments as an alternative to the volatile capital markets and due to management's continuing efforts to

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002 (continued)

grow the portfolio through marketing and pricing strategies. The increase was comprised of an $8.0 million increase in passbook accounts and a $9.5 million increase in NOW and money market accounts. Certificates of deposit decreased by $1.4 million from September 30, 2001 levels. However, the mix of certificates changed as $5.8 million, or 34.1%, of brokered certificates matured and were replaced with retail certificates. Passbook balances increased as consumers chose to place funds in our "Prime Savers" product, an account that pays an ascending rate of interest based on tiered balances. NOW accounts increased primarily due to the larger balances maintained by title companies as a result of increased loan volume at year end.

Advances from the FHLB and other borrowings totaled $126.4 million at September 30, 2002, an increase of $11.8 million, or 10.3%, over the amount outstanding at September 30, 2001. Management used proceeds from advances to fund the sale of deposits and new loan originations.

Shareholders' equity totaled $40.0 million at September 30, 2002, an increase of $3.3 million, or 9.1%, over the September 30, 2001 total. The increase resulted primarily from net earnings of $5.0 million, coupled with $179,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.6 million and a decrease in the unrealized gain on investment securities designated as available for sale of $223,000.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

Net earnings for the fiscal year ended September 30, 2002, totaled $5.0 million, a $1.2 million, or 30.3%, increase over the $3.9 million in net earnings reported for fiscal 2001. The increase in earnings was comprised of a $2.4 million increase in net interest income and a $1.2 million increase in other income, which were partially offset by a $960,000 increase in the provision for losses on loans, an $892,000 increase in general, administrative and other expense and a $586,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $33.9 million for fiscal 2002, a decrease of $1.7 million, or 4.7%, from fiscal 2001. The decrease resulted primarily from a 67 basis point decrease in the weighted-average yield, to 7.09% in fiscal 2002, which was partially offset by a $19.8 million, or 4.3%, increase in average interest earning assets year to year. Interest income on loans and mortgage-backed securities totaled $32.9 million in fiscal 2002, a decrease of $1.2 million, or 3.4%, from fiscal 2001. This decrease resulted primarily from a decrease in yield from 7.91% in fiscal 2001 to 7.32% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $18.6 million, or 4.3%. Interest income on investment securities and interest-bearing deposits totaled $1.1 million, a $486,000, or 31.6%, decrease from fiscal 2001, due primarily to a decrease in yield from 5.47% in fiscal 2001 to 3.59% in fiscal 2002, partially offset by an increase in the average balance outstanding of $1.2 million, or 4.1%, year to year.

Interest expense on deposits totaled $12.3 million for fiscal 2002, a decrease of $4.1 million, or 24.8%, from fiscal 2001. The decrease resulted primarily from a decrease in the average cost of deposits from 5.23% in fiscal 2001 to 3.89% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $3.2 million, or 1.0%. Interest expense on borrowings totaled $7.1 million for fiscal 2002, a decrease of $26,000, or 0.4%, from fiscal 2001, due primarily to a decrease of 65 basis points in the average cost of borrowings to 5.62% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $12.5 million, or 11.0%, year to year.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Net Interest Income (continued)

The decrease in the yields on interest-earning assets and the costs of interest-bearing liabilities were due primarily to the decline in interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.4 million, or 20.2%, to $14.5 million for fiscal 2002, compared to $12.1 million for fiscal 2001. The interest rate spread increased by 45 basis points, from 2.26% for fiscal 2001 to 2.71% for fiscal 2002. The net interest margin amounted to 3.03% for fiscal 2002, compared to 2.63% for fiscal 2001.

Provision for Losses on Loans

Winton Savings charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area. As a result of such analysis, management recorded a $1.3 million provision for losses on loans during the fiscal year ended September 30, 2002, compared to a provision of $300,000 recorded in the fiscal 2001 period. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $604,000 recorded during fiscal 2002, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

                                                                                          September 30,
                                                                                2002                      2001
                                                                                     (Dollars in thousands)
Loans delinquent
  30 to 89 days                                                               $4,730                   $11,059
  90 or more days                                                              3,398                     2,744
                                                                               -----                    ------

         Total delinquent loans                                               $8,128                   $13,803
                                                                               =====                    ======

Loans accounted for on nonaccrual basis                                       $  885                   $ 2,428
Loans greater than 90 days delinquent and still accruing                       2,513                       316
                                                                               -----                    ------
         Total nonperforming loans                                             3,398                     2,744
Real estate acquired through foreclosure                                       2,462                       486
                                                                               -----                    ------

         Total nonperforming assets                                           $5,860                   $ 3,230
                                                                               =====                    ======

Allowance for loan losses                                                     $1,850                   $ 1,194
                                                                               =====                    ======

Allowance for loan losses to total loans                                        0.42%                     0.27%
Allowance for loan losses to nonperforming loans                               54.44%                    43.51%
Allowance for loan losses to nonperforming assets                              31.57%                    36.97%
Nonperforming loans to total loans                                              0.76%                     0.62%

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

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

Other Income

Other income totaled $3.5 million for the fiscal year ended September 30, 2002, an increase of $1.2 million, or 50.2%, compared to fiscal 2001, primarily due to an $899,000, or 63.7%, increase in mortgage banking income, coupled with a $250,000 gain on sale of deposits and a $25,000 increase in gain on sale of investment securities. The increase in mortgage banking income can be attributed primarily to an increase in sales volume year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $9.2 million for the fiscal year ended September 30, 2002, an increase of $892,000, or 10.8%, compared to fiscal 2001. The increase was attributable to a $655,000, or 14.4%, increase in employee compensation and benefits, a $184,000, or 11.8%, increase in other operating expense and an $86,000, or 43.0%, increase in advertising expense. These increases were partially offset by a decrease in occupancy and equipment of $53,000, or 4.7%. The increase in employee compensation and benefits was due primarily to normal merit increases and an increase in costs related to the incentive bonus plans. Other operating expenses increased due to an increase in legal fees and other costs incurred in connection with delinquent loans and real estate acquired through foreclosure, an increase in costs related to Internet banking services and internal audit outsourcing, as well as pro-rata increases in operating costs due to the Corporation's overall growth in business activity year to year.

Federal Income Taxes

The provision for federal income taxes totaled $2.5 million for fiscal 2002, an increase of $586,000, or 30.3%, compared to fiscal 2001. This increase resulted primarily from the increase in net earnings before taxes of $1.8 million, or 30.3%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2002 and 2001.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


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

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio, management recorded a $300,000 provision for losses on loans during the fiscal year ended September 30, 2001, compared to a provision of $125,000 recorded in the 2000 period. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $106,000 incurred during fiscal 2001, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Provision for Losses on Loans (continued)

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

                                                                                          September 30,
                                                                                2001                      2000
                                                                                     (Dollars in thousands)
Loans delinquent
  30 to 89 days                                                              $11,059                    $5,018
  90 or more days                                                              2,744                     1,227
                                                                              ------                     -----

         Total delinquent loans                                              $13,803                    $6,245
                                                                              ======                     =====

Loans accounted for on nonaccrual basis                                      $ 2,428                    $1,227
Loans greater than 90 days delinquent and still accruing                         316                        -
                                                                              ------                     -----
         Total nonperforming loans                                             2,744                     1,227
Real estate acquired through foreclosure                                         486                       716
                                                                              ------                     -----

         Total nonperforming assets                                          $ 3,230                    $1,943
                                                                              ======                     =====

Allowance for loan losses                                                    $ 1,194                    $1,000
                                                                              ======                     =====

Allowance for loan losses to total loans                                        0.27%                     0.23%
Allowance for loan losses to nonperforming loans                               43.51%                    81.50%
Allowance for loan losses to nonperforming assets                              36.97%                    51.47%
Nonperforming loans to total loans                                              0.62%                     0.28%

Other Income

Other income totaled $2.3 million for the fiscal year ended September 30, 2001, an increase of $923,000, or 66.3%, compared to fiscal 2000, primarily due to a $661,000, or 88.0%, increase in mortgage banking income, coupled with a $231,000 increase in gain on sale of investment securities and a $29,000 increase in other operating income. The increase in mortgage banking income can be attributed primarily to an increase in sales volume year to year.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $8.3 million for the fiscal year ended September 30, 2001, a decrease of $361,000, or 4.2%, compared to fiscal 2000. The decrease consisted of declines in advertising expense of $125,000, or 38.5%, other operating expense of $160,000, or 9.3%, employee compensation and benefits of $68,000, or 1.5%, and occupancy and equipment expense of $60,000, or 5.0%. These decreases were partially offset by an increase in franchise tax expense of $45,000, or 13.6%. During the first quarter of fiscal 2001, management implemented cost reduction programs which resulted in the overall decline in expenses. In addition, the Company's controlled growth resulted in a decreased risk classification and corresponding decline in federal deposit insurance premiums period to period.

Federal Income Taxes

The provision for federal income taxes was $1.9 million for fiscal 2001, an increase of $236,000, or 13.9%, compared to fiscal 2000. This increase resulted primarily from the increase in net earnings before taxes of $706,000, or 13.9%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2001 and 2000.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

-------------------------------------------------------------------------------

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

                                                                               Year ended September 30,
                                                                       2002                                 2001
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                                           balance       paid       rate         balance       paid       rate
                                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $443,225    $32,616       7.36%       $420,488    $33,416        7.95%
  Mortgage-backed securities                                 6,252        279       4.46          10,384        653        6.29
  Investment securities                                     14,418        616       4.27          17,913        960        5.36
  Interest-bearing deposits and other                       14,808        434       2.93          10,157        576        5.67
                                                           -------     ------     ------         -------     ------      ------

     Total interest-earning assets                         478,703     33,945       7.09         458,942     35,605        7.76

Non-interest-earning assets                                  9,052                                 9,600
                                                           -------                               -------

     Total assets                                         $487,755                              $468,542
                                                           =======                               =======

Interest-bearing liabilities:
  Deposits                                                $317,227     12,344       3.89        $314,020     16,421        5.23
  FHLB advances and other borrowings                       126,053      7,089       5.62         113,546      7,115        6.27
                                                           -------     ------     ------         -------     ------      ------

     Total interest-bearing liabilities                    443,280     19,433       4.38         427,566     23,536        5.50
                                                                       ------     ------                     ------      ------


Non-interest-bearing liabilities                             5,983                                 5,524
                                                           -------                               -------

     Total liabilities                                     449,263                               433,090

Shareholders' equity                                        38,492                                35,452
                                                           -------                               -------

     Total liabilities and shareholders' equity           $487,755                              $468,542
                                                           =======                               =======

Net interest income/Interest rate spread                              $14,512       2.71%                   $12,069        2.26%
                                                                       ======     ======                     ======      ======

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                       3.03%                                  2.63%
                                                                                  ======                                 ======


Average interest-earning assets to interest-bearing liabilities                   107.99%                                107.34%
                                                                                  ======                                 ======


                                                          Year ended September 30,
                                                                       2000
                                                           Average   Interest
                                                       outstanding    earned/     Yield/
                                                           balance       paid       rate
                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                                    $420,024    $33,521       7.98%
  Mortgage-backed securities                                13,241        785       5.93
  Investment securities                                     21,808      1,182       5.42
  Interest-bearing deposits and other                        6,908        454       6.57
                                                           -------     ------     ------

     Total interest-earning assets                         461,981     35,942       7.78

Non-interest-earning assets                                 10,721
                                                           -------

     Total assets                                         $472,702
                                                           =======

Interest-bearing liabilities:
  Deposits                                                $312,338     15,857       5.08
  FHLB advances and other borrowings                       120,239      7,613       6.33
                                                           -------    -------     ------

     Total interest-bearing liabilities                    432,577     23,470       5.43
                                                                       ------     ------


Non-interest-bearing liabilities                             6,912
                                                           -------

     Total liabilities                                     439,489

Shareholders' equity                                        33,213
                                                           -------

     Total liabilities and shareholders' equity           $472,702
                                                           =======

Net interest income/Interest rate spread                              $12,472       2.35%
                                                                       ======     ======

Net interest margin (net interest income as a
  percent of average interest-earning assets)                                       2.70%
                                                                                  ======


Average interest-earning assets to interest-bearing liabilities                   106.80%
                                                                                  ======

---------------------------

(1)     Includes loans held for sale and nonaccrual loans.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


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

                                                                           Year ended September 30,
                                                             2002 vs. 2001                          2001 vs. 2000
                                                               Increase                               Increase
                                                              (decrease)                             (decrease)
                                                                due to                                 due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable (1)                               $1,750    $(2,550)    $ (800)           $ 37      $(142)     $(105)
  Mortgage-backed securities                           (216)      (158)      (374)           (178)        46       (132)
  Investment securities                                (168)      (176)      (344)           (209)       (13)      (222)
  Other interest-earning assets (2)                     202       (344)      (142)            191        (69)       122
                                                      -----     ------      -----             ---       ----       ----
     Total interest income                            1,568     (3,228)    (1,660)           (159)      (178)      (337)

Interest expense attributable to:
  Deposits                                              166     (4,243)    (4,077)             85        479        564
  Borrowings                                            742       (768)       (26)           (420)       (78)      (498)
                                                      -----     ------      -----             ---       ----       ----
     Total interest expense                             908     (5,011)    (4,103)           (335)       401         66
                                                      -----     ------      -----             ---       ----       ----

Increase (decrease) in net interest income           $  660    $ 1,783     $2,443            $176      $(579)     $(403)
                                                      =====     ======      =====             ===       ====       ====

------------------------------

(1)  Includes loans held for sale.

(2)  Includes interest-bearing deposits.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to emphasize the origination of adjustable-rate mortgage loans,
(2) to maintain an investment portfolio with a relatively short term to maturity, (3) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market, and (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, subject to repricing within a three-year time frame, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment. At September 30, 2002, approximately $172.3 million, or 34.8%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates. As a part of its effort to monitor its interest rate risk, Winton Savings utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

The following tables express an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

                                           Board limit
       Change in interest rate              NPV Ratio              September 30, 2002           September 30, 2001
                (Basis Points)            not less than                 NPV Ratio                    NPV Ratio
                  +300                        4.00%                     7.40%                          4.82%
                  +200                        6.00                      8.42                           6.37
                  +100                        6.50                      9.27                           7.84
                    -                         7.00                      9.71                           9.11
                  -100                        7.50                      9.77                           9.89
                  -200                        8.00                       N/A                          10.45
                  -300                        8.50                       N/A                          12.15

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


Asset and Liability Management (continued)

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

At September 30, 2002, Winton Savings had $159.6 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at the Company's market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain additional advances from the FHLB of Cincinnati. At September 30, 2002, the Company had $124.4 million of outstanding FHLB advances. The Company has also utilized brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 2002, the Company had $11.2 million in brokered deposits.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------


Liquidity and Capital Resources (continued)

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                          For the year ended September 30,
                                                                         2002              2001           2000
                                                                                     (In thousands)
Net earnings                                                          $ 5,023            $3,855         $3,385
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities                     (23,306)           (2,823)         1,317
                                                                       ------             -----          -----
Net cash provided by (used in) operating activities                   (18,283)            1,032          4,702
Net cash used in investing activities                                  (2,352)           (2,433)          (534)
Net cash provided by (used in) financing activities                    26,991             4,987         (4,226)
                                                                       ------             -----          -----
Net increase (decrease) in cash and
  cash equivalents                                                      6,356             3,586            (58)
Cash and cash equivalents at beginning of year                          5,609             2,023          2,081
                                                                       ------             -----          -----
Cash and cash equivalents at end of year                              $11,965            $5,609         $2,023
                                                                       ======             =====          =====

Winton Financial believes that the Company's liquidity posture at September 30, 2002, is adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2002, Winton Savings' tangible capital of $41.1 million, or 8.1% of adjusted total assets, exceeded the 1.5% requirement by $33.5 million; its core capital of $41.1 million, or 8.1% of adjusted total assets, exceeded the minimum 4.0% requirement by $20.9 million; and its risk-based capital of $42.9 million, or 12.0% of risk-weighted assets, exceeded the 8% requirement by $14.2 million.


Effects of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

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

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective October 1, 2002, as required, without material effect on the Corporation's financial position or results of operations.

                          Winton Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------


Effects of Recent Accounting Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial
Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 on October 1, 2002 without material effect on the Corporation's financial condition or results of operations.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winton Financial Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 5, 2002

                          Winton Financial Corporation


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

-------------------------------------------------------------------------------


                                                                                                        September 30,
         ASSETS                                                                                     2002             2001
                                                                                                       (In thousands)
Cash and due from banks                                                                         $  1,263         $  1,877
Interest-bearing deposits in other financial institutions                                         10,702            3,732
                                                                                                 -------          -------
         Cash and cash equivalents                                                                11,965            5,609

Investment securities available for sale - at market                                              13,095           14,263
Mortgage-backed securities available for sale - at market                                            197              262
Mortgage-backed securities held to maturity - at amortized cost, approximate market
  value of $5,685 and $6,936 at September 30, 2002 and 2001, respectively                          5,761            7,036
Loans receivable - net                                                                           428,367          427,485
Loans held for sale - at lower of cost or market                                                  28,610            3,839
Office premises and equipment - at depreciated cost                                                3,571            3,247
Real estate acquired through foreclosure                                                           2,462              486
Federal Home Loan Bank stock - at cost                                                             7,828            7,458
Accrued interest receivable                                                                        2,867            3,205
Prepaid expenses and other assets                                                                    523              667
Intangible assets - net of amortization                                                              158              219
Prepaid federal income taxes                                                                         297               -
                                                                                                 -------          -------

        Total assets                                                                            $505,701         $473,776
                                                                                                 =======          =======

        LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                        $332,995         $316,960
Advances from the Federal Home Loan Bank                                                         124,427          112,668
Other borrowed money                                                                               2,000            2,000
Accounts payable on mortgage loans serviced for others                                               675              682
Advance payments by borrowers for taxes and insurance                                              1,830            1,409
Other liabilities                                                                                  2,091            1,570
Accrued federal income taxes                                                                          -                25
Deferred federal income taxes                                                                      1,667            1,772
                                                                                                 -------          -------
         Total liabilities                                                                       465,685          437,086

Commitments                                                                                           -                -

Shareholders' equity
  Preferred stock - 2,000,000 shares without par value authorized; no shares issued                   -                -
  Common stock - 18,000,000 shares without par value authorized; 4,465,054 and
    4,438,014 shares issued at September 30, 2002 and 2001, respectively                              -                -
  Additional paid-in capital                                                                      10,321           10,142
  Retained earnings                                                                               29,360           25,985
  Treasury stock, 500 shares at September 30, 2002 - at cost                                          (5)              -
  Accumulated comprehensive income, unrealized gains on securities designated as
    available for sale, net of related tax effects                                                   340              563
                                                                                                 -------          -------
        Total shareholders' equity                                                                40,016           36,690
                                                                                                 -------          -------

        Total liabilities and shareholders' equity                                              $505,701         $473,776
                                                                                                 =======          =======



The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

-------------------------------------------------------------------------------


                                                                                            Year ended September 30,
                                                                                      2002            2001           2000
                                                                                        (In thousands, except share data)
Interest income
  Loans                                                                            $32,616         $33,416        $33,521
  Mortgage-backed securities                                                           279             653            785
  Investment securities                                                                616             960          1,182
  Interest-bearing deposits and other                                                  434             576            454
                                                                                    ------          ------         ------
         Total interest income                                                      33,945          35,605         35,942

Interest expense
  Deposits                                                                          12,344          16,421         15,857
  Borrowings                                                                         7,089           7,115          7,613
                                                                                    ------          ------         ------
         Total interest expense                                                     19,433          23,536         23,470
                                                                                    ------          ------         ------

         Net interest income                                                        14,512          12,069         12,472

Provision for losses on loans                                                        1,260             300            125
                                                                                    ------          ------         ------

         Net interest income after provision for losses on loans                    13,252          11,769         12,347

Other income
  Mortgage banking income                                                            2,311           1,412            751
  Gain on sale of investment securities designated as available for sale               264             239              8
  Gain on sale of deposits                                                             250              -              -
  Loss on sale of real estate acquired through foreclosure                             (11)             -              (2)
  Other operating                                                                      665             665            636
                                                                                    ------          ------         ------
         Total other income                                                          3,479           2,316          1,393

General, administrative and other expense
  Employee compensation and benefits                                                 5,211           4,556          4,624
  Occupancy and equipment                                                            1,082           1,135          1,195
  Franchise taxes                                                                      383             375            330
  Amortization of intangible assets                                                     61              61             61
  Advertising                                                                          286             200            325
  Data processing                                                                      423             411            404
  Other operating                                                                    1,739           1,555          1,715
                                                                                    ------          ------         ------
         Total general, administrative and other expense                             9,185           8,293          8,654
                                                                                    ------          ------         ------

         Earnings before income taxes                                                7,546           5,792          5,086

Federal income taxes
  Current                                                                            2,472           1,941          1,590
  Deferred                                                                              51              (4)           111
                                                                                    ------          ------         ------
         Total federal income taxes                                                  2,523           1,937          1,701
                                                                                    ------          ------         ------

         NET EARNINGS                                                              $ 5,023         $ 3,855        $ 3,385
                                                                                    ======          ======         ======

         EARNINGS PER SHARE
           Basic                                                                     $1.13            $.87           $.77
                                                                                      ====             ===            ===

           Diluted                                                                   $1.10            $.85           $.74
                                                                                      ====             ===            ===



The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

-------------------------------------------------------------------------------


                                                                                            Year ended September 30,
                                                                                      2002            2001           2000
                                                                                                 (In thousands)
Net earnings                                                                        $5,023          $3,855         $3,385

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $(25), $144 and $(81) in
    2002, 2001 and 2000, respectively                                                  (49)            280           (158)

 Reclassification adjustment for realized gains
    included in earnings, net of tax of $90, $81 and $3 in
    2002, 2001 and 2000, respectively                                                 (174)           (158)            (5)
                                                                                     -----           -----          -----

Comprehensive income                                                                $4,800          $3,977         $3,222
                                                                                     =====           =====          =====

Accumulated comprehensive income                                                    $  340          $  563         $  441
                                                                                     =====           =====          =====




































The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------


                                                                                                  Unrealized
                                                                                                    gains on
                                                        Additional                                securities
                                               Common      paid-in      Retained     Treasury      available
                                                stock      capital      earnings        stock       for sale        Total
                                                                        (In thousands, except share data)
Balance at October 1, 1999                       $ -       $ 9,917       $21,619         $ -            $604      $32,140

Proceeds from exercise of
  stock options                                    -            55            -            -              -            55
Net earnings for the year
  ended September 30, 2000                         -            -          3,385           -              -         3,385
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects                 -            -             -            -            (163)        (163)
Cash dividends of $.32 per share                   -            -         (1,411)          -              -        (1,411)
                                                  ---       ------        ------          ---            ---       ------

Balance at September 30, 2000                      -         9,972        23,593           -             441       34,006

Proceeds from exercise of
   stock options                                   -           170            -            -              -           170
Net earnings for the year
  ended September 30, 2001                         -            -          3,855           -              -         3,855
Unrealized gains on securities
  designated as available for
  sale, net of related tax effects                 -            -             -            -             122          122
Cash dividends of $.33 per share                   -            -         (1,463)          -              -        (1,463)
                                                  ---       ------        ------          ---            ---       ------

Balance at September 30, 2001                      -        10,142        25,985           -             563       36,690

Proceeds from exercise of
  stock options                                    -           179            -            -              -           179
Purchase of treasury shares                        -            -             -            (5)            -            (5)
Net earnings for the year
  ended September 30, 2002                         -            -          5,023           -              -         5,023
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects                 -            -             -            -            (223)        (223)
Cash dividends of $.37 per share                   -            -         (1,648)          -              -        (1,648)
                                                  ---       ------        ------          ---            ---       ------

Balance at September 30, 2002                    $ -       $10,321       $29,360         $ (5)          $340      $40,016
                                                  ===       ======        ======          ===            ===       ======






The accompanying notes are an integral part of these statements.

                          Winton Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------

                                                                                            Year ended September 30,
                                                                                      2002            2001           2000
                                                                                                 (In thousands)
Cash flows from operating activities:
  Net earnings for the year                                                       $  5,023        $  3,855       $  3,385
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums on investments and
      mortgage-backed securities                                                        87              83             54
    Amortization of deferred loan origination fees                                    (188)            (82)           (50)
    Depreciation and amortization                                                      433             457            530
    Amortization of intangible assets                                                   61              61             61
    Gain on sale of deposits                                                          (250)             -              -
    Gain on sale of investment securities designated as available for sale            (264)           (239)            (8)
    Loss on sale of real estate acquired through foreclosure                            11              -               2
    Provision for losses on loans                                                    1,260             300            125
    Gain on sale of mortgage loans                                                  (1,936)         (1,159)          (398)
    Loans disbursed for sale in the secondary market                              (148,445)       (105,264)       (49,797)
    Proceeds from sale of loans in the secondary market                            125,610         104,127         51,144
    Federal Home Loan Bank stock dividends                                            (370)           (517)          (473)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                      338              40            (18)
      Prepaid expenses and other assets                                                144            (165)           (69)
      Accounts payable on mortgage loans serviced for others                            (7)           (104)           (52)
      Other liabilities                                                                521            (108)          (312)
      Federal income taxes
        Current                                                                       (362)           (249)           467
        Deferred                                                                        51              (4)           111
                                                                                   -------         -------        -------
         Net cash provided by (used in) operating activities                       (18,283)          1,032          4,702

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                    6,675           9,650          3,100
  Proceeds from sale of investment securities designated as available for sale       5,179          11,088          1,500
  Purchase of investment securities designated as held to maturity                      -               -          (1,255)
  Purchase of investment securities designated as available for sale               (10,815)        (14,590)        (1,250)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                               1,927              -              -
  Principal repayments on mortgage-backed securities                                 2,310           5,274          1,301
  Purchase of mortgage-backed securities designated as available for sale           (1,917)             -              -
  Purchase of mortgage-backed securities designated as held to maturity             (1,013)             -              -
  Loan principal repayments                                                        161,748         118,004         96,794
  Loan disbursements                                                              (166,841)       (131,829)      (101,042)
  Proceeds from sale of loan participations                                          1,100              -             903
  Purchase and renovation of office premises and equipment                            (739)           (268)          (222)
  Proceeds from sale of real estate acquired through foreclosure                        34             241            180
  Additions to real estate acquired through foreclosure                                 -               (3)            -
  Purchase of Federal Home Loan Bank stock                                              -               -            (543)
                                                                                   -------         -------        -------
         Net cash used in investing activities                                      (2,352)         (2,433)          (534)
                                                                                   -------         -------        -------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                   (20,635)         (1,401)         4,168
                                                                                   -------         -------        -------

                          Winton Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------


                                                                                            Year ended September 30,
                                                                                      2002            2001           2000
                                                                                                 (In thousands)
         Net cash provided by (used in) operating and investing
           activities (balance brought forward)                                   $(20,635)        $(1,401)       $ 4,168

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts, including purchased deposits         24,091           7,071         (2,183)
  Sale of deposit accounts                                                          (7,806)             -              -
  Proceeds from Federal Home Loan Bank advances and other borrowings                95,500          67,000         64,350
  Repayment of Federal Home Loan Bank advances                                     (83,741)        (68,052)       (65,162)
  Advances by borrowers for taxes and insurance                                        421             261            125
  Proceeds from exercise of stock options                                              179             170             55
  Dividends paid on common stock                                                    (1,648)         (1,463)        (1,411)
  Purchase of treasury shares                                                           (5)             -              -
                                                                                   -------          ------         ------
         Net cash provided by (used in) financing activities                        26,991           4,987         (4,226)
                                                                                   -------          ------         ------

Net increase (decrease) in cash and cash equivalents                                 6,356           3,586            (58)

Cash and cash equivalents at beginning of year                                       5,609           2,023          2,081
                                                                                   -------          ------         ------

Cash and cash equivalents at end of year                                          $ 11,965         $ 5,609        $ 2,023
                                                                                   =======          ======         ======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                          $  2,792         $ 1,870        $ 1,117
                                                                                   =======          ======         ======

    Interest on deposits and borrowings                                           $ 19,566         $23,602        $23,407
                                                                                   =======          ======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure                $  2,039         $    26        $   424
                                                                                   =======          ======         ======

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                                  $     50         $   171        $   152
                                                                                   =======          ======         ======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                                $   (223)        $   122        $  (163)
                                                                                   =======          ======         ======

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 140                                                  $    364         $    84        $    64
                                                                                   =======          ======         ======

  Transfer of investment securities held to maturity to an available
    for sale classification upon adoption of SFAS No. 133                         $     -          $14,002        $    -
                                                                                   =======          ======         ======




The accompanying notes are an integral part of these statements.

                         Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


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

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition.

    Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2002 and 2001, loans held for sale were carried at cost.

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

    The Company recorded amortization related to mortgage servicing rights totaling approximately $299,000, $164,000 and $81,000 for the years ended September 30, 2002, 2001 and 2000, respectively. At September 30, 2002, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $923,000 and $724,000, respectively. At September 30, 2001, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $892,000 and $659,000, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


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

    At September 30, 2001, the Company had $1.8 million in loans defined as impaired under SFAS No. 114. There was no specific allowance for loan losses maintained for such loans at September 30, 2001. During fiscal 2002, the previously mentioned impaired loan was paid off whereby the Company received all interest and principal outstanding. At September 30, 2002, there were no loans defined as impaired under SFAS No. 114.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Employee Benefit Plans

    The Corporation had an Employee Stock Ownership Plan ("ESOP") which provided retirement benefits for substantially all employees who had completed one year of service. Contributions of $137,000, $90,000 and $85,000 were made to the ESOP for the years ended September 30, 2002, 2001 and 2000, respectively. Effective February 28, 2002, the ESOP was merged into the Winton Savings and Loan 401(k) Profit Sharing Plan.

    The Company has a contributory 401(k) profit sharing plan covering all employees who have attained the age of 21 and have completed six months of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan by the Company totaled $126,000, $42,000 and $40,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

    11.  Earnings Per Share

    Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computations are as follows:

                                                              For the years ended September 30,
                                                             2002              2001             2000
    Weighted-average common shares
      outstanding (basic)                               4,451,737         4,429,603        4,408,655
    Dilutive effect of assumed exercise
      of stock options                                    116,216           103,241          159,051
                                                        ---------         ---------        ---------
    Weighted-average common shares
      outstanding (diluted)                             4,567,953         4,532,844        4,567,706
                                                        =========         =========        =========

    Options to purchase 185,500, 303,500 and 193,000 shares of common stock with a respective weighted-average exercise price of $12.53, $11.17 and $12.55 were outstanding at September 30, 2002, 2001 and 2000, respectively, but were excluded from the computation of common share equivalents for those respective years because the exercise prices were greater than the average market price of common shares.

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

------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2002 and 2001:

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2002 and 2001, was not material.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                                                2002                        2001
                                                                     Carrying         Fair        Carrying         Fair
                                                                        value        value           value        value
                                                                                        (In thousands)
    Financial assets
      Cash and cash equivalents                                      $ 11,965     $ 11,965        $  5,609     $  5,609
      Investment securities designated
        as available for sale                                          13,095       13,095          14,263       14,263
      Mortgage-backed securities designated
        as available for sale                                             197          197             262          262
      Mortgage-backed securities - at cost                              5,761        5,685           7,036        6,936
      Loans receivable - net                                          456,977      471,305         431,324      443,597
      Federal Home Loan Bank stock                                      7,828        7,828           7,458        7,458
                                                                      -------      -------         -------      -------

                                                                     $495,823     $510,075        $465,952     $478,125
                                                                      =======      =======         =======      =======
    Financial liabilities
      Deposits                                                       $332,995     $338,772        $316,960     $323,688
      Advances from Federal Home Loan Bank and
        other borrowed money                                          126,427      136,363         114,668      121,337
      Advance payments and amounts due on loans
        serviced for others                                             2,505        2,505           2,091        2,091
                                                                      -------      -------         -------      -------

                                                                     $461,927     $477,640        $433,719     $447,116
                                                                      =======      =======         =======      =======

    14.  Advertising

    Advertising costs are expensed when incurred.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                            2002                         2001
                                                                                 Estimated                    Estimated
                                                                  Amortized           fair       Amortized         fair
                                                                       cost          value            cost        value
                                                                                        (In thousands)
    Available for sale:
      U.S. Government and agency obligations                        $12,375        $12,537         $13,187      $13,578
      Corporate equity securities                                       209            558             228          685
                                                                     ------         ------          ------       ------

         Total investment securities                                $12,584        $13,095         $13,415      $14,263
                                                                     ======         ======          ======       ======

    At September 30, 2002 and 2001, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $511,000 and $848,000, respectively, consisting solely of gross unrealized gains.

    The amortized cost and estimated fair value of U.S. Government and agency obligations at September 30, 2002, by term to maturity are shown below.

                                                                                   Estimated
                                                         Amortized                      fair
                                                              cost                     value
                                                                     (In thousands)
    Due in one year or less                                $ 5,315                  $  5,348
    Due in one to three years                                6,060                     6,180
    Due in three to five years                               1,000                     1,009
                                                            ------                    ------

                                                           $12,375                   $12,537
                                                            ======                    ======

    At September 30, 2002, investment securities with a carrying value of $1.5 million were pledged to secure public deposits.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2002 and 2001, are shown below.

                                                                                           2002
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        Participation certificates                                 $2,240           $ -               $(48)        $2,192
      Government National Mortgage Association
        Participation certificates                                    240              7                (1)           246
      Federal National Mortgage Association
        Participation certificates                                  2,953              2               (35)         2,920
        Collateralized mortgage obligations                           140             -                 (1)           139
      Residential Funding Corporation
        Collateralized mortgage obligations                           188             -                 -             188
                                                                    -----            ---               ---          -----
         Total mortgage-backed securities
           held to maturity                                         5,761              9               (85)         5,685

    Available for sale:
      Government National Mortgage Association
        Participation certificates                                    193              4                -             197
                                                                    -----            ---               ---          -----

         Total mortgage-backed securities                          $5,954           $ 13              $(85)        $5,882
                                                                    =====            ===               ===          =====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

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
      Government National Mortgage Association
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

-------------------------------------------------------------------------------

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, including those designated as available for sale by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                  September 30,
                                                                            2002                2001
                                                                                 (In thousands)
    Due within three years                                                $   45              $  343
    Due after three years through five years                                   5                   7
    Due after five years through ten years                                    74                 110
    Due after ten years through twenty years                               3,244               2,856
    Due after twenty years                                                 2,586               3,977
                                                                           -----               -----

                                                                          $5,954              $7,293
                                                                           =====               =====

    Mortgage-backed securities with an approximate carrying value of $355,000 were pledged to secure public deposits at September 30, 2002.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                                         2002                2001
                                                                              (In thousands)
    Residential real estate
      One- to four-family                                            $219,996            $222,845
      Multi-family                                                     80,523              79,003
      Construction                                                     25,365              23,342
    Nonresidential real estate and land                               100,798              89,892
    Nonresidential construction                                         6,581              13,089
    Consumer and other                                                 12,179              15,186
                                                                      -------             -------
                                                                      445,442             443,357
    Less:
      Undisbursed portion of loans in process                          14,616              13,930
      Deferred loan origination fees                                      609                 748
      Allowance for loan losses                                         1,850               1,194
                                                                      -------             -------

                                                                     $428,367            $427,485
                                                                      =======             =======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE C - LOANS RECEIVABLE (continued)

    The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $311.3 million, or 73%, of the total loan portfolio at both September 30, 2002 and 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

    As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $122.7 million and $121.9 million at September 30, 2002 and 2001, respectively. At September 30, 2002, loans sold with recourse totaled $3.4 million.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                      2002            2001         2000
                                                                 (In thousands)
    Beginning balance                               $1,194          $1,000       $  932
    Provision for losses on loans                    1,260             300          125
    Charge-off of loans                               (670)           (124)        (124)
    Recoveries of loan losses                           66              18           67
                                                     -----           -----        -----

    Ending balance                                  $1,850          $1,194       $1,000
                                                     =====           =====        =====

    At September 30, 2002, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming loans at September 30, 2002, 2001 and 2000, totaled $3.4 million, $2.7 million and $1.2 million, respectively. Interest income that would have been recognized had nonperforming loans performed pursuant to contractual terms totaled approximately $49,000, $196,000 and $39,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at September 30:

                                                                         2002              2001
                                                                             (In thousands)
    Land                                                               $  597            $  597
    Office buildings and improvements                                   3,107             3,099
    Furniture, fixtures and equipment                                   4,094             3,940
    Construction in process                                               466                -
                                                                        -----             -----
                                                                        8,264             7,636
      Less accumulated depreciation and
        amortization                                                    4,693             4,389
                                                                        -----             -----

                                                                       $3,571            $3,247
                                                                        =====             =====

    During fiscal 2002, the Company began construction and remodeling projects for two office locations which are scheduled to be completed in fiscal 2003. The Company's total capital expenditure commitment is not expected to exceed $1.7 million.

    The Company leases certain of its office locations, as well as automobiles, under operating lease agreements. At September 30, 2002, the Company's outstanding future lease obligations were as follows:

            Year ended
           September 30,                                 (In thousands)
             2003                                             $241
             2004                                              195
             2005                                              130
             2006                                              101
       2007 and thereafter                                     124
                                                               ---

                                                              $791
                                                               ===

    The Company had recognized operating lease expense totaling $177,000, $200,000 and $152,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average interest rate                                              2002              2001
                                                                                                     (In thousands)
    NOW accounts and money market deposits
      2002 - 0.66%                                                                           $ 34,299
      2001 - 1.16%                                                                                             $ 24,845
    Passbook and Club accounts
      2002 - 1.63%                                                                             67,391
      2001 - 2.91%                                                                                               59,376
                                                                                              -------           -------

         Total demand, transaction and passbook deposits                                      101,690            84,221

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2002 - 2.77%                                                                         29,927
          2001 - 4.62%                                                                                           36,948
        12 months to 36 months
          2002 - 4.08%                                                                        137,574
          2001 - 5.97%                                                                                          137,215
        More than 36 months
          2002 - 5.81%                                                                         27,279
          2001 - 6.36%                                                                                           21,932
      Individual Retirement and Keogh
        2002 - 4.41%                                                                           36,525
        2001 - 5.70%                                                                                             36,644
                                                                                              -------           -------

         Total certificates of deposit                                                        231,305           232,739
                                                                                              -------           -------

         Total deposit accounts                                                              $332,995          $316,960
                                                                                              =======           =======

    The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $65.1 million and $66.8 million at September 30, 2002 and 2001, respectively.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                                    2002            2001         2000
                                                                              (In thousands)
    Passbook and money market deposit accounts                   $ 1,332         $ 1,819      $ 2,027
    NOW accounts                                                     193             240          211
    Certificates of deposit                                       10,819          14,362       13,619
                                                                  ------          ------       ------

                                                                 $12,344         $16,421      $15,857
                                                                  ======          ======       ======

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                         2002           2001
                                                           (In thousands)
    Less than one year                               $159,550       $151,150
    One year to three years                            53,927         72,942
    More than three years                              17,828          8,647
                                                     --------      ---------

                                                     $231,305       $232,739
                                                      =======        =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2002, by pledges of certain residential mortgage loans totaling $155.5 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                   Maturing fiscal
Interest rate                                        year ending in                            2002                2001
                                                                                                (Dollars in thousands)
    1.93% - 7.20%                                        2002                              $     -             $ 15,541
    2.15% - 7.40%                                        2003                                27,750              18,352
    3.79% - 6.71%                                        2004                                28,083              18,142
    4.55% - 6.90%                                        2005                                31,000              23,000
    6.20% - 6.92%                                        2006                                 6,000               6,000
    2.50% - 6.97%                                     Thereafter                             31,594              31,633
                                                                                            -------             -------

                                                                                           $124,427            $112,668
                                                                                            =======             =======

    Weighted-average interest rate                                                             5.57%               5.94%
                                                                                               ====                ====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE H - OTHER BORROWED MONEY

    The Corporation has a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2002 and 2001, the Corporation had $2.0 million outstanding at an interest rate of 4.25% in 2002 and 5.50% in 2001. This line of credit expires in the first quarter of fiscal 2003. The loan is secured by the outstanding shares of the Company.

NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                                         2002         2001         2000
                                                                                            (Dollars in thousands)
    Federal income taxes computed at statutory rate                                    $2,566       $1,969       $1,729
    Increase (decrease) in taxes resulting from:
      Nondeductible expenses                                                               12           13           13
      Nontaxable dividend income                                                           (4)          (6)          (4)
      Low income housing investment tax credits                                           (42)         (42)         (42)
      Other                                                                                (9)           3            5
                                                                                        -----        -----        -----
    Federal income tax provision per consolidated
      financial statements                                                             $2,523       $1,937       $1,701
                                                                                        =====        =====        =====

    Effective tax rate                                                                  33.4%         33.4%        33.4%
                                                                                        ====          ====         ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                                           2002         2001
    differences at statutory rate:                                                                     (In thousands)
    Deferred tax assets:
      General loan loss allowance                                                                  $   629      $   406
      Reserve for uncollected interest                                                                  17           67
      Amortization of intangible assets                                                                 25           31
      Other                                                                                             17           -
                                                                                                    ------       ------
         Total deferred tax assets                                                                     688          504

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                                        (1,216)      (1,090)
      Difference between book and tax depreciation                                                    (131)        (121)
      Percentage of earnings bad debt deduction                                                       (106)        (164)
      Unrealized gains on securities designated as available for sale                                 (175)        (290)
      Deferred loan origination costs                                                                 (478)        (377)
      Mortgage servicing rights                                                                       (246)        (224)
      Other                                                                                             (3)         (10)
                                                                                                    ------       ------
         Total deferred tax liabilities                                                             (2,355)      (2,276)
                                                                                                    ------       ------

         Net deferred tax liability                                                                $(1,667)     $(1,772)
                                                                                                    ======       ======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE I - FEDERAL INCOME TAXES (continued)

    Prior to fiscal 1997, the Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $1.8 million as of September 30, 2002. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2002.

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

    At September 30, 2002, the Company had total outstanding commitments of approximately $16.9 million to originate residential one- to four-family and multi-family real estate loans of which $2.1 million were comprised of adjustable-rate loans at rates ranging from 4.75% to 7.00%, and $14.8 million were comprised of fixed-rate loans at rates ranging from 5.25% to 8.25%. The Company also had total outstanding commitments of approximately $2.3 million to originate nonresidential real estate and land loans, of which $1.3 million were comprised of 7.00% fixed-rate loans and $1.0 million were comprised of adjustable rate loans at rates ranging from 5.75% to 6.625%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $18.9 million and $4.2 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2002, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    The Company has an outstanding commitment to sell $28.6 million of loans in the secondary market at September 30, 2002.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


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

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2002. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2002 fiscal year, the Company was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

    As of September 30, 2002 and 2001, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                                     As of September 30, 2002
                                                                                                         Required
                                                                                                       to be "well-
                                                                             Required               capitalized" under
                                                                            for capital              prompt corrective
                                                    Actual               adequacy purposes           action provisions
                                               Amount     Ratio           Amount    Ratio             Amount    Ratio
                                                                      (Dollars in thousands)
    Tangible capital                          $41,057       8.1%       =>$ 7,569    =>1.5%         =>$25,230    => 5.0%

    Core capital                              $41,057       8.1%       =>$20,184    =>4.0%         =>$30,276    => 6.0%

    Risk-based capital                        $42,907      12.0%       =>$28,728    =>8.0%         =>$35,910    =>10.0%

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE K - REGULATORY CAPITAL (continued)

                                                                     As of September 30, 2001
                                                                                                         Required
                                                                                                       to be "well-
                                                                             Required               capitalized" under
                                                                            for capital              prompt corrective
                                                    Actual               adequacy purposes           action provisions
                                               Amount     Ratio           Amount    Ratio             Amount    Ratio
                                                                      (Dollars in thousands)
    Tangible capital                          $37,356       7.9%       =>  7,086    =>1.5%         =>$23,621    => 5.0%

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


NOTE L - STOCK OPTION PLANS

    Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,051,210 common shares to be granted at the discretion of the Board of Directors. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2002, 406,460 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2002, 395,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 6,030 options were ungranted.

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

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE L - STOCK OPTION PLANS (continued)

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

                                                                                2002             2001              2000
    Net earnings (In thousands)                  As reported                  $5,023           $3,855            $3,385
                                                                               =====            =====             =====

                                                   Pro-forma                  $5,023           $3,554            $3,105
                                                                               =====            =====             =====

    Earnings per share
      Basic                                      As reported                   $1.13             $.87              $.77
                                                                                ====              ===               ===

                                                   Pro-forma                   $1.13             $.80              $.70
                                                                                ====              ===               ===

      Diluted                                    As reported                   $1.10             $.85              $.74
                                                                                ====              ===               ===

                                                   Pro-forma                   $1.10             $.78              $.68
                                                                                ====              ===               ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2001 and 2000: dividend yield of 3.6% and 2.9%, respectively, expected volatility of 54.80% and 56.65%, respectively, risk-free interest rate of 3.00% for 2001 and 6.5% for 2000 and expected lives of ten years for all grants.

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE L - STOCK OPTION PLANS (continued)

    A summary of the status of the Corporation's stock option plans as of September 30, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

                                                      2002                     2001                       2000
                                                         Weighted-               Weighted-                   Weighted-
                                                           average                 average                     average
                                                          exercise                exercise                    exercise
                                                 Shares      price      Shares       price          Shares       price
    Outstanding at beginning of year            831,000      $ 8.23    743,000       $ 8.11        622,300      $ 7.89
    Granted                                          -           -     124,000         8.75        135,500        9.26
    Exercised                                   (27,040)       5.00    (26,000)        5.72         (8,300)       6.79
    Forfeited                                    (2,000)      10.06    (10,000)       11.98         (6,500)      13.25
                                                -------       -----    -------        -----        -------       -----

    Outstanding at end of year                  801,960      $ 8.33    831,000       $ 8.23        743,000      $ 8.11
                                                =======       =====    =======        =====        =======       =====

    Options exercisable at year-end             801,960      $ 8.33    831,000       $ 8.23        743,000      $ 8.11
                                                =======       =====    =======        =====        =======       =====
    Weighted-average fair value of
      options granted during the year                        $   -                   $ 3.68                     $ 4.79
                                                              =====                   =====                      =====

    The following information applies to options outstanding at September 30, 2002:

    Number outstanding                                                376,460
    Range of exercise prices                                    $5.00 - $6.75
    Number outstanding                                                425,500
    Range of exercise prices                                   $8.75 - $13.25
    Weighted-average exercise price                                     $8.33
    Weighted-average remaining contractual life                    5.00 years

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended September 30, 2002, 2001 and 2000.

                          Winton Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

           ASSETS                                                                            2002                  2001
                                                                                                   (In thousands)
    Cash                                                                                  $   445               $   522
    Investment in The Winton Savings and Loan Co.                                          41,396                37,903
    Corporate equity securities - at fair value                                               559                   685
    Prepaid expenses and other assets                                                          13                     9
    Prepaid federal income taxes                                                              135                    92
                                                                                           ------                ------

           Total assets                                                                   $42,548               $39,211
                                                                                           ======                ======

           LIABILITIES AND SHAREHOLDERS' EQUITY

    Note payable                                                                          $ 2,000               $ 2,000
    Accrued expenses and other liabilities                                                    413                   366
    Deferred federal income taxes                                                             119                   155
                                                                                           ------                ------
           Total liabilities                                                                2,532                 2,521

    Shareholders' equity
      Additional paid-in capital                                                           10,321                10,142
      Retained earnings                                                                    29,360                25,985
      Treasury stock, 500 shares at September 30, 2002 - at cost                               (5)                   -
      Unrealized gains on securities designated as
        available for sale, net of related tax effects                                        340                   563
                                                                                           ------                ------

           Total shareholders' equity                                                      40,016                36,690
                                                                                           ------                ------

           Total liabilities and shareholders' equity                                     $42,548               $39,211
                                                                                           ======                ======

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          Winton Financial Corporation

                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                                  2002              2001           2000
                                                                                             (In thousands)
    Revenue
      Interest and dividends on investments                                     $   16            $   25         $   24
      Gain on sale of investment securities                                        105               109             -
      Dividends received from subsidiary                                         1,425             1,678          1,463
      Equity in undistributed earnings of subsidiary                             3,646             2,279          2,107
                                                                                 -----             -----          -----
                                                                                 5,192             4,091          3,594
    Expenses
      General and administrative                                                   169               236            209
                                                                                 -----             -----          -----

           Net earnings                                                         $5,023            $3,855         $3,385
                                                                                 =====             =====          =====

                          Winton Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                                  2002              2001           2000
                                                                                             (In thousands)
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                 $5,023            $3,855         $3,385
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                       (3,646)           (2,279)        (2,107)
        Gain on sale of investment securities                                     (105)             (109)            -
        Increases (decreases) in cash due to changes in:
          Prepaid expenses and other assets                                         (4)                6              1
          Other                                                                      4               (13)            28
                                                                                 -----             -----          -----
             Net cash provided by operating activities                           1,272             1,460          1,307

    Cash flows provided by (used in) investing activities:
      Investment in subsidiary                                                      -                 -          (2,000)
      Purchase of investment securities                                             -               (145)            -
      Proceeds from sale of investment securities                                  125               128             -
                                                                                 -----             -----          -----
             Net cash provided by (used in) investing activities                   125               (17)        (2,000)

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowings                                                      -                 -           2,000
      Payment of dividends on common stock                                      (1,648)           (1,463)        (1,411)
      Purchase of treasury shares                                                   (5)               -              -
      Proceeds from exercise of stock options                                      179               170             55
                                                                                 -----             -----          -----
             Net cash provided by (used in) financing activities                (1,474)           (1,293)           644
                                                                                 -----             -----          -----

    Net increase (decrease) in cash and cash equivalents                           (77)              150            (49)

    Cash and cash equivalents at beginning of year                                 522               372            421
                                                                                 -----             -----          -----

    Cash and cash equivalents at end of year                                    $  445            $  522         $  372
                                                                                 =====             =====          =====

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

    Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 2002, Winton Savings applied for, and anticipates to receive, OTS approval to make up to $2.0 million in capital distributions during fiscal 2003.


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2002 and 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2002 presentation.

                                                                               Three Months Ended
                                                      December 31,         March 31,         June 30,     September 30,
    2002:                                                             (In thousands, except per share data)
    Total interest income                                   $8,570            $8,413           $8,659            $8,303
    Total interest expense                                   5,262             4,796            4,763             4,612
                                                             -----             -----            -----             -----

    Net interest income                                      3,308             3,617            3,896             3,691
    Provision for losses on loans                              465               172               75               548
    Other income                                             1,218               705              508             1,048
    General, administrative and other expense                2,140             2,333            2,261             2,451
                                                             -----             -----            -----             -----

    Earnings before income taxes                             1,921             1,817            2,068             1,740
    Federal income taxes                                       653               618              703               549
                                                             -----             -----            -----             -----

    Net earnings                                            $1,268            $1,199           $1,365            $1,191
                                                             =====             =====            =====             =====

    Earnings per share
      Basic                                                   $.29              $.27             $.30              $.27
                                                               ===               ===              ===               ===

      Diluted                                                 $.28              $.26             $.30              $.26
                                                               ===               ===              ===               ===

                          Winton Financial Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)


                                                                               Three Months Ended
                                                      December 31,         March 31,         June 30,     September 30,
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
                                                               ===               ===              ===               ===


NOTE O - SUBSEQUENT EVENT

    Winton Savings signed a contract to sell its former branch property located at 101 W. Central Parkway. The transaction closed in October 2002 resulting in Winton Savings recognizing a pre-tax gain of approximately $240,000 on the sale.

                          Winton Financial Corporation


                         INVESTOR RELATIONS INFORMATION

-------------------------------------------------------------------------------


SHAREHOLDER SERVICES. Fifth Third Bank serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                                Fifth Third Bank
                         Corporate Trust Administration
                            38 Fountain Square Plaza
                                    MD10AT60
                             Cincinnati, Ohio 45263

MARKET SPECIALIST. Cohen Specialists L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL REPORT.  Designed by Curran and Connors, Inc.  www.curran-connors.com

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 24, 2003, at 10:00 a.m. Eastern Standard Time, at Dante's Restaurant, 5510 Rybolt Road, Cincinnati, Ohio.

REQUEST COPY OF FORM 10-K. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247
                Attention: Gregory P. Niesen, Secretary/Treasurer

WINTON SAVINGS ON THE WEB.  Visit us at www.wintonsavings.com

                          Winton Financial Corporation

                             DIRECTORS AND OFFICERS

-------------------------------------------------------------------------------


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