Form 10-K, Exhibit 13
period 2003-09-30
WINTON FINANCIAL CORP
filed 2003-12-23
CIK 857907

                                   EXHIBIT 13

                                TABLE OF CONTENTS

Market Price of Winton Financial's Common Shares and Related
  Shareholder Matters.......................................................   1

Selected Consolidated Financial and Other Data..............................   2

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................   4

Discussion of Changes in Financial Condition from September 30, 2002 to
  September 30, 2003........................................................   6

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2003 and 2002...............................................   7

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2002 and 2001...............................................  10

Average Balance, Yield, Rate and Volume Data................................  13

Rate/Volume Table...........................................................  14

Asset and Liability Management..............................................  15

Liquidity and Capital Resources.............................................  16

Report of Independent Certified Public Accountants..........................  20

Consolidated Financial Statements...........................................  21

Investor Relations Information..............................................  53

Officers....................................................................  53

                          WINTON FINANCIAL CORPORATION

                MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

WINTON FINANCIAL'S COMMON SHARES ARE LISTED ON THE AMERICAN STOCK EXCHANGE, INC. ("AMEX"), UNDER THE SYMBOL "WFI." AS OF DECEMBER 5, 2003, WINTON FINANCIAL HAD 4,482,254 COMMON SHARES OUTSTANDING AND HELD OF RECORD BY APPROXIMATELY 405 SHAREHOLDERS. THE NUMBER OF SHAREHOLDERS DOES NOT REFLECT THE NUMBER OF PERSONS OR ENTITIES WHO MAY HOLD STOCK IN NOMINEE OR "STREET" NAME THROUGH BROKERAGE FIRMS OR OTHERS.

Presented below are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2003 and 2002. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

                                           CASH
FISCAL YEAR ENDING SEPTEMBER 30,           HIGH          LOW           DIVIDENDS
2003

Quarter ending September 30, 2003         $13.80        $12.55          $.1025
Quarter ending June 30, 2003               12.74         10.49           .1025
Quarter ending March 31, 2003              11.75         10.15           .1025
Quarter ending December 31, 2002           11.25          9.20           .1025

2002

Quarter ending September 30, 2002         $10.50         $9.20          $.0925
Quarter ending June 30, 2002               10.75          9.80           .0925
Quarter ending March 31, 2002              10.50          8.95           .0925
Quarter ending December 31, 2001            9.40          8.75           .0925

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

                                                                              AT SEPTEMBER 30,
STATEMENT OF FINANCIAL CONDITION DATA:                2003           2002           2001            2000           1999
                                                                               (In thousands)
Total amount of:
  Assets                                          $543,902       $505,701       $473,776        $465,214       $466,278
  Cash and cash equivalents                          9,496         11,965          5,609           2,023          2,081
  Investment securities                             21,466         13,095         14,263          20,030         22,385
  Mortgage-backed securities (1)                     6,372          5,958          7,298          12,612         13,943
  Loans receivable, net (2)                        487,480        456,977        431,324         415,447        413,550
  Deposits                                         354,296        332,995        316,960         309,889        312,072
  FHLB advances and other borrowings               138,612        126,427        114,668         115,720        116,532
  Shareholders' equity - net                        44,222         40,016         36,690          34,006         32,140

                                                                      FOR THE YEAR ENDED SEPTEMBER 30,
STATEMENT OF EARNINGS DATA:                           2003           2002           2001            2000           1999
                                                                    (In thousands, except share data)
Total interest income                              $31,644        $33,945        $35,605         $35,942        $32,896
Total interest expense                             (16,396)       (19,433)       (23,536)        (23,470)       (20,313)
                                                   -------        -------        -------         -------        -------
Net interest income                                 15,248         14,512         12,069          12,472         12,583
Provision for losses on loans                         (605)        (1,260)          (300)           (125)          (160)
                                                   -------        -------        -------         -------        -------
Net interest income after provision for
  losses on loans                                   14,643         13,252         11,769          12,347         12,423
Other income                                         4,415          3,479          2,316           1,393          2,234
General, administrative and other expense          (10,563)        (9,185)        (8,293)         (8,654)       (10,077)
                                                   -------        -------        -------         -------        -------
Earnings before income taxes                         8,495          7,546          5,792           5,086          4,580
Federal income taxes                                (2,789)        (2,523)        (1,937)         (1,701)        (1,640)
                                                   -------        -------        -------         -------        -------
Net earnings                                       $ 5,706        $ 5,023        $ 3,855         $ 3,385        $ 2,940
                                                   =======        =======        =======         =======        =======

Earnings per share
  Basic                                              $1.27          $1.13          $0.87           $0.77          $0.67
                                                   =======        =======        =======         =======        =======
  Diluted                                            $1.23          $1.10          $0.85           $0.74          $0.64
                                                   =======        =======        =======         =======        =======
Dividends per share                                  $0.41          $0.37          $0.33           $0.32          $0.30
                                                   =======        =======        =======         =======        =======

----------

(1) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.

(2)   Includes loans held for sale.

                          WINTON FINANCIAL CORPORATION

                                                                   AT OR FOR THE YEAR ENDED SEPTEMBER 30,
OTHER DATA:                                      2003            2002            2001            2000            1999
Interest rate spread                             2.74%           2.71%           2.26%           2.35%           2.63%
Net interest margin                              3.01            3.03            2.63            2.70            2.95
Return on average equity                        13.38           13.05           10.87           10.19            9.32(1)
Return on average assets                         1.10            1.03             .82             .72             .67(1)
Shareholders' equity to assets                   8.13            7.91            7.74            7.31            6.89
Average interest-earning assets to
  average interest-bearing liabilities         108.04          107.99          107.34          106.80          106.53
Net interest income to general,
  administrative and other expense             144.35          158.00          145.53          144.12          124.87(1)
General, administrative and other
  expense to average total assets                2.04            1.88            1.77            1.83            2.30(1)
Nonperforming assets to total
  assets                                          .85            1.16             .68             .42             .16
Allowance for loan losses to
  nonperforming loans                           60.26           54.44           43.51           81.50          378.86
Dividend payout ratio                           32.28           32.74           37.93           41.56           43.82

Number of:
  Loans outstanding                             6,842           7,177           6,743           7,021           7,065
  Deposit accounts                             25,830          26,114          26,125          26,022          26,058
  Full service offices                              7               6               7               7               7

----------

(1) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

      Return on average equity                               13.00%
      Return on average assets                                 .94
      Net interest income to general, administrative
        and other expense                                   147.98
      General, administrative and other expense
        to average total assets                               1.94

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2003, 2002 and 2001.

Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2003, and the results of operations for fiscal 2003 compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's analysis of the interest rate risk of Winton Savings as set forth under "Asset/Liability Management;"

2. Management's discussion of the liquidity of Winton Savings' assets and the regulatory capital of Winton Savings as set forth under "Liquidity and Capital Resources;" and

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003," and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002."

Critical Accounting Policies

Allowance for Loan Losses: It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Company's primary market areas. When the collection of a loan becomes doubtful or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for the loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies (continued)

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical matter at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

Mortgage Servicing Rights: Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires that the company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discount earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool (i.e., the net realizable present value to an acquiror of the acquired servicing).

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003

The Corporation had total assets of $543.9 million at September 30, 2003, an increase of $38.2 million, or 7.6%, over the September 30, 2002 total. The increase in assets was comprised of a $30.5 million, or 6.7%, increase in loans receivable, including loans held for sale, an $8.4 million increase in investment securities, an increase in mortgage-backed securities of $414,000 and an increase in office premises and equipment of $2.6 million, which were partially offset by a $2.5 million decrease in cash and interest bearing deposits. The growth in assets was funded primarily by an increase in deposits of $21.3 million, a $12.2 million increase in advances from the Federal Home Loan Bank ("FHLB"), undistributed earnings of $3.9 million and proceeds from the exercise of stock options of $964,000.

Investment securities totaled $21.5 million at September 30, 2003, an increase of $8.4 million, or 63.9%, over September 30, 2002 levels. The increase in investment securities resulted from purchases of $23.4 million, which were partially offset by sales, maturities and calls totaling $14.9 million. Purchases during the period were comprised of $13.0 million of municipal securities with maturities ranging from five to ten years and $10.4 million of U.S. Treasury and government agency securities with maturities less than three years.

Mortgage-backed securities totaled $6.4 million at September 30, 2003, an increase of $414,000, or 6.9%, over September 30, 2002, due to purchases of $2.0 million, which were partially offset by principal repayments of $1.6 million.

Loans receivable totaled $487.5 million at September 30, 2003, an increase of $30.5 million, or 6.7%, compared to the September 30, 2002 total. The increase was due primarily to $511.4 million in loans originated, which was partially offset by loans sold of $250.3 million and principal repayments of $227.2 million. Winton Savings experienced increased loan origination volume compared to the previous year primarily as a result of loan refinance activity attendant to the decrease in interest rates in the economy. The volume of loans sold during fiscal 2003 amounted to $250.3 million, an increase of $126.6 million, or 102.4%, over fiscal 2002. Winton Savings continued its strategy of selling lower yielding fixed-rate loans in the low interest rate environment.

The Company's allowance for loan losses totaled $2.3 million at September 30, 2003, an increase of $415,000, or 22.4%, over the total at September 30, 2002. At September 30, 2003, the allowance represented approximately .45% of the total loan portfolio and 60.3% of total nonperforming loans. Nonperforming loans totaled $3.8 million and $3.4 million at September 30, 2003 and 2002, respectively. At September 30, 2003, nonperforming loans were comprised primarily of $1.2 million of loans secured by one- to four-family residential real estate and $2.5 million of loans secured by nonresidential real estate. Nonperforming nonresidential real estate loans includes a $2.2 million loan collateralized by an office building and lot with an approximate loan-to-value ratio of less than 75%. At September 30, 2003, the ratio of total nonperforming loans to total loans amounted to .75%, compared to .76% at September 30, 2002. Management believes all nonperforming loans are adequately collateralized and that there are no unreserved losses on such nonperforming loans at September 30, 2003. Although management believes that its allowance for loan losses at September 30, 2003 is adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Office premises and equipment totaled $6.1 million at September 30, 2003, an increase of $2.6 million, or 71.7%, over September 30, 2002. During fiscal 2002, the Company implemented several new initiatives. Specifically, management elected to relocate and expand its loan operations center, which opened in January 2003, and began construction of a new full service branch in the southwestern Cincinnati market, which opened in September 2003. The Company is also in the process of relocating an existing full service branch to a more strategic location. The remodeling of the new branch site is expected to be completed in the first quarter of fiscal 2004.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003 (continued)

Deposits totaled $354.3 million at September 30, 2003, an increase of $21.3 million, or 6.4%, over September 30, 2002 levels. Deposits increased during fiscal 2003 due primarily to management's continuing efforts to grow the portfolio through marketing and pricing strategies. The Company's new branch location in the southwestern Cincinnati market contributed over $5.4 million to the increase. Advances from the FHLB and other borrowings totaled $138.6 million at September 30, 2003, an increase of $12.2 million, or 9.6%, over September 30, 2002 levels. During the year ended September 30, 2003, the Company borrowed $64.0 million from the FHLB and repaid $51.8 million.

Shareholders' equity totaled $44.2 million at September 30, 2003, an increase of $4.2 million, or 10.5%, over September 30, 2002. The increase resulted from net earnings of $5.7 million and proceeds from the exercise of stock options of $964,000, which were partially offset by dividends to shareholders totaling $1.9 million, purchases of treasury shares of $524,000 and a decrease in unrealized gains on available for sale securities of $87,000.

Winton Savings is required to meet minimum capital standards promulgated by the Office of Thrift Supervision (the "OTS"). At September 30, 2003, the Company's regulatory capital exceeded such minimum capital requirements.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002

General

The Corporation recorded net earnings totaling $5.7 million for the fiscal year ended September 30, 2003, an increase of $683,000 or 13.6%, compared to net earnings of $5.0 million in net earnings for fiscal 2002. The increase in net earnings was comprised of a $736,000 increase in net interest income, a $655,000 decrease in the provision for losses on loans and a $936,000 increase in other income, which were partially offset by a $1.4 million increase in general, administrative and other expense and a $266,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $31.6 million for fiscal 2003, a decrease of $2.3 million, or 6.8%, from fiscal 2002. The decrease resulted primarily from an 85 basis point decrease in the weighted-average yield to 6.24% in fiscal 2003, which was partially offset by a $28.0 million, or 5.9%, increase in average interest-earning assets year to year.

Interest income on loans and mortgage-backed securities totaled $30.7 million for the year ended September 30, 2003, a decrease of $2.2 million, or 6.6%, compared to fiscal 2002. The decrease resulted primarily from a decrease in the weighted-average yield of 72 basis points, to 6.60% for the fiscal year ended September 30, 2003, which was partially offset by a $16.5 million, or 3.7%, increase in the average balance outstanding.

Interest income on investment securities and interest-bearing deposits decreased by $139,000, or 13.2%, for the fiscal year ended September 30, 2003, compared to fiscal 2002, due primarily to a decrease of 136 basis points in the weighted-average yield, to 2.23% for fiscal 2003, which was partially offset by an $11.6 million, or 39.6%, increase in the average balance outstanding year to year.

Interest expense on deposits decreased by $2.8 million, or 23.0%, for the fiscal year ended September 30, 2003, compared to fiscal 2002. The decrease was primarily attributable to a 110 basis point decrease in the weighted-average cost of deposits, which was partially offset by a $23.3 million, or 7.3%, increase in the average balance of deposits outstanding year to year. The weighted-average cost of deposits amounted to 2.79% and 3.89% for the fiscal years ended September 30, 2003 and 2002, respectively.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002 (continued)

Net Interest Income

Interest expense on borrowings decreased by $198,000, or 2.8%, during the fiscal year ended September 30, 2003, compared to fiscal 2002, due to a 26 basis point decrease in the weighted-average cost of borrowings, to 5.36% for fiscal 2003, which was partially offset by a $2.5 million increase in the average balance of borrowings outstanding year to year. The decreases in yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $736,000, or 5.1%, to $15.2 million for the fiscal year ended September 30, 2003, compared to fiscal 2002. The interest rate spread increased by 3 basis points, to 2.74% for fiscal 2003, while the net interest margin declined by 2 basis points, to 3.01% for fiscal 2003, compared to 3.03% for fiscal 2002.

Provision for Losses on Loans

Winton Savings charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area. As a result of such analysis, management recorded a $605,000 provision for losses on loans during the fiscal year ended September 30, 2003, compared to a provision of $1.3 million recorded in fiscal 2002. The provision is based on an internal matrix which evaluates reserves based upon delinquency levels, risk classification of credits and inherent factors within the portfolio. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

The following table sets forth information regarding the Company's delinquent loans, nonperforming assets and the allowance for loan losses.

                                                             SEPTEMBER 30,    SEPTEMBER 30,
                                                                 2003            2002
                                                                (Dollars in thousands)
Loans delinquent
  30 to 89 days                                                 $4,999          $4,730
  90 or more days                                                3,759           3,398
                                                                ------          ------
         Total delinquent loans                                 $8,758          $8,128
                                                                ======          ======
Loans accounted for on non-accrual basis                        $3,195          $  885
Loans greater than 90 days delinquent and still accruing           564           2,513
                                                                ------          ------
         Total nonperforming loans                               3,759           3,398
Real estate acquired through foreclosure                           846           2,462
                                                                ------          ------
         Total nonperforming assets                             $4,605          $5,860
                                                                ======          ======
Allowance for loan losses                                       $2,265          $1,850
                                                                ======          ======

Allowance for loan losses to total loans                          0.45%           0.42%
Allowance for loan losses to nonperforming loans                 60.26%          54.44%
Allowance for loan losses to nonperforming assets                49.19%          31.57%
Nonperforming loans to total loans                                0.75%           0.76%

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002 (continued)

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

Other Income

Other income totaled $4.4 million for the fiscal year ended September 30, 2003, an increase of $936,000, or 26.9%, compared to fiscal 2002, due primarily to a $972,000, or 42.1%, increase in mortgage banking income, a $282,000 gain on sale of office premises and a $112,000, or 16.8%, increase in other operating income, which were partially offset by a $13,000 increase in loss on sale of real estate acquired through foreclosure, a $167,000 reduction in gains on sale of investment securities and the absence of a $250,000 gain on sale of deposits recorded in fiscal 2002. The increase in mortgage banking income was due primarily to the increase in sales volume of $126.6 million, or 102.4%, over the year ended September 30, 2002. The Company sold its former Central Parkway branch and a tract of land next to its Harrison Branch, realizing gains of $243,000 and $39,000, respectively. The deposits related to the Central Parkway branch were sold in the fiscal year ended September 30, 2002, with the Company recognizing a $250,000 gain. The increase in other income was primarily attributable to prepayment fees on nonresidential real estate loans, loan payoff statement fees and growth in deposit service charges due to overall fee increases and fees on "Generations Gold," a new checking product introduced in fiscal 2002.

General, Administrative and Other Expense

General, administrative and other expense totaled $10.6 million for the fiscal year ended September 30, 2003, an increase of $1.4 million, or 15.0%, compared to fiscal 2002. The increase was due primarily to an increase in employee compensation and benefits of $631,000, or 12.1%, an increase in other operating expenses of $389,000, or 22.4%, and an increase in occupancy and equipment expense of $266,000, or 24.6%. Employee compensation and benefits increased primarily due to normal merit increases, an overall increase in staffing levels related primarily to the branch addition and increased loan production during the year, and expenses related to increased awards under the incentive bonus and 401(k) plan contributions year to year. The increase in other operating expense was due primarily to increased costs related to foreclosure activity, an increase in professional fees related to the implementation of Sarbanes-Oxley Act of 2002 and pro-rata increases in other operating expenses related to the Corporation's growth year to year. The increase in occupancy and equipment expense was due to lease costs associated with the opening of the new mortgage operations facility and non-capitalizable costs associated with a restructuring and remodeling of the corporate administrative offices and opening of the new branch.

Federal Income Taxes

The provision for federal income taxes amounted to $2.8 million for the fiscal year ended September 30, 2003, an increase of $266,000, or 10.5%, compared to fiscal 2002. The increase was due primarily to an increase in earnings before taxes of $949,000, or 12.6%, partially offset by an increase in nontaxable interest income in fiscal 2003. The effective tax rates were 32.8% and 33.4% for the fiscal years ended September 30, 2003 and 2002, respectively.

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

The decrease in the yields on interest-earning assets and the costs of interest-bearing liabilities were due primarily to the decline in interest rates in the economy.

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

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area, management recorded a $1.3 million provision for losses on loans during the fiscal year ended September 30, 2002, compared to a provision of $300,000 recorded in fiscal 2001. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $604,000 recorded during fiscal 2002, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

                                                                  SEPTEMBER 30,
                                                                2002          2001
                                                              (Dollars in thousands)
Loans delinquent
  30 to 89 days                                               $ 4,730       $11,059
  90 or more days                                               3,398         2,744
                                                              -------       -------
         Total delinquent loans                               $ 8,128       $13,803
                                                              =======       =======

Loans accounted for on nonaccrual basis                       $   885       $ 2,428
Loans greater than 90 days delinquent and still accruing        2,513           316
                                                              -------       -------
         Total nonperforming loans                              3,398         2,744
Real estate acquired through foreclosure                        2,462           486
                                                              -------       -------
         Total nonperforming assets                           $ 5,860       $ 3,230
                                                              =======       =======
Allowance for loan losses                                     $ 1,850       $ 1,194
                                                              =======       =======

Allowance for loan losses to total loans                         0.42%         0.27%
Allowance for loan losses to nonperforming loans                54.44%        43.51%
Allowance for loan losses to nonperforming assets               31.57%        36.97%
Nonperforming loans to total loans                               0.76%         0.62%

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

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $9.2 million for the fiscal year ended September 30, 2002, an increase of $892,000, or 10.8%, compared to fiscal 2001. The increase was attributable to a $655,000, or 14.4%, increase in employee compensation and benefits, a $184,000, or 11.8%, increase in other operating expense and an $86,000, or 43.0%, increase in advertising expense. These increases were partially offset by a decrease in occupancy and equipment cost of $53,000, or 4.7%. The increase in employee compensation and benefits was due primarily to normal merit increases and an increase in costs related to the incentive bonus plans. Other operating expenses increased due to an increase in legal fees and other costs incurred in connection with delinquent loans and real estate acquired through foreclosure, an increase in costs related to Internet banking services and internal audit outsourcing, as well as pro-rata increases in operating costs due to the Corporation's overall growth in business activity year to year.

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

                                                                         YEAR ENDED SEPTEMBER 30,
                                                       2003                           2002                           2001
                                          AVERAGE    INTEREST            AVERAGE    INTEREST            AVERAGE    INTEREST
                                        OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/
                                          BALANCE      PAID     RATE     BALANCE      PAID     RATE     BALANCE      PAID     RATE
                                                                         (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                    $459,342   $ 30,456    6.63%   $443,225   $ 32,616    7.36%   $420,488   $ 33,416    7.95%
  Mortgage-backed securities                 6,614        277    4.19       6,252        279    4.46      10,384        653    6.29
  Investment securities                     16,361        462    2.82      14,418        616    4.27      17,913        960    5.36
  Interest-bearing deposits and other       24,430        449    1.84      14,808        434    2.93      10,157        576    5.67
                                          --------   --------  ------    --------   --------  ------    --------   --------  ------
     Total interest-earning assets         506,747     31,644    6.24     478,703     33,945    7.09     458,942     35,605    7.76

Non-interest-earning assets                 11,735                          9,052                          9,600
                                          --------                       --------                       --------
     Total assets                         $518,482                       $487,755                       $468,542
                                          ========                       ========                       ========

Interest-bearing liabilities:
  Deposits                                $340,535      9,505    2.79    $317,227     12,344    3.89    $314,020     16,421    5.23
  FHLB advances and other borrowings       128,519      6,891    5.36     126,053      7,089    5.62     113,546      7,115    6.27
                                          --------   --------  ------    --------   --------  ------    --------   --------  ------
     Total interest-bearing liabilities    469,054     16,396    3.50     443,280     19,433    4.38     427,566     23,536    5.50
                                                     --------  ------               --------  ------               --------  ------
Non-interest-bearing liabilities             6,771                          5,983                          5,524
                                          --------                       --------                       --------
     Total liabilities                     475,825                        449,263                        433,090

Shareholders' equity                        42,657                         38,492                         35,452
                                          --------                       --------                       --------
     Total liabilities and
       shareholders' equity               $518,482                       $487,755                       $468,542
                                          ========                       ========                       ========

Net interest income/Interest rate spread             $ 15,248    2.74%              $ 14,512    2.71%              $ 12,069    2.26%
                                                     ========  ======               ========  ======               ========  ======
Net interest margin (net interest income
  as a percent of average
  interest-earning assets)                                       3.01%                          3.03%                          2.63%
                                                               ======                         ======                         ======
Average interest-earning assets to
  interest-bearing liabilities                                 108.04%                        107.99%                        107.34%
                                                               ======                         ======                         ======

----------

(1) Includes loans held for sale and nonaccrual loans, net of the allowance for loan losses.

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

                                                                      YEAR ENDED SEPTEMBER 30,
                                                     2003 VS. 2002                               2002 VS. 2001
                                                       INCREASE                                     INCREASE
                                                      (DECREASE)                                   (DECREASE)
                                                        DUE TO                                       DUE TO
                                          VOLUME         RATE          TOTAL          VOLUME          RATE          TOTAL
                                                                           (In thousands)
Interest income attributable to:
  Loans receivable (1)                   $  1,155      $ (3,315)      $ (2,160)      $  1,750       $ (2,550)      $   (800)
  Mortgage-backed securities                   16           (18)            (2)          (216)          (158)          (374)
  Investment securities                        75          (229)          (154)          (168)          (176)          (344)
  Other interest-earning assets (2)           215          (200)            15            202           (344)          (142)
                                         --------      --------       --------       --------       --------       --------
     Total interest income                  1,461        (3,762)        (2,301)         1,568         (3,228)        (1,660)

Interest expense attributable to:
  Deposits                                    854        (3,693)        (2,839)           166         (4,243)        (4,077)
  Borrowings                                  137          (335)          (198)           742           (768)           (26)
                                         --------      --------       --------       --------       --------       --------
     Total interest expense                   991        (4,028)        (3,037)           908         (5,011)        (4,103)
                                         --------      --------       --------       --------       --------       --------
Increase in net interest income          $    470      $    266       $    736       $    660       $  1,783       $  2,443
                                         ========      ========       ========       ========       ========       ========

----------

(1)   Includes loans held for sale.

(2)   Includes interest-bearing deposits.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to emphasize the origination of adjustable-rate mortgage loans,
(2) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market, and (3) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment. At September 30, 2003, approximately $161.4 million, or 30.3%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates. As a part of its effort to monitor its interest rate risk, Winton Savings utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical 100 basis point (100 basis points equals 1%) incremental changes in market interest rates.

The following tables express an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

                               BOARD LIMIT
CHANGE IN INTEREST RATE       NPV RATIO (1)       SEPTEMBER 30, 2003      SEPTEMBER 30, 2002
     (BASIS POINTS)           NOT LESS THAN            NPV RATIO               NPV RATIO
-----------------------       -------------       ------------------      ------------------
           +300                   4.00%                4.14%                     7.40%
           +200                   6.00                 6.05                      8.42
           +100                   6.50                 7.93                      9.27
           -                      7.00                 9.79                      9.71
           -100                   7.50                10.64                      9.77
           -200(2)                8.00                  N/A                       N/A
           -300(2)                8.50                  N/A                       N/A

(1) NPV Ratio represents the net portfolio value divided by the present value of assets.

(2) Not meaningful because some market rates would compute at a rate less than zero.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Asset/Liability Management (continued)

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

Liquidity and Capital Resources

Winton Savings, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Liquid assets consist of cash and interest bearing deposits in other financial institutions, investments and mortgage-backed securities. Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The primary sources of funds include deposits, borrowings, principal and interest repayments on loans and proceeds from the sale of mortgage loans. The Company's first preference is to fund liquidity needs with core deposits, if available, in the marketplace. Core deposits include non-interest bearing and interest-bearing retail deposits. Other funding sources included Federal Home Loan Bank advances and brokered deposits through the capital markets.

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources (continued)

The following table sets forth information regarding the Corporation's obligations and commitments to make future payments under contract as of September 30, 2003.

                                                                          PAYMENTS DUE BY PERIOD

                                                         LESS                                   MORE
                                                         THAN          1-3          3-5         THAN
                                                        1 YEAR        YEARS        YEARS       5 YEARS        TOTAL
                                                                              (In thousands)
Contractual obligations:
  Operating lease obligations                         $     320     $     450    $     248    $      21     $   1,039
  Contracts to purchase office premises                     476            --           --           --           476
   Advances from the Federal Home Loan
    Bank and other borrowings                            38,021        48,000       21,500       31,091       138,612
  Certificates of deposit                               113,907       107,373       19,036           22       240,338

Amount of commitments expiration per period
  Loans commitments to originate:

    Home equity lines of credit                          23,873            --           --           --        23,873
    Commercial lines of credit                            4,855            --           --           --         4,855
    One- to four-family and multi-family loans           42,229            --           --           --        42,229
    Non-residential real estate and land loans            5,398            --           --           --         5,398
  Commitments to sell loans in the secondary market     (13,731)           --           --           --       (13,731)
                                                      ---------     ---------    ---------    ---------     ---------

         Total contractual obligations                $ 215,348     $ 155,823    $  40,784    $  31,134     $ 443,089
                                                      =========     =========    =========    =========     =========

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                FOR THE YEAR ENDED SEPTEMBER 30,
                                                             2003              2002            2001
                                                                          (In thousands)
Net earnings                                               $  5,706         $  5,023         $  3,855
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities            22,539          (23,306)          (2,823)
                                                           --------         --------         --------
Net cash provided by (used in) operating activities          28,245          (18,283)           1,032
Net cash used in investing activities                       (63,390)          (2,352)          (2,433)
Net cash provided by financing activities                    32,676           26,991            4,987
                                                           --------         --------         --------
Net increase (decrease) in cash and
  cash equivalents                                           (2,469)           6,356            3,586
Cash and cash equivalents at beginning of year               11,965            5,609            2,023
                                                           --------         --------         --------
Cash and cash equivalents at end of year                   $  9,496         $ 11,965         $  5,609
                                                           ========         ========         ========

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources (continued)

Winton Financial believes that the Company's liquidity posture at September 30, 2003, is adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2003, Winton Savings' tangible capital of $45.0 million, or 8.3% of adjusted total assets, exceeded the 1.5% requirement by $36.9 million; its core capital of $45.0 million, or 8.3% of adjusted total assets, exceeded the minimum 4.0% requirement by $23.3 million; and its risk-based capital of $47.3 million, or 11.8% of risk-weighted assets, exceeded the 8% requirement by $15.2 million.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winton Financial Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Cincinnati, Ohio
October 30, 2003

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                  September 30,

          ASSETS                                                              2003             2002
                                                                                  (In thousands)
Cash and due from banks                                                    $   1,848         $   1,263

Interest-bearing deposits in other financial institutions                      7,648            10,702
                                                                           ---------         ---------
         Cash and cash equivalents                                             9,496            11,965

Investment securities available for sale - at market                          21,466            13,095
Mortgage-backed securities available for sale - at market                      2,103               197
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $4,204 and $5,685 at
  September 30, 2003 and 2002, respectively                                    4,269             5,761
Loans receivable - net                                                       481,364           428,367
Loans held for sale - at lower of cost or market                               6,116            28,610
Office premises and equipment - at depreciated cost                            6,131             3,571
Real estate acquired through foreclosure                                         846             2,462
Federal Home Loan Bank stock - at cost                                         8,156             7,828
Accrued interest receivable                                                    2,571             2,867
Prepaid expenses and other assets                                                786               523
Intangible assets - net of amortization                                           97               158
Prepaid federal income taxes                                                     501               297
                                                                           ---------         ---------
          Total assets                                                     $ 543,902         $ 505,701
                                                                           =========         =========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                   $ 354,296         $ 332,995
Advances from the Federal Home Loan Bank                                     136,612           124,427
Other borrowed money                                                           2,000             2,000
Accounts payable on mortgage loans serviced for others                           401               675
Advance payments by borrowers for taxes and insurance                          2,433             1,830
Other liabilities                                                              2,459             2,091
Deferred federal income taxes                                                  1,479             1,667
                                                                           ---------         ---------
         Total liabilities                                                   499,680           465,685

Commitments                                                                       --                --

Shareholders' equity

  Preferred stock - 2,000,000 shares without par value authorized;

    no shares issued                                                              --                --

  Common stock - 18,000,000 shares without par value authorized;

    4,592,884 and 4,465,054 shares issued at September 30, 2003 and
    2002, respectively                                                            --                --

  Additional paid-in capital                                                  11,285            10,321

  Retained earnings                                                           33,213            29,360

  Treasury stock - 40,300 and 500 shares at September 30, 2003 and
     2002, respectively - at cost                                               (529)               (5)

  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                 253               340
                                                                           ---------         ---------
          Total shareholders' equity                                          44,222            40,016
                                                                           ---------         ---------

          Total liabilities and shareholders' equity                       $ 543,902         $ 505,701
                                                                           =========         =========


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                       YEAR ENDED SEPTEMBER 30,
                                                                                2003             2002              2001
                                                                                    (In thousands, except share data)
Interest income
  Loans                                                                       $ 30,456         $ 32,616         $ 33,416
  Mortgage-backed securities                                                       277              279              653
  Investment securities                                                            462              616              960
  Interest-bearing deposits and other                                              449              434              576
                                                                              --------         --------         --------
         Total interest income                                                  31,644           33,945           35,605

Interest expense
  Deposits                                                                       9,505           12,344           16,421
  Borrowings                                                                     6,891            7,089            7,115
                                                                              --------         --------         --------
         Total interest expense                                                 16,396           19,433           23,536
                                                                              --------         --------         --------
         Net interest income                                                    15,248           14,512           12,069

Provision for losses on loans                                                      605            1,260              300
                                                                              --------         --------         --------
         Net interest income after provision for losses on loans                14,643           13,252           11,769

Other income
  Mortgage banking income                                                        3,283            2,311            1,412
  Gain on sale of investment and mortgage-backed securities designated
    as available for sale                                                           97              264              239
  Gain on sale of office premises                                                  282               --               --
  Gain on sale of deposits                                                          --              250               --
  Loss on sale of real estate acquired through foreclosure                         (24)             (11)              --
  Other operating                                                                  777              665              665
                                                                              --------         --------         --------
         Total other income                                                      4,415            3,479            2,316

General, administrative and other expense

  Employee compensation and benefits                                             5,842            5,211            4,556

  Occupancy and equipment                                                        1,348            1,082            1,135

  Franchise taxes                                                                  440              383              375

  Amortization of intangible assets                                                 61               61               61

  Advertising                                                                      298              286              200

  Data processing                                                                  446              423              411

  Other operating                                                                2,128            1,739            1,555
                                                                              --------         --------         --------
         Total general, administrative and other expense                        10,563            9,185            8,293
                                                                              --------         --------         --------
         Earnings before income taxes                                            8,495            7,546            5,792

Federal income taxes
  Current                                                                        2,933            2,472            1,941
  Deferred                                                                        (144)              51               (4)
                                                                              --------         --------         --------
         Total federal income taxes                                              2,789            2,523            1,937
                                                                              --------         --------         --------
         NET EARNINGS                                                         $  5,706         $  5,023         $  3,855
                                                                              ========         ========         ========
         EARNINGS PER SHARE
           Basic                                                              $   1.27         $   1.13         $    .87
                                                                              ========         ========         ========
           Diluted                                                            $   1.23         $   1.10         $    .85
                                                                              ========         ========         ========


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                             2003            2002            2001
                                                                                        (In thousands)
Net earnings                                                               $ 5,706         $ 5,023         $ 3,855

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $(12), $(25) and $144 in
    2003, 2002 and 2001, respectively                                          (23)            (49)            280

  Reclassification adjustment for realized gains
    included in earnings, net of taxes of $33, $90 and $81 in
    2003, 2002 and 2001, respectively                                          (64)           (174)           (158)
                                                                           -------         -------         -------
Comprehensive income                                                       $ 5,619         $ 4,800         $ 3,977
                                                                           =======         =======         =======
Accumulated comprehensive income                                           $   253         $   340         $   563
                                                                           =======         =======         =======


The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                       UNREALIZED
                                                                                                        GAINS ON
                                                     ADDITIONAL                                        SECURITIES
                                         COMMON       PAID-IN         RETAINED         TREASURY        AVAILABLE
                                         STOCK        CAPITAL         EARNINGS          STOCK           FOR SALE          TOTAL
                                                                  (In thousands, except share data)
Balance at October 1, 2000                $ --        $  9,972        $ 23,593         $     --         $    441         $ 34,006

Proceeds from exercise of
   stock options                            --             170              --               --               --              170
Net earnings for the year
  ended September 30, 2001                  --              --           3,855               --               --            3,855
Unrealized gains on securities
  designated as available for
  sale, net of related tax effects          --              --              --               --              122              122
Cash dividends of $.33 per share            --              --          (1,463)              --               --           (1,463)
                                          ----        --------        --------         --------         --------         --------

Balance at September 30, 2001               --          10,142          25,985               --              563           36,690

Proceeds from exercise of
  stock options                             --             179              --               --               --              179
Purchase of treasury shares                 --              --              --               (5)              --               (5)
Net earnings for the year
  ended September 30, 2002                  --              --           5,023               --               --            5,023
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects          --              --              --               --             (223)            (223)
Cash dividends of $.37 per share            --              --          (1,648)              --               --           (1,648)
                                          ----        --------        --------         --------         --------         --------

Balance at September 30, 2002               --          10,321          29,360               (5)             340           40,016

Proceeds from exercise of
  stock options                             --             964              --               --               --              964
Purchase of treasury shares                 --              --              --             (524)              --             (524)
Net earnings for the year
  ended September 30, 2003                  --              --           5,706               --               --            5,706
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects          --              --              --               --              (87)             (87)
Cash dividends of $.41 per share            --              --          (1,853)              --               --           (1,853)
                                          ----        --------        --------         --------         --------         --------

Balance at September 30, 2003             $ --        $ 11,285        $ 33,213         $   (529)        $    253         $ 44,222
                                          ====        ========        ========         ========         ========         ========

                          WINTON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                                         2003             2002               2001
                                                                                                    (In thousands)
Cash flows from operating activities:
  Net earnings for the year                                                           $   5,706         $   5,023         $   3,855
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums and discounts on investments and
      mortgage-backed securities - net                                                       65                87                83
    Amortization of deferred loan origination fees                                         (199)             (188)              (82)
    Depreciation and amortization                                                           471               433               457
    Amortization of intangible assets                                                        61                61                61
    Gain on sale of office premises                                                        (282)               --                --
    Gain on sale of deposits                                                                 --              (250)               --
    Gain on sale of investment and mortgage-backed securities designated
      as available for sale                                                                 (97)             (264)             (239)
    Loss on sale of real estate acquired through foreclosure                                 24                11                --
    Provision for losses on loans                                                           605             1,260               300
    Gain on sale of mortgage loans                                                       (3,217)           (1,936)           (1,159)
    Loans disbursed for sale in the secondary market                                   (227,786)         (148,445)         (105,264)
    Proceeds from sale of loans in the secondary market                                 253,497           125,610           104,127
    Federal Home Loan Bank stock dividends                                                 (328)             (370)             (517)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                           296               338                40
      Prepaid expenses and other assets                                                    (263)              144              (165)
      Accounts payable on mortgage loans serviced for others                               (274)               (7)             (104)
      Other liabilities                                                                     314               521              (108)
      Federal income taxes
        Current                                                                            (204)             (362)             (249)
        Deferred                                                                           (144)               51                (4)
                                                                                      ---------         ---------         ---------
         Net cash provided by (used in) operating activities                             28,245           (18,283)            1,032

Cash flows provided by (used in) investing activities:

  Proceeds from maturity of investment securities                                        11,315             6,675             9,650
  Proceeds from sale of investment securities designated as available for sale            3,622             5,179            11,088
  Purchase of investment securities designated as available for sale                    (23,395)          (10,815)          (14,590)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                       --             1,927                --
  Principal repayments on mortgage-backed securities                                      1,574             2,310             5,274
  Purchase of mortgage-backed securities designated as available for sale                (2,000)           (1,917)               --
  Purchase of mortgage-backed securities designated as held to maturity                      --            (1,013)               --
  Loan principal repayments                                                             227,155           161,748           118,004
  Loan disbursements                                                                   (283,634)         (166,841)         (131,829)

  Proceeds from sale of loan participations                                               3,029             1,100                --
  Purchase and renovation of office premises and equipment                               (3,260)             (739)             (268)
  Proceeds from sale of office premises and equipment                                       529                --                --
  Proceeds from sale of real estate acquired through foreclosure                          1,847                34               241
  Additions to real estate acquired through foreclosure                                    (172)               --                (3)
                                                                                      ---------         ---------         ---------
         Net cash used in investing activities                                          (63,390)           (2,352)           (2,433)
                                                                                      ---------         ---------         ---------

         Net cash used in operating and investing
           activities (balance carried forward)                                         (35,145)          (20,635)           (1,401)
                                                                                      ---------         ---------         ---------

                          WINTON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                          2003             2002              2001
                                                                                     (In thousands)
         Net cash used in operating and investing
           activities (balance brought forward)                         $(35,145)        $(20,635)        $ (1,401)

Cash flows provided by (used in) financing activities:

  Net increase in deposit accounts, including purchased deposits          21,301           24,091            7,071
  Sale of deposit accounts                                                    --           (7,806)              --
  Proceeds from Federal Home Loan Bank advances and
    other borrowings                                                      64,000           95,500           67,000
  Repayment of Federal Home Loan Bank advances                           (51,815)         (83,741)         (68,052)
  Advances by borrowers for taxes and insurance                              603              421              261
  Proceeds from exercise of stock options                                    964              179              170
  Dividends paid on common stock                                          (1,853)          (1,648)          (1,463)
  Purchase of treasury shares                                               (524)              (5)              --
                                                                        --------         --------         --------
         Net cash provided by financing activities                        32,676           26,991            4,987
                                                                        --------         --------         --------
Net increase (decrease) in cash and cash equivalents                      (2,469)           6,356            3,586

Cash and cash equivalents at beginning of year                            11,965            5,609            2,023
                                                                        --------         --------         --------

Cash and cash equivalents at end of year                                $  9,496         $ 11,965         $  5,609
                                                                        ========         ========         ========


Supplemental disclosure of cash flow information:

  Cash paid during the year for:

    Federal income taxes                                                $  2,882         $  2,792         $  1,870
                                                                        ========         ========         ========

    Interest on deposits and borrowings                                 $ 16,395         $ 19,566         $ 23,602
                                                                        ========         ========         ========

Supplemental disclosure of noncash investing activities:

  Transfers from loans to real estate acquired through
    foreclosure                                                         $     47         $  2,039         $     26
                                                                        ========         ========         ========
  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                        $  1,307         $     50         $    171
                                                                        ========         ========         ========
  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                      $    (87)        $   (223)        $    122
                                                                        ========         ========         ========
  Recognition of mortgage servicing rights in
    accordance with SFAS No. 140                                        $    334         $    364         $     84
                                                                        ========         ========         ========
  Transfer of investment securities held to maturity to an
    available for sale classification upon adoption of SFAS
    No. 133                                                             $     --         $     --         $ 14,002
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

      1. Principles of Consolidation

      The consolidated financial statements include the accounts of Winton Financial and its wholly-owned subsidiary, Winton Savings, and its wholly-owned subsidiary, Alpine Terrace II. During fiscal 2002, Winton Savings formed Alpine Terrace II for the purpose of marketing and selling certain real estate acquired through foreclosure. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

      2. Investment Securities and Mortgage-Backed Securities

      The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition.

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

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2003 and 2002, loans held for sale were carried at cost.

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

      SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      The Company recorded amortization related to mortgage servicing rights totaling approximately $539,000, $299,000 and $164,000 for the years ended September 30, 2003, 2002 and 2001, respectively. At September 30, 2003, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $660,000 and $519,000, respectively. At September 30, 2002, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $923,000 and $724,000, respectively.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         At September 30, 2003 and 2002, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         6. Office Premises and Equipment

         Office premises and equipment are carried at cost, net of accumulated depreciation, and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements and three to fifteen years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

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

         9. Amortization of Intangible Assets

         Intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten-year period.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         10. Employee Benefit Plans

         The Company has a contributory 401(k) profit sharing plan covering all employees who have attained the age of 21 and have completed six months of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan by the Company totaled $314,000, $126,000 and $42,000 for the years ended September 30, 2003, 2002 and 2001, respectively.

         The Corporation had an Employee Stock Ownership Plan ("ESOP") which provided retirement benefits for substantially all employees who had completed one year of service. Contributions of $137,000 and $90,000 were made to the ESOP for the years ended September 30, 2002 and 2001, respectively. Effective February 28, 2002, the ESOP was merged into the Company's 401(k) profit sharing plan.

         11. Earnings Per Share

         Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plans. The computations are as follows:

                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                          2003            2002           2001
    Weighted-average common shares
      outstanding (basic)                4,506,995      4,451,737      4,429,603

DILUTIVE EFFECT OF ASSUMED EXERCISE
      of stock options                     123,360        116,216        103,241
                                         ---------      ---------      ---------

WEIGHTED-AVERAGE COMMON SHARES
      outstanding (diluted)              4,630,355      4,567,953      4,532,844
                                         =========      =========      =========

         Options to purchase 125,500, 185,500 and 303,500 shares of common stock with a respective weighted-average exercise price of $13.25, $12.53 and $11.17 were outstanding at September 30, 2003, 2002 and 2001, respectively, but were excluded from the computation of common share equivalents for those respective years because the exercise prices were greater than the average market price of common shares.

         12. Stock Option Plans

         Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,498,165 shares of authorized but unissued shares of common stock to be granted at the discretion of the Board of Directors at the fair value at the date of grant. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and Winton Savings. Additional options may not be granted under the 1988 Plan. At September 30, 2003, 285,630 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and Winton Savings. At September 30, 2003, 388,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 6,030 options were ungranted. The 2003 Stock Option Plan reserved 446,955 common shares for issuance to directors, officers and key employers of the Corporation and Winton Savings. No options under the 2003 plan were granted as of September 30, 2003.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         12. Stock Option Plans (continued)

         The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits companies to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

         The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported at the pro-forma amounts indicated below:

                                                             2003        2002        2001
Net earnings (In thousands)                 As reported     $5,706      $5,023      $3,855
                   Stock-based compensation, net of tax         --          --        (302)
                                                            ------      ------      ------
                                              Pro-forma     $5,706      $5,023      $3,553
                                                            ======      ======      ======
Earnings per share
  Basic                                     As reported     $ 1.27      $ 1.13      $  .87
                   Stock-based compensation, net of tax         --          --        (.07)
                                                            ------      ------      ------
                                              Pro-forma     $ 1.27      $ 1.13      $  .80
                                                            ======      ======      ======
Diluted                                     As reported     $ 1.23      $ 1.10      $  .85
                   Stock-based compensation, net of tax         --          --        (.07)
                                                            ------      ------      ------
                                              Pro-forma     $ 1.23      $ 1.10      $  .78
                                                            ======      ======      ======

         The fair value of each option grant was estimated on the date of grant using the modified Black-Scholes options-pricing model. The following assumptions were used for grants in fiscal 2001: dividend yield of 3.60%, expected volatility of 54.8%, risk-free interest rate of 3.00% and an expected life of ten years.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         12. Stock Option Plans (continued)

         A summary of the status of the Corporation's stock option plans as of September 30, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

                                                 2003                        2002                        2001
                                                     WEIGHTED-                  WEIGHTED-                    WEIGHTED-
                                                     AVERAGE                    AVERAGE                      AVERAGE
                                                     EXERCISE                   EXERCISE                     EXERCISE
                                        SHARES        PRICE         SHARES        PRICE        SHARES         PRICE
Outstanding at beginning of year        801,960       $ 8.33        831,000       $ 8.23       743,000       $ 8.11
Granted                                      --           --             --           --       124,000         8.75
Exercised                              (127,830)        5.41        (27,040)        5.00       (26,000)        5.72
Forfeited                                    --           --         (2,000)       10.06       (10,000)       11.98
                                        -------       ------        -------       ------       -------       ------
Outstanding at end of year              674,130       $ 8.86        801,960       $ 8.33       831,000       $ 8.23
                                       ========       ======      =========       ======      ========       ======


Options exercisable at year-end         674,130       $ 8.86        801,960       $ 8.33       831,000       $ 8.23
                                       ========       ======      =========       ======      ========       ======
Weighted-average fair value of
  options granted during the year                     $  --                       $   --                     $ 3.68
                                                      ======                      ======                     ======

         The following information applies to options outstanding at September 30, 2003:

Number outstanding                                      255,630
Range of exercise prices                          $5.00 - $6.75
Number outstanding                                      418,500
Range of exercise prices                         $8.75 - $13.25
Weighted-average exercise price                           $8.86
Weighted-average remaining contractual life           5.1 years

         13. Cash and Cash Equivalents

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

         The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2003 and 2002:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2003 and 2002, was not material.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         14. Fair Value of Financial Instruments (continued)

         Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

                                                            2003                        2002

                                                   CARRYING       FAIR        CARRYING         FAIR
                                                    VALUE         VALUE         VALUE          VALUE
                                                                     (In thousands)
Financial assets
  Cash and cash equivalents                        $  9,496      $  9,496      $ 11,965      $ 11,965
  Investment securities designated
    as available for sale                            21,466        21,466        13,095        13,095
  Mortgage-backed securities designated
    as available for sale                             2,103         2,103           197           197
  Mortgage-backed securities held to maturity         4,269         4,204         5,761         5,685
  Loans receivable - net                            487,480       503,510       456,977       471,305
  Federal Home Loan Bank stock                        8,156         8,156         7,828         7,828
                                                   --------      --------      --------      --------
                                                   $532,970      $548,935      $495,823      $510,075
                                                   ========      ========      ========      ========
Financial liabilities
  Deposits                                         $354,296      $361,141      $332,995      $338,772
  Advances from Federal Home Loan Bank and
    other borrowed money                            138,612       147,088       126,427       136,363
  Advance payments and amounts due on loans
    serviced for others                               2,834         2,834         2,505         2,505
                                                   --------      --------      --------      --------
                                                   $495,742      $511,063      $461,927      $477,640
                                                   ========      ========      ========      ========

         15. Advertising

         Advertising costs are expensed when incurred.

         16. Reclassifications

         Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

         17. Recent Accounting Developments

         In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         17. Recent Accounting Developments (continued)

         estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

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

         Management adopted SFAS No. 147 on October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         17. Recent Accounting Developments (continued)

         effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management adopted the disclosure provisions of SFAS No. 148 effective March 31, 2003, without material effect on the Corporation's financial position or results of operations.

         In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has financial letters of credit which require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Corporation to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002.

         The Corporation defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amounts of future payments of these letters of credit as of September 30, 2003 are $106,000 and they expire through January 2004. Amounts due under these letters of credit would be reduced by any proceeds that the Corporation would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

         In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003, without material effect on its financial statements.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

         - The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         17. Recent Accounting Developments (continued)

         Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

         - In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

         - SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

         Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                 2003
                                                          GROSS       GROSS     ESTIMATED
                                            AMORTIZED   UNREALIZED  UNREALIZED    FAIR
                                               COST       GAINS       LOSSES      VALUE
                                                           (In thousands)
AVAILABLE FOR SALE:
  U.S. Government and agency obligations      $ 8,046      $ 58      $  (1)      $ 8,103
  Corporate equity securities                     209       397         --           606
  Municipal bonds                              12,850       119       (212)       12,757
                                              -------      ----      -----       -------
     Total investment securities              $21,105      $574      $(213)      $21,466
                                              =======      ====      =====       =======

                                                                2002
                                                          GROSS       GROSS     ESTIMATED
                                            AMORTIZED   UNREALIZED  UNREALIZED    FAIR
                                               COST       GAINS       LOSSES      VALUE
                                                           (In thousands)

AVAILABLE FOR SALE:
  U.S. Government and agency obligations      $12,375      $162        $--      $12,537
  Corporate equity securities                     209       349         --          558
                                              -------      ----        ---      -------
     Total investment securities              $12,584      $511        $--      $13,095
                                              =======      ====        ===      =======

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

         The amortized cost and estimated fair value of U.S. Government and agency obligations and municipal bonds at September 30, 2003 and 2002, by term to maturity are shown below.

                                          2003                       2002
                                            ESTIMATED                  ESTIMATED
                                AMORTIZED     FAIR       AMORTIZED       FAIR
                                  COST        VALUE        COST         VALUE
                                                 (In thousands)
Due in one year or less         $ 4,025      $ 4,033      $ 5,315      $ 5,348
Due in one to three years         3,020        3,059        6,060        6,180
Due in three to five years          421          430        1,000        1,009
Due in five to ten years          8,978        8,993           --           --
Due after ten years               4,452        4,345           --           --
                                -------      -------      -------      -------

                                $20,896      $20,860      $12,375      $12,537
                                =======      =======      =======      =======

         At September 30, 2003, investment securities with a carrying value of $2.0 million were pledged to secure public deposits.

         Proceeds from sales of investment securities totaled $3.6 million, $5.2 million and $11.1 million in fiscal 2003, 2002 and 2001, respectively, resulting in gross realized gains of $97,000, $254,000 and $239,000 in those respective years.

         The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2003 and 2002, are shown below.

                                                                     2003
                                                              GROSS       GROSS       ESTIMATED
                                                AMORTIZED   UNREALIZED  UNREALIZED      FAIR
                                                   COST        GAINS      LOSSES        VALUE
                                                               (In thousands)
HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates                    $1,643        $--        $(39)        $1,604
  Government National Mortgage Association
    Participation certificates                       151          2          --            153
  Federal National Mortgage Association
    Participation certificates                     2,287          2         (30)         2,259
  Residential Funding Corporation
    Collateralized mortgage obligations              188         --          --            188
                                                  ------        ---        ----         ------
     Total mortgage-backed securities
       held to maturity                            4,269          4         (69)         4,204

AVAILABLE FOR SALE:
  Government National Mortgage Association
    Participation certificates                       137          1          --            138
  Federal National Mortgage Association
    Participation certificates                     1,944         21          --          1,965
                                                  ------        ---        ----         ------
     Total mortgage-backed securities
       available for sale                          2,081         22          --          2,103
                                                  ------        ---        ----         ------
     Total mortgage-backed securities             $6,350        $26        $(69)        $6,307
                                                  ======        ===        ====         ======

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                                         2002
                                                                  GROSS         GROSS         ESTIMATED
                                                  AMORTIZED     UNREALIZED    UNREALIZED         FAIR
                                                    COST          GAINS         LOSSES           VALUE
                                                                    (In thousands)
HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates                      $2,240          $--          $(48)          $2,192
  Government National Mortgage Association
    Participation certificates                         240            7            (1)             246
  Federal National Mortgage Association
    Participation certificates                       2,953            2           (35)           2,920
    Collateralized mortgage obligations                140           --            (1)             139
  Residential Funding Corporation
    Collateralized mortgage obligations                188           --            --              188
                                                    ------          ---          ----           ------
     Total mortgage-backed securities
       held to maturity                              5,761            9           (85)           5,685

AVAILABLE FOR SALE:
  Government National Mortgage Association
    Participation certificates                         193            4            --              197
                                                    ------          ---          ----           ------
     Total mortgage-backed securities               $5,954          $13          $(85)          $5,882
                                                    ======          ===          ====           ======

         The amortized cost of mortgage-backed securities, including those designated as available for sale, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                  SEPTEMBER 30,
                                               2003        2002
                                               (In thousands)
Due within three years                        $   33      $   45
Due after three years through five years          --           5
Due after five years through ten years            48          74
Due after ten years through twenty years       3,289       3,244
Due after twenty years                         2,980       2,586
                                              ------      ------

                                              $6,350      $5,954
                                              ======      ======

         Mortgage-backed securities with a carrying value of $693,000 were pledged to secure public deposits at September 30, 2003.

         Proceeds from sales of mortgage-backed securities totaled $1.9 million in fiscal 2002, resulting in a gross realized gain of $10,000. There were no sales of mortgage-backed securities in either fiscal 2003 or fiscal 2001.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - LOANS RECEIVABLE

         The composition of the loan portfolio at September 30 is as follows:

                                                 2003          2002
                                                  (In thousands)
Residential real estate
  One- to four-family                          $283,998      $219,996
  Multi-family                                   76,552        80,523
  Construction                                   30,002        25,365
Nonresidential real estate and land              97,015       100,798
Nonresidential construction                       3,644         6,581
Consumer and other                               10,096        12,179
                                               --------      --------
                                                501,307       445,442
Less:
  Undisbursed portion of loans in process        17,134        14,616
  Deferred loan origination fees                    544           609
  Allowance for loan losses                       2,265         1,850
                                               --------      --------

                                               $481,364      $428,367
                                               ========      ========

         The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $373.4 million, or 78%, and $311.3 million, or 73%, of the total loan portfolio at September 30, 2003 and 2002, respectively. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

         As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, periodically retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $87.7 million and $123.0 million at September 30, 2003 and 2002, respectively. At September 30, 2003, loans sold with recourse totaled $56.3 million, of which $54.6 million have a remaining recourse term of less than one year.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - ALLOWANCE FOR LOAN LOSSES

         The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                    2003           2002         2001
                                              (In thousands)
Beginning balance                  $ 1,850       $ 1,194       $ 1,000
Provision for losses on loans          605         1,260           300
Charge-off of loans                   (242)         (670)         (124)
Recoveries of loan losses               52            66            18
                                   -------       -------       -------

Ending balance                     $ 2,265       $ 1,850       $ 1,194
                                   =======       =======       =======

         At September 30, 2003, the Company's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

         Nonperforming loans at September 30, 2003, 2002 and 2001, totaled $3.8 million, $3.4 million and $2.7 million, respectively. Interest income that would have been recognized had nonperforming loans performed pursuant to contractual terms totaled approximately $146,000, $49,000 and $196,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

         Office premises and equipment is comprised of the following at September 30:

                                           2003        2002
                                            (In thousands)
Land                                     $   706      $  597
Office buildings and improvements          5,028       3,107
Furniture, fixtures and equipment          4,818       4,094
Construction in process                      174         466
                                         -------      ------
                                          10,726       8,264
  Less accumulated depreciation and
    amortization                           4,595       4,693
                                         -------      ------

                                         $ 6,131      $3,571
                                         =======      ======

         During fiscal 2002, the Company began construction and remodeling projects for two office locations. The Company completed these projects in fiscal 2003 at a total cost of $1.7 million. During fiscal 2003, the Company began a remodeling project in order to relocate an existing branch to a more strategic location. The Company's commitment for future capital expenditures is approximately $476,000 and the new facility will open in fiscal 2004.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E - OFFICE PREMISES AND EQUIPMENT (continued)

     The Company leases certain of its office locations and automobiles under operating lease agreements. At September 30, 2003, the Company's outstanding future lease obligations were as follows:

              YEAR ENDED
             SEPTEMBER 30,                                  (In thousands)
                  2004                                         $   320
                  2005                                             240
                  2006                                             210
                  2007                                             176
          2008 and thereafter                                       93
                                                               -------

                                                               $ 1,039
                                                               =======

     The Company recognized operating lease expense totaling $309,000, $177,000 and $200,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE F - DEPOSITS

     Deposits consist of the following major classifications at September 30:

     Deposit type and weighted-average interest rate        2003                   2002
                                                                   (In thousands)
     Checking accounts
       2003 - 0.56%                                       $ 38,375
       2002 - 0.66%                                                              $ 34,299
     Passbook and Club accounts
       2003 - 1.26%                                         75,583
       2002 - 1.63%                                                                67,391
                                                          --------               --------

            Total checking, passbook and club deposits     113,958                101,690

     Certificates of deposit
       Original maturities of:
         12 months or less
           2003 - 1.89%                                     28,463
           2002 - 2.77%                                                            29,927
         More than 12 months through 36 months
           2003 - 2.91%                                    142,871
           2002 - 4.08%                                                           137,574
         More than 36 months
           2003 - 5.01%                                     31,087
           2002 - 5.81%                                                            27,279
       Individual Retirement and Keogh
         2003 - 3.47%                                       37,917
         2002 - 4.41%                                                              36,525
                                                          --------               --------

          Total certificates of deposit                    240,338                231,305
                                                          --------               --------

          Total deposit accounts                          $354,296               $332,995
                                                          ========               ========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE F - DEPOSITS (continued)

     The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $74.9 million and $65.1 million at September 30, 2003 and 2002, respectively.

     Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                  2003        2002        2001
                                                         (In thousands)
     Passbook and money market deposit accounts  $   985     $ 1,332     $ 1,819
     NOW accounts                                    195         193         240
     Certificates of deposit                       8,325      10,819      14,362
                                                 -------     -------     -------

                                                 $ 9,505     $12,344     $16,421
                                                 =======     =======     =======

     Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                           2003           2002
                                                             (In thousands)
     Less than one year                                  $113,907       $159,550
     One year to three years                              107,373         53,927
     More than three years                                 19,058         17,828
                                                         --------       --------

                                                         $240,338       $231,305
                                                         ========       ========

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at September 30, 2003, by pledges of certain residential mortgage loans totaling $184.4 million and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                                     MATURING FISCAL
     INTEREST RATE                   YEAR ENDING IN        2003          2002
                                                        (Dollars in thousands)
     1.27% - 6.71%                        2003         $       --     $  27,750
     2.65% - 6.90%                        2004             38,021        28,083
     2.75% - 6.92%                        2005             33,000        31,000
     6.20% - 6.92%                        2006             13,000         6,000
     3.33% - 6.97%                        2007             16,000         4,000
     2.50% - 5.87%                     Thereafter          36,591        27,594
                                                       ----------     ---------

                                                       $  136,612     $ 124,427
                                                       ==========     =========

     Weighted-average interest rate                          4.93%         5.57%
                                                       ==========     =========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE H - OTHER BORROWED MONEY

     Winton Financial has a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2003 and 2002, the Corporation had $2.0 million outstanding at an interest rate of 3.50% and 4.25%, respectively. This line of credit expires in the first quarter of fiscal 2006. The loan is secured by 162,420, or 40.0%, of Winton Financial's outstanding shares of Winton Savings.

NOTE I - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                          2003          2002          2001
                                                                              (Dollars in thousands)
Federal income taxes computed at statutory rate                         $ 2,888       $ 2,566       $ 1,969
Increase (decrease) in taxes resulting from:
  Interest income on municipal loans and obligations
    of state and political subdivisions                                     (62)           --            --
  Nondeductible expenses                                                      9            12            13
  Nontaxable dividend income                                                 (4)           (4)           (6)
  Low income housing investment tax credits                                 (42)          (42)          (42)
  Other                                                                      --            (9)            3
                                                                        -------       -------       -------
Federal income tax provision per consolidated
  financial statements                                                  $ 2,789       $ 2,523       $ 1,937
                                                                        =======       =======       =======

Effective tax rate                                                         32.8%         33.4%         33.4%
                                                                        =======       =======       =======

     The composition of the Corporation's net deferred tax liability at September 30 is as follows:

Taxes (payable) refundable on temporary                                                 2003          2002
differences at statutory rate:                                                           (In thousands)
Deferred tax assets:
  General loan loss allowance                                                         $   770       $   629
  Reserve for uncollected interest                                                         54            17
  Amortization of intangible assets                                                        58            25
  Loans held for sale                                                                      48            --
  Other                                                                                    --            17
                                                                                      -------       -------
       Total deferred tax assets                                                          930           688

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                                               (1,327)       (1,216)
  Difference between book and tax depreciation                                           (153)         (131)
  Percentage of earnings bad debt deduction                                               (48)         (106)
  Unrealized gains on securities designated as available for sale                        (130)         (175)
  Deferred loan origination costs                                                        (552)         (478)
  Mortgage servicing rights                                                              (177)         (246)
  Deferred gain on sale of real estate acquired through foreclosure                       (18)           --
  Other                                                                                    (4)           (3)
                                                                                      -------       -------
       Total deferred tax liabilities                                                  (2,409)       (2,355)
                                                                                      -------       -------

       Net deferred tax liability                                                     $(1,479)      $(1,667)
                                                                                      =======       =======

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE I - FEDERAL INCOME TAXES (continued)

     Prior to fiscal 1997, the Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $1.8 million as of September 30, 2003. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2003.

     Winton Savings is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six-year period in fiscal 1999.

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

     At September 30, 2003, the Company had total outstanding commitments of approximately $42.2 million to originate residential one- to four-family and multi-family real estate loans, of which $4.6 million were comprised of adjustable-rate loans at rates ranging from 3.625% to 6.875%, and $37.6 million were comprised of fixed-rate loans at rates ranging from 3.50% to 8.375%. The Company also had total outstanding commitments of approximately $5.4 million to originate nonresidential real estate and land loans, of which $2.3 million were comprised of fixed-rate loans ranging from 3.50% to 7.25%, and $3.1 million were comprised of adjustable rate loans at rates ranging from 4.00% to 6.75%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $23.9 million and $4.9 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2003, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations. Fees received in connection with these commitments have not been recognized in earnings.

     The Company has an outstanding commitment to sell $13.7 million of loans in the secondary market at September 30, 2003.

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K - REGULATORY CAPITAL

     Winton Savings is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Winton Savings' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Winton Savings must meet specific capital guidelines that involve quantitative measures of Winton Savings' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Winton Savings' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2003. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

     During fiscal 2003, the Company was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

     As of September 30, 2003 and 2002, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                 AS OF SEPTEMBER 30, 2003

                                                                                             REQUIRED
                                                                                           TO BE "WELL-
                                                          REQUIRED                       CAPITALIZED" UNDER
                                                         FOR CAPITAL                     PROMPT CORRECTIVE
                               ACTUAL                 ADEQUACY PURPOSES                  ACTION PROVISIONS
                        -------------------  ---------------------------------  -----------------------------------
                         AMOUNT      RATIO        AMOUNT            RATIO            AMOUNT             RATIO
                                                  (Dollars in thousands)
Tangible capital        $45,007        8.3%  > or = to $ 8,149  > or = to 1.5%  > or = to $27,163  > or = to  5.0%

Core capital            $45,007        8.3%  > or = to $21,730  > or = to 4.0%  > or = to $32,596  > or = to  6.0%

Risk-based capital      $47,272       11.8%  > or = to $32,060  > or = to 8.0%  > or = to $40,075  > or = to 10.0%

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K - REGULATORY CAPITAL (continued)

                                                AS OF SEPTEMBER 30, 2002
                                                                                          REQUIRED
                                                                                         TO BE "WELL-
                                                        REQUIRED                       CAPITALIZED" UNDER
                                                       FOR CAPITAL                     PROMPT CORRECTIVE
                               ACTUAL               ADEQUACY PURPOSES                  ACTION PROVISIONS
                        ------------------  ---------------------------------  ----------------------------------
                         AMOUNT      RATIO       AMOUNT            RATIO             AMOUNT           RATIO
                                                  (Dollars in thousands)
Tangible capital        $41,057       8.1%  > or = to $ 7,569  > or = to 1.5%  > or = to $25,230  > or = to  5.0%

Core capital            $41,057       8.1%  > or = to $20,184  > or = to 4.0%  > or = to $30,276  > or = to  6.0%

Risk-based capital      $42,907      12.0%  > or = to $28,728  > or = to 8.0%  > or = to $35,910  > or = to 10.0%

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

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION

     The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended September 30, 2003, 2002 and 2001.

                          WINTON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

            ASSETS                                         2003          2002
                                                             (In thousands)
Cash                                                     $    667      $    445
Investment in The Winton Savings and Loan Co.              45,147        41,396
Corporate equity securities - at fair value                   606           559
Prepaid expenses and other assets                              19            13
Prepaid federal income taxes                                  390           135
                                                         --------      --------

            Total assets                                 $ 46,829      $ 42,548
                                                         ========      ========

            LIABILITIES AND SHAREHOLDERS' EQUITY

Note payable                                             $  2,000      $  2,000
Accrued expenses and other liabilities                        472           413
Deferred federal income taxes                                 135           119
                                                         --------      --------
            Total liabilities                               2,607         2,532

Shareholders' equity
  Additional paid-in capital                               11,285        10,321
  Retained earnings                                        33,213        29,360
  Treasury stock - 40,300 and 500 shares respectively
    at September 30, 2003 and 2002 - at cost                 (529)           (5)
  Unrealized gains on securities designated as
    available for sale, net of related tax effects            253           340
                                                         --------      --------

            Total shareholders' equity                     44,222        40,016
                                                         --------      --------

            Total liabilities and shareholders' equity   $ 46,829      $ 42,548
                                                         ========      ========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION
  (continued)

                          WINTON FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                                          2003         2002         2001
                                                                                  (In thousands)
     Revenue
       Interest and dividends on investments                             $    16      $    16      $    25
       Gain on sale of investment securities                                  --          105          109
       Dividends received from subsidiary                                  2,000        1,425        1,678
       Equity in undistributed earnings of subsidiary                      3,870        3,646        2,279
                                                                         -------      -------      -------
                                                                           5,886        5,192        4,091
     Expenses
       General and administrative                                            180          169          236
                                                                         -------      -------      -------

            Net earnings                                                 $ 5,706      $ 5,023      $ 3,855
                                                                         =======      =======      =======

                          WINTON FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                           2003         2002         2001
                                                                                  (In thousands)
      Cash flows provided by (used in) operating activities:
        Net earnings for the year                                        $ 5,706      $ 5,023      $ 3,855
       Adjustments to reconcile net earnings to net cash
       provided by (used in) operating activities:
         Undistributed earnings of consolidated subsidiary                (3,870)      (3,646)      (2,279)
         Gain on sale of investment securities                                --         (105)        (109)
         Increases (decreases) in cash due to changes in:
           Prepaid expenses and other assets                                  (6)          (4)           6
           Prepaid federal income taxes                                     (255)         (43)         (21)
           Other                                                              60           47            8
                                                                         -------      -------      -------
                 Net cash provided by operating activities                 1,635        1,272        1,460

      Cash flows provided by (used in) investing activities:
       Purchase of investment securities                                      --           --         (145)
       Proceeds from sale of investment securities                            --          125          128
                                                                         -------      -------      -------
                 Net cash provided by (used in) investing activities          --          125          (17)

     Cash flows provided by (used in) financing activities:
       Payment of dividends on common stock                               (1,853)      (1,648)      (1,463)
       Purchase of treasury shares                                          (524)          (5)          --
       Proceeds from exercise of stock options                               964          179          170
                                                                         -------      -------      -------
                 Net cash used in financing activities                    (1,413)      (1,474)      (1,293)
                                                                         -------      -------      -------

     Net increase (decrease) in cash and cash equivalents                    222          (77)         150
     Cash and cash equivalents at beginning of year                          445          522          372
                                                                         -------      -------      -------

     Cash and cash equivalents at end of year                            $   667      $   445      $   522
                                                                         =======      =======      =======

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION
  (continued)

     Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 2003, Winton Savings applied for, and anticipates to receive, OTS approval to make up to $2.9 million in capital distributions during fiscal 2004.

NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2003 and 2002. Certain amounts, as previously reported, have been reclassified to conform to the 2003 presentation.

                                                             THREE MONTHS ENDED
                                             SEPTEMBER 30,  JUNE 30,    MARCH 31,   DECEMBER 31,
2003:                                               (In thousands, except per share data)
Total interest income                           $7,701       $7,786       $7,933       $8,224
Total interest expense                           3,905        3,995        4,113        4,383
                                                ------       ------       ------       ------

Net interest income                              3,796        3,791        3,820        3,841
Provision for losses on loans                      150          150          150          155
Other income                                       729        1,223          982        1,481
General, administrative and other expense        2,936        2,676        2,491        2,460
                                                ------       ------       ------       ------

Earnings before income taxes                     1,439        2,188        2,161        2,707
Federal income taxes                               451          719          714          905
                                                ------       ------       ------       ------

Net earnings                                    $  988       $1,469       $1,447       $1,802
                                                ======       ======       ======       ======

Earnings per share

  Basic                                         $  .22       $  .33       $  .32       $  .40
                                                ======       ======       ======       ======

  Diluted                                       $  .21       $  .32       $  .31       $  .39
                                                ======       ======       ======       ======

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                             THREE MONTHS ENDED
                                             SEPTEMBER 30,  JUNE 30,     MARCH 31,  DECEMBER 31,
2002:                                               (In thousands, except per share data)
Total interest income                           $8,303       $8,659       $8,413       $8,570
Total interest expense                           4,612        4,763        4,796        5,262
                                                ------       ------       ------       ------

Net interest income                              3,691        3,896        3,617        3,308
Provision for losses on loans                      548           75          172          465
Other income                                     1,048          508          705        1,218
General, administrative and other expense        2,451        2,261        2,333        2,140
                                                ------       ------       ------       ------

Earnings before income taxes                     1,740        2,068        1,817        1,921
Federal income taxes                               549          703          618          653
                                                ------       ------       ------       ------

Net earnings                                    $1,191       $1,365       $1,199       $1,268
                                                ======       ======       ======       ======

Earnings per share
  Basic                                         $  .27       $  .30       $  .27       $  .29
                                                ======       ======       ======       ======

  Diluted                                       $  .26       $  .30       $  .26       $  .28
                                                ======       ======       ======       ======

NOTE N - SUBSEQUENT EVENT AND RELATED PARTY TRANSACTION

     In October 2003, the Corporation entered into a stock purchase and redemption agreement with the estate of William J. Parchman, former chairman of Winton Financial Corporation, to purchase as treasury shares 77,330 shares of Winton Financial common stock. The transaction was consummated on October 31, 2003 at a total cost of $1.0 million.

                          WINTON FINANCIAL CORPORATION

                         INVESTOR RELATIONS INFORMATION


SHAREHOLDER SERVICES. Provident Bank serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

                                 Provident Bank
                            Custody & Corporate Trust
                                 309 Vine Street
                                      654D
                             Cincinnati, Ohio 45202

MARKET SPECIALIST. Cohen Specialists L.L.C. serves as market specialists for Winton Financial's common shares.

ANNUAL REPORT.  Designed by Curran and Connors, Inc.  www.curran-connors.com

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 30, 2004, at 10:00 a.m. Eastern Standard Time, at Manor House Banquet and Conference Center, 7440 Mason-Montgomery Road, Cincinnati, Ohio, 45040.

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

                          Winton Financial Corporation
                               5511 Cheviot Road
                             Cincinnati, Ohio 45247
               Attention: Gregory P. Niesen, Secretary/Treasurer

Visit us at www.wintonsavings.com, investor relations.

                          WINTON FINANCIAL CORPORATION

                                    OFFICERS


WINTON FINANCIAL CORPORATION                     THE WINTON SAVINGS AND LOAN CO.

Robert L. Bollin                                 Robert L. Bollin
President                                        President

Gregory J. Bollin                                Gregory J. Bollin
Vice President                                   Executive Vice President

Mary Ellen Lovett                                Mary Ellen Lovett
Vice President                                   Senior Vice President/Savings

Jill M. Burke                                    Jill M. Burke
Chief Financial Officer                          Chief Financial Officer

Gregory P. Niesen                                Gregory P. Niesen
Secretary/Treasurer                              Secretary/Treasurer