Form 10-K/A, Exhibit 13
period 2003-09-30
WINTON FINANCIAL CORP
filed 2004-10-06
CIK 857907

                                                                               .
                                                                               .
                                                                               .

                                   EXHIBIT 13

                                TABLE OF CONTENTS

Market Price of Winton Financial's Common Shares and Related
  Shareholder Matters.........................................................................................    1

Selected Consolidated Financial and Other Data................................................................    2

Management's Discussion and Analysis of Financial Condition
  and Results of Operations...................................................................................    4

Discussion of Changes in Financial Condition from September 30, 2002 to
  September 30, 2003..........................................................................................    6

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2003 and 2002.................................................................................    7

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 2002 and 2001.................................................................................   10

Average Balance, Yield, Rate and Volume Data..................................................................   13

Rate/Volume Table.............................................................................................   14

Asset and Liability Management................................................................................   15

Liquidity and Capital Resources...............................................................................   16

Report of Independent Certified Public Accountants............................................................   20

Consolidated Financial Statements.............................................................................   21

Investor Relations Information................................................................................   53

Officers......................................................................................................   53

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

                                    CASH
FISCAL YEAR ENDING SEPTEMBER 30,    HIGH             LOW               DIVIDENDS
2003

Quarter ending September 30, 2003   $13.80          $12.55             $.1025
Quarter ending June 30, 2003         12.74           10.49              .1025
Quarter ending March 31, 2003        11.75           10.15              .1025
Quarter ending December 31, 2002     11.25            9.20              .1025

2002

Quarter ending September 30, 2002   $10.50          $ 9.20             $.0925
Quarter ending June 30, 2002         10.75            9.80              .0925
Quarter ending March 31, 2002        10.50            8.95              .0925
Quarter ending December 31, 2001      9.40            8.75              .0925

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

                                                                      AT SEPTEMBER 30,
STATEMENT OF FINANCIAL CONDITION DATA:       2003            2002          2001            2000           1999
                                                                        (In thousands)
Total amount of:
  Assets                                   $543,902       $505,701       $473,776        $465,214       $466,278
  Cash and cash equivalents                   9,496         11,965          5,609           2,023          2,081
  Investment securities                      21,466         13,095         14,263          20,030         22,385
  Mortgage-backed securities (1)              6,372          5,958          7,298          12,612         13,943
  Loans receivable, net (2)                 487,480        456,977        431,324         415,447        413,550
  Deposits                                  354,296        332,995        316,960         309,889        312,072
  FHLB advances and other borrowings        138,612        126,427        114,668         115,720        116,532
  Shareholders' equity - net                 44,222         40,016         36,690          34,006         32,140

                                                         FOR THE YEAR ENDED SEPTEMBER 30,

STATEMENT OF EARNINGS DATA:                    2003       2002        2001        2000        1999
                                                        (In thousands, except share data)
Total interest income                       $ 31,644    $ 33,945    $ 35,605    $ 35,942    $ 32,896
Total interest expense                       (16,396)    (19,433)    (23,536)    (23,470)    (20,313)
                                            --------    --------    --------    --------    --------
Net interest income                           15,248      14,512      12,069      12,472      12,583
Provision for losses on loans                   (605)     (1,260)       (300)       (125)       (160)
                                            --------    --------    --------    --------    --------
Net interest income after provision for
  losses on loans                             14,643      13,252      11,769      12,347      12,423
Other income                                   4,415       3,479       2,316       1,393       2,234
General, administrative and other expense    (10,563)     (9,185)     (8,293)     (8,654)    (10,077)
                                            --------    --------    --------    --------    --------
Earnings before income taxes                   8,495       7,546       5,792       5,086       4,580
Federal income taxes                          (2,789)     (2,523)     (1,937)     (1,701)     (1,640)
                                            --------    --------    --------    --------    --------
Net earnings                                $  5,706    $  5,023    $  3,855    $  3,385    $  2,940
                                            ========    ========    ========    ========    ========

Earnings per share
  Basic                                     $   1.27    $   1.13    $   0.87    $   0.77    $   0.67
                                            ========    ========    ========    ========    ========
  Diluted                                   $   1.23    $   1.10    $   0.85    $   0.74    $   0.64
                                            ========    ========    ========    ========    ========
Dividends per share                         $   0.41    $   0.37    $   0.33    $   0.32    $   0.30
                                            ========    ========    ========    ========    ========

------------------------------

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

------------------------------

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

                          WINTON FINANCIAL CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

                                                                 SEPTEMBER 30,
                                                               2002         2001
                                                             (Dollars in thousands)
Loans delinquent
  30 to 89 days                                               $4,730       $11,059
  90 or more days                                              3,398         2,744
                                                              ------       -------

         Total delinquent loans                               $8,128       $13,803
                                                              ======       =======

Loans accounted for on nonaccrual basis                       $  885       $ 2,428
Loans greater than 90 days delinquent and still accruing       2,513           316
                                                              ------       -------
         Total nonperforming loans                             3,398         2,744
Real estate acquired through foreclosure                       2,462           486
                                                              ------       -------

         Total nonperforming assets                           $5,860       $ 3,230
                                                              ======       =======

Allowance for loan losses                                     $1,850       $ 1,194
                                                              ======       =======

Allowance for loan losses to total loans                        0.42%         0.27%
Allowance for loan losses to nonperforming loans               54.44%        43.51%
Allowance for loan losses to nonperforming assets              31.57%        36.97%
Nonperforming loans to total loans                              0.76%         0.62%

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

                                                                      YEAR ENDED SEPTEMBER 30,
                                                      2003                          2002                          2001
                                          AVERAGE   INTEREST            AVERAGE   INTEREST            AVERAGE   INTEREST
                                        OUTSTANDING  EARNED/  YIELD/  OUTSTANDING  EARNED/  YIELD/  OUTSTANDING  EARNED/  YIELD/
                                          BALANCE     PAID     RATE     BALANCE     PAID     RATE     BALANCE     PAID     RATE
                                                                          (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)                    $459,342   $30,456   6.63%    $443,225   $32,616    7.36%  $ 420,488   $33,416    7.95%
  Mortgage-backed securities                 6,614       277   4.19        6,252       279    4.46      10,384       653    6.29
  Investment securities                     16,361       462   2.82       14,418       616    4.27      17,913       960    5.36
  Interest-bearing deposits and other       24,430       449   1.84       14,808       434    2.93      10,157       576    5.67
                                          --------   -------   ----     --------   -------  ------   ---------   -------  ------
     Total interest-earning assets         506,747    31,644   6.24      478,703    33,945    7.09     458,942    35,605    7.76

Non-interest-earning assets                 11,735                         9,052                         9,600
                                          --------                      --------                     ---------

     Total assets                         $518,482                      $487,755                     $ 468,542
                                          ========                      ========                     =========

Interest-bearing liabilities:
  Deposits                                $340,535     9,505   2.79     $317,227    12,344    3.89   $ 314,020    16,421    5.23
  FHLB advances and other borrowings       128,519     6,891   5.36      126,053     7,089    5.62     113,546     7,115    6.27
                                          --------   -------   ----     --------   -------  ------   ---------   -------  ------
     Total interest-bearing liabilities    469,054    16,396   3.50      443,280    19,433    4.38     427,566    23,536    5.50
                                                     -------   ----                -------  ------               -------  ------

Non-interest-bearing liabilities             6,771                         5,983                         5,524
                                          --------                      --------                     ---------

     Total liabilities                     475,825                       449,263                       433,090

Shareholders' equity                        42,657                        38,492                        35,452
                                          --------                      --------                     ---------

     Total liabilities and
       shareholders' equity               $518,482                      $487,755                     $ 468,542
                                          ========                      ========                     =========

Net interest income/Interest
  rate spread                                        $15,248   2.74%               $14,512    2.71%              $12,069    2.26%
                                                     =======   ====                =======  ======               =======  ======
Net interest margin (net
  interest income as a percent of
  average interest-earning assets)                             3.01%                          3.03%                         2.63%
                                                               ====                         ======                        ======
Average interest-earning assets to
  interest-bearing liabilities                               108.04%                        107.99%                       107.34%
                                                            =======                         ======                        ======

------------------------

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

                                                                 YEAR ENDED SEPTEMBER 30,
                                                  2003 VS. 2002                             2002 VS. 2001
                                                     INCREASE                                  INCREASE
                                                    (DECREASE)                                (DECREASE)
                                                     DUE TO                                    DUE TO
                                         VOLUME       RATE          TOTAL        VOLUME         RATE          TOTAL
                                                                       (In thousands)
Interest income attributable to:
  Loans receivable (1)                   $1,155      $(3,315)      $(2,160)      $ 1,750       $(2,550)      $  (800)
  Mortgage-backed securities                 16          (18)           (2)         (216)         (158)         (374)
  Investment securities                      75         (229)         (154)         (168)         (176)         (344)
  Other interest-earning assets (2)         215         (200)           15           202          (344)         (142)
                                         ------      -------       -------       -------       -------       -------
     Total interest income                1,461       (3,762)       (2,301)        1,568        (3,228)       (1,660)

Interest expense attributable to:
  Deposits                                  854       (3,693)       (2,839)          166        (4,243)       (4,077)
  Borrowings                                137         (335)         (198)          742          (768)          (26)
                                         ------      -------       -------       -------       -------       -------
     Total interest expense                 991       (4,028)       (3,037)          908        (5,011)       (4,103)
                                         ------      -------       -------       -------       -------       -------

Increase in net interest income          $  470      $   266       $   736       $   660       $ 1,783       $ 2,443
                                         ======      =======       =======       =======       =======       =======

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

                                BOARD LIMIT
CHANGE IN INTEREST RATE        NPV RATIO (1)            SEPTEMBER 30, 2003           SEPTEMBER 30, 2002
     (BASIS POINTS)            NOT LESS THAN                 NPV RATIO                    NPV RATIO
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

                                                                   PAYMENTS DUE BY PERIOD
                                                        LESS                                 MORE
                                                        THAN          1-3         3-5        THAN
                                                       1 YEAR        YEARS       YEARS      5 YEARS     TOTAL
                                                                           (In thousands)
Contractual obligations:
  Operating lease obligations                         $     320    $     450   $     248   $      21   $   1,039
  Contracts to purchase office premises                     476            -           -           -         476
   Advances from the Federal Home Loan
    Bank and other borrowings                            38,021       48,000      21,500      31,091     138,612
  Certificates of deposit                               113,907      107,373      19,036          22     240,338

Amount of commitments expiration per period
  Loans commitments to originate:
    Home equity lines of credit                          23,873            -           -           -      23,873
    Commercial lines of credit                            4,855            -           -           -       4,855
    One- to four-family and multi-family loans           42,229            -           -           -      42,229
    Non-residential real estate and land loans            5,398            -           -           -       5,398
  Commitments to sell loans in the secondary market     (13,731)           -           -           -     (13,731)
                                                      ---------    ---------   ---------   ---------   ---------

         Total contractual obligations                $ 215,348    $ 155,823   $  40,784   $  31,134   $ 443,089
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

/s/ Grant Thornton LLP

Cincinnati, Ohio
October 30, 2003

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                          September 30,

                                                                        2003          2002
                                                                          (In thousands)
          ASSETS

Cash and due from banks                                               $   1,848    $   1,263

Interest-bearing deposits in other financial institutions                 7,648       10,702
                                                                      ---------    ---------

          Cash and cash equivalents                                       9,496       11,965

Investment securities available for sale - at market                     21,466       13,095
Mortgage-backed securities available for sale - at market                 2,103          197
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $4,204 and $5,685 at September 30,
    2003 and 2002, respectively                                           4,269        5,761
Loans receivable - net                                                  481,364      428,367
Loans held for sale - at lower of cost or market                          6,116       28,610
Office premises and equipment - at depreciated cost                       6,131        3,571
Real estate acquired through foreclosure                                    846        2,462
Federal Home Loan Bank stock - at cost                                    8,156        7,828
Accrued interest receivable                                               2,571        2,867
Prepaid expenses and other assets                                           786          523
Intangible assets - net of amortization                                      97          158
Prepaid federal income taxes                                                501          297
                                                                      ---------    ---------

          Total assets                                                $ 543,902    $ 505,701
                                                                      =========    =========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                              $ 354,296    $ 332,995
Advances from the Federal Home Loan Bank                                136,612      124,427
Other borrowed money                                                      2,000        2,000
Accounts payable on mortgage loans serviced for others                      401          675
Advance payments by borrowers for taxes and insurance                     2,433        1,830
Other liabilities                                                         2,459        2,091
Deferred federal income taxes                                             1,479        1,667
                                                                      ---------    ---------

         Total liabilities                                              499,680      465,685

Commitments                                                                   -            -

Shareholders' equity

  Preferred stock - 2,000,000 shares without par value authorized;
    no shares issued                                                          -            -

The accompanying notes are an integral part of these statements.

Common stock - 18,000,000 shares without par value authorized;
  4,592,884 and 4,465,054 shares issued at September 30, 2003 and
  2002, respectively                                                          -            -

Additional paid-in capital                                               11,285       10,321

Retained earnings                                                        33,213       29,360

Treasury stock - 40,300 and 500 shares at September 30, 2003 and
  2002, respectively - at cost                                             (529)          (5)

Accumulated comprehensive income, unrealized gains on securities
  designated as available for sale, net of related tax effects              253          340
                                                                      ---------    ---------
        Total shareholders' equity                                       44,222       40,016
                                                                      ---------    ---------

        Total liabilities and shareholders' equity                    $ 543,902    $ 505,701
                                                                      =========    =========

The accompanying notes are an integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                           2003        2002        2001
                                                                         (In thousands, except share data)
Interest income
  Loans                                                                  $ 30,456    $ 32,616    $ 33,416
  Mortgage-backed securities                                                  277         279         653
  Investment securities                                                       462         616         960
  Interest-bearing deposits and other                                         449         434         576
                                                                         --------    --------    --------
         Total interest income                                             31,644      33,945      35,605

Interest expense
  Deposits                                                                  9,505      12,344      16,421
  Borrowings                                                                6,891       7,089       7,115
                                                                         --------    --------    --------
         Total interest expense                                            16,396      19,433      23,536
                                                                         --------    --------    --------

         Net interest income                                               15,248      14,512      12,069

Provision for losses on loans                                                 605       1,260         300
                                                                         --------    --------    --------

         Net interest income after provision for losses on loans           14,643      13,252      11,769

Other income
  Mortgage banking income                                                   3,283       2,311       1,412
  Gain on sale of investment and mortgage-backed securities designated
    as available for sale                                                      97         264         239
  Gain on sale of office premises                                             282           -           -
  Gain on sale of deposits                                                      -         250           -
  Loss on sale of real estate acquired through foreclosure                    (24)        (11)          -
  Other operating                                                             777         665         665
                                                                         --------    --------    --------
         Total other income                                                 4,415       3,479       2,316

General, administrative and other expense

  Employee compensation and benefits                                        5,842       5,211       4,556

  Occupancy and equipment                                                   1,348       1,082       1,135

  Franchise taxes                                                             440         383         375

  Amortization of intangible assets                                            61          61          61

  Advertising                                                                 298         286         200

  Data processing                                                             446         423         411

  Other operating                                                           2,128       1,739       1,555
                                                                         --------    --------    --------

         Total general, administrative and other expense                   10,563       9,185       8,293
                                                                         --------    --------    --------

         Earnings before income taxes                                       8,495       7,546       5,792

Federal income taxes
  Current                                                                   2,933       2,472       1,941
  Deferred                                                                   (144)         51          (4)
                                                                         --------    --------    --------
         Total federal income taxes                                         2,789       2,523       1,937
                                                                         --------    --------    --------

         NET EARNINGS                                                    $  5,706    $  5,023    $  3,855
                                                                         ========    ========    ========

         EARNINGS PER SHARE

The accompanying notes are an integral part of these statements.

  Basic                                                                  $   1.27    $   1.13    $    .87
                                                                         ========    ========    ========

  Diluted                                                                $   1.23    $   1.10    $    .85
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

                          WINTON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           UNREALIZED
                                                                                            GAINS ON
                                                   ADDITIONAL                              SECURITIES
                                        COMMON      PAID-IN      RETAINED     TREASURY      AVAILABLE
                                         STOCK      CAPITAL      EARNINGS       STOCK       FOR SALE         TOTAL
                                                                (In thousands, except share data)
Balance at October 1, 2000              $  -       $    9,972    $ 23,593     $      -     $      441       $ 34,006

Proceeds from exercise of
  stock options                            -              170           -            -              -            170
Net earnings for the year
  ended September 30, 2001                 -                -       3,855            -              -          3,855
Unrealized gains on securities
  designated as available for
  sale, net of related tax effects         -                -           -            -            122            122
Cash dividends of $.33 per share           -                -      (1,463)           -              -         (1,463)
                                        ----       ----------    --------     --------     ----------       --------

Balance at September 30, 2001              -           10,142      25,985            -            563         36,690

Proceeds from exercise of
  stock options                            -              179           -            -              -            179
Purchase of treasury shares                -                -           -           (5)             -             (5)
Net earnings for the year
  ended September 30, 2002                 -                -       5,023            -              -          5,023
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects         -                -           -            -           (223)          (223)
Cash dividends of $.37 per share           -                -      (1,648)           -              -         (1,648)
                                        ----       ----------    --------     --------     ----------       --------

Balance at September 30, 2002              -           10,321      29,360           (5)           340         40,016

Proceeds from exercise of
  stock options                            -              964           -            -              -            964
Purchase of treasury shares                -                -           -         (524)             -           (524)
Net earnings for the year
  ended September 30, 2003                 -                -       5,706            -              -          5,706
Unrealized losses on securities
  designated as available for
  sale, net of related tax effects         -                -           -            -            (87)           (87)
Cash dividends of $.41 per share           -                -      (1,853)           -              -         (1,853)
                                        ----       ----------    --------     --------     ----------       --------

Balance at September 30, 2003           $  -       $   11,285    $ 33,213     $   (529)    $      253       $ 44,222
                                        ====       ==========    ========     ========     ==========       ========

The accompanying notes are in integral part of these statements.

                          WINTON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEAR ENDED SEPTEMBER 30,
                                                                                      2003          2002           2001
                                                                                                 (In thousands)
Cash flows from operating activities:
  Net earnings for the year                                                        $   5,706      $   5,023      $   3,855
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums and discounts on investments and
      mortgage-backed securities - net                                                    65             87             83
    Amortization of deferred loan origination fees                                      (199)          (188)           (82)
    Depreciation and amortization                                                        471            433            457
    Amortization of intangible assets                                                     61             61             61
    Gain on sale of office premises                                                     (282)             -              -
    Gain on sale of deposits                                                               -           (250)             -
    Gain on sale of investment and mortgage-backed securities designated
      as available for sale                                                              (97)          (264)          (239)
    Loss on sale of real estate acquired through foreclosure                              24             11              -
    Provision for losses on loans                                                        605          1,260            300
    Gain on sale of mortgage loans                                                    (3,217)        (1,936)        (1,159)
    Loans disbursed for sale in the secondary market                                (227,786)      (148,445)      (105,264)
    Proceeds from sale of loans in the secondary market                              253,497        125,610        104,127
    Federal Home Loan Bank stock dividends                                              (328)          (370)          (517)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                        296            338             40
      Prepaid expenses and other assets                                                 (263)           144           (165)
      Accounts payable on mortgage loans serviced for others                            (274)            (7)          (104)
      Other liabilities                                                                  314            521           (108)
      Federal income taxes
        Current                                                                         (204)          (362)          (249)
        Deferred                                                                        (144)            51             (4)
                                                                                   ---------      ---------      ---------
         Net cash provided by (used in) operating activities                          28,245        (18,283)         1,032

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                     11,315          6,675          9,650
  Proceeds from sale of investment securities designated as available for sale         3,622          5,179         11,088
  Purchase of investment securities designated as available for sale                 (23,395)       (10,815)       (14,590)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                     -          1,927              -
  Principal repayments on mortgage-backed securities                                   1,574          2,310          5,274
  Purchase of mortgage-backed securities designated as available for sale             (2,000)        (1,917)             -
  Purchase of mortgage-backed securities designated as held to maturity                    -         (1,013)             -
  Loan principal repayments                                                          227,155        161,748        118,004
  Loan disbursements                                                                (283,634)      (166,841)      (131,829)

  Proceeds from sale of loan participations                                            3,029          1,100              -
  Purchase and renovation of office premises and equipment                            (3,260)          (739)          (268)
  Proceeds from sale of office premises and equipment                                    529              -              -
  Proceeds from sale of real estate acquired through foreclosure                       1,847             34            241
  Additions to real estate acquired through foreclosure                                 (172)             -             (3)
                                                                                   ---------      ---------      ---------
         Net cash used in investing activities                                       (63,390)        (2,352)        (2,433)
                                                                                   ---------      ---------      ---------

         Net cash used in operating and investing
           activities (balance carried forward)                                      (35,145)       (20,635)        (1,401)
                                                                                   ---------      ---------      ---------

                          WINTON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED SEPTEMBER 30,
                                                                     2003        2002        2001
                                                                            (In thousands)
         Net cash used in operating and investing
           activities (balance brought forward)                    $(35,145)   $(20,635)   $ (1,401)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts, including purchased deposits     21,301      24,091       7,071
  Sale of deposit accounts                                                -      (7,806)          -
  Proceeds from Federal Home Loan Bank advances and
    other borrowings                                                 64,000      95,500      67,000
  Repayment of Federal Home Loan Bank advances                      (51,815)    (83,741)    (68,052)
  Advances by borrowers for taxes and insurance                         603         421         261
  Proceeds from exercise of stock options                               964         179         170
  Dividends paid on common stock                                     (1,853)     (1,648)     (1,463)
  Purchase of treasury shares                                          (524)         (5)          -
                                                                   --------    --------    --------
         Net cash provided by financing activities                   32,676      26,991       4,987
                                                                   --------    --------    --------

Net increase (decrease) in cash and cash equivalents                 (2,469)      6,356       3,586

Cash and cash equivalents at beginning of year                       11,965       5,609       2,023
                                                                   --------    --------    --------

Cash and cash equivalents at end of year                           $  9,496    $ 11,965    $  5,609
                                                                   ========    ========    ========

Supplemental disclosure of cash flow information:

  Cash paid during the year for:
    Federal income taxes                                           $  2,882    $  2,792    $  1,870
                                                                   ========    ========    ========

    Interest on deposits and borrowings                            $ 16,395    $ 19,566    $ 23,602
                                                                   ========    ========    ========

Supplemental disclosure of noncash investing activities:

  Transfers from loans to real estate acquired through
    foreclosure                                                    $     47    $  2,039    $     26
                                                                   ========    ========    ========

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                   $  1,307    $     50    $    171
                                                                   ========    ========    ========

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                 $    (87)   $   (223)   $    122
                                                                   ========    ========    ========

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 140                                   $    334    $    364    $     84
                                                                   ========    ========    ========

  Transfer of investment securities held to maturity to an available for sale classification upon adoption of SFAS

The accompanying notes are an integral part of these statements.

    No. 133                                                        $      -    $      -    $ 14,002
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

                                                                                      2003        2002         2001
Net earnings (In thousands)                             As reported                 $   5,706   $   5,023    $   3,855
                               Stock-based compensation, net of tax                         -           -         (302)
                                                                                    ---------   ---------    ---------
                                                          Pro-forma                 $   5,706   $   5,023    $   3,553
                                                                                    =========   =========    =========

Earnings per share
  Basic                                                 As reported                 $    1.27   $    1.13    $     .87
                               Stock-based compensation, net of tax                         -           -         (.07)
                                                                                    ---------   ---------    ---------
                                                          Pro-forma                 $    1.27   $    1.13    $     .80
                                                                                    =========   =========    =========

  Diluted                                               As reported                 $    1.23   $    1.10    $     .85
                               Stock-based compensation, net of tax                         -           -         (.07)
                                                                                    ---------   ---------    ---------
                                                          Pro-forma                 $    1.23   $    1.10    $     .78
                                                                                    =========   =========    =========

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      12. Stock Option Plans (continued)

      A summary of the status of the Corporation's stock option plans as of September 30, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

                                             2003                     2002                     2001
                                                 WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                  AVERAGE                  AVERAGE                  AVERAGE
                                                  EXERCISE                 EXERCISE                 EXERCISE
                                      SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
Outstanding at beginning of year      801,960    $    8.33     831,000    $    8.23     743,000    $    8.11
Granted                                     -            -           -            -     124,000         8.75
Exercised                            (127,830)        5.41     (27,040)        5.00     (26,000)        5.72
Forfeited                                   -            -      (2,000)       10.06     (10,000)       11.98
                                    ---------    ---------   ---------    ---------   ---------    ---------

Outstanding at end of year            674,130    $    8.86     801,960    $    8.33     831,000    $    8.23
                                    =========    =========   =========    =========   =========    =========

Options exercisable at year-end       674,130    $    8.86     801,960    $    8.33     831,000    $    8.23
                                    =========    =========   =========    =========   =========    =========
Weighted-average fair value of
  options granted during the year                $       -                $       -                $    3.68
                                                 =========                =========                =========

      The following information applies to options outstanding at September 30, 2003:

Number outstanding                                      255,630
Range of exercise prices                         $ 5.00 - $6.75
Number outstanding                                      418,500
Range of exercise prices                         $8.75 - $13.25
Weighted-average exercise price                  $         8.86
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

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

      Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

                                                                2003
                                                         GROSS        GROSS      ESTIMATED
                                           AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                             COST        GAINS        LOSSES       VALUE
                                                           (In thousands)
AVAILABLE FOR SALE:
  U.S. Government and agency obligations   $   8,046   $       58   $       (1)  $   8,103
  Corporate equity securities                    209          397            -         606
  Municipal bonds                             12,850          119         (212)     12,757
                                           ---------   ----------   ----------   ---------

      Total investment securities          $  21,105   $      574   $     (213)  $  21,466
                                           =========   ==========   ==========   =========

                                                                2002
                                                         GROSS        GROSS      ESTIMATED
                                           AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                             COST        GAINS        LOSSES       VALUE
                                                           (In thousands)
AVAILABLE FOR SALE:
  U.S. Government and agency obligations   $  12,375   $      162   $        -   $  12,537
  Corporate equity securities                    209          349            -         558
                                           ---------   ----------   ----------   ---------

      Total investment securities          $  12,584   $      511   $        -   $  13,095
                                           =========   ==========   ==========   =========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

      The amortized cost and estimated fair value of U.S. Government and agency obligations and municipal bonds at September 30, 2003 and 2002, by term to maturity are shown below.

                                     2003                      2002
                                         ESTIMATED                 ESTIMATED
                             AMORTIZED      FAIR      AMORTIZED      FAIR
                                COST       VALUE         COST        VALUE
                                             (In thousands)
Due in one year or less      $   4,025   $    4,033   $    5,315   $   5,348
Due in one to three years        3,020        3,059        6,060       6,180
Due in three to five years         421          430        1,000       1,009
Due in five to ten years         8,978        8,993            -           -
Due after ten years              4,452        4,345            -           -
                             ---------   ----------   ----------   ---------

                             $  20,896   $   20,860   $   12,375   $  12,537
                             =========   ==========   ==========   =========

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

                                                                 2003
                                                           GROSS       GROSS     ESTIMATED
                                             AMORTIZED   UNREALIZED  UNREALIZED    FAIR
                                               COST        GAINS       LOSSES      VALUE
                                                            (In thousands)
HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates               $   1,643   $       -   $     (39)  $   1,604
  Government National Mortgage Association
    Participation certificates                     151           2           -         153
  Federal National Mortgage Association
    Participation certificates                   2,287           2         (30)      2,259
  Residential Funding Corporation
    Collateralized mortgage obligations            188           -           -         188
                                             ---------   ---------   ---------   ---------
      Total mortgage-backed securities
        held to maturity                         4,269           4         (69)      4,204

AVAILABLE FOR SALE:
  Government National Mortgage Association
    Participation certificates                     137           1           -         138
  Federal National Mortgage Association
    Participation certificates                   1,944          21           -       1,965
                                             ---------   ---------   ---------   ---------
      Total mortgage-backed securities
        available for sale                       2,081          22           -       2,103
                                             ---------   ---------   ---------   ---------

      Total mortgage-backed securities       $   6,350   $      26   $     (69)  $   6,307
                                             =========   =========   =========   =========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                                 2002
                                                           GROSS        GROSS      ESTIMATED
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS        LOSSES       VALUE
                                                            (In thousands)
HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    Participation certificates               $   2,240   $        -   $      (48)  $   2,192
  Government National Mortgage Association
    Participation certificates                     240            7           (1)        246
  Federal National Mortgage Association
    Participation certificates                   2,953            2          (35)      2,920
    Collateralized mortgage obligations            140            -           (1)        139
  Residential Funding Corporation
    Collateralized mortgage obligations            188            -            -         188
                                             ---------   ----------   ----------   ---------
      Total mortgage-backed securities
        held to maturity                         5,761            9          (85)      5,685

AVAILABLE FOR SALE:
  Government National Mortgage Association
    Participation certificates                     193            4            -         197
                                             ---------   ----------   ----------   ---------

      Total mortgage-backed securities       $   5,954   $       13   $      (85)  $   5,882
                                             =========   ==========   ==========   =========

      The amortized cost of mortgage-backed securities, including those designated as available for sale, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                              SEPTEMBER 30,
                                             2003       2002
                                             (In thousands)
Due within three years                     $     33   $     45
Due after three years through five years          -          5
Due after five years through ten years           48         74
Due after ten years through twenty years      3,289      3,244
Due after twenty years                        2,980      2,586
                                           --------   --------

                                           $  6,350   $  5,954
                                           ========   ========

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

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                  2003       2002       2001
                                      (In thousands)
Beginning balance               $  1,850   $  1,194   $  1,000
Provision for losses on loans        605      1,260        300
Charge-off of loans                 (242)      (670)      (124)
Recoveries of loan losses             52         66         18
                                --------   --------   --------

Ending balance                  $  2,265   $  1,850   $  1,194
                                ========   ========   ========

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

NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office premises and equipment is comprised of the following at September
      30:

                                        2003       2002
                                        (In thousands)
Land                                  $    706   $    597
Office buildings and improvements        5,028      3,107
Furniture, fixtures and equipment        4,818      4,094
Construction in process                    174        466
                                      --------   --------
                                        10,726      8,264
  Less accumulated depreciation and
    amortization                         4,595      4,693
                                      --------   --------

                                      $  6,131   $  3,571
                                      ========   ========

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

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - OFFICE PREMISES AND EQUIPMENT (continued)

      The Company leases certain of its office locations and automobiles under operating lease agreements. At September 30, 2003, the Company's outstanding future lease obligations were as follows:

     YEAR ENDED
    SEPTEMBER 30,                (In thousands)
      2004                          $  320
      2005                             240
      2006                             210
      2007                             176
2008 and thereafter                     93
                                    ------
                                    $1,039
                                    ======

      The Company recognized operating lease expense totaling $309,000, $177,000 and $200,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE F - DEPOSITS


Deposits consist of the following major                       2003            2002
classifications at September 30:                                 (In thousands)
Deposit type and weighted-average interest rate

Checking accounts
  2003 - 0.56%                                              $ 38,375
  2002 - 0.66%                                                               $ 34,299
Passbook and Club accounts
  2003 - 1.26%                                                75,583
  2002 - 1.63%                                                                 67,391
                                                            --------         --------

       Total checking, passbook and club deposits            113,958          101,690

Certificates of deposit
  Original maturities of:
    12 months or less
      2003 - 1.89%                                            28,463
      2002 - 2.77%                                                             29,927
    More than 12 months through 36 months
      2003 - 2.91%                                           142,871
      2002 - 4.08%                                                            137,574
    More than 36 months
      2003 - 5.01%                                            31,087
      2002 - 5.81%                                                             27,279
  Individual Retirement and Keogh
    2003 - 3.47%                                              37,917
    2002 - 4.41%                                                               36,525
                                                            --------         --------

     Total certificates of deposit                           240,338          231,305
                                                            --------         --------

     Total deposit accounts                                 $354,296         $332,995
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

      Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                        2003           2002           2001
                                                                   (In thousands)
Passbook and money market deposit accounts            $  985         $ 1,332        $ 1,819
NOW accounts                                             195             193            240
Certificates of deposit                                8,325          10,819         14,362
                                                      ------         -------        -------

                                                      $9,505         $12,344        $16,421
                                                      ======         =======        =======

      Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                          2003           2002
                                            (In thousands)
Less than one year                     $113,907       $159,550
One year to three years                 107,373         53,927
More than three years                    19,058         17,828
                                       --------       --------

                                       $240,338       $231,305
                                       ========       ========

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank, collateralized at September 30, 2003, by pledges of certain residential mortgage loans totaling $184.4 million and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

                         MATURING FISCAL               2003                2002
INTEREST RATE            YEAR ENDING IN                  (Dollars in thousands)
1.27% - 6.71%                 2003                   $      -            $ 27,750
2.65% - 6.90%                 2004                     38,021              28,083
2.75% - 6.92%                 2005                     33,000              31,000
6.20% - 6.92%                 2006                     13,000               6,000
3.33% - 6.97%                 2007                     16,000               4,000
2.50% - 5.87%              Thereafter                  36,591              27,594
                                                     --------            --------

                                                     $136,612            $124,427
                                                     ========            ========

Weighted-average interest rate                           4.93%               5.57%
                                                     ========            ========

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

NOTE I - FEDERAL INCOME TAXES

      Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                        2003        2002        2001
                                                           (Dollars in thousands)
Federal income taxes computed at statutory rate        $ 2,888     $ 2,566     $ 1,969
Increase (decrease) in taxes resulting from:
  Interest income on municipal loans and obligations
    of state and political subdivisions                    (62)          -           -
  Nondeductible expenses                                     9          12          13
  Nontaxable dividend income                                (4)         (4)         (6)
  Low income housing investment tax credits                (42)        (42)        (42)
  Other                                                      -          (9)          3
                                                       -------     -------     -------
Federal income tax provision per consolidated
  financial statements                                 $ 2,789     $ 2,523     $ 1,937
                                                       =======     =======     =======

Effective tax rate                                        32.8%       33.4%       33.4%
                                                       =======     =======     =======

      The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                        2003      2002
                                                                        (In thousands)
Taxes (payable) refundable on temporary
differences at statutory rate:

Deferred tax assets:
  General loan loss allowance                                         $   770    $   629
  Reserve for uncollected interest                                         54         17
  Amortization of intangible assets                                        58         25
  Loans held for sale                                                      48          -
  Other                                                                     -         17
                                                                      -------    -------
     Total deferred tax assets                                            930        688

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                               (1,327)    (1,216)
  Difference between book and tax depreciation                           (153)      (131)
  Percentage of earnings bad debt deduction                               (48)      (106)
  Unrealized gains on securities designated as available for sale        (130)      (175)
  Deferred loan origination costs                                        (552)      (478)
  Mortgage servicing rights                                              (177)      (246)
  Deferred gain on sale of real estate acquired through foreclosure       (18)         -
  Other                                                                    (4)        (3)
                                                                      -------    -------
     Total deferred tax liabilities                                    (2,409)    (2,355)
                                                                      -------    -------

     Net deferred tax liability                                       $(1,479)   $(1,667)
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

                                               AS OF SEPTEMBER 30, 2003

                                                                                 REQUIRED
                                                                               TO BE "WELL-
                                                 REQUIRED                   CAPITALIZED" UNDER
                                                FOR CAPITAL                 PROMPT CORRECTIVE
                          ACTUAL             ADEQUACY PURPOSES              ACTION PROVISIONS
                     ---------------       ---------------------          ---------------------
                      AMOUNT  RATIO      AMOUNT            RATIO          AMOUNT          RATIO
                                                          (Dollars in thousands)
Tangible capital     $45,007   8.3%    > or = $  8,149   > or = 1.5%  > or = $27,163   > or =  5.0%

Core capital         $45,007   8.3%    > or = $ 21,730   > or = 4.0%  > or = $32,596   > or =  6.0%

Risk-based capital   $47,272  11.8%    > or = $ 32,060   > or = 8.0%  > or = $40,075   > or = 10.0%

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - REGULATORY CAPITAL (continued)

                                                 AS OF SEPTEMBER 30, 2002

                                                                                   REQUIRED
                                                                                 TO BE "WELL-
                                                   REQUIRED                   CAPITALIZED" UNDER
                                                 FOR CAPITAL                   PROMPT CORRECTIVE
                          ACTUAL              ADEQUACY PURPOSES                ACTION PROVISIONS
                    ------------------   ----------------------------    ------------------------------
                     AMOUNT      RATIO      AMOUNT           RATIO           AMOUNT          RATIO
                                                  (Dollars in thousands)
Tangible capital    $41,057       8.1%   > or = $ 7,569    > or = 1.5%   > or = $25,230    > or =  5.0%

Core capital        $41,057       8.1%   > or = $20,184    > or = 4.0%   > or = $30,276    > or =  6.0%

Risk-based capital  $42,907      12.0%   > or = $28,728    > or = 8.0%   > or = $35,910    > or = 10.0%

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

                          WINTON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,

                                                          2003        2002
                                                           (In thousands)
          ASSETS

Cash                                                    $    667    $    445
Investment in The Winton Savings and Loan Co.             45,147      41,396
Corporate equity securities - at fair value                  606         559
Prepaid expenses and other assets                             19          13
Prepaid federal income taxes                                 390         135
                                                        --------    --------

          Total assets                                  $ 46,829    $ 42,548
                                                        ========    ========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Note payable                                            $  2,000    $  2,000
Accrued expenses and other liabilities                       472         413
Deferred federal income taxes                                135         119
                                                        --------    --------
          Total liabilities                                2,607       2,532

Shareholders' equity
  Additional paid-in capital                              11,285      10,321
  Retained earnings                                       33,213      29,360
  Treasury stock - 40,300 and 500 shares respectively
    at September 30, 2003 and 2002 - at cost                (529)         (5)
  Unrealized gains on securities designated as
    available for sale, net of related tax effects           253         340
                                                        --------    --------

          Total shareholders' equity                      44,222      40,016
                                                        --------    --------

          Total liabilities and shareholders' equity    $ 46,829    $ 42,548
                                                        ========    ========

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL
  CORPORATION (continued)

                          WINTON FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Year ended September 30,

                                                    2003     2002     2001
                                                        (In thousands)
Revenue
  Interest and dividends on investments            $   16   $   16   $   25
  Gain on sale of investment securities                 -      105      109
  Dividends received from subsidiary                2,000    1,425    1,678
  Equity in undistributed earnings of subsidiary    3,870    3,646    2,279
                                                   ------   ------   ------
                                                    5,886    5,192    4,091
Expenses
  General and administrative                          180      169      236
                                                   ------   ------   ------

       Net earnings                                $5,706   $5,023   $3,855
                                                   ======   ======   ======

                          WINTON FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,

                                                                 2003       2002       2001
                                                                       (In thousands)
 Cash flows provided by (used in) operating activities:
   Net earnings for the year                                    $ 5,706    $ 5,023    $ 3,855
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Undistributed earnings of consolidated subsidiary            (3,870)    (3,646)    (2,279)
    Gain on sale of investment securities                             -       (105)      (109)
    Increases (decreases) in cash due to changes in:
      Prepaid expenses and other assets                              (6)        (4)         6
      Prepaid federal income taxes                                 (255)       (43)       (21)
      Other                                                          60         47          8
                                                                -------    -------    -------
          Net cash provided by operating activities               1,635      1,272      1,460

 Cash flows provided by (used in) investing activities:
  Purchase of investment securities                                   -          -       (145)
  Proceeds from sale of investment securities                         -        125        128
                                                                -------    -------    -------
          Net cash provided by (used in) investing activities         -        125        (17)

Cash flows provided by (used in) financing activities:
 Payment of dividends on common stock                            (1,853)    (1,648)    (1,463)
 Purchase of treasury shares                                       (524)        (5)         -
 Proceeds from exercise of stock options                            964        179        170
                                                                -------    -------    -------
          Net cash used in financing activities                  (1,413)    (1,474)    (1,293)
                                                                -------    -------    -------

Net increase (decrease) in cash and cash equivalents                222        (77)       150

Cash and cash equivalents at beginning of year                      445        522        372
                                                                -------    -------    -------

Cash and cash equivalents at end of year                        $   667    $   445    $   522
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

                                                                  THREE MONTHS ENDED
                                             SEPTEMBER 30,     JUNE 30,        MARCH 31,     DECEMBER 31,
                                                        (In thousands, except per share data)
2003:

Total interest income                        $      7,701    $      7,786    $      7,933    $      8,224
Total interest expense                              3,905           3,995           4,113           4,383
                                             ------------    ------------    ------------    ------------

Net interest income                                 3,796           3,791           3,820           3,841
Provision for losses on loans                         150             150             150             155
Other income                                          729           1,223             982           1,481
General, administrative and other expense           2,936           2,676           2,491           2,460
                                             ------------    ------------    ------------    ------------

Earnings before income taxes                        1,439           2,188           2,161           2,707
Federal income taxes                                  451             719             714             905
                                             ------------    ------------    ------------    ------------

Net earnings                                 $        988    $      1,469    $      1,447    $      1,802
                                             ============    ============    ============    ============

Earnings per share
  Basic                                      $        .22    $        .33    $        .32    $        .40
                                             ============    ============    ============    ============

  Diluted                                    $        .21    $        .32    $        .31    $        .39
                                             ============    ============    ============    ============

                          WINTON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                    THREE MONTHS ENDED
                                                 SEPTEMBER 30,   JUNE 30,      MARCH 31,   DECEMBER 31,
2002:                                                     (In thousands, except per share data)
Total interest income                              $  8,303      $  8,659      $  8,413      $  8,570
Total interest expense                                4,612         4,763         4,796         5,262
                                                   --------      --------      --------      --------
Net interest income                                   3,691         3,896         3,617         3,308
Provision for losses on loans                           548            75           172           465
Other income                                          1,048           508           705         1,218
General, administrative and other expense             2,451         2,261         2,333         2,140
                                                   --------      --------      --------      --------
Earnings before income taxes                          1,740         2,068         1,817         1,921
Federal income taxes                                    549           703           618           653
                                                   --------      --------      --------      --------
Net earnings                                       $  1,191      $  1,365      $  1,199      $  1,268
                                                   ========      ========      ========      ========
Earnings per share
  Basic                                            $    .27      $    .30      $    .27      $    .29
                                                   ========      ========      ========      ========
  Diluted                                          $    .26      $    .30      $    .26      $    .28
                                                   ========      ========      ========      ========

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